Form 10-K, Exhibit 13
period 2005-03-27
BENIHANA INC
filed 2005-06-24
CIK 935226

                                                                   EXHIBIT 13.01

SELECTED FINANCIAL DATA

The following table sets forth for the periods indicated, selected consolidated financial data that has been derived from our audited Consolidated Financial Statements. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                    FISCAL YEARS ENDED
                                            MARCH 27,       MARCH 28,      MARCH 30,      MARCH 31,     APRIL 1,
                                                 2005           2004           2003           2002      2001(2)
                                                 ----           ----           ----           ----      ----
                                                                                        (53 wk yr)
                                                           (In thousands, except per share information)
CONSOLIDATED STATEMENTS
OF EARNINGS DATA:
Total revenues                                 $218,331       $202,963       $189,244       $171,507      $163,243
Cost of food and beverage sales                  53,372         51,437         46,182         42,754        43,301
Restaurant operating expenses                   126,825        118,183        112,050         99,964        95,234
Restaurant opening costs                          1,304          2,088            501          1,281         1,453
Marketing, general and administrative
    expenses                                     20,939         16,362         15,512         13,373        13,690
Impairment charge                                 2,668                                          438
Interest expense, net                               298            457            528            990         1,233
Income before income taxes and
    minority interest                            12,925         14,436         14,471         12,707        13,776
Income tax provision                              4,520          4,821          4,725          3,964         4,863
Income before minority interest                   8,405          9,615          9,746          8,743         8,913
Minority interest                                   585            643            477            100            40
Net income                                        7,820          8,972          9,269          8,643         8,873
Basic earnings per share (1)                        .81           1.01           1.06           1.14          1.25
Diluted earnings per share (1)                      .77            .98            .99           1.09          1.17

CONSOLIDATED BALANCE SHEET
DATA:
Total assets                                   $154,254       $142,643       $129,759        $99,444       $86,947
Long-term debt including
    current maturities                           10,000         21,500         22,000          6,000        14,645
Stockholders' equity                            103,207         95,045         83,713         71,999        51,157

OTHER FINANCIAL DATA:
Capital expenditures                            $19,817        $22,038        $27,418        $13,944       $14,611


(1) On June 7, 2002, the Board of Directors declared a 15% stock dividend in Class A stock on both the Class A Shares and Common Shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002. As a result, basic and diluted earnings per common share are shown as if the stock dividend had been in existence for each fiscal year presented.

(2) Amounts presented for the fiscal year ended April 1, 2001 have been restated to correct for certain errors related to accounting for leases and leasehold improvements. Restated amounts for the 2002-2004 fiscal years were included in the Company's restated March 28, 2004 10-K/A filed March 15, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

OUR BUSINESS

We are one of the largest chains of Asian restaurants in the United States. We have operated "Benihana" teppanyaki-style Japanese restaurants in the United States for over 40 years, and we believe we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a chef on a steel grill which forms a part of the table at which the food is served. We also operate other restaurant concepts offering Asian, predominately sushi, entrees. Our Haru concept offers an extensive menu of Japanese fusion dishes in a high energy, urban atmosphere. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine. Our RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a high-energy environment featuring upbeat design elements and music. Our one Doraku restaurant offers sushi and other Japanese items.

At March 27, 2005 we:

o owned and operated 56 Benihana teppanyaki-style Japanese dinnerhouse restaurants,
o       franchised others to operate 22 additional Benihana restaurants,
o       owned and operated six Haru restaurants in New York City,
o       owned and operated eight RA Sushi restaurants, and
o       owned and operated one Doraku restaurant in Miami Beach, Florida.

SUMMARY OF RESULTS

Summary highlights of our fiscal 2005 year compared to the previous year:

o       the thirteenth consecutive year of total sales increases,
o opened a new Benihana teppanyaki-style restaurant in Carlsbad, California,
o       opened a new RA Sushi restaurant in Las Vegas, Nevada,
o       opened a new Haru restaurant in New York City, New York,
o restaurant operating profit (restaurant sales less cost of food and beverage sales and restaurant operating expenses) increased 15.3% to approximately $36.6 million.

OUTLOOK

In fiscal 2005, we opened one teppanyaki restaurant, one Haru restaurant and one RA Sushi restaurant. We believe that our revenues will increase next year due to the newly opened restaurants and from continuing increases in customer counts at restaurants open for longer than one year. Additionally, we believe that our revenues will increase from the planned openings of two new teppanyaki restaurants in Coral Gables and Miramar, Florida; one new Haru restaurant in Philadelphia, Pennsylvania; and two new RA Sushi restaurants in Houston, Texas and Palm Beach Gardens, Florida. We also have a signed lease for another RA Sushi restaurant anticipated to open in fiscal 2007 in Huntington Beach, California.

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida currently under development will be the first restaurant to feature the new prototype design. We are also using the design elements of the new prototype to refurbish our older teppanyaki restaurant units. Our restaurant in Short Hills, New Jersey will be the first teppanyaki to be retrofitted with the new design elements. We plan to refurbish approximately 20 of our older teppanyaki restaurants over a three-year period.

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef, chicken and seafood as well as other items necessary to operate, such as electricity or other energy supplies. Additionally, the restaurant industry is characterized by a significant initial capital investment, coupled with high labor costs. Our management is focused on monitoring these costs and increasing same store sales to continue to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans take into account these operational factors and investment costs to generate sustainable operating results and achieve acceptable returns of investment from each of our restaurant concepts.

We define Restaurant Operating Profit as restaurant sales less cost of food and beverage sales and restaurant operating expenses directly associated with the operation of each individual restaurant unit. The following table shows Restaurant Operating Profit (expressed in thousands) and Restaurant Operating Profit as a percentage of restaurant sales by concept and in total.

                                                                     Fiscal year ended
                                                          -----------------------------------------
                                                             2005          2004           2003
                                                          -----------------------------------------
 CONSOLIDATED:
 Restaurant Operating Profit                                  $36,559        $31,715       $29,681
 Restaurant Operating Profit
     as a percentage of consolidated restaurant sales           16.9%          15.8%         15.8%

 TEPPANYAKI:
 Restaurant Operating Profit                                  $27,818        $23,168       $24,642
 Restaurant Operating Profit
     as a percentage of teppanyaki restaurant sales             15.9%          13.9%         15.1%

 HARU:
 Restaurant Operating Profit                                   $6,131         $6,082        $5,179
 Restaurant Operating Profit
     as a percentage of Haru restaurant sales                   26.9%          27.8%         25.7%

 RA SUSHI:
 Restaurant Operating Profit                                   $2,732         $2,640          $838
 Restaurant Operating Profit
     as a percentage of RA Sushi restaurant sales               15.8%          22.8%         26.0%

 DORAKU:
 Restaurant Operating Loss                                     ($122)         ($175)        ($978)
 Restaurant Operating Loss
     as a percentage of Doraku restaurant sales                (7.7%)        (12.1%)       (55.4%)


OPERATING RESULTS

REVENUES

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of patrons that visit our restaurants and franchisees' restaurants and the average check amounts.

The following table shows revenues and percentage changes for the past three years:

(Dollar amounts are expressed in thousands)

                                                     Fiscal year ended
                            -----------------------------------------------------------------------
                                     2005                    2004                    2003
                            -----------------------------------------------------------------------
                                        Percentage              Percentage              Percentage
                                        change                  change                  change
                                        from 2004               from 2003               from 2002
 --------------------------------------------------------------------------------------------------
 Restaurant sales             $216,756        7.7%    $201,335        7.1%    $187,913       10.5%
 Franchise fees
     and royalties               1,575      (3.3%)       1,628       22.3%       1,331      (8.6%)
 --------------------------------------------------------------------------------------------------
 Total revenues               $218,331        7.6%    $202,963        7.2%    $189,244       10.3%
 ==================================================================================================

The table below shows the amount of the changes in restaurant sales and the nature of the changes.

(Amounts are expressed in thousands)

                                                                       Fiscal year ended
                                                            ----------------------------------------
                                                                 2005          2004          2003
 ---------------------------------------------------------------------------------------------------
 Increase in sales from restaurants opened
     or owned longer than one year                              $10,139         $ 211        $7,206
 Increase from new restaurants
                                                                 11,652         7,062         8,897
 Increase from acquired restaurants                                  83         7,748         3,226
 (Decrease)/increase from sales at existing units while
     not comparable due to remodeling closures                  (3,370)           497           330
 Closed units                                                   (3,083)       (2,096)       (1,797)
                                                            ----------------------------------------
 Amount of increase from prior year
                                                                $15,421       $13,422       $17,862
                                                            ========================================

In addition to our Benihana teppanyaki restaurants, we have three other concepts that feature sushi along with other predominately Asian menu choices. Our Haru concept features an extensive menu of Japanese fusion dishes served in a high energy, urban setting. Haru's menu offers traditional sushi and sashimi creations as well as raw bar items and Japanese cuisine. The Haru concept generates exceptionally high average unit sales volumes from take-out and delivery and as a result of customer satisfaction and the high population density that comprises the concept's primary market, New York City. Approximately 40% of Haru's revenues are derived from delivery and takeout sales. The RA Sushi concept is a vibrant, hip restaurant featuring sushi and other Asian menu items in a high-energy environment featuring upbeat design elements and music. RA Sushi's beverage sales account for approximately 33% of restaurant sales. The RA Sushi units are less expensive to build than the Company's other two active concepts and offer the Company a growth vehicle that we believe can succeed in larger markets. The Company's one Doraku restaurant offers sushi and other Japanese dishes. The Company currently does not plan to expand this concept.

Restaurant sales for each of our restaurant concepts are shown in the table below (amounts are expressed in thousands):

                                                                  Fiscal year ended
                                                   -------------------------------------------------
                                                            2005             2004            2003
 ---------------------------------------------------------------------------------------------------
 Benihana                                                 $175,045         $166,452        $162,741
 Haru                                                       22,785           21,871          20,181
 RA Sushi (1)                                               17,334           11,574           3,226
 Doraku                                                      1,592            1,438           1,765
                                                   -------------------------------------------------
 Total                                                    $216,756         $201,335        $187,913
                                                   =================================================

(1)     RA Sushi was acquired in December 2002.


We believe that the Benihana style of presentation makes us a unique choice for customers. We believe that customers who are seeking greater value for their dining budget appreciate the entertainment value provided by the chef cooking directly at their table. Sales over the past three years have also increased as a result of an increasing trend for sushi as a menu item. We believe that we are the largest restaurant chain offering sushi to consumers nationwide. Sushi bars have been added to most of the Benihana restaurants over the past several years.

2005 COMPARED TO 2004

Revenues increased 7.6% in fiscal 2005 when compared to fiscal 2004. Restaurant sales increased $15.4 million in fiscal 2005 when compared to fiscal 2004. The increase was mainly attributable to sales from new restaurants of $11.7 million and from increases in sales from restaurants opened longer than one year of $10.1 million offset by $3.4 million for restaurant closed for remodeling and $3.1 million for restaurants permanently closed.

BENIHANA - Sales for the Benihana teppanyaki restaurants increased $8.6 million in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $8.0 million and from sales of new restaurants prior to becoming comparable restaurant units of $7.1 million offset by sales reductions attributable to two permanent restaurant closures in fiscal 2005 as a result of lease expirations and sales reductions attributable to two temporary restaurant closures due to major refurbishings. The increase in sales from restaurants opened longer than one year is a result of a 2-3% menu price increase instituted during the second quarter of fiscal 2005. Additionally, guest counts increased 2.9% to 7 million guests in fiscal 2005 from fiscal 2004. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 5.0%. The average check amount was $24.15 in fiscal 2005 compared to $23.61 in fiscal 2004. Sales from new restaurants was mainly attributable to the Carlsbad, California restaurant which opened in June 2005. During fiscal 2005, we temporarily closed two restaurants; the San Francisco, California and Manhasset, New York restaurants for major refurbishing with a negative impact on sales of $3.4 million. We closed two teppanyaki restaurants in fiscal 2005; one in Kendall a suburb of Miami, Florida and one in New York City after their leases expired. The Kendall restaurant will be replaced by the Coral Gables, Florida restaurant expected to open in fiscal 2006. We have no plans to replace the New York City restaurant.

HARU - Sales for the Haru restaurants increased $914,000 in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $545,000 and from sales of $369,000 from a new restaurant located in the Gramercy Park section of Manhattan. The increase from restaurants opened longer than one year was a result of increased traffic of 1.7%. In addition, take-out and delivery sales increased by 4.7% compared to the prior year. Comparable restaurant sales growth for the Haru restaurants increased 2.5% from fiscal 2004. The average guest check amount was $27.73 in fiscal 2005 compared to $27.15 in fiscal 2004.

RA SUSHI - Sales for the RA Sushi restaurants increased $5.8 million in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $1.5 million and from sales of new restaurants of $4.3 million. The increase from restaurants opened longer than one year is a result of increased traffic of 8.8% and from the maturation of recently opened restaurants in new markets. Comparable restaurant sales growths for the RA Sushi restaurants was 12.8% for fiscal 2005 compared to fiscal 2004. The average guest check amount was $20.19 in fiscal 2005 compared to $19.06 in fiscal 2004. Sales from new restaurants was attributable to the opening of a RA Sushi restaurant in Las Vegas, Nevada in October 2004 and from three other RA Sushi restaurants opened in the latter part of fiscal 2004 before they became comparable.

Franchise fees and royalties decreased slightly in fiscal 2005 when compared to fiscal 2004. There were no new franchised locations opened during fiscal 2005.

2004 COMPARED TO 2003

Revenues increased 7.2% in fiscal 2004 when compared to fiscal 2003. Restaurant sales increased $13.4 million in fiscal 2004 when compared to fiscal 2003. The increase was mainly attributable to sales from the acquired RA Sushi restaurants of $7.7 million and from the sales from new restaurants of $7.1 million. Guest counts increased 569,000 to 8.2 million. The average guest check amount was $23.61 in fiscal 2004 compared to $23.45 in fiscal 2003 at the teppanyaki restaurants, $27.15 in fiscal 2004 compared to $28.22 in fiscal 2003 at the Haru restaurants, $22.29 in fiscal 2004 compared to $20.56 in fiscal 2003 at the Doraku restaurant and $19.06 in fiscal 2004 compared to $19.15 in fiscal 2003 at the RA Sushi restaurants.

Comparable restaurant sales growth for restaurants opened longer than one year was $0.2 million in fiscal 2004. Comparable sales for the teppanyaki restaurants decreased by 1.2%, comparable sales for the Haru restaurants increased 8.4%, comparable sales for the RA Sushi restaurants increased 10.3% and for the one Doraku restaurant comparable sales increased 14.5% in fiscal 2004 when compared to fiscal 2003.

We closed the Bethesda, Maryland teppanyaki restaurant in October of 2003 and opened at a nearby location two weeks later. In fiscal 2003 we closed two restaurants. We closed a Benihana teppanyaki restaurant in Louisville, Kentucky the last week of fiscal 2003 upon its lease expiration. The Chicago Doraku restaurant closed in February of 2003 and was converted to a RA Sushi restaurant which opened in January 2004.

Franchise fees and royalties increased in fiscal 2004 when compared to fiscal 2003. The increase was mainly attributable to increased fees from the opening of the Edison, New Jersey and Santiago, Chile franchises.

OPERATING COSTS AND EXPENSES

Operating costs and expenses are largely dependent on the number of customers that visit our restaurants and the cost of commodities, the number of employees that are necessary to provide a high quality of service to our customers, rents we pay for our restaurant properties, utilities and other necessary operating costs.

The following table shows the amount of change in our restaurant operating costs, costs as a percentage of restaurant sales, and the percentages of change from the preceding years.

                                                                   Fiscal year ended
                                                        -----------------------------------------
                                                            2005          2004          2003
                                                        -----------------------------------------
 COST AS A PERCENTAGE OF RESTAURANT SALES:
 Cost of food and beverage sales                               24.6%         25.5%         24.6%
 Restaurant operating expenses                                 58.5%         58.7%         59.6%
 Restaurant opening costs                                        .6%          1.0%           .3%
 Marketing, general and administrative expenses                 9.7%          8.1%          8.3%

 AMOUNT OF CHANGE FROM PRIOR YEAR:
 Cost of food and beverage sales                              $1,935        $5,255       $ 3,428
 Restaurant operating expenses                                 8,642         6,133        12,086
 Restaurant opening costs                                      (784)         1,587         (780)
 Marketing, general and administrative expenses                4,577           850         2,139
 Interest expense, net                                         (159)          (71)         (462)

 PERCENTAGE INCREASE OR (DECREASE) FROM PRIOR YEAR:
 Cost of food and beverage sales                                3.8%         11.4%          8.0%
 Restaurant operating expenses                                  7.3%          5.5%         12.1%
 Restaurant opening costs                                    (37.6%)        316.8%       (60.1%)
 Marketing, general and administrative expenses                28.0%          5.5%         16.0%
 Interest expense, net                                       (34.8%)       (13.4%)       (46.7%)


2005 COMPARED TO 2004

During fiscal 2005, an impairment charge of $2,668,000 was recorded ($0.16 per diluted share net of income taxes) and is related to the write-down of equipment and leasehold improvements to estimated fair market value at four existing restaurants: the Georgetown and Monterey Benihana teppanyaki restaurants, the Doraku restaurant and the RA Sushi restaurant located in Chicago, although the Company intends to continue operating these restaurants. We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. We consider a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment. Assets are grouped and evaluated for impairment at the lowest levels for which there are identifiable cash flows, primarily the individual restaurants. A restaurant is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than its carrying amount. While each of the four restaurants was cash flow positive, the amount of projected cash flows was insufficient to cover our investments in them. If a restaurant is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales in the restaurant industry.

Cost of food and beverage sales increased in absolute amount and decreased when expressed as a percentage of sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount is attributable to the increase in sales. Beef costs and lobster costs, which comprise approximately 40% and 15%, respectively, of our total commodity costs slightly increased in fiscal 2005 compared to fiscal 2004. The decrease when expressed as a percentage of sales is attributable to menu price increases coupled with stable commodity costs in fiscal 2005 compared to fiscal 2004.

Restaurant operating expenses increased in absolute amount but decreased slightly when expressed as a percentage of sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount was mainly attributable to the aforementioned increase in sales. The decrease when expressed as a percentage of sales was attributable to continued gains in labor productivity in fiscal 2005 when compared to fiscal 2004.

Restaurant opening expenses decreased in absolute amount and when expressed as a percentage of sales in fiscal 2005. The decrease is attributable to fewer restaurants under active development in fiscal 2005 compared to fiscal 2004.

Marketing, general and administrative expenses increased in absolute amount and when expressed as a percentage of sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount is attributable to increased administration headcount and professional fees. Additional corporate personnel were hired to accommodate the Company's growth plans. The increase in professional fees is attributable to the Benihana of Tokyo, Inc. litigation of $2,100,000 and to professional fees relating to Sarbanes-Oxley Section 404 compliance.

Interest expense, net, decreased in fiscal 2005 when compared to fiscal 2004. The decrease was a result of a decrease in the average outstanding bank debt in fiscal 2005 compared to fiscal 2004.

Our effective tax rate was 35.0% for fiscal 2005 compared to 33.4% for fiscal 2004. The increase was primarily a result of increased state income taxes and changes in estimates made in the computation of the current year tax provision.

Net income for fiscal 2005 was $7.8 million, a decrease of 12.8% over net income of approximately $9.0 million in fiscal 2004. Basic earnings per common share decreased to $.81 for fiscal 2005 from basic earnings per share of $1.01 for fiscal 2004. Basic average weighted shares outstanding increased by approximately 267,000 shares to 9,154,000 at March 27, 2005 from 8,887,000 at March 28, 2004. Diluted earnings per common share decreased to $.77 for fiscal 2005 from diluted earnings per common share of $.98 in fiscal 2004. Average diluted weighted shares outstanding increased by approximately 992,000 shares to 10,147,000 shares at March 27, 2005 from 9,155,000 shares at March 28, 2004. The increase in both basic and diluted average weighted shares outstanding during fiscal 2005 compared to fiscal 2004 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock in fiscal 2005.

2004 COMPARED TO 2003

Cost of food and beverage sales increased in absolute amount and when expressed as a percentage of sales in fiscal 2004 when compared to fiscal 2003.

The increase in absolute amount is attributable to the increase in sales. The increase when expressed as a percentage of sales was attributable to increased beef prices in the current fiscal year. Beef costs comprise approximately 40% of our total commodity costs. Average beef prices increased 9.0% in fiscal 2004 when compared to fiscal 2003. Lobster prices which comprise approximately 15% of our total commodity costs increased an average of 15.5% in fiscal 2004 when compared to fiscal 2003. All other commodity cost fluctuations were not significant.

Restaurant operating expenses increased in absolute amount but decreased when expressed as a percentage of sales in fiscal 2004 when compared to fiscal 2003. The increase in absolute amount was mainly attributable to the seven new restaurants opened during fiscal 2004. The decrease when expressed as a percentage of sales was attributable to increased labor productivity in fiscal 2004 and from stable health insurance costs in fiscal 2004 compared to increased sales. Occupancy costs and depreciation and amortization expenses increased in both absolute amount and when expressed as a percentage of sales primarily from the opening of the seven new restaurants. Utility costs increased due to higher energy costs in the fiscal year ended March 28, 2004.

Restaurant opening expenses increased in absolute amount and when expressed as a percentage of sales in fiscal 2004 when compared to fiscal 2003 as a result of the growth in restaurant development activity in fiscal 2004 when compared to the prior fiscal year. The increase in restaurant opening expenses such as rent and labor and related costs was a result of opening seven restaurants and having four other new restaurants under development in the fiscal year ended March 28, 2004 compared to opening two in the prior fiscal year.

Marketing, general and administrative expenses increased in absolute amount but decreased when expressed as a percentage of sales in fiscal 2004 when compared to fiscal 2003. The increase in absolute amount is due to increased salaries for a full year from additional management personnel who were hired by the Company in connection with the development of our RA Sushi concept. Also contributing to the increase was an increase in planned advertising expenses in the fiscal year ended March 28, 2004 compared to the prior fiscal year. The decrease when expressed as a percentage of sales was immaterial.

Interest expense, net, decreased in fiscal 2004 when compared to fiscal 2003. The decrease was a result of a decrease in the average interest rate in the fiscal year ended March 28, 2004 compared to the prior fiscal year.

Our effective tax rate was 33.4% for fiscal 2004 compared to 32.7% for fiscal 2003. The increase was primarily a result of increased minority interest expense which is not deductible for tax purposes.

OUR FINANCIAL RESOURCES

We have borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan and a revolving line of credit facility, both of which were renegotiated on December 3, 2002. The renegotiated credit agreement increased the term loan facility to $16,000,000. The line of credit facility, which expires December 31, 2007, allows us to borrow up to $15,000,000 and includes a $1,000,000 letter of credit outstanding against the facility in connection with our self-insured workers' compensation insurance program. At March 27, 2005, we had $14,000,000 available for borrowing under the revolving line of credit. The term loan had $10,000,000 outstanding at March 27, 2005 and is payable in quarterly installments of $833,333 until the term loan matures in December 2007. The interest rate at March 27, 2005 of both the line of credit and the term loan was approximately 3.56%. We have the option to pay interest at Wachovia's prime rate plus 1% or at the London interbank offering rate ("libor") plus 1%.

The interest rate may vary depending upon the ratio that ebitda has to our total indebtedness as defined in the loan agreement. The loan agreements limit our capital expenditures, require that we maintain certain financial ratios and profitability amounts and prohibit the payment of cash dividends on common stock. The Company was not in compliance with the minimum ebitda requirements at March 27, 2005 and on May 12, 2005 the Company and Wachovia amended the credit agreement reducing the ebitda requirement.

Since restaurant businesses generally do not need relatively large amounts of inventory and accounts receivable, there is no need to finance them. As a result, many restaurant businesses have deficiencies in working capital.

The following table summarizes the sources and uses of cash (in thousands).

                                                                          Fiscal year ended
                                                             -------------------------------------
                                                                        2005              2004
                                                             -------------------------------------
    Cash provided by operations                                       $ 25,456           $ 20,449
    Cash (used in) investing activities                               (22,359)           (22,042)
    Cash (used in) provided by financing activities                    (2,015)              1,490
                                                             -------------------------------------
    Increase (decrease) in cash                                       $  1,082           $  (103)
                                                             =====================================

We have announced a major renovation program for approximately 20 of our teppanyaki restaurants for which the planning began in the third quarter of fiscal 2005. We anticipate that the total cost of these renovations will range from $25 to $30 million over a three-year period. Our other future capital requirements depend on numerous factors, including market acceptance of our products, the timing and rate of expansion of our business, acquisitions, and other factors. We have increased our capital expenditures consistent with the development of the number of restaurants we build and we anticipate that our capital expenditures will continue to increase in the foreseeable future. We believe that the cash from operations, the funds available under our term loan and line of credit and future issuances of Series B Preferred Stock pursuant to our agreement with BFC Financial Corporation are sufficient to fund expansion and renovation programs for which we have made commitments. However, operating cash flow and the BFC financing will not provide sufficient capital to fund our total restaurant renovation and expansion programs that we are planning and we will need to seek additional financing to fully fund such programs. See "Financing Activities" for a description of the Company's Series B Preferred Stock facility.

Contractual obligations and commitments (in thousands):

--------------------------------------------------------------------------------------------------------------------
                                  Total        2006        2007         2008        2009        2010     Thereafter
--------------------------------------------------------------------------------------------------------------------
  Long-term debt obligations(1)     $10,000      $3,333      $4,167       $2,500           -          -           -
  Capital lease obligations              26          26           -            -           -          -           -
  Operating lease obligations       143,477      10,079      10,365       10,342      10,423     10,050      92,218
  Other liabilities(2)                  348         348           -            -           -          -           -
--------------------------------------------------------------------------------------------------------------------
  Total                            $153,851     $13,786     $14,532      $12,842     $10,423    $10,050     $92,218
--------------------------------------------------------------------------------------------------------------------

(1) Long-term debt obligations do not include interest. We have the option to pay interest at Wachovia's prime rate plus 1% or at libor plus 1%. The interest rate may vary depending upon the ratio that ebitda has to our total indebtedness as defined in the loan agreement. Estimated interest payments are $119,000, $148,000 and $66,000 for fiscal year ending 2006, 2007 and 2008, respectively.

(2)     Contingent payment from RA Sushi acquisition.

OPERATING ACTIVITIES

Cash provided by operations increased as a percentage of net income during the year from fiscal 2004 primarily as a result of increases in noncash items such as depreciation and amortization and the impairment charge as well as changes in operating assets and liabilities.

INVESTING ACTIVITIES

Expenditures for property and equipment were $19.8 million, a decrease of $2.2 million from the prior fiscal year. Of the capital expenditures for fiscal 2005, $2.2 million represented construction for new teppanyaki restaurant units, $2.5 million represented construction for new RA Sushi restaurants units, $5.7 million represented construction for new Haru restaurants and the balance of approximately $9.4 million was spent on replacements and refurbishments.

The Company has a call option to acquire the remaining 20% of Haru's Common Stock that we do not already own. The minority owner also has a put option to us for the remaining 20% of Haru's Common Stock (see Note 13 to the Consolidated Financial Statements). The expected purchase price ranges between $3.7 million and $4.9 million and we are exploring the opportunity to acquire the remaining Haru's Common Stock should the minority partner not exercise the put option.

We purchased the land, building and equipment of the Anchorage, Alaska franchised restaurant for a total of $2.8 million in fiscal 2005.

We plan to expend approximately $24.9 million for the development of new restaurants during the 2006 fiscal year. We also intend to remodel several older teppanyaki restaurants during our 2006 fiscal year. The total costs of these renovations are expected to be approximately $18.0 million.

FINANCING ACTIVITIES

On July 1, 2004, the Company issued 400,000 shares of Series B Preferred Stock at $25.00 per share which resulted in net proceeds of $9.3 million after transaction costs. The Company is committed to issue another 400,000 shares of the Series B Preferred Stock from time to time during the two-year period commencing on June 8, 2005 at such time or times as the Company may determine. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share, subject to adjustment, carries a dividend of 5% payable in cash or additional Series B Preferred Stock and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or dispositions of assets having a value in excess of 25% of the total consolidated assets of the Company.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one director at all times and one additional director in the event that dividends are not paid for two consecutive quarters to the holders of the Series B Preferred Stock.

The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common and Class A Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

Our total indebtedness decreased by $11,773,000 from the end of fiscal 2004. We repaid $3,000,000 of the term loan and $8,500,000 of the revolving line of credit in fiscal 2005 and $273,000 of leases that are considered to be capital in nature. We also realized $612,000 from the exercise of stock options and warrants in fiscal 2005 as compared to $2,198,000 in fiscal 2004.

THE IMPACT OF INFLATION

The Company does not believe that inflation has had a material effect on sales or expenses during the last three years other than labor costs. The Company's restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased the Company's labor costs in the last two years. To the extent permitted by competition, the Company has mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to libor. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes.

We purchase commodities such as chicken, beef, lobster, fish and shrimp for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

SEASONALITY OF OUR BUSINESS

Our business is not highly seasonal although we do have more diners coming to our restaurants for special holidays such as Mother's Day, Valentine's Day and New Year's. Mother's Day falls in our first fiscal quarter, New Year's in the third fiscal quarter and Valentine's Day in the fourth fiscal quarter of each year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reported period. (See Note 1 of notes to Consolidated Financial Statements included in this Annual Report).

Critical accounting policies are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

We record all property and equipment at cost less accumulated depreciation. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful life of the assets or the lease terms of the respective leases. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments by management. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the assets to the future cash flows to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and an impairment charge is taken against results of operations. In fiscal 2005 we recorded such an impairment charge resulting in a write down of long-lived assets of approximately $2.7 million. (See Note 3 to the Consolidated Financial Statements).

We periodically review the recoverability of goodwill based primarily upon an analysis of cash flows of the related investment assets compared to the carrying value or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The analysis involves judgments by management which could produce materially different results if different assumptions are used in the analysis.

The Company is obligated under various lease agreements for certain restaurant facilities. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when management determines that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments. The leasehold improvements and property held under capital leases for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. For each restaurant facility, the consolidated financial statements reflect the same lease term for amortizing leasehold improvements as the Company uses to determine capital versus operating lease classifications and in calculating straight-line rent expense. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Judgments made by the Company related to the probable term for each restaurant facility lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

We are self-insured for a significant portion of our employee health and workers' compensation programs. The Company maintains stop-loss coverage with third party insurers to limit its total exposure. The accrued liability associated with these programs is based on our estimate of the ultimate costs to be incurred to settle known claims and an estimate of claims incurred but not reported to the Company as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

We estimate certain components of our provision for income taxes. These estimates include, but are not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or the Company's application of such laws to its business (see Note 12 to the Consolidated Financial Statements). During fiscal 2004, the Internal Revenue Service completed an examination of the Company's fiscal 2000, 2001 and 2002 Federal Income Tax returns. The examination did not result in any material adverse tax or financial consequences.

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. This new standard, as amended, will be effective for us beginning fiscal 2007. The Company is evaluating the impact of this standard on our consolidated financial statements.

FORWARD LOOKING STATEMENTS

This Annual Report contains various "forward-looking statements" which represent our expectations or beliefs concerning future events, including unit growth, future capital expenditures, and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, or acquisition opportunities, harsh weather conditions in areas in which the Company and its franchisees operate restaurants or plan to build new restaurants, acceptance of the Company's concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, unstable economy and conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.


BENIHANA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share information)

                                                                    MARCH 27,        March 28,       March 30,
 Fiscal year ended                                                    2005            2004            2003
-----------------------------------------------------------------------------------------------------------------
REVENUES
Restaurant sales                                                        $216,756        $201,335        $187,913
Franchise fees and royalties                                               1,575           1,628           1,331
-----------------------------------------------------------------------------------------------------------------
Total revenues                                                           218,331         202,963         189,244
-----------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES

Cost of food and beverage sales                                           53,372          51,437          46,182
Restaurant operating expenses                                            126,825         118,183         112,050
Restaurant opening costs                                                   1,304           2,088             501
Marketing, general and administrative expenses                            20,939          16,362          15,512
Impairment charge                                                          2,668
-----------------------------------------------------------------------------------------------------------------
Total operating expenses                                                 205,108         188,070         174,245
-----------------------------------------------------------------------------------------------------------------

Income from operations                                                    13,223          14,893          14,999
Interest expense, net                                                        298             457             528

-----------------------------------------------------------------------------------------------------------------
Income before income taxes and minority interest                          12,925          14,436          14,471
Income tax provision                                                       4,520           4,821           4,725
-----------------------------------------------------------------------------------------------------------------

Income before minority interest                                            8,405           9,615           9,746
Minority interest                                                            585             643             477
-----------------------------------------------------------------------------------------------------------------

NET INCOME                                                                $7,820          $8,972          $9,269
Less, accretion of issuance costs and preferred
   stock dividends                                                           422
-----------------------------------------------------------------------------------------------------------------
Net Income attributable to common stockholders                            $7,398          $8,972          $9,269
=================================================================================================================

EARNINGS PER SHARE

Basic earnings per share (1)                                                $.81           $1.01           $1.06
Diluted earnings per share (1)                                              $.77            $.98            $.99
=================================================================================================================

(1) On June 7, 2002, the Board of Directors declared a 15% stock dividend in Class A stock on both the Class A Shares and Common Shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002. As a result, basic and diluted earnings per common share are shown as if the stock dividend had been in existence for each fiscal year presented.

See notes to consolidated financial statements


BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)
                                                                               MARCH 27,           March 28,
                                                                                 2005                 2004
-------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                       $3,278                 $2,196
     Receivables                                                                        910                    882
     Inventories                                                                      6,571                  6,147
     Prepaid expenses, deferred income taxes and other current assets                 2,144                  2,611
-------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                 12,903                 11,836

PROPERTY AND EQUIPMENT, NET                                                         108,132                 98,219
GOODWILL, NET                                                                        28,131                 27,783
OTHER ASSETS                                                                          5,088                  4,757
-------------------------------------------------------------------------------------------------------------------
                                                                                   $154,254               $142,595
===================================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable and accrued expenses                                          $23,082                $18,877
     Current maturity of bank debt                                                    3,333                 21,500
     Current maturities of obligations under capital leases                              26                    273
-------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                            26,441                 40,650

LONG-TERM DEBT - BANK                                                                 6,667
OBLIGATIONS UNDER CAPITAL LEASES                                                                                26
DEFERRED INCOME TAX LIABILITY, NET                                                      156
DEFERRED OBLIGATIONS UNDER OPERATING LEASES                                           6,479                  5,460
-------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                    39,743                 46,136

COMMITMENTS AND CONTINGENCIES (NOTES 10 AND 13)
MINORITY INTEREST                                                                     1,999                  1,414
CONVERTIBLE PREFERRED STOCK - $1.00 par value; authorized -
         5,000,000 shares; Series B Mandatory Redeemable Convertible
         Preferred Stock - authorized - 800,000 shares; issued and
         outstanding - 400,000 shares with a liquidation preference of
         $25.00 per share (Note 14)                                                   9,305
STOCKHOLDERS' EQUITY:
     Common stock - $.10 par value; convertible into Class
         A Common stock; authorized - 12,000,000 shares;
         issued and outstanding - 2,975,978 and 3,134,979
         shares in 2005 and 2004, respectively                                          298                    313
     Class A Common stock - $.10 par value; authorized -
         20,000,000 shares; issued and outstanding -
         6,198,475 and 5,967,527 shares in 2005 and 2004,
         Respectively                                                                   620                    597
     Additional paid-in capital                                                      51,528                 50,772
     Retained earnings                                                               50,904                 43,506
     Treasury stock - 10,828 shares of Common stock at cost                           (143)                  (143)
-------------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                          103,207                 95,045
-------------------------------------------------------------------------------------------------------------------
                                                                                   $154,254               $142,595
===================================================================================================================
See notes to consolidated financial statements


BENIHANA INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share information)

                                                                Class A   Additional                           Total
                                                      Common    Common     Paid-in    Retained   Treasury   Stockholders'
                                                       Stock     Stock     Capital    Earnings    Stock        Equity
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2002                                 $328       $415    $26,926    $44,446    $(116)      $71,999
     Net income                                                                         9,269                  9,269
     Tax benefit from stock options                                            517                               517
     Issuance of 1,141,050 shares of Class A
         Common stock for stock dividend                            115     19,089   (19,181)      (23)
     Conversion of 100,700 shares of Common
         stock into Class A Common stock                (10)         10
     Purchase of treasury stock                                                                     (4)          (4)
     Issuance of 9,000 shares of Common stock
         Under exercise of options                                              43                                43
     Issuance of 178,865 shares of Class A
         Common stock under exercise of options                      18      1,708                             1,726
     Issuance of 150 shares of Class A Common
         stock for incentive compensation                                        3                                 3
     Issuance of 23,000 shares of Class A Common
         stock under exercise of warrant                              2        158                               160
--------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 30, 2003                                  318        560     48,444     34,534     (143)       83,713
     Net income                                                                         8,972                  8,972
     Tax benefit from stock options                                            162                               162
     Conversion of 79,500 shares of Common
         stock into Class A Common stock                 (8)          8
     Issuance of 30,000 shares of Common stock
         Under exercise of options                         3                   214                               217
     Issuance of 207,000 shares of Class A
         Common stock under exercise of warrant                      21      1,420                             1,441
     Issuance of 85,943 shares of Class A
         Common stock under exercise of options                       8        532                               540
--------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 28, 2004                                  313        597     50,772     43,506     (143)       95,045
     Net income                                                                         7,820                  7,820
     Tax benefit from stock options                                            145                               145
     Conversion of 159,000 shares of Common
         stock into Class A Common stock                (15)         15
     Issuance of 71,598 shares of Class A Common
         stock Under exercise of options                              8        604                               612
     Issuance of 350 shares of Class A Common stock
         for incentive compensation                                              7                                 7
     Dividends on Series B Preferred Stock                                              (370)                  (370)
     Accretion of issuance costs on Series B
         Preferred Stock                                                                 (52)                   (52)

--------------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 27, 2005                                 $298       $620    $51,528    $50,904    $(143)     $103,207
==========================================================================================================================

See notes to consolidated financial statements.


BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share information)                                        MARCH 27,     March 28,    March 30,
Fiscal year ended                                                                  2005         2004         2003
----------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                                      $7,820       $8,972      $ 9,269
     Adjustments to reconcile net income to net cash provided by operating activities
        Depreciation and amortization                                                 9,837        8,657        7,375
        Minority interest                                                               585          643          477
        Deferred income taxes                                                          (76)        2,265          655
        Issuance of Class A Common stock for incentive compensation                       7                         3
        Loss on disposal of assets                                                      327          154          120
        Impairment charge                                                             2,668
        Change in operating assets and liabilities that provided (used) cash:
          Receivables                                                                  (28)        (256)          364
          Inventories                                                                 (424)        (819)      (1,085)
          Prepaid expenses, deferred income taxes and other current assets              699        (190)          351
          Other assets                                                                (716)         (59)        (431)
          Accounts payable and accrued expenses                                       4,757        1,082        1,181
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                            25,456       20,449       18,279
----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
     Cash proceeds from sales of equipment and land                                     274
     Business acquisition, net of cash acquired                                     (2,816)                  (11,353)
     Expenditures for property and equipment                                       (19,817)     (22,038)     (27,418)
     Other                                                                                           (4)         (11)
----------------------------------------------------------------------------------------------------------------------
Net cash (used in) investing activities                                            (22,359)     (22,042)     (38,782)
----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
     Dividends paid on preferred stock                                                (252)
     Proceeds from issuance of long-term debt                                         8,000       17,400       34,800
     Repayment of long-term debt                                                   (19,500)     (18,270)     (19,502)
     Repayment of obligations under capital leases                                    (273)
     Proceeds from issuance of Series B Preferred stock                               9,253
     Proceeds from issuance of Common stock and Class A
         Common stock under exercise of options and warrants                            612        2,198        1,929
     Tax benefit from stock option and warrant exercise                                 145          162          517
     Purchase of treasury stock                                                                                   (4)
----------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                 (2,015)        1,490       17,740
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                  1,082        (103)      (2,763)
Cash and cash equivalents, beginning of year                                          2,196        2,299        5,062
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                               $3,278       $2,196      $ 2,299
======================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID DURING THE FISCAL YEAR FOR:
     Interest                                                                        $  386       $  484      $   423
     Income taxes                                                                    $3,380       $2,305      $ 3,055
BUSINESS ACQUISITIONS, NET OF CASH ACQUIRED:
     Fair value of assets acquired, other than cash                                  $2,816                   $ 2,346
     Liabilities assumed                                                                                      (1,646)
     Purchase price in excess of the net assets acquired                                                       10,653
----------------------------------------------------------------------------------------------------------------------
                                                                                     $2,816                   $11,353
======================================================================================================================

During fiscal 2005, $348,000 of goodwill was recorded related to contingent payments accrued for the RA Sushi acquisition.
During fiscal 2005, 159,000 shares of common stock were converted into 159,000 shares of Class A Common stock.
During fiscal 2004, $652,000 of goodwill was recorded related to contingent payments accrued for the RA Sushi acquisition.
During fiscal 2004, 79,500 shares of common stock were converted into 79,500 shares of Class A Common stock.
During fiscal 2003, 100,700 shares of common stock were converted into 100,700 shares of Class A Common stock.
During fiscal 2003, a stock dividend of 1,141,050 shares of Class A Common stock was paid.
See notes to consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MARCH 27, 2005, MARCH 28, 2004 AND MARCH 30, 2003

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        OPERATIONS - Benihana Inc., including its majority owned subsidiaries (the "Company"), owned and operated 56 teppanyaki theme and 15 Japanese theme restaurants featuring sushi. The Company also franchised 22 teppanyaki theme restaurants as of March 27, 2005. The Company has the rights to open, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands.

        BASIS OF PRESENTATION - The consolidated financial statements include the assets, liabilities and results of operations of the Company's majority-owned subsidiaries. The ownership of other interest holders including attributable income is reflected as minority interest. All intercompany accounts and transactions have been eliminated in consolidation.

        The Company has a 52/53-week fiscal year. All fiscal years presented consisted of 52 weeks. The Company's first fiscal quarter consists of 16 weeks and the remaining three quarters are 12 weeks each, except in the event of a fifty-three week year with the final quarter composed of 13 weeks. Because of the differences in length of these accounting periods, results of operations between the first quarter and the later quarters of a fiscal year are not comparable.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

        Certain prior year amounts in the accompanying consolidated financial statements have been reclassified to conform with fiscal 2005 classifications.

        FRANCHISE AND ROYALTIES REVENUE RECOGNITION - The Company recognizes initial franchise fees as income when substantially all of its obligations are satisfied, which generally coincides with the opening of the franchised restaurants. The Company also receives continuing royalties based upon a percentage of each franchised restaurant's gross revenues. Royalties are recognized as income when earned.

        CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents.

        INVENTORIES - Inventories, which consist principally of restaurant operating supplies and food and beverage, are stated at the lower of cost (first-in, first-out method) or market.

        DEPRECIATION AND AMORTIZATION - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leaseholds - lesser of the underlying lease terms, including renewal options, or their useful lives).

        The Company capitalizes all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction was approximately $127,000 in fiscal 2005, $92,000 in fiscal 2004 and $0 in fiscal year 2003.

        ACCOUNTING FOR LONG-LIVED ASSETS - The Company evaluates its net investment in restaurant properties for impairment when events or changes in circumstances that indicate the carrying amounts of an asset may not be recoverable. During fiscal 2005, the Company recorded an impairment charge of $2,668,000 for the write-down to fair value of property and equipment at two teppanyaki restaurants, one RA Sushi restaurant and one Doraku. (See Note 3).

        ACCOUNTING FOR GOODWILL - The Company annually reviews goodwill for impairment and writes-down the carrying amount of goodwill to results of operations when the recorded value of goodwill is determined to be more than its fair value. The Company reviewed goodwill for possible impairment during fiscal 2005, 2004 and 2003 and determined that there was no impairment of goodwill.

        ACCOUNTING FOR LEASES - OPERATING LEASES - Rent expense for the Company's operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13. The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. The difference between rent expense and rent paid is recorded as deferred rent and is included in the consolidated balance sheets. CAPITAL LEASES are recorded as an asset and an obligation is recorded at an amount equal to the present value of the minimum lease payments during the lease term.

        ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE - The Company capitalizes and records in other assets the cost of computer software obtained for internal use and amortizes such costs over a three-year period.

        SELF-INSURANCE - The Company is self-insured for certain losses related to health, general liability and workers' compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The estimated liability is not discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

        INCOME TAXES - The Company uses the asset and liability method which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements as measured by the provisions of enacted law.

        DERIVATIVE INSTRUMENTS - The Company does not currently utilize instruments to hedge exposure to fluctuations in variable interest rates, currency fluctuations or fluctuations in the prices of commodities used in its products.

        STOCK-BASED COMPENSATION - The Company accounts for stock-based compensation for employees and directors under the intrinsic value method of accounting for stock-based compensation. Therefore, the Company generally recognizes no compensation expense with respect to such awards because options are generally granted at the fair market value of the underlying shares on the date of the grant. The Company does not issue stock-based compensation to non-employees. The Company has disclosed pro forma net income and earnings per share amounts using the fair value method.

        Had the Company accounted for its stock-based awards under the fair value method, the table below shows the pro forma effect on net income and earnings per share for the three most recent fiscal years.

                                                              MARCH 27,         March 28,         March 30,
                                                                 2005              2004              2003
                                                            -------------     -------------      ------------
        Net Income
              As reported                                         $7,820            $8,972            $9,269
        Accretion of issuance costs
              and preferred stock dividends                        (422)
                                                            -------------     -------------      ------------
        Net income attributable
              to common stockholders                               7,398             8,972             9,269
        Add, Stock-based compensation cost
              included in net income                                   7                                   3
        Less, Total stock-based employee
              compensation expense
              determined under fair value
              based method for all awards                            248               564               754
                                                            -------------     -------------      ------------
              Pro forma                                           $7,157            $8,408            $8,518
                                                            =============     =============      ============
        Basic earnings per share:
              As reported                                           $.81             $1.01             $1.06
                                                            =============     =============      ============
              Pro forma                                             $.78              $.95              $.97
                                                            =============     =============      ============
        Diluted earnings per share:
              As reported                                           $.77              $ 98              $.99
                                                            =============     =============      ============
              Pro forma                                             $.75              $.92              $.91
                                                            =============     =============      ============

        The following weighted average assumptions were used in the Black-Scholes option-pricing model used in developing the above pro forma information: a risk-free interest rate of 3.6% for fiscal year 2005, 1.9% for fiscal year 2004 and 1.8% for fiscal year 2003, respectively, an expected life of three years, no expected dividend yield and a volatility factor of 36% for fiscal 2005 and 50% for fiscal years 2004 and 2003, respectively.

        NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING - In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. This new standard, as amended, will be effective for the Company beginning fiscal 2007. The Company is evaluating the impact of this standard on our consolidated financial statements.

        SEGMENT REPORTING - The Company accounts for its segments in accordance with SFAS No. 131 ("SFAS 131"), "Disclosure about Segments of an Enterprise and Related Information". SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. As of March 27, 2005, we operated 71 Benihana, Haru, RA Sushi and Doraku restaurants in North America as a single reporting segment. The restaurants operate in the United States within the casual dinner industry, providing similar products to similar customers. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment.

        ADVERTISING - Advertising costs are expensed as incurred. Advertising costs were $6.7 million, $6.7 million, and $6.5 million in fiscal 2005, 2004 and 2003, respectively and are included in Marketing, General and Administrative expenses in the Consolidated Statements of Earnings.

        EARNINGS PER SHARE - Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes dilutive share equivalents issued under the Company's various stock option plans and the dilutive convertible preferred stock outstanding only in fiscal 2005.

        The computation of basic earnings per share and diluted earnings per share for each fiscal year is shown below (in thousands):

                                                              MARCH 27,         March 28,         March 30,
                                                                 2005              2004              2003
                                                            -------------     -------------      ------------

        Net income                                                $7,820            $8,972            $9,269
        Less, accretion of issuance costs and preferred
             stock dividends                                       (422)
                                                            -------------     -------------      ------------
        Income for computation of basic
             earnings per share                                    7,398             8,972             9,269
        Accretion of issuance costs and preferred
             dividends (See Note 14)                                 422
                                                            -------------     -------------      ------------
        Income for computation of diluted
             earnings per share                                   $7,820            $8,972            $9,269
                                                            =============     =============      ============


        Weighted average number of common
             shares in basic earnings per share                    9,154             8,887             8,739
        Effect of dilutive securities:
             Stock options and warrants                              483               268               670
             Convertible preferred shares                            510
                                                            -------------     -------------      ------------
        Weighted average number of common
             shares and dilutive potential common
             shares used in diluted earnings per share            10,147             9,155             9,409
                                                            =============     =============      ============

        During fiscal years 2005, 2004 and 2003, stock options and warrants to purchase 1,225,000, 1,502,000 and 1,020,000 shares, respectively, of common stock were excluded from the calculation of diluted earnings per share since the effect would be considered antidilutive.

2.      ACQUISITION

        The Company's financial statements reflect the acquisition on December 3, 2002 of RA Sushi, a privately owned Arizona chain which operated four restaurants. The Company acquired the RA Sushi chain because it believed that the concept is a new and attractive one that would complement its other Asian-themed restaurants and provide further penetration in the market where diners seek attractively priced sushi and other entrees. The purchase price, which was determined based upon arm's length negotiations based principally upon a multiple of RA Sushi's ebitda, paid in cash at closing was approximately $11.4 million, along with the assumption of approximately $1.2 million of debt and other costs of approximately $0.5 million. The purchase agreement also included a contingent purchase price provision, which requires the Company to pay the seller contingent payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006. (See Note
        13). The acquisition has been accounted for using the purchase method of accounting and the operating results of RA Sushi have been included in the Company's consolidated statements of earnings since the date of acquisition. The Company determined that the fair value of the RA Sushi business and its cash flows were in excess of the fair value of the net tangible assets acquired; accordingly, goodwill resulted from the acquisition. The excess of the purchase price over the acquired tangible and other intangible net assets of approximately $10.7 million was allocated to goodwill. The Company anticipates that all goodwill recorded in connection with the RA Sushi acquisition will be deductible for tax purposes.

        The Company recorded $348,000 in fiscal 2005 and $652,000 in fiscal 2004 as additional goodwill for the contingent purchase price payments due for fiscal 2005 and fiscal 2004. The contingent payment that may be incurred for results of the fiscal year ending 2006 is not currently estimable.

3.      IMPAIRMENT CHARGE

        The Company reviews it's long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. The Company considers a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identifiable cash flows, primarily the individual restaurant units. A restaurant unit is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant's long-lived assets. If a restaurant unit is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant's long-lived assets exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales of restaurant businesses in the restaurant industry.

        In fiscal 2005, the Company recorded a $2,688,000 loss on the impairment of long-lived assets. The loss on impairment of long-lived assets primarily related to the write-down of equipment and leasehold improvements at four restaurant units.

        The Company will continue to review our restaurants for potential asset impairment. The Company currently believes that all of it's restaurant units, other than the impaired restaurants, have sufficient estimated future cash flows to support the carrying value of their long-lived assets. However, if an individual restaurant unit's estimated future cash flows decline below its carrying value of long-lived assets, it could result in additional impairment charges.

4.      FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of cash, accounts receivable and payable, and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amounts of the Company's debt and other payables approximate fair value either due to their short-term nature or the variable rates associated with these debt instruments.

5.      INVENTORIES

        Inventories consist of (in thousands):

                                               MARCH 27,         March 28,
                                                  2005              2004
                                             -------------     -------------

              Food and beverage                    $2,834            $2,090
              Supplies                              3,737             4,057
                                             -------------     -------------

                                                   $6,571            $6,147
                                             =============     =============

6.      PROPERTY AND EQUIPMENT

        Property and equipment consist of (in thousands):

                                                                  MARCH 27,         March 28,
                                                                    2005              2004
                                                                -------------     -------------
        Land                                                        $ 12,975           $12,324
        Buildings                                                     29,146            27,142
        Leasehold improvements                                        88,411            79,417
        Restaurant furniture, fixtures, and equipment                 28,348            27,526
        Restaurant facilities and equipment under
             capital leases                                            7,040             7,040
                                                                -------------     -------------
                                                                     165,920           153,449

        Less accumulated depreciation and amortization
             (including accumulated amortization of
             restaurant facilities and equipment under
             capital leases of $7,030 and $6,933 in 2005
             and 2004, respectively)                                  64,553            59,653
                                                                -------------     -------------
                                                                     101,367            93,796
        Construction in progress                                       6,765             4,423
                                                                -------------     -------------

                                                                    $108,132           $98,219
                                                                =============     =============

7.      OTHER ASSETS

        Other assets consist of (in thousands):

                                                                  MARCH 27,         March 28,
                                                                    2005              2004
                                                                -------------     -------------
        Lease acquisition costs, net                                  $1,657            $1,897
        Premium on liquor licenses                                     1,220             1,025
        Security deposits                                                957               815
        Computer software costs, net                                     636               359
        Cash surrender value of
             life insurance policy                                       395               395
        Deferred financing charges, net                                  188               219
        Long-term receivables                                             35                47
                                                                -------------     -------------

                                                                      $5,088            $4,757
                                                                =============     =============

8.      ACCOUNTS PAYABLE AND ACCRUED EXPENSES

        Accounts payable and accrued expenses consist of (in thousands):

                                                                  MARCH 27,         March 28,
                                                                    2005              2004
                                                                -------------     -------------

        Accounts payable                                             $ 6,414           $ 5,298
        Accrued payroll, incentive
             compensation and related taxes                            4,157             3,864
        Unredeemed gift certificates                                   2,036             1,383
        Sales taxes payable                                            1,264             1,138
        Accrued workers compensation claims                            1,193               910
        Accrued income taxes                                           1,001
        Accrued health insurance costs                                   955               808
        Accrued percentage rent                                          935             1,015
        Deferred compensation                                            719               862
        Accrued property taxes                                           698               581
        Straight-line rent accrual                                       121               114
        Other accrued operating expenses                               3,589             2,904
                                                                -------------     -------------

                                                                     $23,082           $18,877
                                                                =============     =============

9.      RESTAURANT OPERATING EXPENSES

        Restaurant operating expenses consist of (in thousands):

                                                           MARCH 27,        March 28,       March 30,
        Fiscal year ended                                     2005             2004           2003
        ---------------------------------------------------------------------------------------------
        Labor and related costs                             $ 76,026         $ 71,812       $ 70,262
        Occupancy costs                                       12,830           11,910         10,667
        Depreciation and amortization                          9,607            8,313          7,077
        Utilities                                              5,239            4,854          4,262
        Restaurant supplies                                    4,313            3,945          3,630
        Credit card discounts                                  3,871            3,465          3,240
        Other restaurant operating expenses                   14,939           13,884         12,912
                                                     ------------------------------------------------

        Total restaurant operating expenses                 $126,825         $118,183       $112,050
                                                     ================================================

10.     LEASES

        The Company is obligated under various lease agreements for certain restaurant units. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term.

        Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments. The leasehold improvements and property held under capital leases for each restaurant unit are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. For each restaurant unit, the consolidated financial statements reflect the same lease term for amortizing leasehold improvements as the Company uses to determine capital versus operating lease classifications and in calculating straight-line rent expense. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

        Judgments made by the Company related to the probable term for each restaurant unit lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant unit are amortized.

        These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

        The Company generally operates its restaurant units in leased premises. The typical restaurant premises lease is for a term of between 15 to 25 years with renewal options ranging from 5 to 25 years. The leases generally provide for the obligation to pay property taxes, utilities, and various other use and occupancy costs. Rentals under certain leases are based on a percentage of sales in excess of a certain minimum level. Certain leases provide for increases based upon the changes in the consumer price index. The Company is also obligated under various leases for restaurant equipment and for office space and equipment.

        Minimum payments under lease commitments are summarized below for capital and operating leases. The imputed interest rates used in the calculations for capital leases vary from 9.75% to 12% and are equivalent to the rates which would have been incurred at the time to borrow, over a similar term, the amounts necessary to purchase the leased assets.

        The amounts of operating and capital lease obligations are as follows (in thousands):

                                                          OPERATING        CAPITAL
                                                            LEASES          LEASES
                                                         ------------    ------------
        Fiscal year ending:
        2006                                                 $10,079             $27
        2007                                                  10,365
        2008                                                  10,342
        2009                                                  10,423
        2010                                                  10,050
        Thereafter                                            92,218
                                                         ------------    ------------
        Total minimum lease payments                        $143,477             $27
                                                         ============
        Less amount representing interest                                          1
                                                                         ------------
        Total obligations under capital leases                                    26
        Less current maturities                                                   26
                                                                         ------------
        Long-term obligations under capitalized
            leases at March 27, 2005                                             $ -
                                                                         ============


        Rental expense consists of (in thousands):

                                                           MARCH 27,       March 28,       March 30,
                                                             2005            2004            2003
                                                         --------------------------------------------

        Minimum rental commitments                           $10,755         $ 9,879         $ 8,516
        Rental based on percentage of sales                    2,454           2,324           2,404
                                                         --------------------------------------------
                                                             $13,209         $12,203         $10,920
                                                         ============================================

        Holiday rent expense which is defined as straight-line rent expense incurred during the construction period and is charged to restaurant opening costs amounted to $227,000 in fiscal 2005, $242,000 in fiscal 2004 and $16,000 in fiscal 2003.

11.     LONG-TERM DEBT

        Long-term debt consists of (in thousands):

                                                                  MARCH 27,         March 28,
                                                                    2005              2004
                                                                -------------     -------------
        Term loan - bank                                             $10,000           $13,000
        Revolving line of credit - bank                                    -             8,500
                                                                -------------     -------------
                                                                      10,000            21,500
        Less current portion                                           3,333            21,500
                                                                -------------     -------------
                                                                     $ 6,667           $     -
                                                                =============     =============

        The Company has borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan and a revolving line of credit facility, both of which were renegotiated on December 3, 2002. The renegotiated credit agreement increased the term loan facility to $16,000,000. The line of credit facility, which expires on December 31, 2007, allows us to borrow up to $15,000,000 and includes a $1,000,000 letter of credit outstanding against the facility, in connection with the Company's self-insured workers' compensation insurance program. At March 27, 2005, the Company had $14,000,000 available for borrowing under the revolving line of credit. The term loan had $10,000,000 outstanding at March 27, 2005 and is payable in quarterly installments of $833,333 until the term loan matures in December 2007. The interest rate at March 27, 2005 of both the line of credit and the term loan was approximately 3.56%. The Company has the option to pay interest at Wachovia's prime rate plus 1% or at the London interbank offering rate ("libor") plus 1%. The interest rate may vary depending upon the ratio that ebitda has to our total indebtedness as defined in the loan agreement. The loan agreements limit the Company's capital expenditures, require that the Company maintain certain financial ratios and profitability amounts and prohibit the payment of cash dividends on common stock. The Company was not in compliance with the minimum ebitda requirements at March 27, 2005 and on May 12, 2005 the Company and Wachovia amended the credit agreement reducing the ebitda requirement.

        Principal maturities of long-term debt obligations at March 27, 2005 are as follows:

              Fiscal year ending
              2006                                               $ 3,333
              2007                                                 4,167
              2008                                                 2,500
                                                          ---------------
              Total                                              $10,000
                                                          ===============

12.     INCOME TAXES

        Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by income tax law. A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized.

        The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                                  MARCH 27,         March 28,
                                                                    2005              2004
                                                                -------------     -------------
         Deferred tax assets:
            Rent straight-lining                                      $1,483            $1,422
            Tax credit carryforward                                    1,017             1,383
            Gift certificate liability                                   870               554
            Amortization of gain                                         807               847
            Employee benefit accruals                                    308               366
            Tax loss carryforwards                                                         301
            Other                                                        234               161
                                                                -------------     -------------
                                                                       4,719             5,034
                                                                -------------     -------------
         Deferred tax liabilities:
            Property and equipment                                     2,501             3,307
            Inventories                                                  839               764
            Goodwill                                                   1,118               778
                                                                -------------     -------------
                                                                       4,458             4,849
                                                                -------------     -------------
         Net deferred tax asset                                       $  261            $  185
                                                                =============     =============

        The net deferred tax asset is classified on the balance sheet as follows (in thousands):

                                                                  MARCH 27,         March 28,
                                                                    2005              2004
                                                                -------------     -------------
        Current asset                                                  $417               $185
        Long-term liability                                             156
                                                                -------------     -------------
                                                                       $261               $185
                                                                =============     =============

        The income tax provision consists of (in thousands):

                                                           MARCH 27,       March 28,       March 30,
         Fiscal year ended                                   2005            2004            2003
         --------------------------------------------------------------------------------------------
         Current:
             Federal                                          $3,037          $1,876         $2,826
             State                                             1,559             680          1,244
         Deferred:
             Federal and State                                  (76)           2,265            655
                                                         --------------------------------------------

         Income tax provision                                 $4,520          $4,821         $4,725
                                                         ============================================

        The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

                                                           MARCH 27,       March 28,       March 30,
         Fiscal year ended                                   2005            2004            2003
         --------------------------------------------------------------------------------------------
         Federal income tax provision at statutory
             rate of 35%                                      $4,524          $5,053          $5,065
         Benefit of graduated rates                             (86)           (140)           (284)
         State income taxes, net of federal benefit              963             899             822
         Tax credits, net                                    (1,222)         (1,026)         (1,000)
         Other                                                   341              35             122
                                                         --------------------------------------------

         Income tax provision                                 $4,520          $4,821          $4,725
                                                         ============================================

         Effective income tax rate                             35.0%           33.4%           32.7%
                                                         ============================================

13.     COMMITMENTS AND CONTINGENCIES

        ACQUISITIONS - In December 1999, the Company completed the acquisition of 80% of the equity of Haru Holding Corp. ("Haru"). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period of July 1, 2005 through September 30, 2005, the holder of the balance of Haru's equity shall have a one-time option to sell the shares to the Company ("put option"). On the event that the minority stockholder does not exercise the put option, the Company has a one-time option ("call option") to purchase the shares of the minority stockholder between October 1, 2005 and December 31, 2005. The exercise price under the put option is four and one-half times Haru's consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru's debt as defined in the purchase agreement at the date of the computation. The exercise price of the call option is calculated on the same basis as the put option except that the amount of consolidated cash flow will be multiplied at five and one-half times. As of March 27, 2005, the price for both the put and call options at the purchase dates was estimated to be between $3.7 million and $4.9 million. There is no assurance that the minority stockholders will exercise their option to sell or that the Company will exercise its option to purchase the shares. The fair value of the put and call options was not material as of March 27, 2005.

        Pursuant to the purchase agreement of RA Sushi (see Note 2), the Company is required to pay the seller contingent purchase price payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006. The contingent purchase price payments are based upon the achievement of stipulated levels of operating earnings and revenues by the acquired restaurants over a three-year period commencing with the end of fiscal 2004 and such payments are not contingent on the continued employment of the sellers of the restaurants. The minimum contingent payment levels were met in fiscal 2005 and fiscal 2004 and a liability has been recorded for $348,000 and $652,000, respectively, which amounts are accounted for as an addition to the purchase price and included as a part of goodwill. The amount of any contingent payments that may be required with respect to the fiscal year ending 2006 is not yet estimable.

        LITIGATION - On July 2, 2004, Benihana of Tokyo, Inc. ("BOT"), which owns shares representing approximately 43.6% of the votes represented by the Company's outstanding Common Stock, commenced a lawsuit in the Court of Chancery of the State of Delaware against the Company, members of the Company's Board of Directors and BFC Financial Corporation ("BFC"), the purchaser of the Company's Convertible Preferred Stock and discussed below in Note 14. The action, which purports to be brought both individually and derivatively on behalf of the Company, seeks temporary and permanent injunctive relief, monetary damages of $14.2 million for loss of value of the Company's Common Stock and from $9.5 million to $10.8 million for loss of an alleged control premium, and recovery of costs and expenses, in connection with the closing of the $20,000,000 sale of a new class of Series B Preferred Stock of the Company to BFC, a diversified holding company with operations in banking, real estate and other industries. John E. Abdo, a director of the Company, serves as a Vice Chairman, director, and is a significant shareholder of BFC. Among other relief sought, the action seeks rescission of the sale of the Series B Preferred Stock to BFC.

        The action alleges that the director defendants breached their fiduciary duties in approving the financing transaction with BFC by diluting the voting power represented by BOT's Common Stock holdings in the Company. The trial portion of the litigation was completed on November 15, 2004 and a decision is expected in the first quarter of the Company's fiscal year ending in 2006. The Company and its Board of Directors believe that the BFC financing was and is in the Company's best interest and all of its shareholders, that there is no merit to the action brought by BOT, and have and intend to continue to vigorously defend and oppose the action. Based on the above discussion, the Company has not recorded a liability for this lawsuit, but legal expenses are being incurred to defend the Company and members of the Board of Directors. Such legal expenses amounted to $2,100,000 or $0.13 per diluted share for the fiscal year ended March 27, 2005. There can be no assurance that an adverse outcome of the litigation will not have a material adverse effect on the Company and its financial position.

        The Company is not subject to any other pending legal proceedings, other than ordinary routine claims incidental to its business.

14.     CONVERTIBLE PREFERRED STOCK

        On July 1, 2004, the Company issued 400,000 shares of Series B Preferred Stock with a liquidation preference of $25.00 per share (subject to anti-dilution provisions) which resulted in net proceeds of $9.3 million after transaction costs. The Company is committed to issue another 400,000 shares of the Series B Preferred Stock from time to time during the two-year period commencing on June 8, 2005 at such time or times as the Company may determine. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share, subject to adjustment, carries a dividend of 5% payable in cash or additional Series B Preferred Stock and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock, In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or dispositions of assets having a value in excess of 25% of the total consolidated assets of the Company.

        The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one director at all times and one additional director in the event that dividends are not paid for two consecutive quarters to the holders of the Series B Preferred Stock.

        The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common and Class A Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

15.     STOCKHOLDERS' EQUITY

        COMMON AND CLASS A COMMON STOCK - The Company's Common Stock is convertible into Class A Common stock on a one-for-one basis. The Class A Common stock is identical to the Common stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders vote as a class to elect 25% of the members of the Board of Directors.

        STOCK DIVIDEND - On June 7, 2002, the Board of Directors declared a 15% stock dividend in Class A Common stock on both the Class A shares and Common shares. The stock dividend was paid on August 12, 2002 to holders of record July 15, 2002.

        STOCK OPTIONS - The Company has various stock option plans: a 1996 Class A Stock Option Plan (1996 Plan), a 1997 Class A Stock Option Plan (1997
        Plan), a 2000 Class A Stock Option Plan (2000 Plan), a Directors' Stock Option Plan (Directors' Plan), Directors' Class A Stock Option Plan (Directors' Class A Plan) and a 2003 Directors' Stock Option Plan (2003 Directors' Plan), under all of which a maximum of 3,085,000 shares of the Company's Common Stock and Class A Common Stock were authorized for grant and for all of which options for 1,031,493 shares remain available for grant.

        Options granted under the 1996, 1997 and 2000 Plans have a term of ten years from date of issuance, and are exercisable ratably over a three-year period commencing with the date of the grant. Options granted under these plans require that the exercise price be at market value on the date of the grant, or for optionees that own more than 10% of the combined voting rights of the Company, at 110% of market value for incentive stock options.

        There are 17,500 shares of Common stock available for grant under the Directors Plan. There are no shares available for grant under the Directors Class A Plan. There are 180,000 shares of Class A Common Stock available for grant under the 2003 Directors' Plan. Under the 2003 Directors' Plan, options to purchase 10,000 shares of Class A Common Stock are automatically granted to each of the Company's non-employee directors on the date of the Company's annual meeting. Options granted under the 2003 Directors' Plan are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of such option and as to the balance of such shares on the second anniversary of grant of such option.

        The following table summarizes information about fixed-price stock options outstanding at March 27, 2005:

                                                  Options Outstanding                      Options Exercisable
                                       ------------------------------------------      -----------------------------
                                                       Weighted-
                                                        Average       Weighted                          Weighted
         Ranges of                                     Remaining      Average                            Average
         Exercise                                     Contractual     Exercise                          Exercise
         Prices                           Number          Life         Price              Number         Price
         -----------------------------------------------------------------------------------------------------------
          $6.14     -     $7.44            303,905         4.3          $7.06              303,905        $7.06
           7.83     -      7.99             63,107         2.1           7.96               63,107         7.96
           9.89     -     10.65            447,733         4.3          10.35              447,733        10.35
          11.03     -     16.78            896,110         6.5          13.25              827,777        13.37
                                       --------------                                  --------------
                                         1,710,855                                       1,642,522
                                       ==============                                  ==============

        Transactions under the above plans for the years ended are as follows:

                                                           MARCH 27,       March 28,       March 30,
                                                             2005            2004            2003
         --------------------------------------------------------------------------------------------
         Balance, beginning of year                         1,727,453       1,762,709      1,435,046
         Issued from stock dividend                                                          216,028
         Granted                                               70,000          85,000        300,000
         Canceled                                            (15,000)
         Expired                                                              (4,313)          (500)
         Exercised                                           (71,598)       (115,943)      (187,865)
                                                         --------------------------------------------

         Balance, end of year                               1,710,855       1,727,453      1,762,709
                                                         ============================================

         Weighted average fair value of options
             granted during year                                $3.37           $4.15          $5.47
                                                         ============================================

        STOCK RIGHTS - The Company has a Shareholder Rights Plan under which a Preferred Share Purchase Right (Right) is represented by outstanding shares of the Company's Common and Class A Common Stock. The Rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which the Company's Board of Directors believes is inadequate or structured in a coercive manner.

        The Rights become exercisable on the tenth day (or such later date as the Board of Directors may determine) after public announcement that a person or a group (subject to certain exceptions) has acquired 20% or more of the outstanding Common Stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the Common Stock.

16.     INCENTIVE AND DEFERRED COMPENSATION PLANS

        The Company has an incentive compensation plan whereby bonus awards are made if the Company attains a certain targeted return on its equity at the beginning of each fiscal year or at the discretion of the Compensation Committee. The purpose of the plan is to improve the long-term sustainable results of operations of the Company by more fully aligning the interests of management and key employees with the shareholders of the Company. One-third of the amounts awarded are immediately made available to the employee and the remaining two-thirds become available ratably over the succeeding two years. Amounts allocated under the plan may be taken in cash or stock deferred in a non-qualified deferred compensation plan. The target rate, which was 15% for 2005, 2004 and 2003, is approved annually based upon a review of the rates of return on equity of other publicly traded restaurant businesses by the Compensation Committee of the Board of Directors. The amount of the awards is capped at 50% of the eligible salary of the employee. The Company recorded $75,000, $125,000 and $350,000 of incentive compensation expense for fiscal years 2005, 2004 and 2003, respectively.

        The Company has an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. Investment earnings are credited to their accounts.

17.     QUARTERLY FINANCIAL DATA (UNAUDITED)

        Fiscal quarter ended (in thousands except for per share information)

                                           MARCH 27, 2005                                 March 28, 2004
         -----------------------------------------------------------------------------------------------------------
                              FOURTH      THIRD     SECOND      FIRST        Fourth      Third     Second     First
         Revenues            $54,779    $50,051    $48,110    $65,391       $50,654    $46,972    $44,235   $61,102
         Gross profit         41,649     37,931     36,149     47,655        37,723     34,511     32,693    44,971
         Net income            2,230      2,017      1,661      1,912         2,854      1,848      1,400     2,870
         Basic earnings
             per share         $ .23      $ .21      $ .17      $ .21        $  .31     $  .21     $  .16    $  .33
         Diluted earnings
             per share         $ .22      $ .20      $ .16      $ .20        $  .31     $  .20     $  .15    $  .32

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Benihana Inc.:

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the "Company") as of March 27, 2005 and March 28, 2004, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 27, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 27, 2005 and March 28, 2004, and the results of its operations and its cash flows for each of the three years in the period ended March 27, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 27, 2005, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of a material weakness.



Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 22, 2005

        EVALUATION DISCLOSURE CONTROLS AND PROCEDURES

        We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to the Company and our subsidiaries required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of the date of such evaluation.

        MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 27, 2005 based on the criteria in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, our management concluded that a material weakness existed in the Company's internal control structure and consequently, the Company's internal controls over financial reporting were ineffective as of March 27, 2005.

        The term "material weakness" means a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions.

        The material weakness in our internal control over financial reporting as of March 27, 2005 related to the fact that as a smaller public company, Benihana Inc. had an insufficient number of personnel with clearly delineated and fully documented responsibilities and with the appropriate level of accounting expertise and insufficient documented procedures to identify and prepare a conclusion on matters involving material accounting issues and to independently review such conclusions as to the application of generally accepted accounting principles. The lack of a sufficient number of personnel is not a sustainable model for an internal control structure designed for external reporting purposes. Among the factors management considered in determining whether a material weakness existed was the restatement of its previously issued financial statements for the classification of bank indebtedness between long-term and short-term liabilities as a result of having a misunderstanding that a verbal waiver of a loan covenant from its lender was insufficient to provide an accounting basis to classify the debt as long-term and for issues regarding its lease accounting. For these reasons, management has determined that a material weakness in the effectiveness of the Company's internal controls over financial reporting existed as of March 27, 2005.

        Deloitte & Touche LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10K, has also audited our management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of March 27, 2005. Deloitte & Touche LLP expressed an adverse opinion on the effectiveness of our internal control over financial reporting because of the material weakness as of March 27, 2005 as stated in their report included herein.


                                        /s/ Joel A. Schwartz
                                        -----------------------------------
                                        Joel A. Schwartz
                                        President


                                        /s/ Michael R. Burris
                                        -----------------------------------
                                        Michael R. Burris
                                        Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Benihana Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Benihana Inc. and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of March 27, 2005, because of the effect of the material weakness identified in management's assessment based on criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment:

o The Company's controls over the application of generally accepted accounting principles were inadequate due to the insufficient number of personnel with clearly delineated and fully documented responsibilities and with the appropriate level of accounting expertise and insufficient documented procedures to identify and prepare conclusions on matters involving material accounting issues and to independently review such conclusions as to the application of generally accepted accounting principles. Based on the restatements of previously issued financial statements that occurred during the year related to the classification of debt and the accounting for leases and the potential for material errors or omissions as a result of this deficiency, there was a more than remote likelihood that a material misstatement of the interim or annual financial statements would not have been prevented or detected

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended March 27, 2005, of the Company and this report does not affect our report on such financial statements.

In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of March 27, 2005, is fairly stated, in all material respects, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 27, 2005, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 27, 2005 of the Company and our report dated June 22, 2005 expressed an unqualified opinion on those financial statements.




Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 22, 2005

COMMON STOCK INFORMATION

The Company's Common Stock and Class A Common Stock are traded on the Nasdaq National Market System. There were 211 holders of record of the Company's Common Stock and 486 holders of record of the Class A Common Stock at March 27, 2005.

The table below sets forth high and low bid prices for the Company's Common Stock and Class A Common Stock, which do not include commissions and mark-ups or mark-downs for the periods indicated. Such bid prices reflect inter-dealer prices without retail mark-ups, markdowns or commissions and may not necessarily represent actual transactions.

                                                         FISCAL YEAR ENDED
                                                         -----------------
                                          MARCH 27, 2005                 MARCH 28, 2004
                                      -----------------------------------------------------------------
         COMMON STOCK                 HIGH              LOW            HIGH           LOW
         ----------------------------------------------------------------------------------------------
         1st Quarter                  18.25             14.09          13.85             9.00
         2nd Quarter                  16.25             11.62          13.11            10.45
         3rd Quarter                  16.60             12.90          14.52            11.30
         4th Quarter                  15.23             14.45          17.08            12.80



                                                         FISCAL YEAR ENDED
                                                         -----------------
                                          MARCH 27, 2005                 MARCH 28, 2004
         CLASS A                      -----------------------------------------------------------------
         COMMON STOCK                 HIGH              LOW            HIGH           LOW
         ----------------------------------------------------------------------------------------------

         1st Quarter                  18.12             14.26          13.84             8.95
         2nd Quarter                  15.43             11.25          13.25            10.67
         3rd Quarter                  16.70             12.48          14.21            10.95
         4th Quarter                  16.60             14.30          17.20            12.40

The Class A Common Stock is identical to the Common Stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company's Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A Common stockholders vote as a class to elect 25% of the members of the Board of Directors.

The Company has not declared or paid a cash dividend on common equity since its organization and has no present intention of paying any such dividend in the foreseeable future. The Company intends to retain all available cash for the operation and expansion of its business. In addition, the Company's present loan agreement restricts the payment of cash dividends on common stock.