Form 10-K, Exhibit 13
period 2006-03-26
BENIHANA INC
filed 2006-06-23
CIK 935226

                                                                   EXHIBIT 13.01


SELECTED FINANCIAL DATA

The following table sets forth, for the periods indicated, selected consolidated financial data that has been derived from our audited Consolidated Financial Statements. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                      FISCAL YEARS ENDED
                                               March 26,      March 27,      March 28,      March 30,     March 31,
                                                 2006           2005           2004           2003          2002
                                                 ----           ----           ----           ----          ----
                                                                                                        (53 wk yr)
                                                           (In thousands, except per share information)

CONSOLIDATED STATEMENTS
OF EARNINGS DATA:
Total revenues                                 $245,553       $218,331       $202,963       $189,244      $171,507
Cost of food and beverage sales                  59,014         53,372         51,437         46,182        42,754
Restaurant operating expenses                   139,433        126,825        118,183        112,050        99,964
Restaurant opening costs                          1,270          1,304          2,088            501         1,281
Marketing, general and administrative
    expenses                                     22,693         20,939         16,362         15,512        13,373
Impairment charge                                     -          2,668              -              -           438
Interest (income) expense, net                      (88)           298            457            528           990
Income before income taxes and
    minority interest                            23,231         12,925         14,436         14,471        12,707
Income tax provision                              8,491          4,520          4,821          4,725         3,964
Income before minority interest                  14,740          8,405          9,615          9,746         8,743
Minority interest                                   178            585            643            477           100
Net income                                       14,562          7,820          8,972          9,269         8,643
Basic earnings
    per share (1)                                  1.40            .81           1.01           1.06          1.14
Diluted earnings
    per share (1)                                  1.36            .77            .98            .99          1.09

CONSOLIDATED BALANCE SHEET
DATA:
Total assets                                   $191,516       $154,254       $142,643       $129,759       $99,444
Long-term debt including
    current maturities                            6,666         10,000         21,500         22,000         6,000
Stockholders' equity                            125,262        103,207         95,045         83,713        71,999

OTHER FINANCIAL DATA:
Capital expenditures                            $25,834        $22,446        $22,950        $27,418       $13,944


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

MANAGEMENT'S DISCUSSION AND ANALYSIS
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

OUR BUSINESS

We are one of the largest chains of Asian restaurants in the United States. We have operated "Benihana" teppanyaki-style Japanese restaurants in the United States for over 40 years, and we believe we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a chef on a steel grill which forms a part of the table at which the food is served. We also operate other restaurant concepts offering Asian, predominately sushi, entrees. Our Haru concept offers an extensive menu of Japanese fusion dishes in an urban atmosphere, as well as catering to customers seeking take-out or delivery of their meals. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine. We believe that Haru is well situated for densely populated cities with nearby shopping, office and tourist areas. Our RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi caters to a younger demographic and we believe that it is highly suitable for a variety of real estate options including life-style centers, shopping centers and malls.

At March 26, 2006 we:

o owned and operated 56 Benihana teppanyaki-style Japanese dinnerhouse restaurants,
o      franchised 21 additional Benihana restaurants,
o      owned and operated seven Haru restaurants,
o      owned and operated nine RA Sushi restaurants, and
o owned and operated one Doraku restaurant in Miami Beach, Florida, which was sold subsequent to year end.

SUMMARY OF RESULTS

Summary highlights of our fiscal 2006 year compared to the previous year:

o      the fourteenth consecutive year of total sales increases,
o      opened a new Benihana teppanyaki-style restaurant in Tucson, Arizona,
o      opened a new RA Sushi restaurant in Houston, Texas, and
o      opened a new Haru restaurant in Philadelphia, Pennsylvania.


OUTLOOK

In fiscal 2006, we opened one teppanyaki restaurant, one Haru restaurant and one RA Sushi restaurant. We believe that our revenues will increase next year due to the newly opened restaurants and from continuing increases in customer counts at restaurants open for longer than one year. We believe that total revenues will also increase during fiscal 2007 from the planned openings of two new teppanyaki restaurants in Coral Gables and Miramar, Florida; and four new RA Sushi restaurants in Palm Beach Gardens, Florida, Glenview, Illinois, Torrance, California and Corona, California. We will, however, have to contend with lost sales due to our renovation and revitalization program, as well as lost sales from sold units.

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our older teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana Chefs. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. We plan to refurbish approximately 20-25 of our older teppanyaki restaurants over a thirty month timeframe. Management is pleased with the initial impact that this enhanced atmosphere has had on sales at the Short Hills location. While it is still early in the renovation program, management anticipates similar results at our Memphis and Cleveland restaurants, which have recently re-opened after similar renovations were completed in May 2006. We believe that we will complete the renovation of eight restaurants in fiscal 2007 and have an additional three in progress by the end of the fiscal year. By beginning the older Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. As we roll out the new design over fiscal 2007, we will be contending with 175-200 lost restaurant operating weeks, $1.5-$1.8 million in charges related to shortening the useful lives of restaurant assets, as well as ongoing expenditures for those locations under construction, in addition to the capital expenditures of the program, which we currently estimate to average approximately $2.0 million per unit. Together, these factors will have an impact on our overall earnings by $0.33-$0.39 per diluted share for fiscal 2007. We believe that once the renovated restaurants re-open they will mitigate the gross cost of the program with higher sales and operating profits. However, we believe the long-term benefits of the revitalization initiative far outweigh the costs. The program will enhance our leadership position as the premier choice for Japanese-style dining

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef, chicken and seafood as well as other items necessary to operate, such as electricity or other energy supplies. Additionally, the restaurant industry is characterized by a significant initial capital investment, coupled with high labor costs. Our management is focused on monitoring these costs and increasing same store sales to continue to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans take into account these operational factors and investment costs to generate sustainable operating results and achieve acceptable returns of investment from each of our restaurant concepts.


OPERATING RESULTS

REVENUES

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of restaurants in operation, the number of patrons that visit our restaurants and franchisees' restaurants and the average per person guest check amounts.

The following table shows revenues and percentage changes for the past three years:

(Dollar amounts are expressed in thousands)

                                                     Fiscal year ended
                            -----------------------------------------------------------------------
                                     2006                    2005                    2004
                            -----------------------------------------------------------------------
                                        Percentage              Percentage              Percentage
                                        change                  change                  change
                                        from 2005               from 2004               from 2003
 --------------------------------------------------------------------------------------------------
 Restaurant sales             $244,032       12.6%    $216,756        7.7%    $201,335        7.1%
 Franchise fees
     and royalties               1,521       (3.4%)      1,575       (3.3%)      1,628       22.3%
 --------------------------------------------------------------------------------------------------
 Total revenues               $245,553       12.5%    $218,331        7.6%    $202,963        7.2%
 ==================================================================================================


The table below shows the amount of the changes in restaurant sales and the nature of the changes.

(Amounts are expressed in thousands)

                                                                       Fiscal year ended
                                                            ----------------------------------------
                                                                  2006         2005         2004
 ---------------------------------------------------------------------------------------------------
 Increase in sales from restaurants opened
     or owned longer than one year                              $18,438       $10,139         $ 211
 Increase from restaurants opened less than one year              6,912        11,652         7,062
 Increase from acquired restaurants owned less than
     one year                                                     3,441            83         7,748
 Increase (decrease) from sales at existing units while
     not comparable due to remodeling closures                    1,392        (3,370)          497
 Decrease in sales due to units permanently closed
     or sold                                                     (2,907)       (3,083)       (2,096)
                                                            ----------------------------------------
 Amount of increase from prior year                             $27,276       $15,421       $13,422
                                                            ========================================


In addition to our Benihana teppanyaki restaurants, we have other concepts that feature sushi along with other predominately Asian menu choices. Our Haru concept features an extensive menu of Japanese fusion dishes served in a high energy, urban setting. Haru's menu offers traditional sushi and sashimi creations as well as raw bar items and Japanese cuisine. The Haru concept generates exceptionally high average unit sales volumes from take-out and delivery and as a result of customer satisfaction and the high population density that comprises the concept's primary market, New York City. Approximately 37% of Haru's revenues are derived from delivery and takeout sales. The RA Sushi concept is a vibrant, hip restaurant featuring sushi and other Asian menu items in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi's beverage sales represent approximately 33% of restaurant sales. The RA Sushi units are less expensive to build than the Company's other two concepts and offer the Company a growth vehicle that we believe can succeed in larger markets. The Company's sole Doraku restaurant offered sushi and other Japanese dishes. Subsequent to the end of fiscal 2006, the Company sold its Doraku restaurant.

Restaurant sales for each of our restaurant concepts are shown in the table below (amounts are expressed in thousands):


                                             Fiscal year ended
                                 ----------------------------------------------
                                      2006             2005           2004
 ------------------------------------------------------------------------------
 Benihana                            $189,796         $175,045        $166,452
 Haru                                  27,662           22,785          21,871
 RA Sushi                              24,620           17,334          11,574
 Doraku                                 1,954            1,592           1,438
                                 ----------------------------------------------
 Total                               $244,032         $216,756        $201,335
                                 ==============================================



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


2006 COMPARED TO 2005

Revenues increased 12.5% in fiscal 2006 when compared to fiscal 2005. Restaurant sales increased $27.3 million in fiscal 2006 when compared to fiscal 2005. The increase was mainly attributable to increases in sales from restaurants opened longer than one year of $18.4 million, sales from new or acquired restaurants of $10.4 million, and a net increase of $1.4 million in sales from restaurants closed for remodeling offset by $2.9 million decrease for restaurants permanently closed.

BENIHANA - Sales for the Benihana teppanyaki restaurants increased $14.8 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $12.2 million and from sales of new or acquired restaurants prior to becoming comparable restaurant units of $4.1 million. Sales were positively impacted by $1.4 million due to the timing of temporary closures during fiscal 2006 when compared to fiscal 2005. These increases were offset by sales reductions attributable to permanent restaurant closures. Two restaurants were closed during fiscal 2005 as a result of lease expirations and one unit was sold to a franchisee during fiscal 2006. The increase in sales from restaurants opened longer than one year benefited from a 2-3% menu price increase initiated during the second quarter of fiscal 2005. Additionally, guest counts increased 4.6% to 7.6 million guests in fiscal 2006 from fiscal 2005. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 7.2%. The average per person guest check amount was $24.96 in fiscal 2006 compared to $24.15 in fiscal 2005, representing a 3.4% increase. Guest counts for teppanyaki restaurants opened longer than one year increased by 4.2%. Sales from new or acquired restaurants were mainly attributable to the Carlsbad, California restaurant which opened in June 2005 and the Anchorage, Alaska restaurant and the Tucson, Arizona restaurant, which were acquired in March 2005 and November 2005, respectively. We closed two teppanyaki restaurants in fiscal 2005, after their leases expired. One restaurant was located in Kendall, a suburb of Miami, Florida and the other was located in New York City. The Kendall restaurant will be replaced by the Coral Gables, Florida restaurant expected to open in fiscal 2007. We have no plans to replace the New York City restaurant. During fiscal 2006, we sold the Monterey, California restaurant to a franchisee.

HARU - Sales for the Haru restaurants increased $4.9 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $645,000 and from sales of $4,232,000 from two new Haru restaurants, one restaurant located in Philadelphia, Pennsylvania, which opened during fiscal 2006, and the other in Manhattan located in Gramercy Park, which opened during fiscal 2005. Comparable restaurant sales growth for the Haru restaurants increased 2.8% from fiscal 2005. The average per person guest check amount was $29.36 in fiscal 2006 compared to $27.73 in fiscal 2005, representing a 5.9% increase. The increase in average per person guest checks, however, was offset by a decrease in traffic at restaurants opened longer than one year totaling 3.2%.

RA SUSHI - Sales for the RA Sushi restaurants increased $7.3 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $5.2 million and from sales of new restaurants of $2.1 million. As a result, during fiscal 2006, total traffic increased by 39.8%. Comparable restaurant sales growth for the RA Sushi restaurants was 29.9% for fiscal 2006 compared to fiscal 2005. The average per person guest check amount was $20.51 in fiscal 2006 compared to $20.19 in fiscal 2005, representing an increase of 1.6%. Additionally, traffic at restaurants opened longer than one year increased by 24.2% between fiscal years. Sales from new restaurants were attributable to the opening of a RA Sushi restaurant in Houston, Texas in February 2006 and the restaurant in Las Vegas, Nevada, which opened in October 2004.

Franchise fees and royalties decreased slightly in fiscal 2006 when compared to fiscal 2005. There was a net decrease of one restaurant in the franchise portfolio. The net decrease reflected one new opening offset by the closure of two franchise locations.


2005 COMPARED TO 2004

Revenues increased 7.6% in fiscal 2005 when compared to fiscal 2004. Restaurant sales increased $15.4 million in fiscal 2005 when compared to fiscal 2004. The increase was mainly attributable to sales from new restaurants of $11.7 million and from increases in sales from restaurants opened longer than one year of $10.1 million offset by $3.4 million for restaurants temporarily closed for remodeling and $3.1 million for restaurants permanently closed.

BENIHANA - Sales for the Benihana teppanyaki restaurants increased $8.6 million in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $8.0 million and from sales from new restaurants prior to becoming comparable restaurant units of $7.1 million offset by sales reductions attributable to two permanent restaurant closures in fiscal 2005 as a result of lease expirations and sales reductions attributable to two temporary restaurant closures due to major refurbishings. The increase in sales from restaurants opened longer than one year is a result of a 2-3% menu price increase instituted during the second quarter of fiscal 2005. Additionally, guest counts increased 2.9% to 7 million guests in fiscal 2005 from fiscal 2004. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 5.0%. The average per person guest check amount was $24.15 in fiscal 2005 compared to $23.61 in fiscal 2004. Sales from new restaurants were mainly attributable to the Carlsbad, California restaurant which opened in June 2005. During fiscal 2005, we temporarily closed two restaurants; the San Francisco, California and Manhasset, New York restaurants for major refurbishing with a negative impact on sales of $3.4 million. We closed two teppanyaki restaurants in fiscal 2005; one in Kendall a suburb of Miami, Florida and one in New York City after their leases expired. The Kendall restaurant will be replaced by the Coral Gables, Florida restaurant expected to open in fiscal 2007. We have no plans to replace the New York City restaurant.

HARU - Sales for the Haru restaurants increased $914,000 in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $545,000 and from sales of $369,000 from a new restaurant located in the Gramercy Park section of Manhattan. The increase from restaurants opened longer than one year was a result of increased traffic of 1.7%. In addition, take-out and delivery sales increased by 4.7% compared to the prior year. Comparable restaurant sales growth for the Haru restaurants increased 2.5% from fiscal 2004. The average per person guest check amount was $27.73 in fiscal 2005 compared to $27.15 in fiscal 2004.

RA SUSHI - Sales for the RA Sushi restaurants increased $5.8 million in fiscal 2005 compared to fiscal 2004. The increase is attributable to increases in sales from restaurants opened longer than one year of $1.5 million and from sales of new restaurants of $4.3 million. The increase from restaurants opened longer than one year is a result of increased traffic of 8.8% and from the maturation of recently opened restaurants in new markets. Comparable restaurant sales growth for the RA Sushi restaurants was 12.8% for fiscal 2005 compared to fiscal 2004. The average per person guest check amount was $20.19 in fiscal 2005 compared to $19.06 in fiscal 2004. Sales from new restaurants was attributable to the opening of a RA Sushi restaurant in Las Vegas, Nevada in October 2004 and from three other RA Sushi restaurants opened in the latter part of fiscal 2004.

Franchise fees and royalties decreased slightly in fiscal 2005 when compared to fiscal 2004. There were no new franchised locations opened during fiscal 2005.


OPERATING COSTS AND EXPENSES


Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold. Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Restaurant opening costs include rent paid during the development period, as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred.

Operating costs and expenses are largely dependent on the number of customers that visit our restaurants and the cost of commodities, the number of employees that are necessary to provide a high quality of service to our customers, rents we pay for our restaurant properties, utilities and other necessary operating costs. Expenses are additionally dependent upon average wage rates, marketing costs and the costs of administering restaurant operations.

The following table shows the amount of change in our restaurant operating costs, costs as a percentage of restaurant sales, and the percentages of change from the preceding years.

                                                                   Fiscal year ended
                                                        -----------------------------------------
                                                            2006          2005          2004
                                                        ------------- ------------- -------------
 COST AS A PERCENTAGE OF RESTAURANT SALES:
 Cost of food and beverage sales                               24.2%         24.6%         25.5%
 Restaurant operating expenses                                 57.1%         58.5%         58.7%
 Restaurant opening costs                                        .5%           .6%          1.0%
 Marketing, general and administrative expenses                 9.3%          9.7%          8.1%

 AMOUNT OF INCREASE (DECREASE) FROM PRIOR YEAR:
 Cost of food and beverage sales                             $ 5,642       $ 1,935       $ 5,255
 Restaurant operating expenses                                12,608         8,642         6,133
 Restaurant opening costs                                        (34)         (784)        1,587
 Marketing, general and administrative expenses                1,754         4,577           850
 Interest (income) expense, net                                 (386)         (159)          (71)

 PERCENTAGE INCREASE (DECREASE) FROM PRIOR YEAR:
 Cost of food and beverage sales                               10.6%          3.8%         11.4%
 Restaurant operating expenses                                  9.9%          7.3%          5.5%
 Restaurant opening costs                                      (2.6%)       (37.6%)       316.8%
 Marketing, general and administrative expenses                 8.4%         28.0%          5.5%
 Interest (income) expense, net                              (129.5%)       (34.8%)       (13.4%)


2006 COMPARED TO 2005

Cost of food and beverage sales increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount is directly attributable to the increase in restaurant sales. The decrease when expressed as a percentage of sales during the current fiscal year can be attributed to menu price increases taken during the prior year's second fiscal quarter coupled with relatively stable commodity prices.

Restaurant operating expenses increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount was primarily attributable to increases in variable costs directly related to restaurant sales and new restaurant units. Also, the Company recognized additional depreciation expense totaling approximately $1.1 million during fiscal 2006, which resulted from the Company reevaluating the remaining useful lives of assets at restaurants to be renovated as part of its renovation program. The decrease when expressed as a percentage of sales was primarily attributable to gains in labor productivity in fiscal 2006 when compared to fiscal 2005.

Restaurant opening expenses decreased slightly in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2006. A comparable number of restaurants were under active development in fiscal 2006 compared to fiscal 2005.

Marketing, general and administrative expenses increased in absolute amount but decreased slightly when expressed as a percentage of restaurant sales in fiscal 2006 when compared to fiscal 2005. The increase in absolute amount is primarily attributable to increased administration headcount. Additional corporate personnel have been hired to accommodate the Company's growth plans and renovation program. The Company's expansion and renovation programs have also resulted in increased travel expenses between the corporate office and restaurant locations. Advertising and promotional costs have also increased during fiscal 2006 as a result of increased advertising related to new store openings and entrance into new markets. The Company did realize a decrease in professional fees during fiscal 2006 attributable to Benihana of Tokyo, Inc. litigation fees primarily incurred during fiscal 2005, as the trial was held during fiscal 2005. This decrease was partially offset by increased costs associated with professional fees incurred by the Company in order to remediate its material weakness identified during fiscal 2005.

Interest (income) expense, net, decreased in fiscal 2006 when compared to fiscal 2005. The decrease in expense was a result of a decrease in the average outstanding bank debt in fiscal 2006 compared to fiscal 2005 offset by increasing interest rates between fiscal years. Additionally, the Company's invested cash balances were higher during fiscal 2006 due to the completion of the second tranche of the Series B Preferred Stock sale during the current fiscal year, as well as greater cash provided by operating activities than cash used in investing activities during 2006, which resulted in increased interest income.

Our effective tax rate was 36.6% for fiscal 2006 compared to 35.0% for fiscal 2005. The increase was a direct result of increasing marginal tax rates caused by increased sales, as well as sales and profitability increasing at a greater rate than tax credits earned during the current year.

Net income for fiscal 2006 was $14.6 million, an increase of 86.2% over net income of $7.8 million in fiscal 2005. Basic earnings per common share increased to $1.40 for fiscal 2006 from basic earnings per share of $.81 for fiscal 2005. Basic average weighted shares outstanding increased by approximately 210,000 shares to 9,364,000 shares at March 26, 2006 from 9,154,000 shares at March 27, 2005. Diluted earnings per common share increased to $1.36 for fiscal 2006 from diluted earnings per common share of $.77 in fiscal 2005. Average diluted weighted shares outstanding increased by approximately 524,000 shares to 10,671,000 shares at March 26, 2006 from 10,147,000 shares at March 27, 2005.
The increase in both basic and diluted average weighted shares outstanding during fiscal 2006 compared to fiscal 2005 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock in fiscal 2006 and 2005.


2005 COMPARED TO 2004

During fiscal 2005, an impairment charge of $2,668,000 was recorded ($0.16 per diluted share net of income taxes) and is related to the write-down of equipment and leasehold improvements to estimated fair market value at four existing restaurants: the Georgetown and Monterey Benihana teppanyaki restaurants, the Doraku restaurant and the RA Sushi restaurant located in Chicago. We review our long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. We consider a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment. Assets are grouped and evaluated for impairment at the lowest levels for which there are identifiable cash flows, primarily the individual restaurants. A restaurant is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than its carrying amount. While each of the four restaurants was cash flow positive, the amount of projected cash flows was insufficient to cover our investments in them. If a restaurant is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales in the restaurant industry.

Cost of food and beverage sales increased in absolute amount and decreased when expressed as a percentage of restaurant sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount is attributable to the increase in sales. Beef and lobster costs, which comprise approximately 40% and 15%, respectively, of our total commodity costs slightly increased in fiscal 2005 compared to fiscal 2004. The decrease when expressed as a percentage of sales is attributable to menu price increases coupled with stable commodity costs in fiscal 2005 compared to fiscal 2004.

Restaurant operating expenses increased in absolute amount but decreased slightly when expressed as a percentage of restaurant sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount was mainly attributable to the aforementioned increase in sales. The decrease when expressed as a percentage of sales was attributable to continued gains in labor productivity in fiscal 2005 when compared to fiscal 2004.

Restaurant opening expenses decreased in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2005. The decrease is attributable to fewer restaurants under active development in fiscal 2005 compared to fiscal 2004.

Marketing, general and administrative expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2005 when compared to fiscal 2004. The increase in absolute amount is attributable to increased administration headcount and professional fees. Additional corporate personnel were hired to accommodate the Company's growth plans. The increase in professional fees is attributable to the Benihana of Tokyo, Inc. litigation of $2,100,000 and to professional fees relating to Sarbanes-Oxley Section 404 compliance.

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

Net income for fiscal 2005 was $7.8 million, a decrease of 12.8% over net income of approximately $9.0 million in fiscal 2004. Basic earnings per common share decreased to $.81 for fiscal 2005 from basic earnings per share of $1.01 for fiscal 2004. Basic average weighted shares outstanding increased by approximately 267,000 shares to 9,154,000 shares at March 27, 2005 from 8,887,000 shares at March 28, 2004. Diluted earnings per common share decreased to $.77 for fiscal 2005 from diluted earnings per common share of $.98 in fiscal 2004. Average diluted weighted shares outstanding increased by approximately 992,000 shares to 10,147,000 shares at March 27, 2005 from 9,155,000 shares at March 28, 2004. The increase in both basic and diluted average weighted shares outstanding during fiscal 2005 compared to fiscal 2004 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock in fiscal 2005.

OUR FINANCIAL RESOURCES

Cash flow from operations has historically been the primary source to fund our capital expenditures. Since the Company has accelerated its building program, the Company will be relying more upon financing obtained from financial institutions. The Company has financed acquisitions principally through the use of borrowed funds.

The Company presently has borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan. At March 26, 2006, the Company had $6,666,000 outstanding under the term loan which is payable in quarterly installments of $833,333 until the term loan matures in December 2007. Additionally, the Company maintains a revolving line of credit facility. The line of credit facility allows the Company to borrow up to $15,000,000 through December 31, 2007. At March 26, 2006, the Company had a $2,306,000 letter of credit outstanding against the credit facility in connection with its workers compensation insurance program. Accordingly, at March 26, 2006, the Company had $12,694,000 available for borrowing under the line of credit facility, as no amounts were outstanding. The interest rate at March 26, 2006 of both the line of credit and the term loan was 5.53%. The Company has the option to pay interest at Wachovia's prime rate plus 1% or at libor plus 1%. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to our indebtedness. The loan agreements limit capital expenditures to certain amounts, require that the Company maintain certain financial ratios and profitability amounts and limit the payment of cash dividends.

On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10,000,000 tranche of its sale of $20,000,000 aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

On August 4, 2005, the Company completed the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20,000,000, or $25.00 per share, (subject to anti-dilution provisions). The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share, that is 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions), carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

The Company pays quarterly dividends on the Series B Preferred Stock, and at March 26, 2006, accrued but unpaid dividends on the Series B Preferred Stock totaled $233,000.

The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or, at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company's board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

As further discussed in Item 3. Legal Proceedings, the sale of the Series B Preferred Stock is the subject of pending litigation. While the Delaware Court of Chancery (the "Chancery Court") has rejected all claims asserted against the Company and certain directors, the decision has been appealed. The Company and its Board of Directors believe that the financing was and is in the best interests of the Company and all of its shareholders, that there is no merit to the pending legal action, and intend to continue to vigorously defend and oppose the action. The appeal has been briefed and argued to the Delaware Supreme Court, and the parties are awaiting a decision from that court. The Company has not recorded a liability for this lawsuit, but legal expenses are being incurred and recognized to defend the Company and members of the Board of Directors. There can be no assurance that an adverse result from an appeal that overturns the Chancery Court's ruling will not have a material adverse effect on the Company and its financial position.

The Company has entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for twelve- and six-month terms, respectively, beginning on January 1, 2006. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance such items. As a result, many restaurant businesses, including our own, operate with negative working capital.

The following table summarizes the sources and uses of cash and cash equivalents (in thousands):

                                                           Fiscal year ended
                                                       ------------------------
                                                           2006         2005
                                                       ------------------------
    Cash provided by operating activities                $ 29,440     $ 25,414
    Cash used in investing activities                     (25,119)     (22,172)
    Cash provided by (used in) financing activities        11,539       (2,160)
                                                       ------------------------
    Increase in cash                                     $ 15,860     $  1,082
                                                       ========================

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our older teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana Chefs. We plan to refurbish approximately 20-25 of our older teppanyaki restaurants over a thirty month timeframe. By beginning the transformation of our 20-25 older Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. Management is pleased with the initial impact that this enhanced atmosphere has had on sales at the Short Hills location. While it is still early in the renovation program, management anticipates similar results at our Memphis and Cleveland restaurants, which have recently re-opened after renovations were completed in May 2006. We believe that we will complete the renovation of eight restaurants in fiscal 2007 and have an additional three in progress by the end of the fiscal year. As we roll out the new design over fiscal 2007, we currently estimate the capital expenditures of the program to average approximately $2.0 million per unit. We believe the long-term benefits of the revitalization initiative far outweigh the costs. The program will enhance our leadership position as the premier choice for Japanese-style dining.

Other future capital requirements depend on numerous factors, including market acceptance of products, the timing and rate of expansion of the business, acquisitions, and other factors. The Company has experienced increases in its expenditures commensurate with growth in its operations and management anticipates that expenditures will continue to increase in the foreseeable future. The Company currently has ten restaurants under development, consisting of four Benihana teppanyaki restaurants, five RA Sushi restaurants, and one Haru restaurant.

In addition to the renovation program, the Company will use its capital resources to settle the outstanding liability incurred when the Minority Stockholders exercised their put option in Haru Holding Corp. On July 1, 2005, the Minority Stockholders exercised the put option to sell their respective shares to the Company. Currently, there is a dispute between the Company and the former Minority Stockholders concerning the price at which the former Minority Stockholders exercised their put option to sell the remaining interest in Haru to the Company. The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. Under the former Minority Stockholders' interpretation of the put option price formula, they claim to be entitled to a greater payment. There can be no assurance that this matter will not result in a legal proceeding or that the Company's interpretation of the put option price formula will prevail in any such proceeding. The Company has recorded a $3.7 million liability for the payment of the put option.

Management believes that the Company's cash from operations and the funds available under the term loan and line of credit and the proceeds from the issuances of the Series B Preferred Stock will provide sufficient capital to fund operations, the restaurant renovation program and restaurant expansion for at least the next twelve months.

Contractual obligations and commitments (in thousands):

--------------------------------------------------------------------------------------------------------------------
                                    Total        2007         2008        2009        2010        2011    Thereafter
--------------------------------------------------------------------------------------------------------------------
Long-term debt obligations(1)       $  6,666     $ 4,166      $ 2,500           -           -          -           -
Operating lease obligations          148,487      11,013       10,968      11,016      10,910     10,860      93,720
RA Sushi contingent payment              228         228            -           -           -          -           -
Haru put option                        3,718       3,718            -           -           -          -           -
--------------------------------------------------------------------------------------------------------------------
  Total                             $159,099     $19,125      $13,468     $11,016     $10,910    $10,860     $93,720
====================================================================================================================

(1) Long-term debt obligations do not include interest. We have the option to pay interest at Wachovia's prime rate plus 1% or at libor plus 1%. The interest rate may vary depending upon the ratio that ebitda has to our total indebtedness as defined in the loan agreement. Estimated interest payments are $281,000 and $75,000 for fiscal year ending 2007 and 2008, respectively.

OPERATING ACTIVITIES

Cash provided by operations increased during the year when compared to fiscal 2005. The increase resulted mainly from the increase in net income, adjusted for depreciation and amortization, offset by the changes in working capital during the current fiscal year when compared to the prior fiscal year.

INVESTING ACTIVITIES

Expenditures for property and equipment increased during fiscal 2006 when compared to the prior year. The Company continues to pursue its new construction and renovation programs. Capital expenditures are expected to increase, as the Company accelerates the pace of its programs. The Company currently has ten restaurants under development, consisting of four Benihana teppanyaki restaurants, five RA Sushi restaurants and one Haru restaurant.

Additionally, during fiscal 2006, the Company acquired a teppanyaki restaurant facility in Tucson, Arizona. The purchase price, which was paid in cash, totaled $1.9 million. The restaurant facility has been converted to a Benihana restaurant.

During fiscal 2006, the Company also sold a Benihana restaurant facility located in Monterey, California, to a new franchisee. The restaurant facility was sold for $522,000, of which $147,000 was paid in cash and $375,000 is payable with interest over three years.

FINANCING ACTIVITIES

During fiscal 2006, there were stock option exercises with cash proceeds to the Company of $5,720,000 as compared to $612,000 in the prior year. Our total indebtedness decreased by $3,360,000 during fiscal 2006. We paid down $3,334,000 of the term loan and paid $26,000 under leases that are considered to be capital in nature. Additionally, as discussed above, on August 4, 2005, the Company completed the take down of the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

THE IMPACT OF INFLATION

The Company does not believe that inflation has had a material effect on sales or expenses during the last three years other than labor costs. The Company's restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of the Company's food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased the Company's labor costs in recent years. To the extent permitted by competition, the Company has mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to libor. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of March 26, 2006.

We purchase commodities such as chicken, beef, lobster, fish and shrimp for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

We have, however, entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for twelve- and six-month terms, respectively, beginning on January 1, 2006. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

SEASONALITY OF OUR BUSINESS

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. We divide the fiscal year into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us a consistent number of operating days within each period, as well as ensures that certain holidays significant to our operations occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable.

Our business is not highly seasonal although we do have more diners coming to our restaurants for special holidays such as Mother's Day, Valentine's Day and New Year's Eve. Mother's Day falls in our first fiscal quarter, New Year's Eve in the third fiscal quarter and Valentine's Day in the fourth fiscal quarter of each year.

Each of fiscal years 2006, 2005 and 2004 consisted of 52 weeks.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities during the reported period. Actual amounts could differ from those estimates. (See Note 1 of Notes to Consolidated Financial Statements included in this Annual Report).

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

We record all property and equipment at cost. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation and amortization of long-lived assets are calculated using the straight-line method over the estimated useful life of the assets or the lease terms of the respective leases. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments by management. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the assets to the future cash flows to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and an impairment charge is taken against results of operations. In fiscal 2005 we recorded such an impairment charge resulting in a write down of long-lived assets of approximately $2.7 million. (See Note 3 of Notes to Consolidated Financial Statements). No impairment charges were recognized during fiscal 2006 or 2004.

We review the recoverability of goodwill annually based primarily upon an estimation of the fair market value based upon an analysis of cash flows of the related investment assets in comparison to cash flows of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation. Our annual evaluation is made during the third fiscal quarter of each year. We also would make a similar evaluation whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The analysis involves judgments by management which could produce materially different results if different assumptions are used in the analysis.

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

Judgments made by the Company related to the probable term for each restaurant's lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

We are self-insured for a significant portion of our employee health and workers' compensation programs. The Company maintains stop-loss coverage with third party insurers to limit its total claims exposure. The accrued liability associated with these programs is based on our estimate of the ultimate costs to be incurred to settle known claims and an estimate of claims incurred but not reported to the Company as of the balance sheet date. Our estimated liability is not discounted and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

We estimate certain components of our provision for income taxes. These estimates include, but are not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or the Company's application of such laws to its business (see Note 12 of Notes to Consolidated Financial Statements). During fiscal 2004, the Internal Revenue Service completed an examination of the Company's fiscal 2000, 2001 and 2002 Federal Income Tax returns. The examination did not result in any material adverse tax or financial consequences.

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. As of March 27, 2006, the beginning of fiscal 2007, the Company has adopted this new standard, as amended.

As permitted by SFAS 123, prior to March 27, 2006, the Company accounted for share-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will impact the Company's results of operations, although it will have no impact on the Company's overall financial position. The estimated impact of adopting SFAS 123R for fiscal 2007, relating to prior year grants only, will be approximately $161,000, net of tax. However, had the Company adopted SFAS 123R in prior years, the impact of that standard would have approximated the impact of SFAS 123 as presented in the disclosure of pro forma net income and earnings per share in
Note 1 of the consolidated financial statements. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized in fiscal years 2006, 2005 and 2004 for such excess tax deductions were $2,677,000, $145,000 and $162,000, respectively.


FORWARD LOOKING STATEMENTS


This Annual Report contains various "forward-looking statements" which represent our expectations or beliefs concerning future events, including unit growth, future capital expenditures, and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, or acquisition opportunities, harsh weather conditions in areas in which the Company and its franchisees operate restaurants or plan to build new restaurants, acceptance of the Company's concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, the possibility of an adverse outcome in the lawsuit against the Company brought by Benihana of Tokyo, Inc. or in the Company's dispute with the former Minority Stockholders of Haru Holding Corp., unstable economic and conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.

CONSOLIDATED FINANCIAL STATEMENTS

BENIHANA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share information)

                                                                               Fiscal year ended
                                                                ----------------------------------------------
                                                                    March 26,       March 27,       March 28,
                                                                      2006            2005            2004
--------------------------------------------------------------------------------------------------------------
REVENUES

Restaurant sales                                                   $ 244,032       $ 216,756       $ 201,335
Franchise fees and royalties                                           1,521           1,575           1,628
--------------------------------------------------------------------------------------------------------------
Total revenues                                                       245,553         218,331         202,963
--------------------------------------------------------------------------------------------------------------

COSTS AND EXPENSES

Cost of food and beverage sales                                       59,014          53,372          51,437
Restaurant operating expenses                                        139,433         126,825         118,183
Restaurant opening costs                                               1,270           1,304           2,088
Marketing, general and administrative expenses                        22,693          20,939          16,362
Impairment charge                                                          -           2,668               -
--------------------------------------------------------------------------------------------------------------
Total operating expenses                                             222,410         205,108         188,070
--------------------------------------------------------------------------------------------------------------

Income from operations                                                23,143          13,223          14,893
Interest (income) expense, net                                           (88)            298             457
--------------------------------------------------------------------------------------------------------------

Income before income taxes and minority interest                      23,231          12,925          14,436
Income tax provision                                                   8,491           4,520           4,821
--------------------------------------------------------------------------------------------------------------

Income before minority interest                                       14,740           8,405           9,615
Minority interest                                                        178             585             643
--------------------------------------------------------------------------------------------------------------

NET INCOME                                                            14,562           7,820           8,972
Less:  accretion of issuance costs and preferred
   stock dividends                                                     1,430             422               -
--------------------------------------------------------------------------------------------------------------

Net Income attributable to common stockholders                     $  13,132       $   7,398       $   8,972
==============================================================================================================

EARNINGS PER SHARE

Basic earnings per share                                           $    1.40       $     .81       $    1.01
Diluted earnings per share                                         $    1.36       $     .77       $     .98
==============================================================================================================


See notes to consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)
                                                                                      March 26,      March 27,
                                                                                        2006            2005
----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                         $  19,138    $   3,278
     Receivables, net                                                                      2,437          910
     Inventories                                                                           6,528        6,571
     Income tax receivable                                                                 1,634          -
     Prepaid expenses and other current assets                                             1,517        1,727
     Deferred income tax asset, net                                                          805          417
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                                      32,059       12,903

PROPERTY AND EQUIPMENT, NET                                                              123,578      108,132
GOODWILL                                                                                  29,900       28,131
OTHER ASSETS                                                                               5,979        5,088
----------------------------------------------------------------------------------------------------------------
                                                                                       $ 191,516    $ 154,254
================================================================================================================
LIABILITIES, MINORITY INTEREST, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                                                  $   8,044    $   6,414
     Accrued expenses                                                                     20,821       15,667
     Accrued put option liability                                                          3,718            -
     Income tax payable                                                                        -        1,001
     Current maturity of bank debt                                                         4,166        3,333
     Current maturities of obligations under capital leases                                    -           26
----------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                                 36,749       26,441

LONG-TERM DEBT - BANK                                                                      2,500        6,667
DEFERRED OBLIGATIONS UNDER OPERATING LEASES                                                7,059        6,479
DEFERRED INCOME TAX LIABILITY, NET                                                           673          156
----------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                         46,981       39,743
----------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (NOTES 10, 11 AND 13)
MINORITY INTEREST                                                                              -        1,999
CONVERTIBLE PREFERRED STOCK - $1.00 par value; authorized - 5,000,000 shares;
         Series B Mandatory Redeemable Convertible Preferred Stock - authorized
         - 800,000 shares; issued and outstanding - 800,000 and 400,000 shares in 2006 and 2005, respectively, with a liquidation preference of $20 million plus
         accrued and unpaid dividends as of March 26, 2006 (Note 14)                      19,273        9,305
STOCKHOLDERS' EQUITY:
     Common stock - $.10 par value; convertible into Class A Common stock;
         authorized - 12,000,000 shares; issued and outstanding
         - 2,649,953 and 2,975,978 shares in 2006 and 2005, respectively                     265          298
     Class A Common stock - $.10 par value; authorized -
         20,000,000 shares; issued and outstanding -
         7,111,671 and 6,198,475 shares in 2006 and 2005, respectively                       711          620
     Additional paid-in capital                                                           60,393       51,528
     Retained earnings                                                                    64,036       50,904
     Treasury stock - 10,828 shares of Common and Class A Common
         stock at cost                                                                      (143)        (143)
----------------------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                                                               125,262      103,207
----------------------------------------------------------------------------------------------------------------
                                                                                       $ 191,516    $ 154,254
================================================================================================================
See notes to consolidated financial statements

BENIHANA INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share information)

                                                                   Class A  Additional                         Total
                                                       Common      Common    Paid-in    Retained  Treasury  Stockholders'
                                                        Stock       Stock    Capital    Earnings   Stock       Equity
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 30, 2003                                   $318       $560    $48,444    $34,534    $(143)      $83,713
     Net income                                                                           8,972                  8,972
     Issuance of 207,000 shares of Class A
         Common stock from exercise of warrants                        21      1,420                             1,441
     Issuance of 85,943 shares of Class A
         Common stock from exercise of options                          8        532                               540
     Issuance of 30,000 shares of Common stock
         from exercise of options                            3                   214                               217
     Conversion of 79,500 shares of Common
         stock into 79,500 shares of Class A Common
         stock                                              (8)         8                                            -
     Tax benefit from stock option exercises                                     162                               162
-----------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 28, 2004                                    313        597     50,772     43,506     (143)       95,045
     Net income                                                                           7,820                  7,820
     Issuance of 71,598 shares of Class A Common
        stock from exercise of options                                  8        604                               612
     Conversion of 159,000 shares of Common
         stock into 159,000 shares of Class A
         Common stock                                      (15)        15                                            -
     Issuance of 350 shares of Class A Common stock
         for incentive compensation                                                7                                 7
     Dividends declared on Series B Preferred Stock                                        (370)                  (370)
     Accretion of issuance costs on Series B
     Preferred Stock                                                                        (52)                   (52)
     Tax benefit from stock option exercises                                     145                               145
-----------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 27, 2005                                    298        620     51,528     50,904     (143)      103,207
     Net income                                                                          14,562                 14,562
     Issuance of 571,670 shares of Class A Common
         stock from exercise of options                                57      5,532                             5,589
     Issuance of 15,500 shares of Common stock
         from exercise of options                            1                   130                               131
     Conversion of 341,526 shares of Common
         stock into 341,526 shares of Class A
         Common stock                                      (34)        34                                            -
     Dividends declared on Series B Preferred Stock                                        (820)                  (820)
     Accretion of issuance costs on Series B
Preferred Stock                                                                             (84)                   (84)
     Deemed dividend on Series B Preferred Stock
         beneficial conversion feature                                           526       (526)                     -
     Tax benefit from stock option exercises                                   2,677                             2,677
-----------------------------------------------------------------------------------------------------------------------

BALANCE, MARCH 26, 2006                                   $265       $711    $60,393    $64,036    $(143)     $125,262
=======================================================================================================================

See notes to consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES                                                          Fiscal year ended
                                                                               ------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share information)                                        March 26,    March 27,   March 28,
                                                                                  2006         2005        2004
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                                 $ 14,562     $  7,820    $  8,972
     Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions
        Depreciation and amortization                                             11,896        9,837       8,657
        Minority interest                                                            178          585         643
       Tax benefit from stock option exercises                                     2,677          145         162
        Loss on disposal of assets                                                   149          327         154
        Deferred income taxes                                                        129          (76)      2,265
        Impairment charge                                                              -        2,668           -
        Issuance of Class A Common stock for incentive compensation                    -            7           -
        Change in operating assets and liabilities that provided (used) cash:
          Receivables                                                             (1,402)         (28)       (256)
          Inventories                                                                 22         (424)       (819)
          Income taxes                                                            (2,635)       1,897          73
          Prepaid expenses and other current assets                                  210         (197)       (263)
          Other assets                                                            (1,163)        (716)        (59)
          Accounts payable                                                           988          771          81
          Accrued expenses                                                         3,829        2,798       1,913
-----------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                         29,440       25,414      21,523
 ----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
     Expenditures for property and equipment                                     (25,486)     (18,978)    (22,950)
     Business acquisition, net of cash acquired                                        -       (2,816)          -
     Payment of contingent consideration on RA Sushi acquisition                    (348)        (652)          -
     Cash proceeds from sales of property and equipment                              715          274           -
     Other                                                                             -            -          (4)
-----------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (25,119)     (22,172)    (22,954)
-----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
     Repayment of long-term debt and obligations under capital leases             (3,360)     (19,773)    (18,270)
     Proceeds from issuance of Series B Preferred stock, net                       9,884        9,253           -
     Proceeds from issuance of long-term debt                                          -        8,000      17,400
     Proceeds from issuance of Common stock and Class A
         Common stock from exercise of options and warrants                        5,720          612       2,198
     Dividends paid on preferred stock                                              (705)        (252)          -
-----------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                               11,539       (2,160)      1,328
-----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                              15,860        1,082        (103)
Cash and cash equivalents, beginning of year                                       3,278        2,196       2,299
-----------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                          $ 19,138     $  3,278    $  2,196
=================================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID DURING THE FISCAL YEAR FOR:
     Interest                                                                   $    387     $    386    $    484
     Income taxes                                                               $  8,331     $  3,380    $  2,305
BUSINESS ACQUISITIONS, NET OF CASH ACQUIRED:
     Fair value of assets acquired, other than cash                                    -     $  2,816           -
=================================================================================================================

NONCASH INVESTING AND FINANCING ACTIVITIES:
During fiscal 2006, 2005 and 2004, the Company acquired property and equipment totaling $3,635,000, $1,083,000 and $244,000, respectively, for which cash payments had not yet been made.
During fiscal 2006, 2005 and 2004, $228,000, $348,000 and $652,000 of goodwill was recorded related to contingent payments accrued for the RA Sushi acquisition, respectively.
During fiscal 2006, the Company accrued $3,718,000 related to the Haru put option liability.
During fiscal 2006, the Company received a note receivable for $375,000 as partial consideration for the sale of a Benihana restaurant located in Monterey, California.
As of the end of fiscal years 2006, 2005 and 2004, accrued but unpaid dividends on the Series B Preferred Stock totaled $233,000, $118,000 and $-0-, respectively.

See notes to consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED MARCH 26, 2006, MARCH 27, 2005 AND MARCH 28, 2004
-------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         OPERATIONS - Benihana Inc., including its majority owned subsidiaries (the "Company"), owned and operated 56 teppanyaki theme and 17 Japanese theme restaurants featuring sushi, as of March 26, 2006. The Company also has 21 franchised teppanyaki theme restaurants as of March 26, 2006. The Company has the rights to open, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands.

         BASIS OF PRESENTATION - The consolidated financial statements include the assets, liabilities and results of operations of the Company's majority-owned subsidiaries. The ownership of other interest holders including attributable income is reflected as minority interest. All intercompany accounts and transactions have been eliminated in consolidation.

         The Company has a 52/53-week fiscal year. The Company's fiscal year ends on the Sunday within the dates of March 26 through April 1. The Company divides the fiscal year into 13 four-week periods. Because of the odd number of periods, the Company's first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides the Company a consistent number of operating days within each period, as well as ensures that certain holidays significant to the Company occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Each of fiscal years 2006, 2005 and 2004 consisted of 52 weeks.

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

         Certain amounts shown in the consolidated balance sheet as of March 27, 2005 have been reclassified to conform to the current year consolidated balance sheet presentation. Specifically, accounts payable and income tax payable have been presented as separate items in the current year presentation. Corresponding changes have been made to the consolidated statements of cash flows for fiscal 2005 and 2004.

         Additionally, in the accompanying consolidated statements of cash flows for fiscal 2005 and 2004, respectively, the Company has changed the classification of the following items:

               o The tax benefit from stock option exercises to present such as an operating activity. The Company previously presented such amount as a financing activity.
               o Contingent payment of $652,000 made during fiscal 2005 related to its RA Sushi acquisition as a use of cash related to investing activities in the accompanying consolidated statement of cash flows for fiscal 2005. The payment had been previously presented within the change in operating liabilities and was reducing the net cash provided by operating activities during 2005.
               o Additions to property and equipment for which payments had not been made as of the respective period end. These amounts were previously presented within the change in operating liabilities and as expenditures for property and equipment instead of as noncash investing activities.

         These changes resulted in:

               o a net decrease of $42,000 in fiscal 2005 and a net increase of $1,074,000 in fiscal 2004 in net cash provided by operating activities;
               o a net decrease of $187,000 in fiscal 2005 and a net increase of $912,000 in fiscal 2004 in net cash used in investing activities; and
               o an increase of $145,000 in fiscal 2005 in net cash used in financing activities and a decrease of $162,000 in fiscal 2004 in net cash provided by financing activities from amounts previously presented.

         REVENUE RECOGNITION - RESTAURANT SALES - Revenues from food and beverage sales are recognized as products are sold. FRANCHISE FEES AND ROYALTIES - The Company recognizes initial franchise fees as income when substantially all of its obligations are satisfied, which generally coincides with the opening of the franchised restaurants. The Company also receives continuing royalties based upon a percentage of each franchised restaurant's gross revenues. Royalties are recognized as income when earned.

         CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Amounts receivable from third-party credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

         INVENTORIES - Inventories, which consist principally of restaurant operating supplies and food and beverage, are stated at the lower of cost (first-in, first-out method) or market.

         ACCOUNTING FOR LONG-LIVED ASSETS - Property and equipment are stated at cost. The Company capitalizes all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction was approximately $213,000 in fiscal 2006, $127,000 in fiscal 2005 and $92,000 in fiscal 2004.

         The Company evaluates its net investment in restaurant properties for impairment when events or changes in circumstances that indicate the carrying amounts of an asset may not be recoverable. During fiscal 2005, the Company recorded an impairment charge of $2,668,000 for the write-down to fair value of property and equipment at two teppanyaki restaurants, one RA Sushi restaurant and its sole Doraku restaurant. (See Note 3). No impairment charges were recognized during fiscal years 2006 or 2004.

         DEPRECIATION AND AMORTIZATION - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the underlying lease terms, including renewal options, or their useful lives). Depreciation expense associated with property and equipment, including property under capital leases, totaled $11,386,000, $9,452,000, and $8,145,000, for fiscal years 2006, 2005, and 2004, respectively. During fiscal 2006, the Company incurred an incremental $1.1 million in depreciation expense related to the Company's review of estimated useful lives of assets at restaurants to be remodeled.

         ACCOUNTING FOR GOODWILL AND INTANGIBLES - Goodwill represents the residual purchase price after allocation of the purchase price of assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. Intangible assets deemed to have definite lives are amortized over their estimated useful lives.

         The Company annually reviews goodwill for recoverability based primarily on a multiple of earnings analysis comparing the fair value to the carrying value. The Company performs its annual assessment for impairment during the third quarter of its fiscal year and more frequently if impairment indicators are identified during the year. The Company reviewed goodwill for possible impairment during fiscal 2006, 2005 and 2004 and determined that there was no impairment of goodwill.

         The following table reflects the changes in the carrying amount of goodwill for the fiscal years 2006 and 2005 (in thousands):

              Balance as of March 28, 2004                         $27,783
                   RA Sushi contingent payment                         348
                                                                  ---------

              Balance as of March 27, 2005                          28,131
                   RA Sushi contingent payment                         228
                   Haru put option exercise                          1,541
                                                                  ---------

              Balance as of March 26, 2006                         $29,900
                                                                  =========

         Intangible assets consist of premiums on liquor licenses, lease acquisition costs, and capitalized computer software costs and are classified as other assets. Premiums on liquor licenses are indefinite lived intangible assets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years. Amortization of intangibles totaled $438,000, $324,000 and $367,000 during fiscal years 2006, 2005 and 2004, respectively.

         Estimated amortization expense for the five succeeding fiscal years is as follows (in thousands):

              Fiscal year ending:
              2007                                                 $   382
              2008                                                     355
              2009                                                     181
              2010                                                     181
              2011                                                     180
              Thereafter                                               583
                                                                   -------
              Total                                                $ 1,862
                                                                   =======



         ACCOUNTING FOR LEASES - OPERATING LEASES - Rent expense for the Company's operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, "Accounting for Leases." The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of the Company's leases. The difference between rent expense and rent paid is recorded as deferred rent obligation and is included in the consolidated balance sheets. CAPITAL LEASES are recorded as an asset and an obligation is recorded at an amount equal to the present value of the minimum lease payments during the lease term.

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

         INCOME TAXES - The Company uses the asset and liability method which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements as measured by the provisions of enacted law. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

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

                                                        March 26,   March 27,   March 28,
                                                          2006        2005        2004
                                                        --------    --------    --------
          Net Income
                As reported                             $ 14,562    $  7,820    $  8,972
          Less:  Accretion of issuance costs
                and preferred stock dividends             (1,430)       (422)          -
                                                        --------    --------    --------
          Net income attributable
                to common stockholders                    13,132       7,398       8,972
          Add:  Stock-based compensation cost
                included in net income                         -           7           -
          Less:  Total stock-based employee
                compensation expense
                determined under fair value
                based method for all awards                  263         248         564
                                                        --------    --------    --------
          Pro forma income for computation of basic       12,869       7,157       8,408
                earnings per share
          Add:  Accretion of issuance costs
                and preferred stock dividends              1,430         422           -
                                                        --------    --------    --------
          Pro forma income for computation of diluted   $ 14,299    $  7,579    $  8,408
                earnings per share                      ========    ========    ========

          Basic earnings per share:
                As reported                             $   1.40    $    .81    $   1.01
                                                        ========    ========    ========
                Pro forma                               $   1.37    $    .78    $    .95
                                                        ========    ========    ========
          Diluted earnings per share:
                As reported                             $   1.36    $    .77    $    .98
                                                        ========    ========    ========
                Pro forma                               $   1.34    $    .75    $    .92
                                                        ========    ========    ========

         The following weighted average assumptions were used in the Black-Scholes option-pricing model used in developing the above pro forma information: a risk-free interest rate of 4.3% for fiscal year 2006, 3.6% for fiscal year 2005 and 1.9% for fiscal year 2004, respectively, an expected life of three years, no expected dividend yield and a volatility factor of 37% for fiscal 2006, 36% for fiscal 2005 and 50% for fiscal 2004, respectively.

         SEGMENT REPORTING - The Company accounts for its segments in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. As of March 26, 2006, the Company operated 73 Benihana, Haru, RA Sushi and Doraku restaurants in North America as a single reporting segment. The restaurants operate in the United States within the casual dinner industry, providing similar products to similar customers. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. The Company believes it meets the criteria for aggregating its operating segments into a single reporting segment.

         RESTAURANT OPENING COSTS - Restaurant opening costs include incremental out-of-pocket costs that are directly related to the opening of new restaurants and are not capitalizable and an amortization of rentals under lease agreements for accounting purposes. Restaurant opening costs include costs to recruit and train hourly restaurant employees; wages, travel and lodging costs for the Company's opening training team and other support employees, costs for practice service activities; and straight-line minimum base rent during the restaurant preopening period. The Company expenses restaurant opening costs as incurred.

         ADVERTISING - Advertising costs are expensed as incurred. Advertising costs were $7.4 million, $6.7 million, and $6.7 million in fiscal 2006, 2005 and 2004, respectively and are included in Marketing, General and Administrative expenses in the Consolidated Statements of Earnings.

         EARNINGS PER SHARE - Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes dilutive share equivalents issued under the Company's various stock option plans and the dilutive convertible preferred stock outstanding during fiscal 2006 and 2005.

         The computation of basic earnings per share and diluted earnings per share for each fiscal year is shown below (in thousands):

                                                           March 26,   March 27,   March 28,
                                                             2006        2005        2004
                                                           --------    --------    --------
          Net income                                       $ 14,562    $  7,820    $  8,972
          Less:  Accretion of issuance costs and
               preferred stock dividends                     (1,430)       (422)          -
                                                           --------    --------    --------
          Income for computation of basic
               earnings per share                            13,132       7,398       8,972
          Add:  Accretion of issuance costs and
               preferred dividends (See Note 14)              1,430         422           -
                                                           --------    --------    --------
          Income for computation of diluted
               earnings per share                          $ 14,562    $  7,820    $  8,972
                                                           ========    ========    ========

          Weighted average number of common
               shares in basic earnings per share             9,364       9,154       8,887
          Effect of dilutive securities:
               Stock options and warrants                       429         483         268
               Convertible preferred shares                     878         510
                                                           --------    --------    --------
          Weighted average number of common
               shares and dilutive potential common
               shares used in diluted earnings per share     10,671      10,147       9,155
                                                           ========    ========    ========

         During fiscal years 2006, 2005 and 2004, stock options to purchase 60,000, 222,750 and 439,000 shares, respectively, of common stock were excluded from the calculation of diluted earnings per share since the effect would be considered antidilutive.


         NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING - In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in a decrease in net earnings. As of March 27, 2006, the beginning of fiscal 2007, the Company has adopted this new standard, as amended.

         As permitted by SFAS 123, prior to March 27, 2006, the Company accounted for share-based payments to employees using the intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123R's fair value method will impact the Company's results of operations, although it will have no impact on the Company's overall financial position. The estimated impact of adopting SFAS 123R for fiscal 2007, relating to prior year grants only that will vest during fiscal 2007 and later, will be approximately $161,000, net of tax. However, had the Company adopted SFAS 123R in prior years, the impact of that standard would have approximated the impact of SFAS 123 as presented in the disclosure of pro forma net income and earnings per share presented above. SFAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in the periods after adoption. While the Company cannot estimate what those amounts will be in the future, the amount of operating cash flows recognized in fiscal years 2006, 2005 and 2004 for such excess tax deductions were $2,677,000, $145,000 and $162,000, respectively.


2.       PURCHASE AND SALE OF RESTAURANT FACILITIES

         During November 2005, the Company completed the acquisition of a teppanyaki restaurant facility in Tucson, Arizona. The purchase price totaled $1.9 million payable in cash. The restaurant facility has been converted to a Benihana restaurant. The cash expenditure for this asset purchase is included in expenditures for property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

         During December 2005, the Company sold its Benihana restaurant facility located in Monterey, California to a new franchisee. The restaurant facility was sold for $522,000, of which $147,000 was paid in cash and $375,000 is payable with interest over three years. The franchisee has entered into a 15-year franchise agreement for the operation of the Monterey location. The cash receipt is included in cash proceeds from sale of property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

         During March 2005, the Company acquired a Benihana restaurant from a franchisee in Anchorage, Alaska. The restaurant was acquired for $2.8 million.

3.       IMPAIRMENT CHARGE

         The Company reviews it's long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. The Company considers a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment, after the individual restaurant locations have been operating for 2 years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily the individual restaurant units. A restaurant unit is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant's long-lived assets. If a restaurant unit is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant's long-lived assets exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales of restaurant businesses in the restaurant industry.

         In fiscal 2005, the Company recorded a $2,668,000 expense for the impairment of long-lived assets. The loss on impairment of long-lived assets primarily related to the write-down of equipment and leasehold improvements at four restaurant units. No impairment charges were recognized during fiscal 2006 or 2004.

         The Company will continue to review its restaurants for potential asset impairment. As of March 26, 2006, the Company believes that all of its restaurant units have sufficient estimated future cash flows to support the carrying value of their long-lived assets. However, if an individual restaurant unit's estimated future cash flows decline below its carrying value of long-lived assets, it could result in additional impairment charges.


4.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amounts of the Company's debt and other payables approximate fair value either due to their short-term nature or the variable rates associated with these debt instruments.


5.       INVENTORIES

              Inventories consist of (in thousands):

                                                              March 26,      March 27,
                                                                2006            2005
                                                               ------          ------
               Food and beverage                               $3,152          $2,834
               Supplies                                         3,376           3,737
                                                               ------          ------

                                                               $6,528          $6,571
                                                               ======          ======


6.       PROPERTY AND EQUIPMENT

              Property and equipment consist of (in thousands):

                                                             March 26,       March 27,
                                                               2006            2005
                                                             --------        --------
          Land                                               $ 12,975        $ 12,975
          Buildings                                            30,511          29,146
          Leasehold improvements                               98,204          88,411
          Restaurant furniture, fixtures, and equipment        29,804          28,348
          Restaurant facilities and equipment under
               capital leases                                   7,040           7,040
                                                             --------        --------
                                                              178,534         165,920

          Less: Accumulated depreciation and amortization
               (including accumulated amortization of
               restaurant facilities and equipment under
               capital leases of $7,040 and $7,030 in 2006
               and 2005, respectively)                         69,949          64,553
                                                             --------        --------
                                                              108,585         101,367
          Construction in progress                             14,993           6,765
                                                             --------        --------

                                                             $123,578        $108,132
                                                             ========        ========

7.       OTHER ASSETS

              Other assets consist of (in thousands):

                                                              March 26,       March 27,
                                                                2006            2005
                                                               ------          ------
         Lease acquisition costs, net of accumulated
               amortization of $904 and $725, respectively     $1,478          $1,657
          Premium on liquor licenses                            1,308           1,220
          Security deposits                                     2,018             957
          Computer software costs, net of accumulated
               amortization of $1,010 and $750, respectively      384             636
          Cash surrender value of
               life insurance policy                              391             395
          Deferred financing charges, net of accumulated
               amortization of $643 and $571, respectively        127             188
          Long-term receivables                                   273              35
                                                               ------          ------

                                                               $5,979          $5,088
                                                               ======          ======


8.       ACCRUED EXPENSES

              Accrued expenses consist of (in thousands):

                                                            March 26,        March 27,
                                                              2006              2005
                                                             -------          -------
          Accrued payroll, incentive
               compensation and related taxes                $ 4,824          $ 4,157
          Unredeemed gift certificates                         2,521            2,036
          Accrued workers compensation claims                  1,325            1,193
          Sales taxes payable                                  1,287            1,264
          Accrued percentage rent                              1,248              935
          Deferred compensation                                  861              719
          Accrued property taxes                                 682              698
          Accrued health insurance costs                         608              955
          Straight-line rent accrual                             130              121
          Other accrued operating expenses                     7,335            3,589
                                                             -------          -------

                                                             $20,821          $15,667
                                                             =======          =======

9.       RESTAURANT OPERATING EXPENSES

              Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

                                               March 26,   March 27,  March 28,
                Fiscal year ended                2006         2005      2004
         ---------------------------------------------------------------------
          Labor and related costs               $ 81,398   $ 76,026   $ 71,812
          Occupancy costs                         14,204     12,830     11,910
          Depreciation and amortization           11,467      9,607      8,313
          Utilities                                6,084      5,239      4,854
          Restaurant supplies                      5,065      4,313      3,945
          Credit card discounts                    4,450      3,871      3,465
          Other restaurant operating expenses     16,765     14,939     13,884
          --------------------------------------------------------------------

          Total restaurant operating expenses   $139,433   $126,825   $118,183
          ====================================================================

10.      LEASES

              The Company is obligated under various lease agreements for most of its restaurant units, as well as its corporate office. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term.

              Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as renewal periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company gains access to the leased property. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

              Judgments made by the Company related to the probable term for each restaurant unit lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent, and the term over which leasehold improvements for each restaurant unit are amortized.

              These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

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

              Minimum payments under lease commitments are summarized below for operating leases.

              The amounts of operating lease obligations are as follows (in thousands):

                                                                  Operating
                                                                    Leases
                                                                  ---------
              Fiscal year ending:
              2007                                                $ 11,013
              2008                                                  10,968
              2009                                                  11,016
              2010                                                  10,910
              2011                                                  10,860
              Thereafter                                            93,720
                                                                  --------

              Total minimum lease payments                        $148,487
                                                                  ========


              Rental expense consists of the following (in thousands):

                                       March 26,     March 27,    March 28,
                                         2006          2005         2004
                                      -------------------------------------

          Minimum rentals             $10,304        $ 9,948        $ 9,144
          Contingent rentals            3,293          2,454          2,330
                                      -------------------------------------
                                      $13,597        $12,402        $11,474
                                      =====================================

11.      LONG-TERM DEBT

         Long-term debt consists of (in thousands):

                                     March 26,       March 27,
                                       2006            2005
                                      -------        -------
          Term loan - bank            $ 6,666        $10,000
          Less current portion          4,166          3,333
                                      -------        -------
                                      $ 2,500        $ 6,667
                                      =======        =======

         The Company presently has borrowings from Wachovia Bank, National Association ("Wachovia") under a term loan. At March 26, 2006, the Company had $6,666,000 outstanding under the term loan which is payable in quarterly installments of $833,333 until the term loan matures in December 2007. Additionally, the Company maintains a revolving line of credit facility. The line of credit facility allows the Company to borrow up to $15,000,000 through December 31, 2007. At March 26, 2006, the Company had a $2,306,000 letter of credit outstanding against such facility in connection with its workers' compensation insurance program. Accordingly, at March 26, 2006, the Company had $12,694,000 available for borrowing under the line of credit facility, as no amounts were outstanding. The interest rate at March 26, 2006 of both the line of credit and the term loan was 5.53%. The Company has the option to pay interest at Wachovia's prime rate plus 1% or at the London interbank offering rate plus 1%. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to its indebtedness. The loan agreements limit capital expenditures to certain amounts, require that the Company maintain certain financial ratios and profitability amounts and limit the payment of cash dividends. As of March 26, 2006, the Company was in compliance with all covenants of the Company's credit agreement with Wachovia.

         Principal maturities of long-term debt obligations at March 26, 2006 are as follows:

              Fiscal year ending
              2007                                      $4,166
              2008                                       2,500
                                                        ------
              Total                                     $6,666
                                                        ======

12.      INCOME TAXES

         Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by income tax law. A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized.

         The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

                                              March 26,     March 27,
                                                2006          2005
                                               ------        ------
          Deferred tax assets:
             Straight-line rent expense        $1,715        $1,569
             Tax credit carryforward                -         1,017
             Gift certificate liability         1,031           870
             Amortization of gain                 784           807
             Employee benefit accruals            302           308
             Other                                396           148
                                               ------        ------
                                                4,228         4,719
                                               ------        ------

          Deferred tax liabilities:
             Property and equipment             1,741         2,501
             Inventories                          853           839
             Goodwill                           1,502         1,118
                                               ------        ------
                                                4,096         4,458
                                               ------        ------
          Net deferred tax asset               $  132        $  261
                                               ======        ======

        The net deferred tax asset is classified on the balance sheet as follows (in thousands):

                                   March 26,   March 27,
                                     2006        2005
                                   --------    --------
          Current asset              $805        $417
          Long-term liability         673         156
                                   --------    --------
                                     $132        $261
                                   ========    ========


         The income tax provision consists of (in thousands):

                                      March 26,    March 27,     March 28,
         Fiscal year ended              2006         2005          2004
                                      ------------------------------------
          Current:
              Federal                  $ 5,823      $ 3,037       $ 1,876
              State                      2,539        1,559           680
          Deferred:
              Federal and State            129          (76)        2,265
                                       ----------------------------------

          Income tax provision         $ 8,491      $ 4,520       $ 4,821
                                       ==================================


         The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

                                                                 March 26,      March 27,      March 28,
         Fiscal year ended                                         2006           2005            2004
         ------------------------------------------------------------------------------------------------
         Federal income tax provision at statutory rate of 35%   $ 8,131        $ 4,524          $ 5,053
         Benefit of graduated rates                                    -            (86)            (140)
         State income taxes, net of federal benefit                1,519            963              899
         Tax credits, net                                         (1,226)        (1,222)          (1,026)
         Other                                                        67            341               35
                                                                 ---------------------------------------

         Income tax provision                                    $ 8,491        $ 4,520          $ 4,821
                                                                 =======================================

         Effective income tax rate                                  36.6%         35.0%            33.4%
                                                                 =======================================

13.      COMMITMENTS AND CONTINGENCIES

         ACQUISITIONS - In December 1999, the Company completed the acquisition of 80% of the equity of Haru Holding Corp. ("Haru"). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period from July 1, 2005 through September 30, 2005, the holders of the balance of Haru's equity (the "Minority Stockholders") had a one-time option to sell their remaining shares to the Company (the "put option"). The exercise price under the put option was to be calculated as four and one-half (4 1/2) times Haru's consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru's debt (as that term is defined in the purchase agreement) at the date of the computation.

         On July 1, 2005, the Minority Stockholders exercised the put option. Since that time the parties have been engaged in negotiations over the calculation of the put option price.

         The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. The former Minority Stockholders claim to be entitled to a greater payment. There can be no assurance that this matter will not result in a legal proceeding or that the Company's interpretation of the put option price formula will prevail in any such proceeding. The Company has recorded a $3.7 million liability for the payment of the put option, based upon its calculation under the put option price formula, resulting in an increase to goodwill totaling $1.5 million and a decrease to minority interest totaling $2.2 million.

         In December 2002, the Company completed the acquisition of RA Sushi, a privately owned Arizona chain which operated four restaurants. Pursuant to the purchase agreement of RA Sushi, the Company is required to pay the seller contingent purchase price payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006. The contingent purchase price payments are based upon the achievement of stipulated levels of operating earnings and revenues by the acquired restaurants over a three-year period commencing with the end of fiscal 2004 and such payments are not contingent on the continued employment of the sellers of the restaurants. The minimum contingent payment levels were met in fiscal 2006, 2005 and 2004. The Company recorded $228,000, $348,000 and
         $652,000 in fiscal 2006, 2005 and 2004, respectively, as additional goodwill for the contingent purchase price payments due for fiscal 2006, 2005 and 2004.

         LITIGATION - On July 2, 2004, Benihana of Tokyo, Inc. ("BOT"), a significant holder of the Company's Common Stock, commenced a lawsuit in the Court of Chancery of the State of Delaware (the "Chancery Court") against the Company, individuals who were then members of the Company's Board of Directors and BFC Financial Corporation ("BFC"). The action, which purported to be brought both individually and derivatively on behalf of the Company, sought temporary and permanent injunctive relief, monetary damages of $14.2 million for loss of value of the Company's Common Stock and from $9.5 million to $10.8 million for loss of an alleged control premium, and recovery of costs and expenses, in connection with the closing of the $20.0 million sale of a new class of Series B Preferred Stock of the Company to BFC, a diversified holding company with operations in banking, real estate and other industries (see Note 14). John E. Abdo, a director of the Company, serves as a Vice Chairman, director, and is a significant shareholder of BFC. Among other relief sought, the action sought rescission of the sale of the Series B Preferred Stock to BFC.

         The action alleged that the director defendants breached their fiduciary duties in approving the financing transaction with BFC by diluting the voting power represented by BOT's Common Stock holding in the Company. The trial of the action was completed on November 15, 2004.

         On December 8, 2005, the Chancery Court rejected all claims asserted against the Company and its directors in the suit brought by BOT. In rejecting BOT's claims, the Chancery Court found that "the directors who approved the transaction did so, on an informed basis, acting in good faith and believing that they were acting in the best interests of Benihana." Thereafter, BOT filed an appeal with respect to the decision of the Chancery Court. The Company and its Board of Directors believe that the BFC financing was and is in the best interests of the Company and all of its shareholders, that there is no merit to the action brought by BOT, and intend to continue to vigorously defend and oppose the action. The appeal has been briefed and argued to the Delaware Supreme Court, and the parties are awaiting a decision from that court. The Company has not recorded a liability for this lawsuit, but legal expenses are being incurred and recognized to defend the Company and members of the Board of Directors. There can be no assurance that an adverse result from an appeal that overturns the Chancery Court's ruling will not have a material adverse effect on the Company's results of operations or financial position.

         The Company is not subject to any other pending legal proceedings, other than ordinary routine claims incidental to its business.

         The Company has entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for twelve- and six-month terms, respectively, beginning on January 1, 2006. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.


14.      CONVERTIBLE PREFERRED STOCK

         On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10,000,000 tranche of its sale of $20,000,000 aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

         On August 4, 2005, the Company completed the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

         The Series B Preferred Stock has a liquidation preference of $20,000,000, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share that is 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions). The 800,000 shares of Series B Preferred Stock outstanding at March 26, 2006 are convertible into an aggregate 1,052,632 shares of Common Stock. The Series B Preferred Stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

         The Company pays quarterly dividends on the Series B Preferred Stock, and at March 26, 2006, accrued but unpaid dividends on the Series B Preferred Stock totaled $233,000 or $0.29 per share of the Series B Preferred Stock.

         Since the Series B Preferred Stock is convertible into Common Stock at a conversion price of $19.00 per share and the Common Stock was trading at $20.00 per share on August 4, 2005 when the second tranche was completed, a deemed dividend was recognized on the beneficial conversion feature, in connection with the second tranche, totaling $526,000. The deemed dividend will not result in any cash payments to the holders of the Series B Preferred Stock.

         The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or, at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company's Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company's option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds $38.00 per share for sixty consecutive trading days.

         The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company's board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

         Consistent with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and EITF 00-19, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock," the conversion option of the Series B Preferred Stock is not a derivative liability that must be fair valued.


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

         STOCK OPTIONS - The Company has various stock option plans: a 1996 Class A Stock Option Plan (1996 Plan), a 1997 Class A Stock Option Plan (1997 Plan), a 2000 Class A Stock Option Plan (2000 Plan), a Directors' Stock Option Plan (Directors' Plan), Directors' Class A Stock Option Plan (Directors' Class A Plan) and a 2003 Directors' Stock Option Plan (2003 Directors' Plan), under all of which a maximum of 3,085,000 shares of the Company's Common Stock and Class A Common Stock were authorized for grant and for all of which options for 981,994 shares remain available for grant.

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

         There are 17,500 shares of Common stock available for grant under the Directors Plan. There are no shares available for grant under the Directors Class A Plan. There are 126,667 shares of Class A Common Stock available for grant under the 2003 Directors' Plan. Under the 2003 Directors' Plan, options to purchase 10,000 shares of Class A Common Stock are automatically granted to each of the Company's non-employee directors on the date of the Company's annual meeting. Options granted under the 2003 Directors' Plan are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of such option and as to the balance of such shares on the second anniversary of grant of such option.

         The following table summarizes information about fixed-price stock options outstanding at March 26, 2006:

                                                  Options Outstanding                      Options Exercisable
                                       ------------------------------------------      -----------------------------
                                                       Weighted-
                                                        Average          Weighted                          Weighted
         Ranges of                                     Remaining         Average                            Average
         Exercise                                     Contractual        Exercise                          Exercise
         Prices                             Number        Life             Price             Number          Price
         -----------------------------------------------------------------------------------------------------------
          $6.14     -      $7.99             149,184      3.8             $ 7.25             149,184         $ 7.25
           9.89     -      10.65             264,750      3.5              10.42             264,750          10.42
          11.03     -      13.48             481,500      5.2              12.11             468,166          12.14
          15.00     -      16.78             217,750      6.3              16.74             216,083          16.76
          22.36                               60,000      9.9              22.36                   -              -
                                          ----------                                      ----------
                                           1,173,184                                       1,098,183
                                          ==========                                      ==========

         Transactions under the above plans for the years ended are as follows:

                                               March 26, 2006          March 27, 2005          March 28, 2004
                                           ------------------------------------------------------------------------
                                                         Weighted                Weighted                Weighted
                                                         Average                  Average                 Average
                                                         Exercise                Exercise                Exercise
                                              Shares      Price       Shares       Price      Shares       Price
         ----------------------------------------------------------------------------------------------------------
         Balance, beginning of year           1,710,855     $11.20     1,727,453    $11.07     1,762,709    $10.72
         Granted                                 60,000      22.36        70,000     11.87        85,000     11.93
         Canceled/Expired                       (10,501)     11.02       (15,000)    12.04        (4,313)     8.32
         Exercised                             (587,170)      9.74       (71,598)     8.55      (115,943)     6.54
                                           ------------------------------------------------------------------------

         Balance, end of year                 1,173,184     $12.49     1,710,855    $11.20     1,727,453    $11.07
                                           ========================================================================

         Weighted average fair value of
             options granted during year          $6.67                    $3.37                   $4.15
                                           ========================================================================

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


16.      RELATED PARTY TRANSACTIONS

         As discussed in Note 14, the Company sold an aggregate 800,000 shares of its Series B Preferred Stock to BFC for $20,000,000. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. The sale of Series B Preferred Stock was completed in two tranches between during fiscal years 2005 and 2006. The sale of Series B Preferred Stock resulted in net aggregate proceeds of $19,137,000 ($9,253,000 in fiscal 2005 and $9,884,000 in fiscal 2006).

         As discussed in Note 13, BOT, a significant holder of the Company's Common Stock, commenced a lawsuit in the Chancery Court against the Company, individuals who were then members of the Company's Board of Directors and BFC, in connection with the closing of the $20.0 million sale of Series B Preferred Stock of the Company to BFC. While the Chancery Court has rejected all claims asserted against the Company and its directors in the suit brought by BOT, BOT has filed an appeal with respect to the decision of the Chancery Court. The appeal has been briefed and argued to the Delaware Supreme Court, and the parties are awaiting a decision from that court.

         BOT owns a Benihana restaurant in Honolulu, Hawaii (the "Honolulu Restaurant") and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Company which consists of the United States (except for rights related to the State of Hawaii) and Central and South America and the islands of the Caribbean Sea. The Company also granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by Rocky H. Aoki. The Company has a right of first refusal to purchase any Hawaiian restaurant or any joint venture or sublicensing thereof proposed to be made by BOT with an unaffiliated third party; and, in the event any Hawaiian restaurant is sold, sublicensed or transferred to a third party not affiliated with Rocky H. Aoki, the Company will be entitled to receive royalties from such restaurant equal to 6% of gross revenues.

         Subsequent to fiscal 2006, the Company sold the assets of its sole Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors. The assets were sold for $536,000, based on arm's length negotiations. The transaction was approved by the Board of Directors. Pursuant to the sale agreement, Kevin Aoki extended the non-competition provision of his employment agreement through August 31, 2008, but Mr. Aoki is permitted (i) to own, operate and manage Sushi Doraku restaurants in Hawaii and in Miami-Dade County, Florida, provided any such restaurants in Miami-Dade County are not within a seven mile radius of any existing or proposed restaurants then being operated by the Company or any of its subsidiaries or franchisees and (ii) to have an interest in any other additional Sushi Doraku restaurants with the prior written consent, not to be unreasonably withheld, of a committee of Benihana's Board of Directors. Additionally, the Company paid Mr. Aoki approximately $56,000 upon his resignation from the Company, representing the remainder of his unearned salary under an employment agreement. Consistent with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," these items will be reflected in the Company's fiscal 2007 results. The financial impact of this transaction will be nominal.

         While the assets of the Doraku restaurant meet the definition of "discontinued operations," as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has not segregated Doraku's assets and results of operations, as the amounts are immaterial. Assets held for sale totaled $499,000, and results of operations (net of taxes) were approximately $24,000, $(296,000), and $(105,000) for fiscal years 2006, 2005 and 2004 respectively.

         Darwin C. Dornbush, the Company's Secretary and a retired Director of the Company, is a partner in Dornbush Schaeffer Strongin & Weinstein, LLP, formerly known as Dornbush Mensch Mandelstam & Schaeffer, LLP, a law firm. In the fiscal years 2006, 2005 and 2004, the Company incurred approximately $660,000, $650,000 and $670,000, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Weinstein, LLP.


17.      INCENTIVE AND DEFERRED COMPENSATION PLANS

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

         The Company's annual incentive compensation plan ties key employees' bonus earning potential to individually-designed performance objectives. Under the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives. Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results of the Company. A portion of awards is also determined by achieving other performance and management goals.

         For fiscal 2006, the maximum incentive awards that could be awarded to the Company's named executive officers pursuant to the incentive compensation plan are as follows: for the president and chief executive officer; executive vice president of operations; senior vice president
         - finance; vice president - marketing; senior vice president - chief operating administrative officer; and the vice president - sushi division: their annual base salary multiplied by 30%. The controller and the other senior directors are eligible to receive their annual base salary multiplied by 20%. Incentive compensation earned during fiscal 2006 is payable in a lump sum payment.

         For fiscal 2005 and 2004, the amount of the awards is capped at 50% of the eligible salary of the employee. One-third of the amounts awarded are immediately made available to the employee and the remaining two-thirds become available ratably over the succeeding two years. Amounts allocated under the plan may be taken in cash or stock deferred in a non-qualified deferred compensation plan.

         Target rates are approved annually based upon a review of the rates of return on equity of other publicly traded restaurant businesses by the Compensation Committee of the Board of Directors.

         The Company recorded $461,000, $75,000 and $125,000 of corporate incentive compensation expense for fiscal years 2006, 2005 and 2004, respectively.

         The Company has an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. Investment earnings are credited to their accounts.


18.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         Fiscal quarter ended (in thousands except for per share information)

                                           March 26, 2006                                  March 27, 2005
         ---------------------------------------------------------------  ------------------------------------------
                                Fourth     Third      Second     First        Fourth    Third      Second     First
         Revenues              $61,222    $55,644    $54,622    $74,065     $54,779    $50,051    $48,110   $65,391
         Gross profit           46,104     41,869     41,384     55,661      41,649     37,931     36,149    47,655
         Net income              3,919      3,300      2,845      4,498       2,230      2,017      1,661     1,912
         Basic earnings
             per share           $ .38      $ .33      $ .22      $ .47       $ .23      $ .21      $ .17     $ .21
         Diluted earnings
             per                 $ .35      $ .30      $ .21      $ .44       $ .22      $ .20      $ .16     $ .20
         share

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the "Company") as of March 26, 2006 and March 27, 2005, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 26, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 26, 2006 and March 27, 2005, and the results of its operations and its cash flows for each of the three years in the period ended March 26, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 26, 2006, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 20, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 20, 2006

         EVALUATION DISCLOSURE CONTROLS AND PROCEDURES

         We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to the Company and our subsidiaries required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

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

         Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 26, 2006 based on the criteria in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, our management concluded that the Company's internal control structure and consequently, the Company's internal control over financial reporting were effective as of March 26, 2006.


         Deloitte & Touche LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10K, has also audited our management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of March 26, 2006. Deloitte & Touche LLP expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of March 26, 2006 as stated in their report included herein.


                                                        /s/ Joel A. Schwartz
                                                        ------------------------
                                                        Joel A. Schwartz
                                                        President

                                                        /s/ Michael R. Burris
                                                        ------------------------
                                                        Michael R. Burris
                                                        Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Benihana Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 26, 2006, based on criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 26, 2006, is fairly stated, in all material respects, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 26, 2006, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 26, 2006 of the Company and our report dated June 20, 2006 expressed an unqualified opinion on those financial statements.


Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 20, 2006

OFFICERS AND DIRECTORS




CORPORATE OFFICERS

Joel A. Schwartz - CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Taka Yoshimoto - EXECUTIVE VICE PRESIDENT, OPERATIONS

Michael R. Burris - SENIOR VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND TREASURER

Juan C. Garcia - SENIOR VICE PRESIDENT, CHIEF OPERATING ADMINISTRATIVE OFFICER

Darwin C. Dornbush - SECRETARY



DIRECTORS

Joel A. Schwartz

Taka Yoshimoto

John E. Abdo - VICE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHAIRMAN OF THE
         EXECUTIVE COMMITTEE, BFC FINANCIAL CORPORATION; VICE CHAIRMAN OF THE BOARD AND CHAIRMAN OF THE EXECUTIVE COMMITTEE, BANKATLANTIC BANCORP., INC.; VICE CHAIRMAN AND PRESIDENT, LEVITT CORPORATION; AND VICE CHAIRMAN OF THE BOARD, BLUEGREEN CORPORATION.

Kevin Aoki - PRESIDENT, AOKI GROUP LLC

Norman Becker - INDEPENDENT CONSULTANT, CERTIFIED PUBLIC ACCOUNTANT

J. Ronald Castell - REELRON LLC

Lewis Jaffe - CEO, OXFORD MEDIA INC.

Robert B. Sturges - INDEPENDENT CONSULTANT

Joseph J. West - DEAN, SCHOOL OF HOSPITALITY AND TOURISM MANAGEMENT, FLORIDA
          INTERNATIONAL UNIVERSITY

CORPORATE INFORMATION


COMMON STOCK
NASDAQ Symbols
Common Stock                        BNHN
Class A Common Stock                BNHNA

GENERAL COUNSEL
Dornbush Schaeffer Strongin & Weinstein, LLP
747 Third Avenue
New York, New York 10017

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
200 East Las Olas Boulevard
Suite 1400
Fort Lauderdale, Florida 33301


10-K REPORT AVAILABILITY
A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at WWW.BENIHANA.COM or can be obtained by writing us at:
8685 N.W. 53rd Terrace
Miami, Florida 33166

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS
8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

COMMON STOCK INFORMATION

The Company's Common Stock and Class A Common Stock are traded on the Nasdaq National Market System. There were 199 holders of record of the Company's Common Stock and 446 holders of record of the Class A Common Stock at March 26, 2006.

The table below sets forth high and low prices for the Company's Common Stock and Class A Common Stock for the periods indicated.

                                                                   FISCAL YEAR ENDED
                                                    March 26, 2006                  March 27, 2005
                                           -----------------------------------------------------------------
              COMMON STOCK                       HIGH             LOW            HIGH            LOW
              ----------------------------------------------------------------------------------------------
              1st Quarter                        $16.05           $13.00        $18.25           $14.09
              2nd Quarter                         21.66            14.25         16.25            11.62
              3rd Quarter                         23.73            16.97         16.60            12.90
              4th Quarter                         30.53            21.60         16.50            14.25



                                                                   FISCAL YEAR ENDED
              CLASS A                               March 26, 2006                  March 27, 2005
                                           -----------------------------------------------------------------
              COMMON STOCK                       HIGH             LOW            HIGH            LOW
              ----------------------------------------------------------------------------------------------
              1st Quarter                        $16.10           $13.07         $18.12          $14.26
              2nd Quarter                         20.64            14.20          15.43           11.25
              3rd Quarter                         23.20            16.23          16.70           12.48
              4th Quarter                         30.50            20.89          16.60           14.30


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