Form 10-K, Exhibit 13
period 2006-04-01
BENIHANA INC
filed 2007-06-15
CIK 935226

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

The Company has a 52/53-week fiscal year. The Company's fiscal year ends on the Sunday within the dates of March 26 through April 1. Fiscal year 2007 consisted of 53 weeks, while all other fiscal years presented consisted each of 52 weeks.

                                                                     Fiscal Year Ended
                                               April 1,      March 26,      March 27,       March 28,     March 30,
                                                 2007           2006           2005           2004          2003
                                                 ----           ----           ----           ----          ----
                                             (53 wk yr.)
                                                           (In thousands, except per share information)
CONSOLIDATED STATEMENTS
OF EARNINGS DATA:
    Total revenues                             $272,649       $245,553       $218,331       $202,963      $189,244
    Cost of food and beverage
       sales                                     66,051         59,014         53,372         51,437        46,182
    Restaurant operating expenses               159,456        139,433        126,825        118,183       112,050
    Restaurant opening costs                      1,535          1,270          1,304          2,088           501
    Marketing, general and
       administrative expenses                   23,811         22,693         20,939         16,362        15,512
    Impairment charge                                 -              -          2,668              -             -
    Interest income (expense), net                  465             88          (298)          (457)         (528)
    Income before income taxes and
       minority interest                         22,261         23,231         12,925         14,436        14,471
    Income tax provision                          7,766          8,491          4,520          4,821         4,725
    Income before minority interest              14,495         14,740          8,405          9,615         9,746
    Minority interest                                 -            178            585            643           477
    Net income                                   14,495         14,562          7,820          8,972         9,269
    Basic earnings  per share (1)                  1.35           1.40            .81           1.01          1.06
    Diluted earnings per share (1)                 1.26           1.36            .77            .98           .99

CONSOLIDATED BALANCE SHEETS
DATA:
    Total assets                               $204,289       $191,516       $154,254       $142,643      $129,759
    Long-term debt including current
       maturities                                     -          6,666         10,000         21,500        22,000
    Stockholders' equity                        142,482        125,262        103,207         95,045        83,713

OTHER FINANCIAL DATA:
    Capital expenditures                        $37,543        $25,834        $22,446        $22,950       $27,418


(1) Subsequent to the end of fiscal 2007, on May 18, 2007, the Board of Directors declared a 3 for 2 stock dividend payable in Common Shares to the holders of both the Class A Shares and Common Shares. The stock dividend is payable on June 15, 2007 to holders of record June 1, 2007. The basic and diluted earnings per common share are not shown as if the stock dividend had been in existence for each fiscal year presented, in accordance with SFAS No. 128, "Earnings per Share," as the stock dividend had not occurred prior to the issuance of this annual report.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

OUR BUSINESS

We are one of the largest chains of Asian restaurants in the United States. We have operated "Benihana" teppanyaki-style Japanese restaurants in the United States for over 40 years, and we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood is prepared by a chef on a steel teppanyaki grill which forms a part of the table at which the food is served. We also operate other restaurant concepts offering Asian, predominately sushi, entrees. Our Haru concept offers an extensive menu of Japanese fusion dishes in an urban atmosphere, as well as catering to customers seeking take-out or delivery of their meals. In addition to traditional, high quality sushi and sashimi creations, Haru offers raw bar items and Japanese cuisine. We believe that Haru is well situated for densely populated cities with nearby shopping, office and tourist areas. Our RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi caters to a younger demographic and we believe that it is highly suitable for a variety of real estate options including life-style centers, shopping centers and malls.

The Company's revenues consist of sales of food and beverages at our restaurants and licensing fees from franchised restaurants. Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold. Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Restaurant opening costs include rent paid during the development period, as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred.

Restaurant revenues and expenses are dependent upon a number of factors including the number of restaurants in operation, restaurant patronage and the average check amount. Expenses are additionally dependent upon commodity costs, average wage rates, marketing costs and the costs of administering restaurant operations.

The following table reflects changes in restaurant count by concept during the fiscal years ended March 26, 2006 and April 1, 2007:

                                                                  RA                         Sushi
                                              Teppanyaki         Sushi          Haru         Doraku          Total
                                              --------------    ----------    ---------    ------------    ----------
Restaurant count, March 27, 2005                      56               8            6             1             71
    Openings                                           1               1            1             -              3
    Sale to Franchisee                                (1)              -            -             -             (1)
                                              --------------    ----------    ---------    ------------    ----------

Restaurant count, March 26, 2006                      56               9            7             1             73
    Openings                                           2               4            -             -              6
    Acquisition from Franchisee                        1               -            -             -              1
    Sale to Related Party                              -               -            -            (1)            (1)
                                              --------------    ----------    ---------    ------------    ----------

Restaurant count, April 1, 2007                       59              13            7             0             79
                                              ==============    ==========    =========    ============    ==========

SUMMARY OF RESULTS

Summary highlights of our fiscal 2007 year compared to the previous year:

o       fifteenth consecutive year with total sales increases,

o opened 2 new Benihana teppanyaki-style restaurants in Miramar, Florida and Coral Gables, Florida and acquired a restaurant from a franchisee in Broomfield, Colorado,

o opened 4 new RA Sushi restaurants in Torrance, California; Corona, California; Glenview, Illinois and Palm Beach Gardens, Florida,

o completed major remodeling projects of our teppanyaki-style restaurants in Anaheim, California; Cleveland, Ohio; Memphis, Tennessee; and Indianapolis, Indiana, as well as a minor remodeling of our Bethesda, Maryland restaurant, and

o four teppanyaki-style restaurants located in Burlingame, California; Torrance, California; Ft. Lauderdale, Florida and Miami Beach, Florida were closed undergoing renovations at the end of fiscal 2007.

OUTLOOK

In fiscal 2007, we opened two teppanyaki restaurants and four RA Sushi restaurants. We also acquired a teppanyaki restaurant from a franchisee. We believe that our revenues will increase next year due to the newly opened restaurants and from continuing increases in customer counts at restaurants open for longer than one year. We believe that total revenues will also increase during fiscal 2008 from the planned openings of two new teppanyaki restaurants in Maple Grove, Minnesota and Chandler, Arizona; and six new RA Sushi restaurants in Lombard, Illinois; Tustin, California; Mesa, Arizona; South Miami, Florida; Baltimore, Maryland and Plano, Texas; and two new Haru restaurants in New York, New York and Boston, Massachusetts. We will, however, have to contend with lost sales due to temporary closures resulting from our renovation and revitalization program.

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our mature teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program, which was discussed above. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana chefs. We plan to refurbish a total of approximately 20-25 of our mature teppanyaki restaurants over a thirty month timeframe. By beginning the transformation of these 20-25 mature Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. During fiscal 2007, our Memphis, Tennessee; Cleveland, Ohio; Indianapolis, Indiana and Anaheim, California restaurants re-opened after similar renovations were completed. A minor remodel has also been completed at the Bethesda, Maryland restaurant, without the need to temporarily close the location. At the end of fiscal 2007, restaurants closed and undergoing major renovations included the Fort Lauderdale, Florida; Miami Beach, Florida; Burlingame, California and Torrance, California locations. The Torrance location has subsequently reopened and we believe that we will complete two more of these major renovations during the first quarter of fiscal 2008. We expect the other one to be completed during the second quarter of fiscal 2008. Similar to the Bethesda location, two restaurants located in the New York City, New York and Sacramento, California are currently undergoing minor remodeling, as well. These restaurants have not required temporary closures either. We expect to complete a total of 17 renovations and have four other restaurants in progress, by the end of fiscal 2008. As we roll out the new design, we currently estimate the capital expenditures of the program to average approximately between $2.0 million and $2.3 million per unit. The cost to remodel each unit is directly dependent on the scope of work to be performed at each location. Management is continuously reviewing the extent of work to be performed at these sites. The scope of work may be impacted by the age of the location, current condition of the location, as well as local permitting requirements. The scope of work will vary by location. Some locations will undergo a limited remodel, while others will undergo a complete renovation and a major facility upgrade of its HVAC, electrical and plumbing systems. Management believes the long-term benefits of the revitalization initiative far outweigh the costs. The renovation of the Company's older teppanyaki units is necessary to ensure the continued relevance of the Benihana brand, and the program will enhance our leadership position as the premier choice for Japanese-style dining.

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef, chicken and seafood as well as other items necessary to operate, such as electricity or other energy supplies, and the ability to pass along increased costs to customers through price increases. Additionally, the restaurant industry is characterized by a significant initial capital investment, coupled with high labor costs. Our management is focused on monitoring these costs and increasing same store sales to continue to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans take into account these operational factors and investment costs to generate sustainable operating results and achieve acceptable returns of investment from each of our restaurant concepts.

OPERATING RESULTS

REVENUES

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of restaurants in operation, the number of patrons that visit our restaurants and franchisees' restaurants and the average per person guest check amounts.

The following table shows revenues for the fiscal years ended April 1, 2007, March 26, 2006 and March 27, 2005 and the related percentage changes (dollar amounts in thousands):

                                                                    Fiscal year ended
                              --------------------------------------------------------------------------------------
                                             2007                              2006                      2005
                                         (53 wk yr.)
                              --------------------------------------------------------------------------------------
                                                   Percentage                       Percentage
                                                   change from                      change from
                                                   2006                             2005
 -------------------------------------------------------------------------------------------------------------------
 Restaurant sales                       $271,080           11.1%         $244,032           12.6%          $216,756
 Franchise fees and  royalties             1,569            3.2%            1,521          (3.4%)             1,575
 -------------------------------------------------------------------------------------------------------------------
 Total revenues                         $272,649           11.0%         $245,553           12.5%          $218,331
 ===================================================================================================================

In addition to our Benihana teppanyaki restaurants, we have other concepts that feature sushi along with other predominately Asian menu choices. Our Haru concept features an extensive menu of Japanese fusion dishes served in a high energy, urban setting. Haru's menu offers traditional sushi and sashimi creations as well as raw bar items and Japanese cuisine. The Haru concept generates exceptionally high average unit sales volumes from take-out and delivery and as a result of customer satisfaction and the high population density that comprises the concept's primary market, New York City. Approximately 40% of Haru's revenues are derived from delivery and takeout sales. The RA Sushi concept is a vibrant, hip restaurant featuring sushi and other Asian menu items in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi's beverage sales represent approximately 35% of restaurant sales. The RA Sushi units are less expensive to build than the Company's other two concepts and offer the Company a growth vehicle that we believe can succeed in larger markets. The Company's sole Doraku restaurant, which was sold during fiscal 2007, offered sushi and other Japanese dishes.

We believe that the Benihana style of presentation makes us a unique choice for customers. We believe that customers who are seeking greater value for their dining budget appreciate the entertainment value provided by the chef cooking directly at their table. Sushi bars have been added to most of the Benihana restaurants over the past several years.


The following table summarizes the components of total restaurant sales for the fiscal years ended April 1, 2007, March 26, 2006 and March 27, 2005 and the related percentage changes (dollar amounts in thousands):

                                                                Fiscal year ended
                              --------------------------------------------------------------------------------------
 Total restaurant sales by                   2007                              2006                      2005
     concept:                            (53 wk yr.)
                              --------------------------------------------------------------------------------------
                                                   Percentage                       Percentage
                                                   change from                      change from
                                                   2006                             2005
 -------------------------------------------------------------------------------------------------------------------
     Teppanyaki                         $200,248            5.5%         $189,796            8.4%          $175,045
     RA Sushi                             38,986           58.4%           24,620           42.0%            17,334
     Haru                                 31,661           14.5%           27,662           21.4%            22,785
     Doraku                                  185         (90.5%)            1,954           22.7%             1,592
 -------------------------------------------------------------------------------------------------------------------
 Total restaurant sales                 $271,080           11.1%         $244,032           12.6%          $216,756
 ===================================================================================================================

The following tables summarize the components of comparable restaurant sales and the percentage changes between fiscal years 2007 and 2006, and fiscal years 2006 and 2005, respectively (dollar amounts in thousands). Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

                                      Fiscal year ended                          Fiscal year ended
 ----------------------------      ------------------------                   ------------------------
 Comparable restaurant                2007        2006      Percentage           2006        2005      Percentage
     sales by concept:                                      change                                     change
                                                            from 2006                                  from 2005
 ----------------------------      -------------------------------------      ----------- ------------ -------------
     Teppanyaki                      $184,531     $171,793         7.4%         $181,398     $169,157          7.2%
     RA Sushi                          27,892       24,620        13.3%           22,529       17,338         29.9%
     Haru                              30,716       27,661        11.0%           23,429       22,784          2.8%
     Doraku                               185          175         5.7%            1,954        1,592         22.7%
 ----------------------------      -------------------------------------      --------------------------------------
 Total comparable
     restaurant sales                $243,324     $224,249         8.5%         $229,310     $210,871          8.7%
 ----------------------------      =====================================      ======================================

The following table summarizes the changes in restaurant sales between the fiscal years ended March 27, 2005, March 26, 2006 and April 1, 2007 (in thousands):

                                                                                            Sushi
                                           Teppanyaki        RA Sushi         Haru          Doraku         Total
                                           -------------    -----------    -----------    -----------    ----------
  Restaurant sales during fiscal year          $175,045        $17,334        $22,785         $1,592      $216,756
      ended March 27, 2005
  Increase in comparable sales                   12,241          5,191            645            362        18,439
  Increase from new or acquired
      restaurants                                 4,025          2,095          4,232              -        10,352
  Decrease from closed or sold
      restaurants                               (2,907)              -              -              -       (2,907)
  Increase from re-openings (decrease
      from temporary closures), net               1,392              -              -              -         1,392
                                           -------------    -----------    -----------    -----------    ----------
  Restaurant sales during fiscal year
      ended March 26, 2006                      189,796         24,620         27,662          1,954       244,032
  Increase in comparable sales                   12,738          3,272          3,055             10        19,075
  Increase from new or acquired
      restaurants                                 8,306         10,192            328              -        18,826
  Decrease from closed or sold
      restaurants                               (1,210)              -              -        (1,779)       (2,989)
  Decrease from temporary closures,
      net                                      (13,377)              -              -              -      (13,377)
  Impact of 53rd week for fiscal year             3,995            902            616              -         5,513
                                           -------------    -----------    -----------    -----------    ----------
  Restaurant sales during fiscal year
      ended April 1, 2007                      $200,248        $38,986        $31,661           $185      $271,080
                                           =============    ===========    ===========    ===========    ==========

2007 COMPARED TO 2006

Revenues increased 11.1% in fiscal 2007 when compared to fiscal 2006. Restaurant sales increased $27.1 million in fiscal 2007 when compared to fiscal 2006. The increase was mainly attributable to sales from new or acquired restaurants of $18.8 million and from increases in sales from restaurants opened longer than one year of $19.1 million, as well as $5.5 million in sales from an additional week, offset by lost sales of $13.4 million for restaurants temporarily closed for remodeling and $3.0 million for permanently closed restaurants.

BENIHANA - Sales for the Benihana teppanyaki restaurants increased $10.5 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $12.7 million and from sales from new and acquired restaurants prior to becoming comparable restaurant units of $8.3 million, as well as $4.0 million in sales from an additional week, offset by lost sales attributable to permanent restaurant closures totaling $1.2 million and sales reductions attributable to temporary restaurant closures due to major refurbishings totaling $13.4 million. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 7.4%. The average per person guest check amount was $25.51 in fiscal 2007 compared to $24.96 in fiscal 2006. Sales from new restaurants were mainly attributable to the Miramar, Florida and Coral Gables, Florida restaurants which opened in June and October 2006, respectively.

HARU - Sales for the Haru restaurants increased $4.0 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $3.1 million and from sales of $0.3 million from a new restaurant, as well as $0.6 million in sales from an additional week. The increase from restaurants opened longer than one year was a result of increased traffic of 3.9%. In addition, take-out and delivery sales increased by 14.3% compared to the prior year. Comparable restaurant sales growth for the Haru restaurants increased 11.0% from fiscal 2006. The average per person guest check amount was $29.90 in fiscal 2007 compared to $29.36 in fiscal 2006.

RA SUSHI - Sales for the RA Sushi restaurants increased $14.4 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $3.3 million and from sales of new restaurants of $10.2 million, as well as $0.9 million in sales from an additional week. The increase from restaurants opened longer than one year is a result of increased traffic of 11.7% and from the maturation of recently opened restaurants in new markets. Comparable restaurant sales growth for the RA Sushi restaurants was 13.3% for fiscal 2007 compared to fiscal 2006. The average per person guest check amount was $ 21.05 in fiscal 2007 compared to $20.51 in fiscal 2006.

Franchise fees and royalties increased slightly in fiscal 2007 when compared to fiscal 2006. There was one new franchised location in Trinidad opened during fiscal 2007. During fiscal 2007, the Company acquired the Benihana restaurant located in Broomfield, Colorado from the franchisee.

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

BENIHANA - Sales for the Benihana teppanyaki restaurants increased $14.8 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $12.2 million and from sales of new or acquired restaurants prior to becoming comparable restaurant units of $4.1 million. Sales were positively impacted by $1.4 million due to the timing of temporary closures during fiscal 2006 when compared to fiscal 2005. These increases were offset by sales reductions attributable to permanent restaurant closures totaling $1.2 million. Two restaurants were closed during fiscal 2005 as a result of lease expirations and one unit was sold to a franchisee during fiscal 2006. The increase in sales from restaurants opened longer than one year benefited from a 2-3% menu price increase initiated during the second quarter of fiscal 2005. Additionally, guest counts increased 4.6% to
7.6 million guests in fiscal 2006 from fiscal 2005. Comparable restaurant sales growth for teppanyaki restaurants opened longer than one year increased 7.2%. The average per person guest check amount was $24.96 in fiscal 2006 compared to $24.15 in fiscal 2005, representing a 3.4% increase. Guest counts for teppanyaki restaurants opened longer than one year increased by 4.2%. Sales from new or acquired restaurants were mainly attributable to the Carlsbad, California restaurant which opened in June 2005 and the Anchorage, Alaska restaurant and the Tucson, Arizona restaurant, which were acquired in March 2005 and November 2005, respectively. We closed two teppanyaki restaurants in fiscal 2005, after their leases expired. One restaurant was located in Kendall, a suburb of Miami, Florida and the other was located in New York City. The Kendall restaurant was replaced by the Coral Gables, Florida restaurant which opened in fiscal 2007. During fiscal 2006, we sold the Monterey, California restaurant to a franchisee.

HARU - Sales for the Haru restaurants increased $4.9 million in fiscal 2006 compared to fiscal 2005. The increase is attributable to increases in sales from restaurants opened longer than one year of $0.6 million and from sales of $4.2 million from two new Haru restaurants, one restaurant located in Philadelphia, Pennsylvania, which opened during fiscal 2006, and the other in Manhattan located in Gramercy Park, which opened during fiscal 2005. Comparable restaurant sales growth for the Haru restaurants increased 2.8% from fiscal 2005. The average per person guest check amount was $29.36 in fiscal 2006 compared to $27.73 in fiscal 2005, representing a 5.9% increase. The increase in average per person guest checks, however, was offset by a decrease in traffic at restaurants opened longer than one year totaling 3.2%.

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

The following table summarizes the costs and expenses by concept, as well as consolidated for the years ended April 1, 2007, March 26, 2006 and March 27, 2005.

                                                                            Sushi
                                        Teppanyaki    RA Sushi     Haru     Doraku      Corporate   Consolidated
                                        -------------------------------------------------------------------------
Fiscal Year Ended April 1, 2007
    Cost of food and beverage sales        $ 49,169     $ 9,780    $ 7,039    $    63            -      $ 66,051
    Restaurant operating expenses           119,024      22,614     17,766         52            -       159,456
    Restaurant opening costs                    478         854        203          -            -         1,535
    Marketing, general and
        administrative expenses               7,727       3,200      1,202          -       11,682        23,811
                                        -------------------------------------------------------------------------
    Total operating expenses               $176,398     $36,448    $26,210    $   115      $11,682      $250,853
                                        =========================================================================

Fiscal Year Ended March 26, 2006
    Cost of food and beverage sales         $46,011     $ 6,287    $ 6,176    $   540            -      $ 59,014
    Restaurant operating expenses           108,690      13,410     15,960      1,373            -       139,433
    Restaurant opening costs                    471         602        197          -            -         1,270
    Marketing, general and
        administrative expenses               9,339       2,019        730          -       10,605        22,693
                                        -------------------------------------------------------------------------
    Total operating expenses               $164,511     $22,318    $23,063    $ 1,913      $10,605      $222,410
                                        =========================================================================

Fiscal Year Ended March 27, 2005
    Cost of food and beverage sales         $43,501     $ 4,454    $ 4,979    $   438            -      $ 53,372
    Restaurant operating expenses           103,725      10,149     11,675      1,276            -       126,825
    Restaurant opening costs                    500         219        585          -            -         1,304
    Marketing, general and
       administrative expenses                8,081       1,608        581          -       10,669        20,939
    Impairment charge                           834       1,462          -        372            -         2,668
                                        -------------------------------------------------------------------------
    Total operating expenses               $156,641     $17,892    $17,820    $ 2,086      $10,669      $205,108
                                        =========================================================================

The following table summarizes the costs and expenses as a percentage of restaurant sales by concept, as well as consolidated for the years ended April 1, 2007, March 26, 2006 and March 27, 2005.

                                                                            Sushi
                                        Teppanyaki    RA Sushi     Haru    Doraku      Consolidated
                                       -------------------------------------------------------------
Fiscal Year Ended April 1, 2007
    Cost of food and beverage
       sales                                 24.6%       25.1%     22.2%       33.9%          24.4%
    Restaurant operating expenses            59.4%       58.0%     56.1%       27.9%          58.8%
    Restaurant opening costs                  0.2%        2.2%      0.6%           -           0.6%
    Marketing, general and
        administrative expenses               3.9%        8.2%      3.8%           -           8.7%
                                       -------------------------------------------------------------
    Total operating expenses                 88.1%       93.5%     82.7%       61.8%          92.5%
                                       =============================================================

Fiscal Year Ended March 26, 2006
    Cost of food and beverage
       sales                                 24.2%       25.5%     22.3%       27.6%          24.2%
    Restaurant operating expenses            57.3%       54.5%     57.7%       70.3%          57.1%
    Restaurant opening costs                  0.2%        2.4%      0.7%           -           0.5%
    Marketing, general and
        administrative expenses              4.9%         8.2%      2.6%           -           9.3%
                                       -------------------------------------------------------------
    Total operating expenses                86.6%        90.6%     83.3%       97.9%          91.1%
                                       =============================================================

Fiscal Year Ended March 27, 2005
    Cost of food and beverage
       sales                                 24.9%       25.7%     21.9%       27.5%          24.6%
    Restaurant operating expenses            59.3%       58.5%     51.2%       80.2%          58.5%
    Restaurant opening costs                  0.3%        1.3%      2.6%           -           0.6%
    Marketing, general and
       administrative expenses                4.6%        9.3%      2.5%           -           9.7%
    Impairment charge                         0.5%        8.4%         -       23.4%           1.2%
                                       -------------------------------------------------------------
    Total operating expenses                 89.6%      103.2%     78.2%      131.1%          94.6%
                                       =============================================================


2007 COMPARED TO 2006

Cost of food and beverage sales increased in absolute amount in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount is directly attributable to the increase in sales resulting from new restaurants opened during the year, increases in comparable sales, and the additional week in fiscal 2007. Cost of food and beverage sales increased slightly when expressed as a percentage of restaurant sales in fiscal 2007 when compared to fiscal 2006. The Company continued to experience relatively stable commodity prices throughout the year.

Restaurant operating expenses increased in absolute amount in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount was mainly attributable to the aforementioned increase in sales resulting from new restaurants opened during the year, increases in comparable sales, and the additional week in fiscal 2007. Additionally, the Company continued to recognize additional depreciation expense which resulted from the Company reevaluating the remaining useful lives of assets at teppanyaki restaurants to be renovated as part of its renovation program. This additional depreciation totaled approximately $1.6 million and $1.1 million, during fiscal years 2007 and 2006, respectively. The significant increase in restaurant operating expenses specifically experienced at the RA Sushi concept reflects the overall increase in restaurant count between years. Restaurant operating expenses increased when expressed as a percentage of sales in fiscal 2007 when compared to fiscal 2006. The additional depreciation expense is partially responsible for the increase in restaurant operating expenses when expressed as a percentage of restaurant sales, specifically in the teppanyaki segment. Additionally, during fiscal 2007, the Company continued to incur approximately $2.0 million in ongoing expenses at teppanyaki restaurants which were temporarily closed for remodeling. At RA Sushi, the change in margins is reflective of inefficiencies experienced at newer restaurants during initial operations.

Restaurant opening expenses increased in absolute amount but remained stable when expressed as a percentage of restaurant sales in fiscal 2007. The Company opened more restaurants during fiscal 2007 than in the prior year. Additionally, the Company has more restaurants under development at the end of fiscal 2007 than fiscal 2006.

Marketing, general and administrative expenses increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount is attributable to increased administration headcount and professional fees. Additional corporate personnel were hired to accommodate the Company's growth plans.

Interest income, net, increased in fiscal 2007 when compared to fiscal 2006. Interest income increased during fiscal 2007 due to an increase in interest earning balances during the current fiscal year compared to prior year, as a result of the proceeds from the sale of the Series B Preferred Stock during fiscal 2006. Additionally, interest expense decreased as a result of a continued decrease in the average outstanding bank debt in fiscal 2007 compared to fiscal 2006. During fiscal 2007, the Company paid off the outstanding term loan. No borrowings were outstanding against the Company's $75 million line of credit, as of April 1, 2007. The Company expects to incur additional interest expense as it begins to draw on its new line of credit to finance its expansion and renovation programs. Interest income is expected to decrease as cash on hand is also used to fund these programs.

Our effective tax rate was 34.9% for fiscal 2007 compared to 36.6% for fiscal 2006. During fiscal 2007, the Company benefited from increasing tax credits on decreased pre-tax income.

Net income for fiscal 2007 was $14.5 million, a decrease of 0.5% from net income of approximately $14.6 million in fiscal 2006. Basic earnings per common share decreased to $1.35 for fiscal 2007 from basic earnings per share of $1.40 for fiscal 2006. Basic weighted average shares outstanding increased by approximately 530,000 shares to 9,894,000 shares at April 1, 2007 from 9,364,000 shares at March 26, 2006. Diluted earnings per common share decreased to $1.26 for fiscal 2007 from diluted earnings per common share of $1.36 in fiscal 2006. Average diluted weighted shares outstanding increased by approximately 847,000 shares to 11,518,000 shares at April 1, 2007 from 10,671,000 shares at March 26, 2006. The increase in both basic and diluted weighted average shares outstanding during fiscal 2007 compared to fiscal 2006 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock during fiscal 2006, as well as the impact of higher stock prices during fiscal 2007 on the weighted average shares calculation.


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

Interest income (expense), net, increased in fiscal 2006 when compared to fiscal 2005. The decrease in expense was a result of a decrease in the average outstanding bank debt in fiscal 2006 compared to fiscal 2005 offset by increasing interest rates between fiscal years. Additionally, the Company's invested cash balances were higher during fiscal 2006 due to the completion of the second tranche of the Series B Preferred Stock sale during fiscal year 2006, as well as greater cash provided by operating activities than cash used in investing activities during 2006, which resulted in increased interest income.

Our effective tax rate was 36.6% for fiscal 2006 compared to 35.0% for fiscal 2005. The increase was a direct result of increasing marginal tax rates caused by increased sales, as well as sales and profitability increasing at a greater rate than tax credits earned during the current year.

Net income for fiscal 2006 was $14.6 million, an increase of 86.2% over net income of $7.8 million in fiscal 2005, as a result of the items previously described. Basic earnings per common share increased to $1.40 for fiscal 2006 from basic earnings per share of $.81 for fiscal 2005. Basic average weighted shares outstanding increased by approximately 210,000 shares to 9,364,000 shares at March 26, 2006 from 9,154,000 shares at March 27, 2005. Diluted earnings per common share increased to $1.36 for fiscal 2006 from diluted earnings per common share of $.77 in fiscal 2005. Average diluted weighted shares outstanding increased by approximately 524,000 shares to 10,671,000 shares at March 26, 2006 from 10,147,000 shares at March 27, 2005. The increase in both basic and diluted average weighted shares outstanding during fiscal 2006 compared to fiscal 2005 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock in fiscal 2006 and 2005.


OUR FINANCIAL RESOURCES

Cash flow from operations has historically been the primary source to fund our capital expenditures. Since the Company has accelerated its building program, the Company will be relying more upon financing obtained from financial institutions.

The Company presently has available up to $75 million from Wachovia Bank, National Association ("Wachovia") under the terms of a line of credit entered into on March 15, 2007. The line of credit facility allows the Company to borrow up to $75 million through March 15, 2012, and is secured by the assets of the Company. The Company has the option to pay interest at Wachovia's prime rate or at libor plus applicable margin. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to our indebtedness. The Company also incurs a commitment fee on the unused balance available under the terms of the line of credit, based on a leverage ratio. The agreement requires that the Company maintain certain financial ratios and profitability amounts and limits the payment of cash dividends. At April 1, 2007, the Company had approximately $2.0 million in letters of credit outstanding against this credit facility in connection with its workers compensation insurance program and certain leases. Accordingly, at April 1, 2007, the Company had approximately $73 million available for borrowing under the line of credit facility, as no borrowings were outstanding.

On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10.0 million tranche of its sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

On August 4, 2005, the Company completed the second and final tranche consisting of $10.0 million aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions). The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share, that is 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions), carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

The Company pays quarterly dividends on the Series B Preferred Stock, and at April 1, 2007, accrued but unpaid dividends on the Series B Preferred Stock totaled $249,000.

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

As further discussed in Item 3, Legal Proceedings, the sale of the Series B Preferred Stock was the subject of litigation. While the Delaware Court of Chancery (the "Chancery Court") has rejected all claims asserted against the Company and certain directors, the decision had been appealed. On August 24, 2006, the Delaware Supreme Court issued an opinion affirming the Chancery Court's ruling in favor of the Company and its Board of Directors in all respects.

The Company has entered into supply agreements for the purchase of beef and seafood, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance such items. As a result, many restaurant businesses, including our own, operate with negative working capital.

We have undertaken a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, Florida, which opened during June 2006, is the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our mature teppanyaki restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program, which was discussed above. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation, while simultaneously generating a solid return on invested capital for our shareholders. The new design reflects the cutting edge of contemporary dining and entertainment, and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area, and a more dramatic stage setting for our legendary Benihana chefs. We plan to refurbish a total of approximately 20-25 of our mature teppanyaki restaurants over a thirty month timeframe. By beginning the transformation of these 20-25 mature Benihana teppanyaki units now, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. During fiscal 2006, our restaurant in Short Hills, New Jersey was the first teppanyaki to be retrofitted with the new design elements. During fiscal 2007, our Memphis, Tennessee; Cleveland, Ohio; Indianapolis, Indiana and Anaheim, California restaurants re-opened after similar renovations were completed. A minor remodel has also been completed at the Bethesda, Maryland restaurant, without the need to temporarily close the location. At the end of fiscal 2007, restaurants closed and undergoing major renovations included the Fort Lauderdale, Florida; Miami Beach, Florida; Burlingame, California and Torrance, California locations. The Torrance location has subsequently reopened and we believe that we will complete two more of these major renovations during the first quarter of fiscal 2008. We expect the other one to be completed during the second quarter of fiscal 2008. Similar to the Bethesda location, two restaurants located in the New York City, New York and Sacramento, California are currently undergoing minor remodeling, as well. These restaurants have not required temporary closures either. We expect to complete a total of 17 renovations and have four other restaurants in progress, by the end of fiscal 2008. As we roll out the new design, we currently estimate the capital expenditures of the program to average approximately between $2.0 million and $2.3 million per unit. The cost to remodel each unit is directly dependent on the scope of work to be performed at each location. Management is continuously reviewing the extent of work to be performed at these sites. The scope of work may be impacted by the age of the location, current condition of the location, as well as local permitting requirements. The scope of work will vary by location. Some locations will undergo a limited remodel, while others will undergo a complete renovation and a major facility upgrade of its HVAC, electrical and plumbing systems. Management believes the long-term benefits of the revitalization initiative far outweigh the costs. The renovation of the Company's older teppanyaki units is necessary to ensure the continued relevance of the Benihana brand, and the program will enhance our leadership position as the premier choice for Japanese-style dining.

Other future capital requirements depend on numerous factors, including market acceptance of products, the timing and rate of expansion of the business, acquisitions, and other factors. The Company has experienced increases in its expenditures commensurate with growth in its operations, and management anticipates that expenditures will continue to increase in the foreseeable future. The Company currently has fifteen restaurants under development, consisting of four Benihana teppanyaki restaurants, nine RA Sushi restaurants, and two Haru restaurants.

In addition to the renovation program, the Company will use its capital resources to settle the outstanding liability incurred when the Minority Stockholders exercised their put option in Haru Holding Corp. On July 1, 2005, the Minority Stockholders exercised the put option to sell their respective shares to the Company. Currently, there is a dispute between the Company and the former Minority Stockholders concerning the price at which the former Minority Stockholders exercised their put option to sell the remaining interest in Haru to the Company. The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. The Company has offered to pay such amount to the former Minority Stockholders and recorded a $3.7 million liability for the payment of the put option with respect thereto.

On August 25, 2006, the former Minority Stockholders sued the Company. The complaint, which was filed in the Supreme Court of the State of New York, County of New York, seeks an award of $10.7 million based on the former Minority Stockholders' own calculation of the put option price formula and actions allegedly taken by the Company to reduce the value of the put option.

On September 21, 2006, the parties jointly removed the case from the Supreme Court of the State of New York, County of New York, to the United States District Court for the Southern District of New York. The former Minority Stockholders filed a motion to remand the case back to the Supreme Court of the State of New York, County of New York, but that motion was denied on May 21, 2007. The District Court has set a scheduling conference for June 21, 2007.

The Company believes that it has correctly calculated the put option price and that the claims of the former Minority Stockholders are without merit. However, there can be no assurance as to the outcome of this litigation.

Management believes that the Company's cash from operations and the funds available under the line of credit will provide sufficient capital to fund operations, the restaurant renovation program and restaurant expansion for at least the next twelve months.

The following table summarizes the sources and uses of cash and cash equivalents (in thousands):

                                                     Fiscal year ended
                                                   --------------------
                                                     2007         2006
                                                   --------    --------
Cash provided by operating activities              $ 31,153    $ 29,440
Cash used in investing activities                   (36,771)    (25,286)
Cash (used in) provided by financing activities      (4,236)     11,539
                                                   --------    --------
(Decrease) increase in cash and cash equivalents   $ (9,854)   $ 15,693
                                                   --------    --------

OPERATING ACTIVITIES

Cash provided by operations increased during the year when compared to fiscal 2006. The increase resulted mainly from the changes in working capital during the current fiscal year when compared to the prior fiscal year, as well as from increases in earnings after adjustment for significant non-cash expenses, such as depreciation and amortization and stock-based compensation.

INVESTING ACTIVITIES

Expenditures for property and equipment increased during fiscal 2007 when compared to the prior year. The Company continues to pursue its new construction and renovation programs. Capital expenditures are expected to increase, as the Company accelerates the pace of its programs. The Company currently has fifteen restaurants under development, consisting of four Benihana teppanyaki restaurants, nine RA Sushi restaurants and two Haru restaurants.

In September 2006, the Company completed the acquisition of a Benihana restaurant in Broomfield, Colorado. This restaurant was previously owned and operated by a franchisee. The purchase price totaled $2.8 million, of which approximately $2.7 million was paid in cash and the remainder in other consideration.

As discussed in Note 16 of the consolidated financial statements, in April 2006, the Company sold its Sushi Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors.

FINANCING ACTIVITIES

During fiscal 2007, there were stock option exercises with cash proceeds to the Company of $2,242,000 as compared to $5,720,000 in the prior year. Our total indebtedness decreased by $6,666,000 during fiscal 2007, as we paid off the term loan. Additionally, as discussed above, during fiscal 2006, the Company completed the sale of the second and final tranche consisting of $10,000,000 aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

Contractual obligations and commitments (in thousands):

--------------------------------------------------------------------------------------------------------
                                 Total      2008       2009       2010       2011      2012    Thereafter
Operating lease obligations   $174,285   $ 12,233   $ 12,429   $ 12,324   $ 12,327   $ 12,125   $112,847
Haru put option                  3,718      3,718       --         --         --         --         --
Purchase commitments            10,618     10,618       --         --         --         --         --
--------------------------------------------------------------------------------------------------------
  Total                       $188,621   $ 26,569   $ 12,429   $ 12,324   $ 12,327   $ 12,125   $112,847
========================================================================================================


OFF-BALANCE SHEET ARRANGEMENTS

As of April 1, 2007 the Company did not have any "off-balance sheet arrangements" as that term is defined in Regulation S-K Item 303(a)(4).

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

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to libor. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of April 1, 2007.

We purchase commodities such as chicken, beef, lobster, fish and shrimp for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

We have, however, entered into supply agreements for the purchase of beef and seafood, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

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

Fiscal year 2007 consisted of 53 weeks, while fiscal years 2006 and 2005 each consisted of 52 weeks.

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

LONG-LIVED ASSETS - We record all property and equipment at cost. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation and amortization of long-lived assets are calculated using the straight-line method over the estimated useful life of the assets or the lease terms of the respective leases. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments by management. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets is measured by comparing the carrying value of the assets to the future cash flows to be generated by the asset. If the total estimated future cash flows are less than the carrying amount of the asset, the carrying amount is written down to the estimated fair value, and an impairment charge is taken against results of operations. In fiscal 2005 we recorded such an impairment charge resulting in a write down of long-lived assets of approximately $2.7 million. (See Note 3 of Notes to Consolidated Financial Statements). No impairment charges were recognized during fiscal 2007 or 2006.

GOODWILL - We review the recoverability of goodwill annually based primarily upon an estimation of the fair market value based upon an analysis of cash flows of the related investment assets in comparison to cash flows of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation. Our annual evaluation is made during the third fiscal quarter of each year. We also would make a similar evaluation whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The analysis involves judgments by management which could produce materially different results if different assumptions are used in the analysis.

LEASES - The Company is obligated under various lease agreements for certain restaurant facilities. For operating leases, the Company recognizes rent expense on a straight-line basis over the expected lease term. Capital leases, if any, are recorded as an asset and an obligation at an amount equal to the present value of the minimum lease payments during the lease term. Under the provisions of certain of the Company's leases, there are rent holidays and/or escalations in payments over the base lease term, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when management determines that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. The lease term commences on the date when the Company becomes legally obligated for the rent payments. Leasehold improvements and property held under capital leases, if any, for each restaurant facility are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. For each restaurant facility, the consolidated financial statements reflect the same lease term for amortizing leasehold improvements as the Company uses to determine capital versus operating lease classifications and in calculating straight-line rent expense. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

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

SELF-INSURANCE - The Company is self-insured for certain losses, principally related to health and workers' compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The Company contracted with third-party actuaries, who utilize estimates of expected losses, based on statistical analyses, to validate its self-insurance liability. The self-insurance liability is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be impacted.

INCOME TAXES - We estimate certain components of our provision for income taxes. These estimates include, but are not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or the Company's application of such laws to its business (see Note 12 of Notes to Consolidated Financial Statements).

STOCK-BASED COMPENSATION - Prior to March 27, 2006, the Company accounted for stock options issued to employees and directors under the intrinsic value method of accounting for stock-based compensation as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, the Company recognized no compensation expense with respect to such awards because stock options were granted at the fair market value of the underlying shares on the date of the grant. On March 27, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised
2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB 25. SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in charges to earnings. The Company elected to adopt SFAS 123R using the modified prospective method, which required compensation expense to be recorded for all unvested share-based awards beginning in the first quarter of adoption. Accordingly, the prior fiscal years presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing stock options. In accordance with SFAS 123R, tax benefits related to equity award grants that are in excess of the tax benefits recorded on the Company's consolidated statements of earnings are classified as a cash inflow in the financing section of the Company's consolidated statements of cash flows beginning in fiscal 2007. The Company recorded $399,000 ($239,000 net of tax) in stock compensation expense during the fiscal year ended April 1, 2007, as a result of adopting SFAS 123R. As of April 1, 2007, total unrecognized compensation cost related to nonvested share-base compensation totaled $647,000 and is expected to be recognized over approximately 1.75 years.

The fair value of options granted was estimated at the date of grant using the Black-Scholes option-pricing model. Option valuation models, including Black-Scholes, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant date fair value of an award. These assumptions include the risk-free interest rate, expected dividend yield, expected volatility and the expected life of the award.

NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company is currently evaluating the effect, if any, the adoption of FIN 48, as of April 2, 2007, will have on the Company's financial position, results of operations and disclosures.

In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Company presents restaurant sales net of sales taxes. The adoption of EITF Issue 06-03 will have no impact on the presentation of sales tax in the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS 157 to determine the impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of a reporting entity's choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.

FORWARD LOOKING STATEMENTS


This Annual Report contains various "forward-looking statements" which represent our expectations or beliefs concerning future events, including unit growth, future capital expenditures, and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, or acquisition opportunities, harsh weather conditions in areas in which the Company and its franchisees operate restaurants or plan to build new restaurants, acceptance of the Company's concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, the possibility of an adverse outcome in the Company's dispute with the former Minority Stockholders of Haru Holding Corp., unstable economic conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.

CONSOLIDATED FINANCIAL STATEMENTS

BENIHANA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share information)

                                                                               Fiscal year ended
                                                                -------------------------------------------------
                                                                    April 1,         March 26,       March 27,
                                                                      2007            2006            2005
-----------------------------------------------------------------------------------------------------------------
Revenues
    Restaurant sales                                                    $271,080        $244,032        $216,756
    Franchise fees and royalties                                           1,569           1,521           1,575
-----------------------------------------------------------------------------------------------------------------
    Total revenues                                                       272,649         245,553         218,331
-----------------------------------------------------------------------------------------------------------------

Costs and Expenses

    Cost of food and beverage sales                                       66,051          59,014          53,372
    Restaurant operating expenses                                        159,456         139,433         126,825
    Restaurant opening costs                                               1,535           1,270           1,304
    Marketing, general and administrative expenses                        23,811          22,693          20,939
    Impairment charge                                                          -               -           2,668
-----------------------------------------------------------------------------------------------------------------
    Total operating expenses                                             250,853         222,410         205,108
-----------------------------------------------------------------------------------------------------------------

    Income from operations                                                21,796          23,143          13,223
    Interest income (expense), net                                           465              88            (298)
-----------------------------------------------------------------------------------------------------------------

    Income before income taxes and minority interest                      22,261          23,231          12,925
    Income tax provision                                                   7,766           8,491           4,520
-----------------------------------------------------------------------------------------------------------------

    Income before minority interest                                       14,495          14,740           8,405
    Minority interest                                                          -             178             585
-----------------------------------------------------------------------------------------------------------------

Net Income                                                                14,495          14,562           7,820
    Less:  accretion of issuance costs and preferred stock dividends       1,104           1,430             422

-----------------------------------------------------------------------------------------------------------------
    Net Income attributable to common stockholders                       $13,391         $13,132          $7,398
-----------------------------------------------------------------------------------------------------------------

Earnings Per Share
    Basic earnings per common share                                        $1.35           $1.40            $.81
    Diluted earnings per common share                                      $1.26           $1.36            $.77
-----------------------------------------------------------------------------------------------------------------

Proforma Earnings Per Share to effect stock dividend (Note 1)
    Basic earnings per common share                                        $0.90           $0.93            $.54
    Diluted earnings per common share                                      $0.84           $0.91            $.51
-----------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)

                                                                                  April 1,            March 26,
                                                                                    2007                 2006
-------------------------------------------------------------------------------------------------------------------
Assets
Current Assets:
    Cash and cash equivalents                                                      $  8,449               $ 18,303
    Receivables, net                                                                  2,800                  2,437
    Inventories                                                                       5,729                  6,528
    Income tax receivable                                                                 -                  1,634
    Prepaid expenses and other current assets                                         2,784                  1,517
    Investment securities, available for sale - restricted                              841                    835
    Deferred income tax asset, net                                                      931                    805
-------------------------------------------------------------------------------------------------------------------
Total current assets                                                                 21,534                 32,059

Property and equipment, net                                                         146,479                123,578
Goodwill                                                                             29,900                 29,900
Deferred income tax asset, net                                                          169                      -
Other assets, net                                                                     6,207                  5,979
-------------------------------------------------------------------------------------------------------------------
                                                                                   $204,289               $191,516
===================================================================================================================
Liabilities, Convertible Preferred Stock and Stockholders' Equity
Current Liabilities:
    Accounts payable                                                                 $9,318                 $8,044
    Accrued expenses                                                                 20,663                 20,821
    Accrued put option liability                                                      3,718                  3,718
    Income tax payable                                                                  136                      -
    Current maturity of bank debt                                                         -                  4,166
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                            33,835                 36,749

Deferred obligations under operating leases                                           8,611                  7,059
Long-term debt - bank                                                                     -                  2,500
Deferred income tax liability, net                                                        -                    673
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                    42,446                 46,981
-------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies (Notes 10, 11 and 13) Convertible Preferred Stock
- $1.00 par value; authorized - 5,000,000
    shares; Series B Mandatory Redeemable Convertible Preferred Stock -
    authorized - 800,000 shares; issued and outstanding - 800,000 shares in 2007 and 2006, respectively, with a liquidation preference of $20 million plus accrued and unpaid dividends as of April 1, 2007 (note
    14)                                                                              19,361                 19,273
-------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
    Common stock - $.10 par value; convertible into Class A Common stock;
       authorized - 12,000,000 shares; issued and outstanding -
       2,158,312 and 2,649,953 shares in 2007 and 2006, respectively                    216                    265
    Class A Common stock - $.10 par value; authorized - 20,000,000 shares; issued and outstanding - 7,791,588 and 7,111,671 shares
       in 2007 and 2006, respectively                                                   779                    711
    Additional paid-in capital                                                       64,060                 60,393
    Retained earnings                                                                77,427                 64,036
    Treasury stock - 10,828 shares of Common and Class A Common stock at
       cost in 2006                                                                       -                  (143)
-------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                          142,482                125,262
-------------------------------------------------------------------------------------------------------------------
                                                                                   $204,289               $191,516
===================================================================================================================
See notes to consolidated financial statements.

BENIHANA INC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share information)

                                                            Class A    Additional                          Total
                                                  Common    Common     Paid-in    Retained   Treasury   Stockholders'
                                                    Stock     Stock     Capital    Earnings    Stock      Equity
--------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 28, 2004                                $313       $597    $50,772    $43,506     $(143)    $ 95,045
   Net income                                                                          7,820                  7,820
   Issuance of 71,598 shares of Class A Common
       stock from exercise of options                                8        604                               612
   Conversion of 159,000 shares of Common stock
       into 159,000 shares of Class A Common
       stock                                            (15)        15                                            -
   Issuance of 350 shares of Class A Common
       stock for incentive compensation                                         7                                 7
   Dividends declared on Series B Preferred
       Stock                                                                           (370)                   (370)
   Accretion of issuance costs on Series B
       Preferred Stock                                                                  (52)                    (52)
   Tax benefit from stock option exercises                                    145                               145
--------------------------------------------------------------------------------------------------------------------


BALANCE, MARCH 27, 2005                                 298        620     51,528     50,904      (143)     103,207
   Net income                                                                         14,562                 14,562
   Issuance of 571,670 shares of Class A Common
       stock from exercise of options                               57      5,532                             5,589
   Issuance of 15,500 shares of Common stock
       from exercise of options                           1                   130                               131
   Conversion of 341,526 shares of Common stock
       into 341,526 shares of Class A Common
       stock                                            (34)        34                                            -
   Dividends declared on Series B Preferred
       Stock                                                                            (820)                  (820)
   Accretion of issuance costs on Series B
       Preferred Stock                                                                   (84)                   (84)
   Deemed dividend on Series B Preferred Stock
       beneficial conversion feature                                          526       (526)                     -
   Tax benefit from stock option exercises                                  2,677                             2,677
--------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 26, 2006                                 265        711     60,393     64,036       (143)    125,262
   Net income                                                                         14,495                 14,495
   Issuance of 194,104 shares of Class A Common
       stock from exercise of options                               19      2,173                             2,192
   Issuance of 5,000 shares of Common stock from
       exercise of options                                1                    49                                50
   Conversion of 487,464 shares of Common stock
       into 487,464 shares of Class A Common
       stock                                            (49)        49
   Dividends declared on Series B Preferred
       Stock                                                                          (1,016)                (1,016)
   Accretion of issuance costs on Series B
       Preferred Stock                                                                   (88)                   (88)
   Stock based compensation                                                   399                               399
   Retirement of treasury stock                          (1)         -       (142)                  143           -
   Tax benefit from stock option exercises                                  1,188                             1,188
--------------------------------------------------------------------------------------------------------------------
BALANCE, APRIL 1, 2007                                 $216       $779    $64,060    $77,427     $    -    $ 142,482
--------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES                                                        FISCAL YEAR ENDED
                                                                           -----------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, except share information)                                     April 1,    March 26,   March 27,
                                                                               2007       2006         2005
--------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
    Net income                                                               $ 14,495    $ 14,562    $  7,820
    Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:

       Depreciation and amortization                                           13,906      11,896       9,837

       Minority interest                                                         --           178         585
       Stock-based compensation                                                   399        --          --
       Tax benefit from stock option exercises                                   --         2,677         145
       Loss on disposal of assets                                                 181         149         327
       Deferred income taxes                                                     (968)        129         (76)
       Impairment charge                                                         --          --         2,668
       Issuance of Class A Common stock for incentive compensation               --          --             7
       Change in operating assets and liabilities that provided (used)
          cash:
          Receivables                                                            (148)     (1,402)        (28)
          Inventories                                                             765          22        (424)
          Income taxes                                                          1,770      (2,635)      1,897
          Prepaid expenses and other current assets                            (1,271)        210        (197)
          Other assets                                                           (627)     (1,163)       (716)
          Accounts payable                                                       (146)        988         771
          Accrued expenses and deferred obligations under operating leases      2,797       3,829       2,798
-------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                      31,153      29,440      25,414
-------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
    Expenditures for property and equipment                                   (34,572)    (25,486)    (18,978)
    Business acquisition, net of cash acquired                                 (2,743)       --        (2,816)
    Payment of contingent consideration on RA Sushi acquisition                  (228)       (348)       (652)
    (Purchase) sale of investment securities, available for sale, net              (6)       (167)        169
    Cash proceeds from sale of Sushi Doraku                                       515        --          --
    Collection on Sushi Doraku note                                                22        --          --
    Cash proceeds from disposal of property and equipment                         241         715         274
-------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                         (36,771)    (25,286)    (22,003)
-------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
    Repayment of long-term debt and obligations under capital leases           (6,666)     (3,360)    (19,773)
    Proceeds from issuance of Series B Preferred stock, net                      --         9,884       9,253
    Proceeds from issuance of long-term debt                                     --          --         8,000
    Proceeds from issuance of common stock upon exercise of options             2,242       5,720         612
    Tax benefit from stock option exercises                                     1,188        --          --
    Dividends paid on Series B preferred stock                                 (1,000)       (705)       (252)
-------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                            (4,236)     11,539      (2,160)
-------------------------------------------------------------------------------------------------------------
    Net (decrease)  increase in cash and cash equivalents                      (9,854)     15,693       1,251
    Cash and cash equivalents, beginning of year                               18,303       2,610       1,359
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                       $  8,449    $ 18,303    $  2,610
=============================================================================================================
SUPPLEMENTAL CASH FLOW INFORMATION
CASH PAID DURING THE FISCAL YEAR FOR:
    Interest                                                                 $    447    $    387    $    386
    Income taxes                                                                5,775       8,331       3,380
=============================================================================================================
NONCASH INVESTING AND FINANCING ACTIVITIES
    Acquired property and equipment for which cash payments had not yet
       been made                                                             $  4,235    $  3,635    $  1,083
    Fair value of assets acquired, other than cash                              2,743        --         2,816
    Note receivable received as part of consideration for sale of
       locations                                                                   24         375        --
    Accrued but unpaid dividends on the Series B Preferred Stock                  249         233         118
=============================================================================================================

See notes to consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 1, 2007, MARCH 26, 2006 AND MARCH 27, 2005

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         OPERATIONS - Benihana Inc., including its wholly-owned subsidiaries (the "Company"), owned and operated 59 teppanyaki theme and 20 Japanese theme restaurants featuring sushi, as of April 1, 2007. The Company also has 17 franchised teppanyaki theme restaurants as of April 1, 2007. The Company owns the right to open, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands.

         BASIS OF PRESENTATION - The consolidated financial statements include the assets, liabilities and results of operations of the Company's wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. During fiscal years 2006 and 2005, income attributable to other interest holders is reflected as minority interest in the consolidated statements of earnings.

         The Company has a 52/53-week fiscal year. The Company's fiscal year ends on the Sunday within the dates of March 26 through April 1. The Company divides the fiscal year into 13 four-week periods. Because of the odd number of periods, the Company's first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides the Company a consistent number of operating days within each period, as well as ensures that certain holidays significant to the Company occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Fiscal year 2007 consisted of 53 weeks, while fiscal years 2006 and 2005 each consisted of 52 weeks.

         As further discussed in Note 15, subsequent to the end of fiscal year 2007, on May 18, 2007, the Company's Board of Directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of Common Stock for each outstanding share of Common Stock and each outstanding share of Class A Common Stock. Share and per share information included in the consolidated financial statements does not reflect the impact of the stock dividend, in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share," as the stock dividend had not occurred prior to the issuance of these consolidated financial statements. However, the Company has presented the proforma effects of the stock dividend on earnings per share in the accompanying consolidated statements of earnings.

         Certain amounts shown in the consolidated balance sheet as of March 26, 2006 have been reclassified to conform to the current year consolidated balance sheet presentation. Specifically, investment securities, available for sale have been presented as a separate item in the current year presentation. Corresponding changes have been made to the consolidated statements of cash flows for fiscal 2006 and 2005. The effects on the consolidated statements of cash flows resulted in changes from amounts previously presented to the captions described below:

         These changes resulted in:

        o Net (decrease) increase in cash and cash equivalents decreased by $167,000 in 2006 and increased by $169,000 in 2005; and

        o Net cash used in investing activities increased by $167,000 in 2006 and decreased by $169,000 in 2005

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

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

         The Company sells gift cards to customers in its restaurants and through its websites. Proceeds from the sale of gift cards are deferred until the revenue recognition criteria has been met, generally upon redemption.

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

         INVESTMENT SECURITIES, AVAILABLE FOR SALE - The Company maintains investments in certain publicly traded mutual funds that invest in debt and equity securities. The Company invests in these mutual funds to mirror and track the performance of the elections made by employees that participate in the Company's deferred compensation plan. These investments are held in trust in accordance with the deferred compensation plan and are restricted for payment of plan expenses and benefits to the participants. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders' equity. The unrealized gain (loss) position of the investments as of April 1, 2007 and March 26, 2006 was not material to these consolidated financial statements. These investments have no stated maturities.

         ACCOUNTING FOR LONG-LIVED ASSETS - Property and equipment are stated at cost. The Company capitalizes all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction in fiscal 2007, 2006 and 2005 were approximately $318,000, $213,000 and $127,000, respectively.

         The Company evaluates its net investment in restaurant properties and its other long-lived assets for impairment when events or changes in circumstances that indicate the carrying amounts of an asset may not be recoverable. During fiscal 2005, the Company recorded an impairment charge of $2.7 million for the write-down to fair value of property and equipment at two teppanyaki restaurants, one RA Sushi restaurant and its sole Doraku restaurant. (See Note 3). No impairment charges were recognized during fiscal years 2007 or 2006.

         DEPRECIATION AND AMORTIZATION - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the underlying lease terms, including renewal options, or their useful lives). Depreciation expense associated with property and equipment, including property under capital leases, totaled $13,323,000, $11,386,000, and $9,452,000, for fiscal years 2007, 2006, and 2005, respectively. During fiscal years 2007 and 2006, the Company incurred incremental depreciation expenses of $1.6 million and $1.1 million, respectively, related to the Company's review of estimated useful lives of assets for restaurants scheduled to be remodeled.

         ACCOUNTING FOR GOODWILL AND INTANGIBLES - Goodwill represents the residual purchase price remaining after allocation of the purchase price, based upon the fair value of assets acquired. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to annual impairment tests. Intangible assets deemed to have definite lives are amortized over their estimated useful lives.

         The Company annually reviews goodwill for recoverability based primarily on a multiple of earnings analysis comparing the fair value to the carrying value. The Company performs its annual assessment for impairment during the third quarter of its fiscal year and more frequently if impairment indicators are identified during the year. The Company reviewed goodwill for possible impairment during fiscal years 2007, 2006 and 2005 and determined that there was no impairment of goodwill.

         The following table reflects the changes in the carrying amount of goodwill for fiscal years 2006 and 2007 (in thousands):

              Balance as of March 27, 2005                         $28,131
                  RA Sushi contingent payment                          228
                  Haru put option exercise                           1,541
                                                                   -------
              Balance as of March 26, 2006 and April 1, 2007       $29,900
                                                                   =======

         There was no change in goodwill during fiscal 2007.

         Intangible assets consist of premiums on liquor licenses, lease acquisition costs, capitalized computer software costs, and reacquired franchise rights. These intangible assets are classified as other assets. Premiums on liquor licenses are indefinite lived intangible assets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years. Reacquired franchise rights are amortized over the remaining term of purchased rights. Amortization of intangibles totaled $454,000, $438,000 and $324,000 during fiscal years 2007, 2006 and 2005, respectively.

         Estimated amortization expense over the estimated remaining life is as follows (in thousands):

              Fiscal year ending:
                  2008                                               $ 584
                  2009                                                 269
                  2010                                                 256
                  2011                                                 255
                  2012                                                 254
                  Thereafter                                           812
                                                                    ------
              Total                                                 $2,430
                                                                    ======

         ACCOUNTING FOR LEASES - OPERATING LEASES - Rent expense for the Company's operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, "Accounting for Leases." The lease term begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of the Company's leases. The difference between rent expense and rent paid is recorded as deferred rent obligation and is included in the consolidated balance sheets. CAPITAL LEASES, if any, are recorded as an asset and an obligation is recorded at an amount equal to the present value of the minimum lease payments during the lease term.

        ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE - The Company capitalizes and records in other assets the cost of computer software obtained for internal use and amortizes such costs over a three-year period. Amortization of these costs totaled $221,000, $259,000 and $84,000 during fiscal years 2007, 2006 and 2005, respectively.

         SELF-INSURANCE - The Company is self-insured for certain losses, principally related to health and workers' compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The Company contracted with third-party actuaries, who utilize estimates of expected losses, based on statistical analyses, to validate its self-insurance liability. The self-insurance liability is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from the Company's estimates, the Company's financial results could be impacted.

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

         STOCK-BASED COMPENSATION - Prior to March 27, 2006, the Company accounted for stock options issued to employees and directors under the intrinsic value method of accounting for stock-based compensation as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Accordingly, the Company recognized no compensation expense with respect to such awards because stock options were granted at the fair market value of the underlying shares on the date of the grant. On March 27, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123 (revised
         2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS 123") and supersedes APB 25. SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in charges to earnings. The Company elected to adopt SFAS 123R using the modified prospective method, which required compensation expense to be recorded for all unvested share-based awards beginning in the first quarter of adoption. Accordingly, the prior fiscal years presented have not been restated to reflect the fair value method of expensing stock options. In accordance with SFAS 123R, tax benefits related to equity award grants that are in excess of the tax benefits recorded on the Company's consolidated statements of earnings are classified as a cash inflow in the financing section of the Company's consolidated statements of cash flows beginning in fiscal 2007.

         The Company recorded $399,000 ($239,000 net of tax) in stock compensation expense during the fiscal year ended April 1, 2007, as a result of adopting SFAS 123R. The Company did not recognize any stock compensation expense during the fiscal years 2006 and 2005. The pro-forma disclosures for fiscal years 2006 and 2005 below are provided as if the Company had adopted the fair value recognition requirements under SFAS 123. Under SFAS 123, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. This model requires the use of subjective assumptions that can materially affect fair value estimates.

         Had the Company accounted for its stock-based awards under the fair value method, the table below shows the pro forma effect on net income and earnings per share for the fiscal years ended March 26, 2006 and March 27, 2005 (in thousands, except per share information):

                                                                           March 26,     March 27,
                                                                             2006            2005
                                                                           --------      --------
          Net Income
              As reported                                                  $ 14,562      $  7,820
          Less:  Accretion of issuance costs and preferred stock
              dividends                                                      (1,430)         (422)
                                                                           --------      --------
          Net income attributable to common stockholders                     13,132         7,398
          Add:  Stock-based compensation cost included in net income,
              net of tax                                                       --               7
          Less:  Total stock-based employee compensation expense
              determined under fair value based method for all
              awards, net of tax                                               (263)         (248)
                                                                           --------      --------
          Pro forma income for computation of basic earnings per share       12,869         7,157
          Add:  Accretion of issuance costs and preferred stock
              dividends                                                       1,430           422
                                                                           --------      --------
          Pro forma income for computation of diluted earnings per         $ 14,299      $  7,579
              share
                                                                           ========      ========
          Basic earnings per share:
              As reported                                                  $   1.40      $    .81
                                                                           ========      ========
              Pro forma                                                    $   1.37      $    .78
                                                                           ========      ========
          Diluted earnings per share:
              As reported                                                  $   1.36      $    .77
                                                                           ========      ========
              Pro forma                                                    $   1.34      $    .75
                                                                           ========      ========

         The following weighted average assumptions were used in the Black-Scholes option-pricing model used in estimating the fair value of option grants: a risk-free interest rate of 4.6%, 4.3% and 3.6% for fiscal years 2007, 2006 and 2005, respectively; an expected life of three years for fiscal years 2007, 2006 and 2005; no expected dividend yield; and a volatility factor of 44%, 37% and 36% for fiscal years 2007, 2006 and 2005, respectively. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected life is based on the period of time the options are expected to be outstanding. The expected dividend yield is based on the Company's history and expectation of dividend payments. The volatility factor is based on the historical price of the Company's Common Stock or Class A Common Stock, as appropriate, over the expected life of the option.

         The Company will generally use the Black-Scholes option pricing model to estimate the fair value of options granted. The estimated fair value of share-based compensation is amortized to expense over the vesting period, which is generally two years.

         SEGMENT REPORTING - The Company accounts for its segments in accordance with SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has determined that its reportable segments are those that are based on the Company's methods of internal reporting and management structure, which is based upon the Company's restaurant concepts. Accordingly, the Company's reportable segments are based on restaurant concept. Prior to fiscal year 2007, the Company operated as a single reporting segment. As a result of the change in presentation, prior years have been presented in a manner consistent with the current year's presentation.

         There were no material amounts of revenues or transfers between reportable segments. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue.

         RESTAURANT OPENING COSTS - Restaurant opening costs include incremental out-of-pocket costs that are directly related to the opening of new restaurants and are not capitalizable and the amortization of rentals under lease agreements for accounting purposes. Restaurant opening costs include costs to recruit and train hourly restaurant employees; wages, travel and lodging costs for the Company's opening training team and other support employees; costs for practice service activities; and straight-line minimum base rent during the restaurant preopening period. The Company expenses restaurant opening costs as incurred.

         ADVERTISING - Advertising costs are expensed as incurred. Advertising costs were $6.7 million, $7.4 million, and $6.7 million in fiscal 2007, 2006 and 2005, respectively and are included in Marketing, General and Administrative expenses in the Consolidated Statements of Earnings.

         EARNINGS PER SHARE - Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes dilutive share equivalents issued under the Company's various stock option plans and the dilutive convertible preferred stock outstanding during fiscal years 2007, 2006 and 2005.

         The computation of basic earnings per share and diluted earnings per share for each fiscal year is shown below (in thousands):

                                                                 April 1,      March 26,    March 27,
                                                                   2007          2006          2005
                                                                 --------      --------      --------
          Net income                                             $ 14,495      $ 14,562      $  7,820
          Less:  Accretion of issuance costs and preferred
              stock dividends                                      (1,104)       (1,430)         (422)
                                                                 --------      --------      --------
          Income for computation of basic earnings per share       13,391        13,132         7,398
          Add:  Accretion of issuance costs and
              preferred dividends (See Note 14)                     1,104         1,430           422
                                                                 --------      --------      --------
          Income for computation of diluted earnings per
              share                                              $ 14,495      $ 14,562      $  7,820
                                                                 ========      ========      ========


          Weighted average number of common shares in basic
              earnings per share                                    9,894         9,364         9,154
          Effect of dilutive securities:
               Stock options and warrants                             558           429           483
               Convertible preferred shares                         1,066           878           510
                                                                 --------      --------      --------
           Weighted average number of common shares and
              dilutive potential common shares used in
              diluted earnings per share                           11,518        10,671        10,147
                                                                 ========      ========      ========



         During fiscal 2007, no stock options were excluded from the calculation of diluted earnings per share. During fiscal years 2006 and 2005, stock options to purchase 60,000 and 222,750 shares, respectively, of common stock were excluded from the calculation of diluted earnings per share since the effect would be considered antidilutive.


         NEW ACCOUNTING PRONOUNCEMENTS THAT MAY AFFECT OUR FINANCIAL REPORTING - In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. The Company is currently evaluating the effect, if any, the adoption of FIN 48, as of April 2, 2007, will have on the Company's financial position, results of operations and disclosures.

         In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue 06-03, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Company presents restaurant sales net of sales taxes. The adoption of EITF Issue 06-03 will have no impact on the presentation of sales tax in the Company's consolidated financial statements.

         In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS 157 to determine the impact on its consolidated financial statements.

         In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users' understanding of a reporting entity's choice to use fair value on its earnings and also requires entities to display on the face of the balance sheet the fair value of those assets and liabilities for which the reporting entity has chosen to measure at fair value. SFAS 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS 157. Because application of the standard is optional, any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied, which has yet to be determined, as is any decision concerning the early adoption of the standard.


2.       PURCHASE AND SALE OF RESTAURANT FACILITIES

         FISCAL 2007 - As discussed in Note 16, in April 2006, the Company sold its Sushi Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors.

         In September 2006, the Company completed the acquisition of a Benihana restaurant in Broomfield, Colorado. This restaurant was previously owned and operated by a franchisee. The purchase price totaled $2.8 million, of which approximately $2.7 million was paid in cash and the remainder in other consideration.

         FISCAL 2006 - During November 2005, the Company completed the acquisition of a teppanyaki restaurant facility in Tucson, Arizona. The purchase price totaled $1.9 million payable in cash. The restaurant facility has been converted to a Benihana restaurant. The cash expenditure for this asset purchase is included in expenditures for property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

         During December 2005, the Company sold its Benihana restaurant facility located in Monterey, California to a new franchisee. The restaurant facility was sold for $522,000, of which $147,000 was paid in cash and $375,000 is payable with interest over three years. The franchisee has entered into a 15-year franchise agreement for the operation of the Monterey location. The initial cash payment has been included in cash proceeds from sale of property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

         FISCAL 2005 - During March 2005, the Company acquired a Benihana restaurant from a franchisee in Anchorage, Alaska. The restaurant was acquired for $2.8 million, which was paid in cash.

3.       IMPAIRMENT CHARGE

         The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value amount of an asset or group of assets may not be recoverable. The Company considers a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment, after the individual restaurant locations have been operating for 2 years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily the individual restaurant units. A restaurant unit is deemed to be impaired if a forecast of future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant's long-lived assets. If a restaurant unit is determined to be impaired, the loss is measured as the amount by which the carrying amount of the restaurant's long-lived assets exceeds its fair value. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales of restaurant businesses in the restaurant industry.

         In fiscal 2005, the Company recorded a $2,668,000 expense for the impairment of long-lived assets. The loss on impairment of long-lived assets primarily related to the write-down of equipment and leasehold improvements at four restaurant units. No impairment charges were recognized during fiscal years 2007 or 2006.

         As of April 1, 2007, the Company believes that all of its restaurant units have sufficient estimated future cash flows to support the carrying value of their long-lived assets. However, if an individual restaurant unit's estimated future cash flows decline below its carrying value of long-lived assets, it could result in additional impairment charges.

4.       FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts of cash and cash equivalents, accounts receivable and payable, and accrued liabilities approximate fair value because of the short-term nature of the items. The carrying amounts of the Company's debt, at March 26, 2006, and other payables approximate fair value either due to their short-term nature or the variable rates associated with these debt instruments. The fair value of investment securities, available for sale are based on quoted market prices.

5.       INVENTORIES

              Inventories consist of (in thousands):

                                    April 1,   March 26,
                                      2007       2006
                                     ------------------

               Food and beverage     $2,165     $3,152
               Supplies               3,564      3,376
                                     -----------------

                                     $5,729     $6,528
                                     =================


6.       PROPERTY AND EQUIPMENT

              Property and equipment, net consist of (in thousands):

                                                                 April 1,    March 26,
                                                                   2007        2006
                                                                 ---------------------

               Land                                              $ 12,975     $ 12,975
               Buildings                                           27,572       30,511
               Leasehold improvements                             130,609      105,244
               Restaurant furniture, fixtures, and equipment       32,898       29,804
                                                                 ---------------------
                                                                  204,054      178,534
               Less: Accumulated depreciation and
                  amortization                                     74,090       69,949
                                                                 ---------------------
                                                                  129,964      108,585
               Construction in progress                            16,515       14,993
                                                                 ---------------------

                                                                 $146,479     $123,578
                                                                 =====================


7.       OTHER ASSETS

              Other assets, net consist of (in thousands):

                                                                April 1,  March 26,
                                                                  2007       2006
                                                                 =================
               Lease acquisition costs, net of accumulated
                  amortization of $1,083 and $904,
                  respectively                                   $1,298     $1,478
               Premium on liquor licenses                         1,451      1,308
               Reacquired franchise rights, net of
                  accumulated amortization of $40                   785       --
               Security deposits                                  2,037      2,018
               Computer software costs, net of accumulated
                  amortization of $1,231 and $1,009,
                  respectively                                      303        375
               Non-compete agreements, net of accumulated
                  amortization of $14 and $1, respectively           46          9
               Cash surrender value of life insurance policy       --          391
               Deferred financing charges, net of
                  accumulated amortization of $2 and $643,
                  respectively                                      277        127
               Long-term receivables                                 10        273
                                                                 -----------------

                                                                 $6,207     $5,979
                                                                 =================

8.       ACCRUED EXPENSES

              Accrued expenses consist of (in thousands):


                                                                 April 1,       March 26,
                                                                   2007            2006
                                                                 --------------------------
              Accrued payroll, incentive compensation and
                 related taxes                                       $4,221         $4,824
              Unredeemed gift cards and
              certificates                                            3,075          2,521
              Accrued workers compensation claims                     2,045          1,325
              Sales taxes payable                                     1,754          1,287
              Accrued percentage rent                                 2,077          1,248
              Deferred compensation                                     884            861
              Accrued property taxes                                    674            682
              Accrued health insurance costs                            888            608
              Straight-line rent accrual                                199            130
              Other accrued operating expenses                        4,846          7,335
                                                                 --------------------------

                                                                    $20,663        $20,821
                                                                 ==========================

9.       RESTAURANT OPERATING EXPENSES

              Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

                                                       April 1,      March 26,   March 27,
              Fiscal year ended                          2007          2006       2005
              ----------------------------------------------------------------------------
               Labor and related costs                 $ 91,903     $ 81,398     $ 76,026
               Occupancy costs                           16,523       14,204       12,830
               Depreciation and amortization             13,369       11,467        9,607
               Utilities                                  6,917        6,084        5,239
               Restaurant supplies                        6,120        5,065        4,313
               Credit card discounts                      5,020        4,450        3,871
               Other restaurant operating expenses       19,604       16,765       14,939
                                                       ----------------------------------

               Total restaurant operating expenses     $159,456     $139,433     $126,825
                                                        =================================

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

              Minimum payments under lease commitments are summarized below for operating leases (in thousands).

              The amounts of operating lease obligations are as follows:

                                                             Operating
                                                               Leases
                                                             ---------
              Fiscal year ending:
              2008                                            $12,233
              2009                                             12,429
              2010                                             12,324
              2011                                             12,327
              2012                                             12,125
              Thereafter                                      112,847
                                                             ---------
              Total minimum lease payments                   $174,285
                                                             =========


              There are no remaining amounts due under the Company's capital lease agreements at April 1, 2007.

              Rent expense is comprised of the following for the fiscal years ended 2007, 2006 and 2005 (in thousands):

                                            2007             2006            2005
                                         -------------------------------------------
              Minimum rentals               $12,103          $10,304         $9,948
              Contingent rentals              3,712            3,293          2,454
                                         -------------------------------------------
                                            $15,815          $13,597        $12,402
                                         ===========================================


11.      LONG-TERM DEBT

         At March 26, 2006, long-term debt consisted of (in thousands):

              Term loan - bank (5.53% at March 26, 2006)             $6,666
              Less current portion                                    4,166
                                                                    --------
                                                                     $2,500
                                                                    ========

         The term loan was repaid during fiscal 2007.

         The Company presently has available up to $75 million from Wachovia Bank, National Association ("Wachovia") under the terms of a line of credit entered on March 15, 2007. The line of credit facility allows the Company to borrow up to $75 million through March 15, 2012, and is secured by the assets of the Company. The Company has the option to pay interest at Wachovia's prime rate plus 1% or at the London interbank offering rate plus an applicable margin. The interest rate may vary depending upon the ratio of the sum of earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to its indebtedness. The Company also incurs a commitment fee on the unused balance available under the terms of the line of credit, based on a leverage ratio. The agreement requires that the Company maintain certain financial ratios and profitability amounts and limits the payment of cash dividends. At April 1, 2007, the Company had approximately $2 million in letters of credit outstanding against this facility in connection with its workers' compensation insurance program and certain leases. Accordingly, at April 1, 2007, the Company had approximately $73 million available for borrowing under the line of credit facility, as no borrowings were outstanding. As of April 1, 2007, the Company was in compliance with all covenants of the Company's credit agreement with Wachovia.

12.      INCOME TAXES

         Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by income tax law. A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized.

         The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

                                                April 1,   March 26,
                                                  2007       2006
                                                 -----------------
               Deferred tax assets:
                  Straight-line rent expense     $2,046     $1,715
                  Gift certificate liability      1,258      1,031
                  Amortization of gain              744        784
                  Employee benefit accruals         807        302
                  Other                              30        396
                                                 -----------------
                                                  4,885      4,228
                                                 -----------------
               Deferred tax liabilities:
                  Property and equipment          1,085      1,741
                  Inventories                       910        853
                  Goodwill                        1,790      1,502
                                                 -----------------
                                                  3,785      4,096
                                                 -----------------
               Net deferred tax asset            $1,100     $  132
                                                 =================


                                              April 1,   March 26,
                                                2007       2006
                                               -----------------
               Current asset                   $  931     $  805
               Long-term asset (liability)        169       (673)
                                               -----------------
                                               $1,100     $  132
                                               =================

         The income tax provision consists of (in thousands):

                                         April 1,    March 26,   March 27,
              Fiscal year ended            2007         2006        2005
              -----------------------------------------------------------
               Current:
                   Federal               $ 6,707      $ 5,823     $ 3,037
                   State                   2,027        2,539       1,559
               Deferred:
                   Federal and State        (968)         129         (76)
                                         --------------------------------

               Income tax provision      $ 7,766      $ 8,491     $ 4,520
                                         ================================

         The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

                                                              April 1,      March 26,    March 27,
              Fiscal year ended                                 2007          2006         2005
              -----------------------------------------------------------------------------------
               Federal income tax provision at statutory
               rate of 35%                                    $ 7,791       $ 8,131       $ 4,524
               Benefit of graduated rates                        --            --             (86)
               State income taxes, net of federal benefit       1,179         1,519           963
               Tax credits, net                                (1,372)       (1,226)       (1,222)
               Other                                              168            67           341
                                                              -----------------------------------

               Income tax provision                           $ 7,766       $ 8,491       $ 4,520
                                                              ===================================

               Effective income tax rate                         34.9%         36.6%         35.0%
                                                              ===================================

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

         On July 1, 2005, the Minority Stockholders exercised the put option.

         The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. The Company has offered to pay such amount to the former Minority Stockholder and recorded a $3.7 million liability with respect thereto.

         On August 25, 2006, the former Minority Stockholders sued the Company. The complaint, which was filed in the Supreme Court of the State of New York, County of New York, seeks an award of $10.7 million based on the former Minority Stockholders' own calculation of the put option price formula and actions allegedly taken by the Company to reduce the value of the put option.

         On September 21, 2006, the parties jointly removed the case from the Supreme Court of the State of New York, County of New York, to the United States District Court for the Southern District of New York. The former Minority Stockholders filed a motion to remand the case back to the Supreme Court of the State of New York, County of New York, but that motion was denied on May 21, 2007. The District Court has set a scheduling conference for June 21, 2007.

         The Company believes that it has correctly calculated the put option price and that the claims of the former Minority Stockholders are without merit. However, there can be no assurance as to the outcome of this litigation.

         In December 2002, the Company completed the acquisition of RA Sushi, a privately owned Arizona chain which operated four restaurants. Pursuant to the purchase agreement of RA Sushi, the Company was required to pay the seller contingent purchase price payments based on certain operating results of the acquired business for fiscal years ending 2004, 2005 and 2006. The contingent purchase price payments were based upon the achievement of stipulated levels of operating earnings and revenues by the acquired restaurants over a three-year period commencing with the end of fiscal 2004 and such payments were not contingent on the continued employment of the sellers of the restaurants. The minimum contingent payment levels were met in fiscal years 2006, 2005 and 2004. The Company recorded $228,000, $348,000 and
         $652,000 in fiscal years 2006, 2005 and 2004, respectively, as additional goodwill for the contingent purchase price payments due for those years. These amounts were paid during fiscal years 2007, 2006 and 2005, respectively.

         LITIGATION - On July 2, 2004, Benihana of Tokyo, Inc. ("BOT"), a significant holder of the Company's Common Stock, commenced a lawsuit in the Court of Chancery of the State of Delaware (the "Chancery Court") against the Company, individuals who were then members of the Company's Board of Directors and BFC Financial Corporation ("BFC"). The action sought temporary and permanent injunctive relief, monetary damages and recovery of costs and expenses, in connection with the closing of the $20.0 million sale of a new class of Series B Preferred Stock of the Company to BFC, a diversified holding company with operations in banking, real estate and other industries (see Note 14). John E. Abdo, a director of the Company, serves as a Vice Chairman, director, and is a significant shareholder of BFC. Among other relief sought, the action sought rescission of the sale of the Series B Preferred Stock to BFC.

         The action alleged that the director defendants breached their fiduciary duties in approving the financing transaction with BFC by diluting the voting power represented by BOT's Common Stock holding in the Company.

         After a trial, the Chancery Court rejected all claims asserted against the Company and its directors finding that "the directors who approved the transaction did so, on an informed basis, acting in good faith and believing that they were acting in the best interests of Benihana." Thereafter, BOT filed an appeal with respect to the decision of the Chancery Court, and on August 24, 2006, the Delaware Supreme Court issued an opinion affirming the trial court's ruling in favor of the Company and the Board of Directors in all respects.

         The Company is not subject to any other significant pending legal proceedings, other than ordinary routine claims incidental to its business.

         The Company has entered into supply agreements for the purchase of beef, chicken and seafood, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts. As of April 1, 2007, purchase commitments totaled approximately $10.6 million.


14.      CONVERTIBLE PREFERRED STOCK

         On July 1, 2004, the Company received net proceeds of $9,253,000, after transaction costs, representing the funding of the first $10.0 million tranche of its sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock ("Series B Preferred Stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

         On August 4, 2005, the Company completed the second and final tranche consisting of $10.0 million aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9,884,000, after transaction costs, from the sale.

         The Series B Preferred Stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of $19.00 per share that equates to 1.32 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions). The 800,000 shares of Series B Preferred Stock outstanding at April 1, 2007 are convertible into an aggregate 1,052,632 shares of Common Stock. The Series B Preferred Stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an "as if converted" basis together with the Company's Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

         The Company pays quarterly dividends on the Series B Preferred Stock, and at April 1, 2007, accrued but unpaid dividends on the Series B Preferred Stock totaled $249,000 or $0.31 per share of the Series B Preferred Stock.

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

         STOCK OPTIONS - The Company has various stock option plans: a 1997 Class A Stock Option Plan, a 2000 Class A Stock Option Plan, an Amended and Restated Directors' Stock Option Plan and a 2003 Directors' Stock Option Plan ("2003 Directors' Plan"), under all of which a maximum of 3,157,750 shares of the Company's Common Stock and Class A Common Stock were authorized for grant and for all of which options for 1,054,954 shares remain available for grant.

         Options granted under the 1997 and 2000 Plans have a term of ten years from date of issuance, and are exercisable ratably over a three-year period commencing with the date of the grant. Options granted under these plans require that the exercise price be at market value on the date of the grant, or for optionees that own more than 10% of the combined voting rights of the Company, at 110% of market value for incentive stock options.

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

         The purpose of the employee plans and the directors' plans is to enable the Company to attract, retain and motivate key employees and directors by providing them equity participation. The employee plans provide for incentive stock options (ISO's) under Section 422A of the Internal Revenue Code of 1986, as amended, and for options which are not ISO's. Options granted under the employee plans may not have terms exceeding ten years, and, in the case of the options which are ISO's, may not provide for an option exercise price of less than 100% of the fair market value of the Company's Common Stock or Class A Stock on the day of the grant (110% of such fair market value in the case of optionees holding 10% or more of the combined voting rights of the Company's securities).

         Transactions under the above plans for the fiscal years 2005, 2006 and 2007 are as follows:


                                                                    Weighted
                                                         Weighted    Average
                                                         Average    Remaining    Aggregate
                                                         Exercise  Contractual   Intrinsic
                                              Shares      Price       Term         Value
         ------------------------------------------------------------------------------------
                                                       (per share)  (in years)
         Outstanding at March 28, 2004        1,727,453     $11.07
         Granted                                 70,000      11.87
         Canceled/Expired                      (15,000)      12.04
         Exercised                             (71,598)       8.55

         Outstanding at March 27, 2005        1,710,855      11.20
         Granted                                 60,000      22.36
         Canceled/Expired                      (10,501)      11.02
         Exercised                            (587,170)       9.74

         Outstanding at March 26, 2006        1,173,184      12.49
         Granted                                 70,000      28.22
         Canceled/Expired                       (3,465)       9.25
         Exercised                            (199,104)      11.26
                                           --------------------------------------------------

         Outstanding at April 1, 2007         1,040,615     $13.81         4.6   $15,048,000
                                           ==================================================

         Exercisable at April 1, 2007           950,615     $12.57         4.2   $14,926,000
                                           ==================================================

         The Company expects options to purchase 66,667 shares to vest during fiscal 2008. Historically, forfeitures of options have not been significant.

         The weighted average fair values of options granted during fiscal years 2007, 2006 and 2005 were $9.79, $6.67 and $3.37, respectively.

         The following table summarizes information about stock options outstanding at April 1, 2007:


                                                  Options Outstanding                    Options Exercisable
                                       ------------------------------------------      --------------------------
                                                       Weighted-
                                                        Average       Weighted                          Weighted
         Ranges of                                     Remaining      Average                            Average
         Exercise                                     Contractual     Exercise                          Exercise
         Prices                           Number          Life         Price              Number         Price
         --------------------------------------------------------------------------------------------------------
          $6.63     -      $7.83              98,526      3.8           $7.37              98,526          $7.37
           9.89     -      10.65             203,250      2.5           10.39             203,250          10.39
          11.03     -      13.48             425,589      4.1           12.10             425,589          12.10
          15.00     -      16.78             183,250      5.3           16.73             183,250          16.73
          22.36                               60,000      8.8           22.36              40,000          22.36
          28.22                               70,000      9.8           28.22                   -              -
                                       ---------------------------------------      -----------------------------
                                           1,040,615      4.6           13.81             950,615          12.57
                                       =======================================      =============================

         The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. For fiscal years 2007, 2006 and 2005, the total intrinsic value of stock options exercised was approximately $3,463,000, $7,377,000 and $472,000, respectively. Proceeds from stock options exercised during the fiscal years ended 2007, 2006 and 2005 totaled $2,242,000, $5,720,000 and $612,000, respectively. Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during the fiscal years ended 2007, 2006 and 2005 totaled $1,188,000, $2,677,000 and $145,000, respectively. As of April 1, 2007, total unrecognized compensation cost related to nonvested share-base compensation totaled $647,000 and is expected to be recognized over approximately 1.75 years.


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

         On January 31, 2007, the Board of Directors of the Company approved and the Company entered into an Amended and Restated Rights Agreement (the "Agreement"). The Agreement amended and restated that certain Rights Agreement (the "Original Agreement") between the Company and First Union National Bank of North Carolina (which was succeeded in interest by American Stock Transfer & Trust Company), dated as of February 6, 1997. The principal purpose of the Agreement was to extend the final expiration date of the Rights certificates issued under the Original Agreement from February 2, 2007 to February 2, 2011. The Agreement also implements certain other changes to the Original Agreement, including modifications to the provisions governing "Exempt Persons".

         Subsequent to the end of fiscal year 2007, on May 18, 2007, the Board of Directors of the Company approved and the Company entered into an Amendment (the "Amendment") to the Amended and Restated Rights Agreement, dated as of January 31, 2007, between the Company and American Stock Transfer & Trust Company, as rights agent. The Amendment amended the Agreement to clarify that an Exempt Person (as defined under the Agreement) will not cease to be an Exempt Person if such person acquires additional shares of Common Stock pursuant to one or more actions or transactions approved by the Company's Board of Directors.

         STOCK DIVIDEND - Subsequent to the end of fiscal year 2007, on May 18, 2007, the Company's Board of Directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of Common Stock for each outstanding share of Common Stock and each outstanding share of Class A Common Stock. The stock dividend will be payable on June 15, 2007 to holders of record of the Common Stock and Class A Common Stock at the close of business on June 1, 2007. In lieu of distributing a fractional share of Common Stock, the Company will pay to stockholders holding an odd number of shares of Common Stock or an odd number of shares of Class A Common Stock an amount in cash equal to one-third of the closing price of the Common Stock on the Nasdaq National Market System on June 1, 2007.

         The number and class of shares available upon exercise of any options granted by the Company under its various stock options plans will be equitably adjusted to reflect the stock dividend in accordance with the terms of such plans, taking into effect any differential in the closing price of the Common Stock and the Class A Common Stock on June 1, 2007.

         Applicable terms of all other instruments and agreements to purchase Common Stock or Class A Common Stock will be appropriately adjusted to reflect the stock dividend.

         Share and per share information included in the consolidated financial statements does not reflect the impact of the stock dividend, in accordance with SFAS 128, as the stock dividend had not occurred prior to the issuance of these consolidated financial statements.

         TREASURY STOCK - During fiscal year 2007, the Company retired 9,177 shares of Common Stock and 1,651 shares of Class A Common stock, previously held in treasury.


16.      RELATED PARTY TRANSACTIONS

         As discussed in Note 14, the Company sold an aggregate 800,000 shares of its Series B Preferred Stock to BFC for $20,000,000. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. The sale of Series B Preferred Stock was completed in two tranches during fiscal years 2005 and 2006. The sale of Series B Preferred Stock resulted in net aggregate proceeds of $19,137,000 ($9,253,000 in fiscal 2005 and $9,884,000 in fiscal 2006).

         As discussed in Note 13, BOT, a significant holder of the Company's Common Stock, commenced a lawsuit in the Delaware Chancery Court against the Company, individuals who were then members of the Company's Board of Directors and BFC, in connection with the closing of the $20.0 million sale of Series B Preferred Stock of the Company to BFC. After a trial, the Chancery Court rejected all claims asserted against the Company and its directors finding that "the directors who approved the transaction did so, on an informed basis, acting in good faith and believing that they were acting in the best interests of Benihana." Thereafter, BOT filed an appeal with respect to the decision of the Chancery Court, and on August 24, 2006, the Delaware Supreme Court issued an opinion affirming the trial court's ruling in favor of the Company and the Board of Directors in all respects.

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

         In April 2006, the Company sold the assets of its sole Doraku restaurant to Kevin Aoki, the Company's former Vice President of Marketing and a current member of the Board of Directors. The assets were sold for $539,000, after adjustment, as determined by an independent appraisal. The transaction was approved by the Board of Directors. Pursuant to the sale agreement, Kevin Aoki extended the non-competition provision of his employment agreement through August 31, 2008, but Mr. Aoki is permitted (i) to own, operate and manage Sushi Doraku restaurants in Hawaii and in Miami-Dade County, Florida, provided any such restaurants in Miami-Dade County are not within a seven mile radius of any existing or proposed restaurants then being operated by the Company or any of its subsidiaries or franchisees and
         (ii) to have an interest in any other additional Sushi Doraku restaurants with the prior written consent, not to be unreasonably withheld, of a committee of Benihana's Board of Directors. Additionally, the Company paid Mr. Aoki approximately $56,000 upon his resignation from the Company, representing the remainder of his unearned salary under an employment agreement. Consistent with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," these items are reflected in the Company's fiscal 2007 results. The financial impact of this transaction was nominal.

         While the assets of the Doraku restaurant meet the definition of "discontinued operations," as defined in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company has not segregated Doraku's assets and results of operations, as the amounts are immaterial. Assets held for sale at March 26, 2006, totaled $499,000, and net income (loss) totaled approximately $41,000, $24,000 and $(296,000) for fiscal years 2007, 2006 and 2005, respectively.

         Darwin C. Dornbush, the Company's Secretary and a retired Director of the Company, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, formerly known as Dornbush Schaeffer Strongin & Weinstein, LLP, a law firm. In the fiscal years 2007, 2006, and 2005, the Company incurred approximately $841,000, $660,000 and $650,000, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP.

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

         For fiscal years 2007 and 2006, the maximum incentive awards that could be awarded to the Company's named executive officers pursuant to the incentive compensation plan are as follows: for the president and chief executive officer; executive vice president of operations; senior vice president - finance; vice president - marketing; senior vice president
         - chief operating administrative officer; and the vice president - sushi division: their annual base salary multiplied by 30%. The controller and the other senior directors are eligible to receive their annual base salary multiplied by 25% in fiscal 2007 and 20% in fiscal 2006. Incentive compensation earned during fiscal years 2007 and 2006 is payable in a lump sum payment.

         For fiscal 2005, the amount of the awards is capped at 50% of the eligible salary of the employee. One-third of the amounts awarded were immediately made available to the employee and the remaining two-thirds become available ratably over the succeeding two years. Amounts allocated under the plan may be taken in cash or stock deferred in a non-qualified deferred compensation plan.

         Target rates are approved annually based upon a review of the rates of return on equity of other publicly traded restaurant businesses by the Compensation Committee of the Board of Directors.

         The Company recorded $280,000, $461,000 and $75,000 of corporate incentive compensation expense for fiscal years 2007, 2006 and 2005, respectively.

         The Company has an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. The Company has elected to invest the deferrals in mutual funds that track the election made by the participants and to monitor the selected investment's performance. Investment earnings are credited to their accounts and the Company increases or decreases its obligations under the deferred compensation plan.

18.      SEGMENT REPORTING

         The table below presents information about reportable segments for fiscal years 2007, 2006 and 2005 (in thousands):

                                                               Fiscal Year Ended
                       ---------------------------------------------------------------------------------------------------
                                                                 April 1, 2007
                       ---------------------------------------------------------------------------------------------------
                        Teppanyaki         RA Sushi          Haru        Sushi Doraku        Corporate       Consolidated
                       --------------    -------------    ------------   --------------    --------------    -------------
    Revenues               $200,248           $38,986        $31,661         $185               $1,569           $272,649

    Income from
        operations           23,850             2,538          5,451           70              (10,113)            21,796

    Capital
        expenditures         29,774             6,201          1,568            -                    -             37,543

    Depreciation
        expense                9,951            1,507          1,756            -                  109             13,323

    Total assets             120,485           30,540         22,121            -               31,142           204,288

                                                               Fiscal Year Ended
                       ---------------------------------------------------------------------------------------------------
                                                                 March 26, 2006
                       ---------------------------------------------------------------------------------------------------
                        Teppanyaki         RA Sushi          Haru        Sushi Doraku        Corporate       Consolidated
                       --------------    -------------    ------------   --------------    --------------    -------------

    Revenues               $189,796           $24,620        $27,662        $1,954              $1,521            $245,553

    Income from
        operations           25,285             2,302          4,599            41              (9,084)             23,143

    Capital
        expenditures         17,816             4,904          3,111             3                   -              25,834

    Depreciation
        expense               8,715               903          1,572           115                  81              11,386

    Total assets             100,294           25,079         22,960           534              42,649             191,516

                                                                Fiscal Year Ended
                       ----------------------------------------------------------------------------------------------------
                                                                 March 27, 2005
                       ----------------------------------------------------------------------------------------------------
                        Teppanyaki         RA Sushi           Haru        Sushi Doraku       Corporate        Consolidated
                       --------------    --------------    -----------    --------------    -------------     -------------

    Revenues               $175,045           $17,334         $22,785         $1,592             $1,575           $218,331

    Income from
        operations           18,404              (558)          4,965           (494)            (9,094)            13,223

    Capital
        expenditures         13,507             3,534           5,405              -                  -             22,446

    Depreciation
        expense                7,222               959          1,013            186                 72              9,452

    Total assets              89,220            19,884         20,567            632             23,951           154,254


         Revenues for each of the segments consist of restaurant sales. Franchise revenues, while generated from Benihana franchises, have not been allocated to the Teppanyaki segment. Franchise revenues are reflected as corporate revenues.

19.  QUARTERLY FINANCIAL DATA (UNAUDITED)

         Fiscal quarter ended (in thousands except for per share information)

                                       APRIL 1, 2007                                      March 26, 2006
         ---------------------------------------------------------------  ------------------------------------------
                              FOURTH     THIRD      SECOND     FIRST        Fourth    Third      Second     First
         Revenues              $71,625    $62,202    $58,929    $79,893     $61,222    $55,644    $54,622   $74,065
         Gross profit           53,801     46,714     44,247     60,267      46,104     41,869     41,384    55,661
         Net income              4,072      3,279      2,623      4,521       3,919      3,300      2,845     4,498
         Basic earnings                                    .
             per share             .38        .30        .24        .43       $ .38      $ .33      $ .22     $ .47
         Diluted earnings
             per share             .35        .28        .23        .40       $ .35      $ .30      $ .21     $ .44


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the "Company") as of April 1, 2007 and March 26, 2006, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended April 1, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 1, 2007 and March 26, 2006, and the results of its operations and its cash flows for each of the three years in the period ended April 1, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 1, 2007, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.



Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 15, 2007

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

         Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of April 1, 2007 based on the criteria in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, our management concluded that the Company's internal control structure and consequently, the Company's internal control over financial reporting were effective as of April 1, 2007.

         Deloitte & Touche LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10K, has also audited management's assessment of the effectiveness of the Company's internal control over financial reporting and the effectiveness of the Company's internal control over financial reporting as of April 1, 2007. Deloitte & Touche LLP expressed an unqualified opinion on management's assessment of the effectiveness of our internal control over financial reporting and an unqualified opinion on the effectiveness of our internal control over financial reporting as of April 1, 2007 as stated in their report included herein.


                                                /s/ Joel A. Schwartz
                                                --------------------------------
                                                Joel A. Schwartz
                                                Chief Executive Officer

                                                /s/ Jose I. Ortega
                                                --------------------------------
                                                Jose I. Ortega
                                                Chief Financial Officer

                                                June 15, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Benihana Inc.
Miami, Florida

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Benihana Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of April 1, 2007, based on criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of April 1, 2007, is fairly stated, in all material respects, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 1, 2007, based on the criteria established in INTERNAL CONTROL--INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended April 1, 2007 of the Company and our report dated June 15, 2007 expressed an unqualified opinion on those financial statements.


Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 15, 2007

OFFICERS AND DIRECTORS




CORPORATE OFFICERS

Joel A. Schwartz - CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Juan C. Garcia - PRESIDENT

Taka Yoshimoto - EXECUTIVE VICE PRESIDENT, OPERATIONS

Jose I. Ortega - VICE PRESIDENT-FINANCE, CHIEF FINANCIAL OFFICER AND TREASURER

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

Kevin Aoki - PRESIDENT, AOKI GROUP LLC

Norman Becker - INDEPENDENT CONSULTANT, CERTIFIED PUBLIC ACCOUNTANT

J. Ronald Castell - REELRON LLC

Lewis Jaffe - CHIEF EXECUTIVE OFFICER, OXFORD MEDIA INC.

Robert B. Sturges - CHIEF EXECUTIVE OFFICER, NEVADA GOLD & CASINOS INC.

Joseph J. West - DEAN, SCHOOL OF HOSPITALITY AND TOURISM MANAGEMENT, FLORIDA INTERNATIONAL UNIVERSITY

CORPORATE INFORMATION


COMMON STOCK
NASDAQ Symbols
Common Stock BNHN
Class A Common Stock                BNHNA

GENERAL COUNSEL
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017

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

CORPORATE HEADQUARTERS
8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

COMMON STOCK INFORMATION

The Company's Common Stock and Class A Common Stock are traded on the Nasdaq National Market System. There were 188 holders of record of the Company's Common Stock and 427 holders of record of the Class A Common Stock at April 1, 2007.

The table below sets forth high and low prices for the Company's Common Stock and Class A Common Stock for the periods indicated.


                                                                  FISCAL YEAR ENDED
                                                    APRIL 1, 2007                   MARCH 26, 2006
                                           -----------------------------------------------------------------
              COMMON STOCK                       HIGH             LOW            HIGH            LOW
              ----------------------------------------------------------------------------------------------
              1st Quarter                        $36.45            $21.40         $16.05         $13.00
              2nd Quarter                         31.12             21.10          21.66          14.25
              3rd Quarter                         33.26             26.40          23.73          16.97
              4th Quarter                         34.29             27.93          30.53          21.60


                                                                  FISCAL YEAR ENDED
              CLASS A                               APRIL 1, 2007                   MARCH 26, 2006
                                           -----------------------------------------------------------------
              COMMON STOCK                       HIGH             LOW            HIGH            LOW
              ----------------------------------------------------------------------------------------------
              1st Quarter                        $36.40            $21.25         $16.10         $13.07
              2nd Quarter                         31.00             21.03          20.64          14.20
              3rd Quarter                         33.29             25.55          23.20          16.23
              4th Quarter                         33.81             28.05          30.50          20.89


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