Form 10-K, Exhibit 13
period 2008-03-30
BENIHANA INC
filed 2008-06-13
CIK 935226

BENIHANA INC. AND SUBSIDIARIES	Exhibit 13.01

SELECTED FINANCIAL DATA

The following table sets forth, for the periods indicated, selected consolidated financial data that has been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. Fiscal year 2007 consisted of 53 weeks and all other fiscal years presented consisted of 52 weeks.

	Fiscal Year Ended

(in thousands except per share data)	March 30, 2008	April 1, 2007	March 26, 2006	March 27, 2005	March 28, 2004

		(53 week year)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Revenues	$296,946	$272,649	$245,553	$218,331	$202,963
Cost of food and beverage sales	69,727	66,051	59,014	53,372	51,437
Restaurant operating expenses	178,099	159,456	139,433	126,825	118,183
Restaurant opening costs	3,440	1,535	1,270	1,304	2,088
Marketing, general and administrative expenses	28,092	23,811	22,693	20,939	16,362
Impairment charge	—	—	—	2,668	—
Interest income (expense), net	270	465	88	(298)	(457)
Income before income taxes and minority interest	17,858	22,261	23,231	12,925	14,436
Income tax provision	5,065	7,766	8,491	4,520	4,821
Income before minority interest	12,793	14,495	14,740	8,405	9,615
Minority interest	—	—	178	585	643
Net income	12,793	14,495	14,562	7,820	8,972
Basic earnings per share (1)	$0.77	$0.90	$0.93	$0.54	$0.67
Diluted earnings per share (1)	$0.75	$0.84	$0.91	$0.51	$0.65

CONSOLIDATED BALANCE SHEETS DATA:
Total assets	$241,654	$204,289	$191,516	$154,254	$142,643
Long-term debt including current maturities	17,422	—	6,666	10,000	21,500
Stockholders’ equity	157,616	142,482	125,262	103,207	95,045

OTHER FINANCIAL DATA:
Capital expenditures	$55,136	$37,543	$25,834	$22,446	$22,950

(1)

On May 18, 2007, the Board of Directors declared a 3 for 2 stock dividend payable in Common Shares to the holders of both the Class A Shares and Common Shares. The stock dividend was paid on June 15, 2007 to holders of record June 1, 2007. The basic and diluted earnings per common share are shown as if the stock dividend had been in existence for each fiscal year presented, in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standard No. 128, “Earnings per Share.”

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Overview

Our Business

Benihana Inc. is one of the largest chains of Asian restaurants in the United States. We have operated “Benihana” teppanyaki-style Japanese restaurants in the United States for over 40 years, and we believe we are the largest operator of teppanyaki-style restaurants in the country. Our core concept, the traditional Benihana restaurant, offers teppanyaki-style Japanese cooking in which fresh steak, chicken and seafood are prepared by a chef on a steel teppan grill at the center of the customers’ table. We also operate other restaurant concepts offering Asian, predominately sushi, entrees. Our Haru concept offers an extensive menu of traditional Japanese and Japanese fusion dishes in a modern, urban atmosphere as well take-out and delivery services. We believe that the Haru concept is well suited for densely populated cities with nearby shopping, office and tourist areas. Our RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi caters to a younger demographic, and we believe that it is highly suitable for a variety of real estate options, including life-style centers, shopping centers and malls, as well as urban areas with a nightlife component.

Our revenues consist of sales of food and beverages at our restaurants and licensing fees from franchised restaurants. Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold. Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Restaurant opening costs include rent paid during the development period as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred.

Restaurant revenues and expenses are dependent upon a number of factors, including the number of restaurants in operation, restaurant patronage and the average check amount. Expenses are additionally dependent upon commodity costs, average wage rates, marketing costs and the costs of administering restaurant operations.

The following table reflects changes in restaurant count by concept during the fiscal years ended April 1, 2007 and March 30, 2008:

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Total

Restaurant count, March 26, 2006	56	9	7	1	73
Openings	2	4	—	—	6
Acquisition from franchisee	1	—	—	—	1
Sale to related party	—	—	—	(1)	(1)

Restaurant count, April 1, 2007	59	13	7	—	79
Openings	3	5	2		10
Closings	(2)	—	—	—	(2)

Restaurant count, March 30, 2008	60	18	9	—	87

Summary of results

Summary highlights of our fiscal 2008 year compared to the previous year are as follows:

•	sixteenth consecutive year with total sales increases;

•	opened 3 new Benihana teppanyaki-style restaurants in Maple Grove, MN, Chandler, AZ and Dulles, VA;

•	opened 5 new RA Sushi restaurants in Lombard, IL, Tustin, CA, Mesa, AZ, Baltimore, MD and Plano, TX;

•	opened 2 new Haru restaurants in Boston, MA and New York, NY;

•

completed remodeling projects of our Benihana teppanyaki-style restaurants in Fort Lauderdale, FL, Miami Beach, FL, Burlingame, CA, Torrance, CA, San Diego, CA, Sacramento, CA, Bethesda, MD, New York City, NY, Cherry Hill, NJ, Tucson, AZ and Dallas, TX;

•	4 Benihana teppanyaki-style restaurants located in Houston, TX, Denver, CO, Cupertino, CA and Newport Beach, CA were closed undergoing renovations at the end of fiscal 2008;

•	the Benihana teppanyaki-style restaurant in Memphis, TN is currently closed and being rebuilt after being destroyed by fire; and

•	2 Benihana teppanyaki-style restaurants located in Chicago, IL and Turtle Creek, TX were closed.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Outlook

In fiscal 2008, we opened three Benihana teppanyaki restaurants, five RA Sushi restaurants and two Haru restaurants. We believe that our revenues will increase in fiscal 2009 due to these newly opened restaurants and the planned openings of four new Benihana teppanyaki and seven new RA Sushi restaurants. We will, however, have to contend with lost sales due to temporary closures resulting from our renovation and revitalization program as well as possible decreases in guest counts as a result of current economic conditions impacting retailers and restaurant companies, particularly in the Arizona, Southern California, South Florida and Nevada markets where we have 13 out of our 19 RA Sushi restaurants and approximately 30% of our Benihana teppanyaki locations.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program. We plan to complete the renovation of an aggregate 24 of our mature Benihana restaurants by the end of January 2009, using many of the design elements of the new prototype Benihana restaurant. By transforming these 24 mature Benihana teppanyaki units, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. As of the end of fiscal 2008, we had completed a total of 16 renovations with 4 restaurants closed undergoing major renovations. These closed locations, as well as four more renovations scheduled to commence in fiscal 2009, are expected to be completed by the end of January 2009.

Renovations currently require on average, between $2.0 million and $2.3 million in capital expenditures per unit. The cost to remodel each unit is directly dependent on the scope of work to be performed at each location. Management is continuously reviewing the extent of work to be performed at these sites. The scope of work may be impacted by the age of the location, current condition of the location as well as local permitting requirements. The renovation of our older Benihana units is necessary to ensure the continued relevance of the Benihana brand, and the program will enhance our leadership position as the premier choice for Japanese-style dining.

The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef and seafood as well as other items necessary to operate such as electricity or other energy supplies, and the ability to pass along increased costs to customers through price increases. Additionally, the restaurant industry is characterized by a significant initial capital investment coupled with high labor costs. Our management is focused on monitoring these costs and increasing same store sales to continue to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans take into account these operational factors and investment costs to generate sustainable operating results and achieve acceptable returns of investment from each of our restaurant concepts.

Operating results

Revenues

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of restaurants in operation, the number of patrons that visit our restaurants and franchisees’ restaurants and the average per person guest check amounts.

The following table shows revenues for the fiscal years ended March 30, 2008, April 1, 2007 and March 26, 2006 and the related percentage changes (dollar amounts in thousands):

	Fiscal Year Ended

	2008		2007 (53 weeks)		2006

		Percentage change from 2007		Percentage change from 2006

Restaurant sales	$295,190	8.9%	$271,080	11.1%	$244,032
Franchise fees and royalties	1,756	11.9%	1,569	3.2%	1,521

Total revenues	$296,946	8.9%	$272,649	11.0%	$245,553

The following table summarizes the components of total restaurant sales for the fiscal years ended March 30, 2008, April 1, 2007 and March 26, 2006 and the related percentage changes (dollar amounts in thousands):

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Fiscal Year Ended

	2008		2007		2006

		Percentage change from 2007		Percentage change from 2006

Total restaurant sales by concept:
Teppanyaki	$215,716	7.7%	$200,248	5.5%	$189,796
RA Sushi	44,965	15.3%	38,986	58.4%	24,620
Haru	34,509	9.0%	31,661	14.5%	27,662
Sushi Doraku	—	-100.0%	185	-90.5%	1,954

Total restaurant sales	$295,190	8.9%	$271,080	11.1%	$244,032

We believe that the Benihana teppanyaki style of presentation makes us a unique choice for customers. We believe that customers who are seeking greater value for their dining budget appreciate the added entertainment provided by the chef cooking directly at their table. Additionally, most of the Benihana restaurants have sushi bars.

In addition to our Benihana teppanyaki restaurants, our two other concepts offer Asian, predominately sushi, entrees. The RA Sushi concept is a vibrant, hip restaurant featuring sushi and other Asian menu items in a high-energy environment featuring upbeat design elements and contemporary music. RA Sushi’s beverage sales represent approximately 33% of restaurant sales. The RA Sushi units are less expensive to build than our other two concepts and offer us a growth vehicle that we believe can succeed in various types of markets. Our Haru concept features an extensive menu of traditional Japanese and Japanese fusion dishes served in a modern, urban setting. The Haru concept generates exceptionally high average unit sales volumes from take-out and delivery as a result of customer satisfaction and the high population density that comprises the concept’s primary market, New York City. Approximately 35% of the Haru New York, NY locations’ revenues are derived from delivery and takeout sales. We sold our sole Sushi Doraku restaurant during fiscal 2007.

The following tables summarize the components of comparable restaurant sales and the percentage changes between fiscal years 2008 and 2007 and fiscal years 2007 and 2006, respectively (dollar amounts in thousands). Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

	Fiscal Year Ended			Fiscal Year Ended

	2008	2007	Percentage change from 2007	2007	2006	Percentage change from 2006

Comparable restaurant sales by concept:
Teppanyaki	$186,602	$181,278	2.9%	$184,531	$171,793	7.4%
RA Sushi	37,694	38,089	-1.0%	27,892	24,620	13.3%
Haru	32,160	31,045	3.6%	30,716	27,661	11.0%
Sushi Doraku	—	—	0.0%	185	175	5.7%

Total comparable restaurant sales	$256,456	$250,412	2.4%	$243,324	$224,249	8.5%

The following table summarizes the changes in restaurant sales between the fiscal years ended March 26, 2006, April 1, 2007 and March 30, 2008 (in thousands):

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Total

Restaurant sales during fiscal year ended March 26, 2006	$189,796	$24,620	$27,662	$1,954	$244,032
Increase in comparable sales	12,738	3,272	3,055	10	19,075
Increase from new or acquired restaurants	8,306	10,192	328	—	18,826
Decrease from closed or sold restaurants	(1,210)	—	—	(1,779)	(2,989)
Decrease from temporary closures, net	(13,377)	—	—	—	(13,377)
Impact of 53rd week for fiscal year	3,995	902	616	—	5,513

Restaurant sales during fiscal year ended April 1, 2007	200,248	38,986	31,661	185	271,080
Increase (decrease) in comparable sales	5,324	(395)	1,115	—	6,044
Increase from new restaurants	11,325	7,276	2,349	—	20,950
Decrease from closed or sold restaurants	(2,561)	—	—	(185)	(2,746)
Increase from temporary closures, net	5,375	—	—	—	5,375
Impact of 53rd week during prior fiscal year	(3,995)	(902)	(616)	—	(5,513)

Restaurant sales during fiscal year ended March 30, 2008	$215,716	$44,965	$34,509	$—	$295,190

2008 compared to 2007

Total revenues increased 8.9% in fiscal 2008 when compared to fiscal 2007. Restaurant sales increased $24.1 million in fiscal 2008 when compared to fiscal 2007. The increase was mainly attributable to sales from new restaurants of $21.0 million, an increase in sales from restaurants opened longer than one year of $6.0 million and increases in sales of $5.4 million due to a fewer number of lost weeks from temporary closures in the current fiscal year, offset by decreases in sales of $5.5 million attributable to an additional week in fiscal 2007 and $2.7 million for permanently closed or sold restaurants.

Benihana - Sales for the Benihana teppanyaki restaurants increased $15.5 million in fiscal 2008 compared to fiscal 2007. The increase is attributable to increases in sales from new restaurants of $11.3 million, increases in sales from restaurants opened longer than one year of $5.3 million and increases in sales of $5.4 million due to a fewer number of lost weeks from temporary closures in the current fiscal year offset by decreases in sales of $4.0 million attributable to an additional week in fiscal 2007 and lost sales attributable to permanent restaurant closures totaling $2.6 million. Sales from new restaurants were mainly attributable to the Chandler, AZ, Maple Grove, MN and Dulles, VA restaurants that opened during the current fiscal year as well as the Coral Gables, FL and Miramar, FL locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales growth for Benihana teppanyaki restaurants opened longer than one year increased 2.9% due primarily to a 9.5% increase in the average per person dine-in guest check offset by a decrease of 5.5% in dine-in guest counts. The average comparable per person dine-in guest check amount was $27.63 in fiscal 2008 compared to $25.23 in fiscal 2007. The decrease in dine-in guest counts was primarily experienced in lunch traffic. Comparable Benihana teppanyaki dine-in guest counts during dinner remained flat when compared to fiscal 2007.

RA Sushi - Sales for the RA Sushi restaurants increased $6.0 million in fiscal 2008 compared to fiscal 2007. The increase is attributable to sales from new restaurants of $7.3 million offset by decreases in sales from restaurants opened longer than one year of $0.4 million and a $0.9 million decrease in sales attributable to an additional week in fiscal 2007. Sales from new restaurants were mainly attributable to the Mesa, AZ, Tustin, CA, Lombard, IL, Baltimore, MD and Plano, TX restaurants that opened during the current fiscal year as well as the Corona, CA, Torrance, CA, and Glenview, IL locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for RA restaurants opened longer than one year decreased 1.0% due primarily to a decrease of 3.0% in dine-in guest counts offset by an increase of 2.2% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $21.52 in fiscal 2008 compared to $21.05 in fiscal 2007.

Haru - Sales for the Haru restaurants increased $2.8 million in fiscal 2008 compared to fiscal 2007. The increase is attributable to sales from new restaurants of $2.3 million and increases in sales from restaurants opened longer than one year of $1.1 million offset by decreases in sales of $0.6 million attributable to an additional week in fiscal 2007. Sales from new restaurants were mainly attributable to the Boston, MA restaurant and the Wall Street location in New York City, which opened during the current fiscal year. Total comparable restaurant sales for Haru restaurants opened longer than one year increased 3.6% due primarily to a 1.5% increase in the average per person dine-in guest check and a 3.6% increase in dine-in guest counts. The average comparable per person dine-in guest check amount was $30.35 in fiscal 2008 compared to $29.90 in fiscal 2007.

Franchise fees and royalties - Franchise fees and royalties increased 11.9% in fiscal 2008 when compared to fiscal 2007 due primarily to increased royalties as a result of increased sales at franchised locations. During fiscal 2008, one new franchised restaurant was opened in Panama, and a franchised restaurant in Monterey, CA was closed.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

2007 compared to 2006

Revenues increased 11.1% in fiscal 2007 when compared to fiscal 2006. Restaurant sales increased $27.1 million in fiscal 2007 when compared to fiscal 2006. The increase was mainly attributable to sales from new or acquired restaurants of $18.8 million, increases in sales from restaurants opened longer than one year of $19.1 million as well as $5.5 million in sales from an additional week offset by lost sales of $13.4 million for restaurants temporarily closed for remodeling and $3.0 million for permanently closed restaurants.

Benihana - Sales for the Benihana teppanyaki restaurants increased $10.5 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $12.7 million and from sales from new and acquired restaurants of $8.3 million as well as $4.0 million in sales from an additional week offset by lost sales attributable to permanent restaurant closures totaling $1.2 million and sales reductions attributable to temporary restaurant closures due to major refurbishing totaling $13.4 million. Total comparable restaurant sales growth for Benihana teppanyaki restaurants opened longer than one year increased 7.4%. The average per person dine-in guest check amount was $25.51 in fiscal 2007 compared to $24.96 in fiscal 2006. Sales from new restaurants were mainly attributable to the Miramar, FL and Coral Gables, FL restaurants which opened in June and October 2006, respectively.

RA Sushi - Sales for the RA Sushi restaurants increased $14.4 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $3.3 million and from sales from new restaurants of $10.2 million as well as $0.9 million in sales from an additional week. The increase from restaurants opened longer than one year is a result of increased traffic of 11.7% and from the maturation of recently opened restaurants in new markets. Total comparable restaurant sales growth for the RA Sushi restaurants was 13.3% for fiscal 2007 compared to fiscal 2006. The average per person dine-in guest check amount was $21.05 in fiscal 2007 compared to $20.51 in fiscal 2006.

Haru - Sales for the Haru restaurants increased $4.0 million in fiscal 2007 compared to fiscal 2006. The increase is attributable to increases in sales from restaurants opened longer than one year of $3.1 million and from sales of $0.3 million from a new restaurant as well as $0.6 million in sales from an additional week. The increase from restaurants opened longer than one year was a result of increased traffic of 3.9%. In addition, take-out and delivery sales increased by 14.3% compared to the prior year. Total comparable restaurant sales growth for the Haru restaurants increased 11.0% from fiscal 2006. The average per person dine-in guest check amount was $29.90 in fiscal 2007 compared to $29.36 in fiscal 2006.

Franchise fees and royalties - Franchise fees and royalties increased slightly in fiscal 2007 when compared to fiscal 2006. One new franchised location opened in Trinidad during fiscal 2007. During fiscal 2007, we acquired the Benihana restaurant located in Broomfield, CO from the franchisee.

Operating costs and expenses

Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold. Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Restaurant opening costs include rent paid during the development period as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred.

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

The following table summarizes the costs and expenses by concept, as well as consolidated, for the years ended March 30, 2008, April 1, 2007 and March 26, 2006.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated

Fiscal Year Ended March 30, 2008:
Cost of food and beverage sales	$50,939	$11,061	$7,727	$—	$—	$69,727
Restaurant operating expenses	130,496	27,347	20,256	—	—	178,099
Restaurant opening costs	823	1,869	748	—	—	3,440
Marketing, general and administrative expenses	8,281	3,881	1,452	—	14,478	28,092

Total operating expenses	$190,539	$44,158	$30,183	$—	$14,478	$279,358

Fiscal Year Ended April 1, 2007:
Cost of food and beverage sales	$49,169	$9,780	$7,039	$63	$—	$66,051
Restaurant operating expenses	119,024	22,614	17,766	52	—	159,456
Restaurant opening costs	478	854	203	—	—	1,535
Marketing, general and administrative expenses	7,727	3,200	1,202	—	11,682	23,811

Total operating expenses	$176,398	$36,448	$26,210	$115	$11,682	$250,853

Fiscal Year Ended March 26, 2006:
Cost of food and beverage sales	$46,011	$6,287	$6,176	$540	$—	$59,014
Restaurant operating expenses	108,690	13,410	15,960	1,373	—	139,433
Restaurant opening costs	471	602	197	—	—	1,270
Marketing, general and administrative expenses	9,339	2,019	730	—	10,605	22,693

Total operating expenses	$164,511	$22,318	$23,063	$1,913	$10,605	$222,410

The following table summarizes the costs and expenses as a percentage of restaurant sales by concept, as well as consolidated, for the years ended March 30, 2008, April 1, 2007 and March 26, 2006.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Consolidated

Fiscal Year Ended March 30, 2008:
Cost of food and beverage sales	23.6%	24.6%	22.4%	—	23.6%
Restaurant operating expenses	60.5%	60.8%	58.7%	—	60.3%
Restaurant opening costs	0.4%	4.2%	2.2%	—	1.2%
Marketing, general and administrative expenses	3.8%	8.6%	4.2%	—	9.5%

Total operating expenses	88.3%	98.2%	87.5%	—	94.6%

Fiscal Year Ended April 1, 2007:
Cost of food and beverage sales	24.6%	25.1%	22.2%	33.9%	24.4%
Restaurant operating expenses	59.4%	58.0%	56.1%	27.9%	58.8%
Restaurant opening costs	0.2%	2.2%	0.6%	—	0.6%
Marketing, general and administrative expenses	3.9%	8.2%	3.8%	—	8.7%

Total operating expenses	88.1%	93.5%	82.7%	61.8%	92.5%

Fiscal Year Ended March 26, 2006:
Cost of food and beverage sales	24.2%	25.5%	22.3%	27.6%	24.2%
Restaurant operating expenses	57.3%	54.5%	57.7%	70.3%	57.1%
Restaurant opening costs	0.2%	2.4%	0.7%	—	0.5%
Marketing, general and administrative expenses	4.9%	8.2%	2.6%	—	9.3%

Total operating expenses	86.6%	90.6%	83.3%	97.9%	91.1%

2008 compared to 2007

Cost of food and beverage sales - Cost of food and beverage sales increased in absolute amount in fiscal 2008 when compared to fiscal 2007. The increase in absolute amount is directly attributable to the increase in sales resulting from new restaurants opened during the year and overall increase in comparable sales. Cost of food and beverage sales decreased when expressed as a percentage of restaurant sales in fiscal 2008 when compared to fiscal 2007. The decrease, when expressed as a percentage of sales, during the current fiscal year is attributable to menu price increases, effected at the beginning of the current fiscal year, at our Benihana teppanyaki locations, and during the second quarter of fiscal 2008, at our RA Sushi and Haru locations. The Benihana teppanyaki menu prices were increased by approximately 7% and the RA Sushi and Haru menu prices were increased by approximately 3% in order to offset increases in commodity costs and minimum wage rates. We expect continued upward pressure on the cost of commodities during the upcoming fiscal year. We do not expect to be able to increase menu prices sufficiently during the upcoming fiscal year to fully offset these pressures.

Restaurant operating expenses - Restaurant operating expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2008 when compared to fiscal 2007. The increase in absolute amount was mainly attributable to the aforementioned increase in sales resulting from new restaurants opened during the year and overall increase in comparable sales. Inefficiencies associated with new store openings were realized due to the opening of three new Benihana teppanyaki restaurants, five new RA Sushi restaurants and two new Haru restaurants during the year. The decreasing traffic counts previously described also contributed to operating inefficiencies at mature restaurants, specifically as it relates to labor and fixed costs at the restaurants. Further minimum wage increases are scheduled during the upcoming year and may impact labor margins in light of current economic conditions.

We continued to recognize additional depreciation expense which resulted from the reevaluation of the remaining useful lives of assets at Benihana teppanyaki restaurants to be renovated as part of our rejuvenation program. This additional depreciation totaled approximately $2.4 million and $1.6 million, during fiscal years 2008 and 2007, respectively. We continued to incur approximately $1.5 million and $2.0 million in ongoing expenses at Benihana teppanyaki restaurants which were temporarily closed for remodeling during fiscal year 2008 and 2007, respectively. During the renovation program, we have retained skilled labor while stores have been temporarily closed, resulting in further inefficiencies in operating expenses.

Restaurant opening costs - Restaurant opening expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2008. The increase in the current fiscal year is attributable to the fact that we opened more restaurants during fiscal 2008 than in the prior year. We intend to continue expanding our restaurant base. Currently, we intend to open four additional Benihana and seven additional RA Sushi restaurants during fiscal 2009.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Marketing, general and administrative expenses - Marketing, general and administrative expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal 2008 when compared to fiscal 2007. These increases are directly related to the continued expansion of our infrastructure to support planned development, as evidenced at RA Sushi and Haru and on a consolidated basis. While marketing, general and administrative expenses will increase in the absolute amount during the upcoming year, we intend to begin leveraging the additions to our infrastructure towards the end of fiscal 2009.

During fiscal 2008, we recognized a reserve of $0.4 million on a note receivable due from a franchisee after evaluating collectibility of the note.

Interest income, net - Interest income, net, decreased in fiscal 2008 when compared to fiscal 2007 primarily due to an increase in interest expense as a result of outstanding borrowings and a decrease in interest income. We expect to incur additional interest expense as we continue to draw on our line of credit to finance our expansion and renovation programs. Interest income is expected to decrease as cash on hand is also used to fund these programs.

Income tax provision - Our effective tax rate was 28.4% for fiscal 2008 compared to 34.9% for fiscal 2007. The effective tax rate for fiscal 2008 was favorably impacted primarily by lower pretax income, increasing tax credits and the resolution of uncertain tax positions previously recognized upon the adoption of Financial Accounting Standards Board (“FASB”) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109.”

Net income - Net income for fiscal 2008 was $12.8 million, a decrease of 11.7% from net income of approximately $14.5 million in fiscal 2007. Basic earnings per common share decreased to $0.77 for fiscal 2008 from basic earnings per share of $0.90 for fiscal 2007. Basic weighted average shares outstanding increased by approximately 332,000 shares to 15,173,000 shares at March 30, 2008 from 14,841,000 shares at April 1, 2007. Diluted earnings per common share decreased to $0.75 for fiscal 2008 from diluted earnings per common share of $0.84 in fiscal 2007. Average diluted weighted shares outstanding decreased by approximately 108,000 shares to 17,169,000 shares at March 30, 2008 from 17,277,000 shares at April 1, 2007. The increase in basic weighted average shares outstanding during fiscal 2008 compared to fiscal 2007 was due primarily to the issuance of shares as a result of stock option exercises. The decrease in diluted weighted average shares outstanding during fiscal 2008 compared to fiscal 2007 was due to the impact of lower stock prices during fiscal 2008 on the weighted average shares calculation.

2007 compared to 2006

Cost of food and beverage sales - Cost of food and beverage sales increased in absolute amount in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount is directly attributable to the increase in sales from new restaurants opened during the year, increases in comparable sales and the additional week in fiscal 2007. Cost of food and beverage sales increased slightly when expressed as a percentage of restaurant sales in fiscal 2007 when compared to fiscal 2006. We continued to experience relatively stable commodity prices throughout the year.

Restaurant operating expenses - Restaurant operating expenses increased in absolute amount in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount was mainly attributable to the aforementioned increase in sales resulting from new restaurants opened during the year, increases in comparable sales and the additional week in fiscal 2007. Additionally, we continued to recognize additional depreciation expense which resulted from the reevaluation of the remaining useful lives of assets at Benihana teppanyaki restaurants to be renovated as part of our renovation program. This additional depreciation totaled approximately $1.6 million and $1.1 million, during fiscal years 2007 and 2006, respectively. The significant increase in restaurant operating expenses specifically experienced at the RA Sushi concept reflects the overall increase in restaurant count between years. Restaurant operating expenses increased when expressed as a percentage of sales in fiscal 2007 when compared to fiscal 2006. The additional depreciation expense is partially responsible for the increase in restaurant operating expenses when expressed as a percentage of restaurant sales, specifically in the teppanyaki segment. Additionally, during fiscal 2007, we continued to incur approximately $2.0 million in ongoing expenses at Benihana teppanyaki restaurants which were temporarily closed for remodeling. At RA Sushi, the change in margins is reflective of inefficiencies experienced at newer restaurants during initial operations.

Restaurant opening costs - Restaurant opening expenses increased in absolute amount but remained stable when expressed as a percentage of restaurant sales in fiscal 2007. We opened more restaurants during fiscal 2007 than in the prior year. Additionally, we had more restaurants under development at the end of fiscal 2007 than fiscal 2006.

Marketing, general and administrative expenses - Marketing, general and administrative expenses increased in absolute amount but decreased when expressed as a percentage of restaurant sales in fiscal 2007 when compared to fiscal 2006. The increase in absolute amount is attributable to increased administration headcount and professional fees. Additional corporate personnel were hired in fiscal 2007 to accommodate our growth plans.

Interest income, net - Interest income, net, increased in fiscal 2007 when compared to fiscal 2006 due to an increase in interest earning balances during fiscal 2007 compared to fiscal 2006, as a result of the proceeds from the sale of the Series B Preferred Stock during fiscal 2006. Additionally, interest expense decreased as a result of a continued decrease in the average outstanding bank debt in fiscal 2007 compared to fiscal 2006. During fiscal 2007, we paid off the outstanding term loan. No borrowings were outstanding against our $75 million line of credit, as of April 1, 2007.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Income tax provision - Our effective tax rate was 34.9% for fiscal 2007 compared to 36.6% for fiscal 2006. During fiscal 2007, we benefited from increasing tax credits on decreased pre-tax income.

Net income - Net income for fiscal 2007 was $14.5 million, a decrease of 0.5% from net income of approximately $14.6 million in fiscal 2006. Basic earnings per common share decreased to $0.90 for fiscal 2007 from basic earnings per share of $0.93 for fiscal 2006. Basic weighted average shares outstanding increased by approximately 795,000 shares to 14,841,000 shares at April 1, 2007 from 14,046,000 shares at March 26, 2006. Diluted earnings per common share decreased to $0.84 for fiscal 2007 from diluted earnings per common share of $0.91in fiscal 2006. Average diluted weighted shares outstanding increased by approximately 1,270,000 shares to 17,277,000 shares at April 1, 2007 from 16,007,000 shares at March 26, 2006. The increase in both basic and diluted weighted average shares outstanding during fiscal 2007 compared to fiscal 2006 was due to the issuance of shares for stock option exercises and the issuance of convertible preferred stock during fiscal 2006, as well as the impact of higher stock prices during fiscal 2007 on the weighted average shares calculation.

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures; however, as a result of our expansion and renovation programs, we are relying more upon financing obtained from financial institutions.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance such items. As a result, many restaurant businesses, including our own, operate with negative working capital. During the current fiscal year ended March 30, 2008, the working capital deficit has increased by $3.2 million. This trend is reflective of our ongoing expansion and renovation programs, which have resulted in decreased cash and cash equivalents as well as increased liabilities associated with capital expenditures.

Line of Credit Facility

We presently have available up to $75 million from Wachovia Bank, National Association (“Wachovia”) under the terms of a line of credit entered on March 15, 2007. The line of credit facility allows us to borrow up to $75 million through March 15, 2012, and is secured by the assets of the Company. There are no scheduled payments prior to maturity. We may, however, prepay outstanding borrowings prior to that date. We have the option to pay interest at Wachovia’s prime rate plus an applicable margin or at the London interbank offering rate plus an applicable margin. The interest rate may vary depending upon the ratio of the sum of our earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to our indebtedness. We also incur a commitment fee on the unused balance available under the terms of the line of credit, based on a leverage ratio. While providing for working capital, capital expenditures and general corporate purposes, the agreement requires that we maintain certain financial ratios and profitability amounts and restricts the payment of cash dividends as well as the use of proceeds to purchase our own stock.

At March 30, 2008, we had $17.4 million outstanding under the line of credit facility at an interest rate of 3.38%; borrowings from which were used to fund capital expenditures in connection with our expansion and renovation programs. The amount available to be borrowed under the line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit. At March 30, 2008, we had approximately $1.0 million in letters of credit outstanding against this facility in connection with our workers’ compensation insurance program and certain leases. Accordingly, at March 30, 2008, we had approximately $56.6 million available for borrowing under the line of credit facility.

As of March 30, 2008, we were in compliance with all covenants of our line of credit agreement with Wachovia.

Series B Preferred Stock

On July 1, 2004, we received net proceeds of $9.3 million, after transaction costs, representing the funding of the first $10.0 million tranche of our sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock (“Series B Preferred Stock”) to BFC Financial Corporation (“BFC”). In connection with the first tranche, we issued and sold 400,000 shares of our Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. On August 4, 2005, we completed the second and final tranche consisting of $10.0 million aggregate principal amount of our Series B Preferred Stock sold to BFC. In connection with the second tranche, we issued and sold 400,000 shares of our Series B Preferred Stock. We received net proceeds of $9.9 million, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) that equates to 1.97 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions). The 800,000 shares of Series B Preferred Stock outstanding at March 30, 2008 are convertible into an aggregate 1,578,943 shares of Common Stock. The Series B Preferred Stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock and votes on an “as if converted” basis together with the Company’s Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

We pay quarterly dividends on the Series B Preferred Stock, and at March 30, 2008, accrued but unpaid dividends on the Series B Preferred Stock totaled $0.2 million.

We are obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. We may pay the redemption in cash or, at our option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company’s Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at our option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds approximately $25.33 per share (as adjusted to reflect the three-for-two stock split) for sixty consecutive trading days.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company’s board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

Expansion and Renovation Program

We implemented a design initiative to develop a prototype Benihana teppanyaki restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, FL, which opened during June 2006, was the first restaurant to feature the new prototype design. Under a renovation program commenced during 2005, we are also using many of the design elements of the new prototype to refurbish our mature Benihana restaurant units.

During fiscal 2006, management made a strategic decision to accelerate the renovation and revitalization program. We are committed to revitalizing our 40-plus year old Benihana teppanyaki concept for a new generation. The new design reflects the cutting edge of contemporary dining and entertainment and places the customer at the center of the Benihana experience through the visual impact of the exterior, a vibrant waiting area and a more dramatic stage setting for our legendary Benihana chefs. We plan to complete the renovation of an aggregate 24 of our mature Benihana restaurants. By transforming these 24 mature Benihana teppanyaki units, we are opportunistically building a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. During fiscal 2006, our restaurant in Short Hills, NJ was the first Benihana restaurant to be retrofitted with the new design elements. During fiscal 2007 our Memphis, TN, Cleveland, OH, Indianapolis, IN and Anaheim, CA restaurants re-opened after similar renovations were completed. During fiscal 2008, our Fort Lauderdale, FL, Miami Beach, FL, Burlingame, CA, Torrance, CA, San Diego, CA, Sacramento, CA, Bethesda, MD, New York City, NY, Cherry Hill, NJ, Tucson, AZ and Dallas, TX restaurants re-opened after similar renovations were completed.

At the end of fiscal 2008, restaurants closed and undergoing major renovations included the Houston, TX, Denver, CO, Cupertino, CA and Newport Beach, CA locations. These locations, as well as four more renovations scheduled to commence in fiscal 2009, are expected to be completed by the end of January 2009.

Renovations currently require on average, between $2.0 million and $2.3 million in capital expenditures per unit. The cost to remodel each unit is directly dependent on the scope of work to be performed at each location. Management is continuously reviewing the extent of work to be performed at these sites. The scope of work may be impacted by the age of the location, current condition of the location, as well as local permitting requirements. The scope of work will vary by location. Some locations will undergo a limited remodel, while others will undergo a complete renovation and a major facility upgrade of its HVAC, electrical and plumbing systems. Management believes the long-term benefits of the revitalization initiative far outweigh the costs. The renovation of our older Benihana units is necessary to ensure the continued relevance of the Benihana brand, and the program will enhance our leadership position as the premier choice for Japanese-style dining.

Other future capital requirements depend on numerous factors, including market acceptance of products, the timing and rate of expansion of the business, acquisitions and other factors. We have experienced increases in our expenditures commensurate with growth in our operations, and management anticipates that expenditures will continue to increase in the foreseeable future. As of May 31, 2008, we have fifteen restaurants under development, consisting of eight Benihana teppanyaki restaurants and seven RA Sushi restaurants.

Minority Stockholders Liability

In addition to the renovation program, we will use our capital resources to settle the outstanding liability incurred when the former Minority Stockholders exercised their put option in Haru Holding Corp. On July 1, 2005, the former Minority Stockholders exercised the put option to sell their respective shares to us. Currently, there is a dispute between us and the former Minority Stockholders concerning the price at which the former Minority Stockholders exercised their put option to sell the remaining interest in Haru to us. We believe that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. We have offered to pay such amount to the former Minority Stockholders and recorded a $3.7 million liability for the payment of the put option with respect thereto.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

On August 25, 2006, the former Minority Stockholders sued us. The suit (which was originally filed in the Supreme Court of the State of New York, County of New York, but has been removed to the United States District Court for the Southern District of New York) seeks an award of $10.7 million, based on the former Minority Stockholders’ own calculation of the put option price formula and actions allegedly taken by us to reduce the value of the put option.

On December 19, 2007, the Court dismissed all of the claims against us except for the breach of fiduciary duty and breach of contract claims. On January 25, 2008, we filed our Answer and Affirmative Defenses to the Amended Complaint. The Court has set a discovery deadline of July 25, 2008.

We believe that we have correctly calculated the put option price and that the claims of the former Minority Stockholders are without merit. However, there can be no assurance as to the outcome of this litigation.

Supply Agreements

We have entered into non-cancellable supply agreements for the purchase of certain beef and seafood items, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Cash Flows

We believe that our cash from operations and the funds available under the line of credit will provide sufficient capital to fund operations, commitments and contingencies, the restaurant renovation program and restaurant expansion for at least the next twelve months.

The following table summarizes the sources and uses of cash and cash equivalents (in thousands):

	Fiscal Year Ended
	2008	2007	2006

Net cash provided by operating activities	$27,757	$31,153	$29,440
Net cash used in investing activities	(55,145)	(36,771)	(25,286)
Net cash provided by (used in) financing activities	20,657	(4,236)	11,539

Net (decrease) increase in cash and cash equivalents	$(6,731)	$(9,854)	$15,693

Operating activities

Cash provided by operations decreased during the year when compared to fiscal 2007. The decrease resulted mainly from the changes in working capital during the current fiscal year when compared to the prior fiscal year primarily due to the timing of estimated payments for income taxes.

Investing activities

Capital expenditures were $55.1 million, $37.5 million and $25.8 million during the fiscal years ended March 30, 2008, April 1, 2007 and March 26, 2006, respectively. Capital expenditures are expected to increase as we complete our renovation programs and increase new store construction. We currently have fifteen restaurants under various stages of development, consisting of eight Benihana teppanyaki restaurants and seven RA Sushi restaurants. We intend to open four new Benihana and seven new RA Sushi restaurants during fiscal 2009. Additionally, during fiscal 2009, we intend to conclude the renovation program by completing the renovation of eight restaurants. Capital expenditures during the upcoming year are expected to total approximately $60 million.

In April 2006, we sold our Sushi Doraku restaurant to Mr. Kevin Aoki, a former director of the Company and the Company’s former Vice President of Marketing. The restaurant facility was sold for $0.5 million, of which approximately $0.5 million was paid in cash and less than $0.1 million as a note receivable payable over 12 months. The note receivable has been paid in full by Mr. Aoki during fiscal year 2008.

In September 2006, we completed the acquisition of a Benihana restaurant in Broomfield, CO that was previously owned and operated by a franchisee. The purchase price totaled $2.8 million, of which approximately $2.7 million was paid in cash and the remainder in other consideration.

Financing activities

We began drawing on our $75 million line of credit during the current fiscal year. Additionally, we expect to continue to draw on the line of credit in the near future, as a result of planned development and renovations previously discussed. During the current fiscal year, we borrowed $75.8 million under the credit facility and made $58.3 million in payments. As of the end of fiscal 2008, $56.6 million remained available for borrowing on the line of credit.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

During fiscal year 2007 and 2006, we made $6.7 million and $3.4 million, respectively, in payments related to borrowings under a term loan with Wachovia Bank, which was repaid in full during fiscal year 2007.

During fiscal years 2008, 2007 and 2006, cash proceeds from stock option exercises were $2.6 million, $2.2 million and $5.7 million, respectively.

During fiscal year 2006, we completed the sale of the second and final tranche consisting of $10.0 million aggregate principal amount of our Series B Preferred Stock sold to BFC. In connection with the second tranche, we issued and sold 400,000 shares of our Series B Preferred Stock. We received net proceeds of $9.9 million, after transaction costs, from the sale.

During fiscal years 2008 and 2007, we paid approximately $1.0 million in dividends on the Series B Preferred Stock during each fiscal year. During fiscal year 2006, we paid approximately $0.7 million in dividends on the Series B Preferred Stock.

Contractual obligations and commitments

The following table summarizes contractual obligations and commitments at March 30, 2008 (in thousands):

	Total	2009	2010	2011	2012	2013	Thereafter

Operating lease obligations(1) (Note 9)*	$164,935	$11,938	$11,836	$11,849	$11,748	$11,770	$105,794
FIN 48 obligation(2) (Note 11)*	769	—	—	—	—	—	769
Haru put option (Note 12)*	3,718	3,718	—	—	—	—	—
Long-term debt(3)(Note 10)*	17,422	—	—	—	17,422	—	—
Purchase commitments	15,094	15,094	—	—	—	—	—

Total	$201,938	$30,750	$11,836	$11,849	$29,170	$11,770	$106,563

(1) Operating lease obligations do not include certain operating expenses such as contingent rent obligations and common area maintenance. In fiscal 2008, these charges totaled approximately $4.6 million.

(2) Unrecognized tax benefits relate to uncertain tax positions recorded under Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes.” As we are not able to reasonably estimate the amount by which the liability will increase or decrease over time, the related balance has been reflected in the caption “Thereafter.”

(3) Borrowings under the line of credit facility as of March 30, 2008. The line of credit facility allows us to borrow up to $75 million through March 15, 2012. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. Estimates of future interest payments for our variable rate debt are excluded.

* See Notes to Consolidated Financial Statements

Off-balance sheet arrangements

As of March 30, 2008, we did not have any “off-balance sheet arrangements” as that term is defined in Regulation S-K Item 303(a)(4).

The impact of inflation

The primary inflationary factors affecting our operations are labor and commodity costs. Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of operating resources, including food and other raw materials, labor and other supplies and services. Other than labor costs, we do not believe that inflation has had a material effect on sales or expenses during the last three years. Our restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of our food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in recent years. To the extent permitted by competition, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. To the extent that price increases cannot be passed along to our customers, those increases could impact our financial results.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Quantitative and qualitative disclosures about market risks

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to the London interbank offering rate. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of March 30, 2008.

We purchase commodities such as chicken, beef and seafood for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

We have, however, entered into non-cancellable supply agreements for the purchase of certain beef and seafood items, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Seasonality of our business

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. We divide the fiscal year into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us a consistent number of operating days within each period as well as ensures that certain holidays significant to our operations occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable.

Our business is not highly seasonal although we do have more diners coming to our restaurants for special holidays such as Mother’s Day, Valentine’s Day and New Year’s Eve. Mother’s Day falls in our first fiscal quarter, New Year’s Eve in the third fiscal quarter and Valentine’s Day in the fourth fiscal quarter of each year.

Fiscal years 2008 and 2006 consisted of 52 weeks, while fiscal year 2007 consisted of 53 weeks.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities during the reported period. Actual amounts could differ from those estimates. (See Note 1 of Notes to Consolidated Financial Statements included in this Annual Report).

Critical accounting policies and estimates are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments by management. Judgments made by management in the application of these policies or uncertainties at the time of application may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements based on the high degree of judgment or complexity in their application.

Long-Lived Assets - We record all property and equipment at cost. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation and amortization of long-lived assets are calculated using the straight-line method over the estimated useful life of the assets or the lease terms of the respective leases, whichever is shorter. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments by management. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment, after the individual restaurant locations have been operating for two years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily the individual restaurant units. A restaurant unit is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets. If a restaurant unit is determined to be impaired, the impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value and a charge is taken against results of operations. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales of restaurant businesses in the restaurant industry. As of March 30, 2008, we believe that all of our restaurant units have sufficient estimated future cash flows to support the carrying value of their long-lived assets. However, if an individual restaurant unit’s estimated future cash flows decline below its carrying value of long-lived assets, it could result in impairment charges.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Goodwill and Other Intangible Assets - We review the recoverability of goodwill and other long-lived intangible assets annually. Goodwill is evaluated at the reporting unit level using an estimation of the fair market value based upon an analysis of cash flows of the related investment assets in comparison to cash flows of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation. We also would make a similar evaluation whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The analysis involves judgments by management, which could produce materially different results if different assumptions were used in the analysis.

Leases - We are obligated under various lease agreements for certain restaurant facilities. For operating leases, we recognize rent expense on a straight-line basis over the expected lease term. Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when we determine that we will exercise such option periods due to the fact that we would incur an economic penalty for not doing so. Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. For each restaurant facility, the consolidated financial statements reflect the same lease term for amortizing leasehold improvements as we use to determine capital versus operating lease classifications and in calculating straight-line rent expense. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Judgments made by us related to the probable term for each restaurant’s lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

Self-Insurance - We are self-insured for certain losses, principally related to health and workers’ compensation. We maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. We utilize estimates of expected losses, based on statistical analyses, to validate our self-insurance liability. The self-insurance liability is reviewed by us on a quarterly basis to ensure that the liability is appropriate. If actual trends, including the severity or frequency of claims, differ from our estimates, our financial results could be materially impacted.

Income Taxes - Accounting for our income taxes requires significant judgment in the evaluation of our uncertain tax positions and in the calculation of our provision for income taxes. On April 2, 2007, we adopted Financial Accounting Standards Board (“FASB”) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the determination of how benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. We estimate certain components of our provision for income taxes. These estimates include, but are not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or our application of such laws to our business (see Note 11 of Notes to Consolidated Financial Statements). Although we believe we have adequately reserved for our uncertain tax positions, the ultimate outcome of these tax matters may differ from our expectations. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made.

Stock-Based Compensation - Prior to March 27, 2006, we accounted for stock options issued to employees and directors under the intrinsic value method of accounting for stock-based compensation as defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, we recognized no compensation expense with respect to such awards because stock options were granted at the fair market value of the underlying shares on the date of the grant. On March 27, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), and superseded APB 25. SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award, resulting in charges to earnings. For liability awards, the fair value of the award, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period until the award is settled. Fluctuations in the fair value of the liability award are recorded as increases or decreases in compensation cost, either immediately or over the remaining service period, depending on the vested status of the award. As of March 30, 2008, we do not have any awards required to be classified as liabilities.

We elected to adopt SFAS 123R using the modified prospective method, which required compensation expense to be recorded for all unvested share-based awards beginning in the first quarter of adoption. Accordingly, the prior fiscal years presented in this Annual Report on Form 10-K have not been restated to reflect the fair value method of expensing stock options. In accordance with SFAS 123R, tax benefits related to equity award grants that are in excess of the tax benefits recorded in our consolidated statements of earnings are classified as a cash inflow in the financing section of our consolidated statements of cash flows beginning in fiscal 2007.

BENIHANA INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option-pricing model, which requires the input of highly subjective assumptions, including the risk-free interest rate, expected dividend yield, expected volatility and expected life of the award. Changes in the assumptions used could materially affect the grant date fair value of an award.

New accounting pronouncements that may affect our financial reporting

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. The FASB has provided a one year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. The Company is currently reviewing the provisions of SFAS 157 to determine the impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display the fair value of those affected assets and liabilities in the primary financial statements. SFAS 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Application of the standard is optional and any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied. We are currently reviewing the provisions of SFAS 159 to determine the impact, if elected, on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R establishes the principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS 141R is not permitted. Acquisitions, if any, after the effective date will be accounted for in accordance with SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 applies to all entities that prepare consolidated financial statements but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 establishes accounting and reporting standards that require noncontrolling interests to be reported as a component of equity, changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value. SFAS 160 is to be applied prospectively to business combinations consummated on or after the beginning of the first annual reporting period on or after December 15, 2008. Acquisitions, if any, after the effective date will be accounted for in accordance with SFAS 160.

Forward looking statements

This Annual Report contains various “forward-looking statements,” which represent our expectations or beliefs concerning future events, including unit growth, future capital expenditures and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations or acquisition opportunities, harsh weather conditions in areas in which we and our franchisees operate restaurants or plan to build new restaurants, acceptance of our concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, the possibility of an adverse outcome in our dispute with the former Minority Stockholders of Haru Holding Corp., unstable economic conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share information)

	Fiscal Year Ended

	March 30, 2008	April 1, 2007	March 26, 2006

Revenues

Restaurant sales	$295,190	$271,080	$244,032
Franchise fees and royalties	1,756	1,569	1,521

Total revenues	296,946	272,649	245,553

Costs and Expenses

Cost of food and beverage sales	69,727	66,051	59,014
Restaurant operating expenses	178,099	159,456	139,433
Restaurant opening costs	3,440	1,535	1,270
Marketing, general and administrative expenses	28,092	23,811	22,693

Total operating expenses	279,358	250,853	222,410

Income from operations	17,588	21,796	23,143
Interest income, net	270	465	88

Income before income taxes and minority interest	17,858	22,261	23,231
Income tax provision	5,065	7,766	8,491

Income before minority interest	12,793	14,495	14,740
Minority interest	—	—	178

Net Income	12,793	14,495	14,562
Less: accretion of issuance costs and preferred stock dividends	1,084	1,104	1,430

Net income attributable to common stockholders	$11,709	$13,391	$13,132

Earnings Per Share
Basic earnings per common share	$0.77	$0.90	$0.93
Diluted earnings per common share	$0.75	$0.84	$0.91

See Accompanying Notes to the Consolidated Financial Statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)

	March 30, 2008	April 1, 2007

Assets
Current Assets:
Cash and cash equivalents	$1,718	$8,449
Receivables, net	4,473	2,800
Inventories	6,477	5,729
Income tax receivable	3,756	—
Prepaid expenses and other current assets	2,036	2,784
Investment securities, available for sale - restricted	808	841
Deferred income tax asset, net	347	931

Total current assets	19,615	21,534

Property and equipment, net	184,176	146,479
Goodwill	29,900	29,900
Deferred income tax asset, net	746	169
Other assets, net	7,217	6,207

Total assets	$241,654	$204,289

Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current Liabilities:
Accounts payable	$6,158	$9,318
Accrued expenses	25,226	20,663
Accrued put option liability	3,718	3,718
Income tax payable	—	136

Total current liabilities	35,102	33,835

Deferred obligations under operating leases	11,296	8,611
Borrowings under line of credit	17,422	—
Other long-term liabilities	769	—

Total liabilities	64,589	42,446

Commitments and Contingencies (Notes 9, 10 and 12)
Convertible Preferred Stock - $1.00 par value; authorized - 5,000,000 shares; Series B Mandatory Redeemable Convertible Preferred Stock – authorized – 800,000 shares; issued and outstanding – 800,000 shares in 2008 and 2007, respectively, with a liquidation preference of $20 million plus accrued and unpaid dividends as of March 30, 2008 (Note 13)	19,449	19,361

Stockholders’ Equity:
Common stock - $.10 par value; convertible into Class A Common stock; authorized – 12,000,000 shares; issued and outstanding – 6,234,964 and 7,133,092 shares in 2008 and 2007, respectively	623	713
Class A Common stock - $.10 par value; authorized – 20,000,000 shares; issued and outstanding – 9,044,436 and 7,791,588 shares in fiscal 2008 and 2007, respectively	905	779
Additional paid-in capital	68,342	63,563
Retained earnings	87,777	77,427
Accumulated other comprehensive loss, net of tax	(31)	—

Total stockholders’ equity	157,616	142,482

Total liabilities, convertible preferred stock and stockholders’ equity	$241,654	$204,289

See Accompanying Notes to the Consolidated Financial Statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share information)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss, net of tax	Total Stockholders’ Equity

Balance, March 27, 2005	$757	$620	$51,069	$50,904	$(143)	$—	$103,207
Net income				14,562			14,562
Issuance of 306,085 shares of common stock and 571,670 shares of Class A common stock from exercise of options	30	57	5,633				5,720
Conversion of 341,526 shares of common stock into 341,526 shares of Class A common stock	(34)	34	—				—
Dividends declared on Series B Preferred Stock				(820)			(820)
Accretion of issuance costs on Series B Preferred Stock				(84)			(84)
Deemed dividend on Series B Preferred Stock beneficial conversion feature			526	(526)			—
Tax benefit from stock option exercises			2,677				2,677

Balance, March 26, 2006	753	711	59,905	64,036	(143)	—	125,262
Net income				14,495			14,495
Issuance of 104,552 shares of common stock and 194,104 shares of Class A common stock from exercise of options	10	19	2,213				2,242
Conversion of 487,464 shares of common stock into 487,464 shares of Class A common stock	(49)	49					—
Dividends declared on Series B Preferred Stock				(1,016)			(1,016)
Accretion of issuance costs on Series B Preferred Stock				(88)			(88)
Stock-based compensation			399				399
Retirement of treasury stock	(1)		(142)		143		—
Tax benefit from stock option exercises			1,188				1,188

Balance, April 1, 2007	713	779	63,563	77,427	—	—	142,482
Comprehensive income:
Net income				12,793			12,793
Unrealized loss on investment securities available for sale, net of tax						(31)	(31)

Total comprehensive income							12,762

Cumulative effect of accounting change (Note 11)				(1,355)			(1,355)
Issuance of 109,990 shares of common stock and 218,830 shares of Class A common stock from exercise of options	11	22	2,592				2,625
Issuance of 25,900 shares of restricted Class A common stock		3	(3)				—
Conversion of 1,008,118 shares of common stock into 1,008,118 shares of Class A common stock	(101)	101					—
Cash dividend paid in lieu of fractional shares on stock split				(4)			(4)
Dividends declared on Series B Preferred Stock				(996)			(996)
Accretion of issuance costs on Series B Preferred Stock				(88)			(88)
Stock-based compensation			576				576
Tax benefit from stock option exercises			1,614				1,614

Balance, March 30, 2008	$623	$905	$68,342	$87,777	$—	$(31)	$157,616

See Accompanying Notes to the Consolidated Financial Statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended

	March 30, 2008	April 1, 2007	March 26, 2006

Operating Activities:
Net income	$12,793	$14,495	$14,562
Adjustments to reconcile net income to net cash provided by operating activities, net of business acquisitions:
Depreciation and amortization	17,347	13,906	11,896
Stock-based compensation	576	399	—
Tax benefit from stock option exercises	(1,614)	(1,188)	2,677
Loss on disposal of assets	869	181	149
Provision for loss on promissory note	400	—	—
Deferred income taxes	2,562	(968)	129
Minority interest	—	—	178
Change in operating assets and liabilities that provided (used) cash:
Receivables	(921)	(148)	(1,402)
Inventories	(748)	765	22
Income taxes and other long-term liabilities	(5,396)	2,958	(2,635)
Prepaid expenses and other current assets	748	(1,271)	210
Other assets	(1,762)	(627)	(1,163)
Accounts payable	(1,787)	(146)	988
Accrued expenses and deferred obligations under operating leases	4,690	2,797	3,829

Net cash provided by operating activities	27,757	31,153	29,440

Investing Activities:
Expenditures for property and equipment	(55,136)	(34,572)	(25,486)
Business acquisition, net of cash acquired	—	(2,743)	—
Payment of contingent consideration on RA Sushi acquisition	—	(228)	(348)
Purchase of investment securities, available for sale, net	(21)	(6)	(167)
Cash proceeds from disposal of property and equipment	10	241	715
Cash proceeds from sale of Sushi Doraku	—	515	—
Collection on Sushi Doraku note	2	22	—

Net cash used in investing activities	(55,145)	(36,771)	(25,286)

Financing Activities:
Borrowings on line of credit	75,767	—	—
Repayments on line of credit	(58,345)	—	—
Repayment of long-term debt	—	(6,666)	(3,360)
Proceeds from issuance of common and Class A common stock upon exercise of options	2,625	2,242	5,720
Proceeds from issuance of Series B Preferred stock, net	—	—	9,884
Tax benefit from stock option exercises	1,614	1,188	—
Dividends paid on Series B preferred stock	(1,000)	(1,000)	(705)
Cash dividend paid in lieu of fractional shares on stock split	(4)	—	—

Net cash provided by (used in) financing activities	20,657	(4,236)	11,539

Net (decrease) increase in cash and cash equivalents	(6,731)	(9,854)	15,693
Cash and cash equivalents, beginning of year	8,449	18,303	2,610

Cash and cash equivalents, end of year	$1,718	$8,449	$18,303

Supplemental Cash Flow Information
Cash paid during the fiscal year for:
Interest	$300	$447	$387
Income taxes	7,898	5,775	8,331

Noncash investing and financing activities
Acquired property and equipment for which cash payments had not yet been made	$6,735	$4,235	$3,635
Fair value of assets acquired, other than cash	—	2,743	—
Note receivable received as part of consideration for sale of location	—	24	375
Accrued but unpaid dividends on the Series B Preferred Stock	245	249	233
Unrealized loss on investment securities available for sale, net of tax	31	—	—

See Accompanying Notes to the Consolidated Financial Statements.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations – As of March 30, 2008, Benihana Inc., including its wholly-owned subsidiaries, (the “Company”) owned and operated 60 teppanyaki theme and 27 Japanese theme restaurants featuring sushi. The Company also had 18 franchised teppanyaki theme restaurants as of March 30, 2008. The Company owns the right to open, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands.

Basis of Presentation - The consolidated financial statements include the assets, liabilities and results of operations of the Company’s wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. During fiscal year 2006, income attributable to other interest holders is reflected as minority interest in the consolidated statements of earnings.

The Company has a 52/53-week fiscal year. The Company’s fiscal year ends on the Sunday within the dates of March 26 through April 1. The Company divides the fiscal year into 13 four-week periods. Because of the odd number of periods, the Company’s first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides the Company a consistent number of operating days within each period as well as ensures that certain holidays significant to the Company occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Fiscal years 2008 and 2006 consisted of 52 weeks, while fiscal year 2007 consisted of 53 weeks.

On May 18, 2007, the Company’s Board of Directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of Common Stock for each outstanding share of Common Stock and each outstanding share of Class A Common Stock. Share and per share information included in the consolidated financial statements has been adjusted to reflect the impact of the stock dividend, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share.”

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Revenue Recognition - Restaurant Sales - Revenues from food and beverage sales are recognized as products are sold. Franchise Fees and Royalties - The Company recognizes initial franchise fees as income when substantially all of its obligations are satisfied, which generally coincides with the opening of the franchised restaurants. The Company also receives continuing royalties based upon a percentage of each franchised restaurant’s gross revenues. Royalties are recognized as income when earned.

The Company sells gift cards to customers in its restaurants and through its websites. Proceeds from the sale of gift cards are deferred until the revenue recognition criteria has been met, generally upon redemption. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is based on historical redemption patterns. Historically, gift card breakage has not been material.

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

Investment securities, available for sale - The Company maintains investments in certain publicly traded mutual funds that invest in debt and equity securities. The Company invests in these mutual funds to mirror and track the performance of the elections made by employees that participate in the Company’s deferred compensation plan. These investments are held in trust in accordance with the deferred compensation plan and are restricted for payment of plan expenses and benefits to the participants. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders’ equity. The unrealized gain (loss) positions of the investments as of April 1, 2007 and March 26, 2006 were not material to these consolidated financial statements. These investments have no stated maturities.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

Accounting for Long-Lived Assets - Property and equipment are stated at cost. The Company capitalizes all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction in fiscal years 2008, 2007 and 2006 was approximately $0.2 million, $0.3 million and $0.2 million, respectively.

The Company evaluates its net investment in restaurant properties and its other long-lived assets for impairment when events or changes in circumstances that indicate the carrying amounts of an asset may not be recoverable. The Company considers a history of relatively small operating gains or consistent and significant operating losses to be a primary indicator of potential asset impairment, after the individual restaurant locations have been operating for two years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily the individual restaurant units. A restaurant unit is deemed to be impaired if a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets. If a restaurant unit is determined to be impaired, the impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value and a charge is taken against results of operations. Fair value is an estimate based on the best information available, including multiples of cash flow derived from recent purchases and sales of businesses in the restaurant industry.

Depreciation and Amortization - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the underlying lease terms, including renewal options, or their useful lives). Depreciation expense associated with property and equipment totaled $16.6 million, $13.3 million and $11.4 million for fiscal years 2008, 2007 and 2006, respectively. During fiscal years 2008, 2007 and 2006, the Company incurred incremental depreciation expense of $2.4 million, $1.6 million and $1.1 million, respectively, related to the Company’s review of estimated useful lives of assets for restaurants scheduled to be remodeled.

Accounting for Goodwill and Intangibles - Goodwill consists of the cost of an acquired business in excess of the fair value of net assets acquired, using the purchase method of accounting. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to annual impairment tests. Intangible assets deemed to have definite lives are amortized over their estimated useful lives.

The Company annually reviews goodwill for recoverability based primarily on a multiple of earnings analysis comparing the fair value to the carrying value. The Company performs its annual assessment for impairment annually or more frequently if impairment indicators are identified during the year. The Company performed its assessment for possible impairment and no impairment charges resulted from the impairment tests during fiscal years 2008, 2007 and 2006. There have been no changes in goodwill during fiscal years 2008 or 2007.

Intangible assets consist of premiums on liquor licenses, lease acquisition costs, capitalized computer software costs and reacquired franchise rights. These intangible assets are classified as other assets, net in the accompanying consolidated balance sheets. Premiums on liquor licenses are indefinite lived intangible assets. The Company reviews premiums on liquor licenses for impairment annually or more frequently if impairment indicators are identified during the year. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years. Reacquired franchise rights are amortized over the remaining term of purchased rights. Amortization of intangibles totaled $0.7 million, $0.5 million and $0.4 million during fiscal years 2008, 2007 and 2006, respectively.

Estimated amortization expense over the estimated remaining life of intangible assets is as follows (in thousands):

Fiscal year:
2009	$304
2010	331
2011	331
2012	294
2013	254
Thereafter	545

Total	$2,059

Accounting for Leases - Operating Leases - Rent expense for the Company’s operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases.” Generally, the lease term commences on the date when the Company becomes legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of the Company’s leases. The difference between rent expense and rent paid is recorded as deferred rent obligation and is included in the consolidated balance sheets.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use - The Company capitalizes and records in other assets the cost of computer software obtained for internal use and amortizes such costs over a three-year period. Amortization of these costs totaled $0.4 million, $0.2 million and $0.3 million during fiscal years 2008, 2007 and 2006, respectively.

Self-Insurance - The Company is self-insured for certain losses, principally related to health and workers’ compensation. The Company maintains stop loss coverage with third party insurers to limit its total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid as of the balance sheet date. The Company utilizes estimates of expected losses, based on statistical analyses, to validate its self-insurance liability. The self-insurance liability is reviewed by the Company on a quarterly basis to ensure that the liability is appropriate.

Income Taxes - The Company uses the asset and liability method which recognizes the amount of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events that have been recognized in the consolidated financial statements as measured by the provisions of enacted law. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods. On April 2, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the determination of how benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority.

Derivative Instruments - The Company does not currently utilize instruments to hedge exposure to fluctuations in variable interest rates, currency fluctuations or fluctuations in the prices of commodities.

Stock-Based Compensation - Prior to March 27, 2006, the Company accounted for stock options issued to employees and directors under the intrinsic value method of accounting for stock-based compensation as defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, the Company recognized no compensation expense with respect to such awards because stock options were granted at the fair market value of the underlying shares on the date of the grant. On March 27, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and supersedes APB 25.

The Company elected to adopt SFAS 123R using the modified prospective method, which required compensation expense to be recorded for all unvested share-based awards beginning in the first quarter of adoption. Accordingly, the 2006 fiscal year presented has not been restated to reflect the fair value method of expensing stock options. In accordance with SFAS 123R, tax benefits related to equity award grants that are in excess of the tax benefits recorded on the Company’s consolidated statements of earnings are classified as a cash inflow in the financing section of the Company’s consolidated statements of cash flows beginning in fiscal 2007.

SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost is measured based on the fair market value on the grant date of the equity or liability instruments issued. The estimated fair value of share-based compensation is amortized to expense over the vesting period, which is generally two to three years. For liability awards, the fair value of the award, which determines the measurement of the liability on the balance sheet, is remeasured at each reporting period until the award is settled. Fluctuations in the fair value of the liability award are recorded as increases or decreases in compensation cost, either immediately or over the remaining service period, depending on the vested status of the award. As of March 30, 2008, the Company does not have any awards required to be classified as liabilities.

The fair value of restricted stock awards is the market price of the underlying shares on the date of grant. The Company will generally use the Black-Scholes option pricing model to estimate the fair value of options granted. This model requires the use of subjective assumptions that can materially affect fair value estimates. The following summarizes assumptions used in estimating the fair value of option grants:

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

	Fiscal Year

	2008	2007	2006

Risk free interest rate	3.4% - 4.6%	4.6%	4.3%
Expected term	3 years	3 years	3 years
Expected dividend yield	—	—	—
Expected volatility	46.4% - 48.5%	44.0%	37.0%

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected term is based on the period of time the options are expected to be outstanding. The expected dividend yield is based on the Company’s history and expectation of dividend payments. The volatility factor is based on historical monthly price observations of the underlying shares over the expected term of the option as the Company has no reason to believe that future volatility over the expected term is likely to differ from historical volatility.

The Company recorded $0.6 million ($0.4 million net of tax) and $0.4 million ($0.2 million net of tax) in stock compensation expense during the fiscal years ended March 30, 2008 and April 1, 2007, respectively. The Company did not recognize any stock compensation expense during the fiscal year 2006. As of March 30, 2008, total unrecognized compensation cost related to nonvested stock options totaled $1.3 million and is expected to be recognized over approximately 3 years. As of March 30, 2008, total unrecognized compensation cost related to restricted stock awards totaled $0.3 million and is expected to be recognized over approximately 3 years.

Under SFAS 123, the fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model. Had the Company accounted for its stock-based awards under the fair value method, the table below shows the pro forma effect on net income and earnings per share for the fiscal year ended March 26, 2006 (in thousands, except per share information):

Net Income
As reported	$14,562
Less: Accretion of issuance costs and preferred stock dividends	(1,430)

Net income attributable to common stockholders	13,132
Add: Stock-based compensation cost included in net income, net of tax	—
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(263)

Pro forma income for computation of basic earnings per share	12,869
Add: Accretion of issuance costs and preferred stock dividends	1,430

Pro forma income for computation of diluted earnings per share	$14,299

Basic earnings per share:

As reported	$0.93

Pro forma	$0.92

Diluted earnings per share:

As reported	$0.91

Pro forma	$0.89

Segment Reporting - The Company accounts for its segments in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has determined that its reportable segments are those that are based on the Company’s methods of internal reporting and management structure, which is based upon the Company’s restaurant concepts. Accordingly, the Company’s reportable segments are based on restaurant concept.

There were no material amounts of revenues or transfers between reportable segments. Revenues from external customers are derived principally from food and beverage sales. The Company does not rely on any major customers as a source of revenue. For fiscal years 2008, 2007 and 2006, franchise revenues attributed to foreign countries totaled approximately, $0.5 million, $0.3 million and $0.3 million, respectively.

Restaurant Opening Costs - Restaurant opening costs include incremental out-of-pocket costs, which are directly related to the opening of new restaurants that are not capitalizable and the amortization of rentals under lease agreements for accounting purposes. Restaurant opening costs include costs to recruit and train hourly restaurant employees, wages, travel and lodging costs for the Company’s opening training team and other support employees, costs for practice service activities and straight-line minimum base rent during the restaurant preopening period. The Company expenses restaurant opening costs as incurred.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

Advertising - Advertising costs are expensed as incurred. Advertising costs were $7.7 million, $6.7 million and $7.4 million in fiscal 2008, 2007 and 2006, respectively, and are included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

Other Comprehensive Loss –During fiscal 2008, the only component of other comprehensive loss is the unrealized losses on the investments available for sale.

Earnings Per Share - Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during each period. The diluted earnings per share computation includes dilutive share equivalents issued under the Company’s various stock option plans and the dilutive convertible preferred stock outstanding during fiscal years 2008, 2007 and 2006.

The components used in the computation of basic earnings per share and diluted earnings per share for each fiscal year are shown below (in thousands):

	March 30, 2008	April 1, 2007	March 26, 2006

Net income	$12,793	$14,495	$14,562
Less: Accretion of issuance costs and preferred stock dividends	(1,084)	(1,104)	(1,430)

Income for computation of basic earnings per share	11,709	13,391	13,132
Add: Accretion of issuance costs and preferred dividends (See Note 13)	1,084	1,104	1,430

Income for computation of diluted earnings per share	$12,793	$14,495	$14,562

Weighted average number of common shares in basic earnings per share	15,173	14,841	14,046
Effect of dilutive securities:
Stock options and warrants	334	838	644
Convertible preferred shares	1,662	1,598	1,317

Weighted average number of common shares and dilutive potential common shares used in diluted earnings per share	17,169	17,277	16,007

During fiscal years 2008 and 2006, stock options to purchase 457,000 and 60,000 shares of common stock were excluded from the calculation of diluted earnings per share since the effect would be considered antidilutive. During fiscal 2007, no stock options were excluded from the calculation of diluted earnings per share.

New Accounting Pronouncements That May Affect Financial Reporting – In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. The FASB has provided a one year deferral for the implementation of SFAS No. 157 for non-financial assets and liabilities that are not required to be measured at fair value on a recurring basis. The Company is currently reviewing the provisions of SFAS 157 to determine the impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides reporting entities an option to report selected financial assets, including investment securities designated as available for sale, and liabilities, including most insurance contracts, at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display the fair value of those affected assets and liabilities in the primary financial statements. SFAS 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Application of the standard is optional and any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied. The Company is currently reviewing the provisions of SFAS 159 to determine the impact, if elected, on its consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R establishes the principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS 141R is not permitted. Acquisitions, if any, after the effective date will be accounted for in accordance with SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 applies to all entities that prepare consolidated financial statements but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 establishes accounting and reporting standards that require noncontrolling interests to be reported as a component of equity, changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions and any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value. SFAS 160 is to be applied prospectively to business combinations consummated on or after the beginning of the first annual reporting period on or after December 15, 2008. Acquisitions, if any, after the effective date will be accounted for in accordance with SFAS 160.

2.	PURCHASE AND SALE OF RESTAURANT FACILITIES

Fiscal 2007 - In April 2006, the Company sold its Sushi Doraku restaurant to Mr. Kevin Aoki, a former director of the Company and the Company’s former Vice President of Marketing. The restaurant facility was sold for $0.5 million, of which approximately $0.5 million was paid in cash and less than $0.1 million as a note receivable payable over 12 months. The note receivable has been paid in full by Mr. Aoki.

In September 2006, the Company completed the acquisition of a Benihana restaurant in Broomfield, CO. This restaurant was previously owned and operated by a franchisee. The purchase price totaled $2.8 million, of which approximately $2.7 million was paid in cash and the remainder in other consideration.

Fiscal 2006 - During November 2005, the Company completed the acquisition of a teppanyaki restaurant facility in Tucson, AZ. The purchase price totaled $1.9 million payable in cash. The restaurant facility has been converted to a Benihana restaurant. The cash expenditure for this asset purchase is included in expenditures for property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006.

During December 2005, the Company sold its Benihana restaurant facility located in Monterey, CA to a new franchisee. The restaurant facility was sold for $522,000, of which $147,000 was paid in cash and $375,000 is payable with interest over three years. The franchisee entered into a 15-year franchise agreement for the operation of the Monterey location. The initial cash payment has been included in cash proceeds from sale of property and equipment in the consolidated statement of cash flows for the year ended March 26, 2006. Refer to Note 12, Commitments and Contingencies, for further discussion regarding the complaint filed by the Company in connection with a default on the $375,000 Promissory Note.

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short-term nature of the items as of March 30, 2008 and April 1, 2007. The carrying amount of the Company’s debt at March 30, 2008 approximates fair value due to the variable rates associated with the debt instrument. The fair value of available for sale investment securities are based on quoted market prices.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

4.	INVENTORIES

Inventories consist of (in thousands):

	March 30, 2008	April 1, 2007

Food and beverage	$2,511	$2,165
Supplies	3,966	3,564

	$6,477	$5,729

5.	PROPERTY AND EQUIPMENT

Property and equipment, net consists of (in thousands):

	March 30, 2008	April 1, 2007

Land	$14,414	$12,975
Buildings	39,880	27,572
Leasehold improvements	147,705	130,609
Restaurant furniture, fixtures and equipment	39,011	32,898

	241,010	204,054
Less: Accumulated depreciation and amortization	70,687	74,090

	170,323	129,964
Construction in progress	13,853	16,515

	$184,176	$146,479

During fiscal 2008, the Benihana restaurant in Memphis, Tennessee was destroyed by fire. As of March 30, 2008, the Company wrote off the net book value of damaged property and recorded an insurance receivable for those assets. The Company records insurance receivable amounts from third-party insurers for property and casualty claims when recovery is probable. The Company believes that the loss will be fully recoverable.

As of March 30, 2008, the Company believes that all of its restaurant units have sufficient estimated future cash flows to support the carrying value of their long-lived assets.

6.	OTHER ASSETS

Other assets, net consist of (in thousands):

	March 30, 2008	April 1, 2007

Security deposits	$3,035	$2,037
Premium on liquor licenses	1,899	1,451
Lease acquisition costs, net of accumulated amortization of $1,261 and $1,083, respectively	1,120	1,298
Reacquired franchise rights, net of accumulated amortization of $118 and $40, respectively	707	785
Other, net of accumulated amortization of $1,745 and $1,247, respectively	456	636

	$7,217	$6,207

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

7.	ACCRUED EXPENSES

Accrued expenses consist of (in thousands):

	March 30, 2008	April 1, 2007

Accrued payroll, incentive compensation and related taxes	$5,525	$4,221
Accrued capital expenditures	5,056	1,584
Unredeemed gift cards and certificates	3,488	3,075
Accrued workers compensation claims	2,226	2,045
Sales taxes payable	1,529	1,754
Accrued percentage rent	1,379	2,077
Other accrued liabilities	6,023	5,907

	$25,226	$20,663

8.	RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

	Fiscal Year Ended

	March 30, 2008	April 1, 2007	March 26, 2006

Labor and related costs	$100,655	$91,903	$81,398
Occupancy costs	17,620	16,523	14,204
Depreciation and amortization	16,595	13,369	11,467
Utilities	7,926	6,917	6,084
Restaurant supplies	6,841	6,120	5,065
Credit card discounts	5,592	5,020	4,450
Other restaurant operating expenses	22,870	19,604	16,765

Total restaurant operating expenses	$178,099	$159,456	$139,433

9.	LEASES

The Company is obligated under various lease agreements for most of its restaurant units, as well as its corporate office. The Company generally operates its restaurant units in leased premises. The typical restaurant premises lease is for a term of between 15 to 25 years with renewal options ranging from 5 to 20 years. The leases generally provide for the obligation to pay property taxes, utilities and various other use and occupancy costs. Rentals under certain leases are based on a percentage of sales in excess of a certain minimum level. Certain leases provide for increases based upon the changes in the consumer price index. The Company is also obligated under various leases for restaurant equipment and for office space and equipment.

Under the provisions of certain of the Company’s leases, there are rent holidays and/or escalations in payments over the base lease term as well as renewal periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods when it is deemed to be reasonably assured that the Company will exercise such option periods due to the fact that the Company would incur an economic penalty for not doing so. Generally, the lease term commences on the date when the Company becomes legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when the Company has the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of the Company’s leases. Percentage rent expense is generally based upon sales levels and is accrued at the point in time the Company determines that it is probable that such sales levels will be achieved. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

Minimum payments under lease commitments are summarized below for operating leases. The amounts of operating lease obligations are as follows (in thousands):

Operating Leases

Fiscal year:
2009	$11,938
2010	11,836
2011	11,849
2012	11,748
2013	11,770
Thereafter	105,794

Total minimum lease payments	$164,935

          Rent expense is comprised of the following for the fiscal years ended 2008, 2007 and 2006 (in thousands):

	2008	2007	2006

Minimum rentals	$13,489	$12,103	$10,304
Contingent rentals	3,401	3,712	3,293

	$16,890	$15,815	$13,597

10.	LONG-TERM DEBT AND LINE OF CREDIT

Long-term debt consisted of (in thousands):

	March 30, 2008	April 1, 2007

Borrowings under line of credit	$17,422	$—

The Company presently has available up to $75 million from Wachovia Bank, National Association (“Wachovia”) under the terms of a line of credit entered on March 15, 2007. The line of credit facility allows the Company to borrow up to $75 million through March 15, 2012 and is secured by the assets of the Company. There are no scheduled payments prior to maturity. The Company may, however, prepay outstanding borrowings prior to that date. The Company has the option to pay interest at Wachovia’s prime rate plus an applicable margin or at the London interbank offering rate plus an applicable margin. The interest rate may vary depending upon the ratio of the sum of the Company’s earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to its indebtedness. The Company also incurs a commitment fee on the unused balance available under the terms of the line of credit, based on a leverage ratio. While providing for working capital, capital expenditures and general corporate purposes, the agreement requires that the Company maintains certain financial ratios and profitability amounts and restricts the payment of cash dividends as well as the use of proceeds to purchase stock of the Company.

At March 30, 2008, the Company had $17.4 million outstanding under the line of credit facility at an interest rate of 3.38%; borrowings from which were used to fund capital expenditures in connection with the Company’s expansion and renovation program. The amount available to be borrowed under the line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit. At March 30, 2008, the Company had approximately $1.0 million in letters of credit outstanding against this facility in connection with its workers’ compensation insurance program and certain leases. Accordingly, at March 30, 2008, the Company had approximately $56.6 million available for borrowing under the line of credit facility.

During fiscal years 2007 and 2006, the Company made approximately $6.7 million and $3.4 million in payments related to borrowings under a term loan with Wachovia Bank. At April 1, 2007, the Company had no outstanding debt, as the term loan was repaid in full during fiscal 2007.

As of March 30, 2008, the Company was in compliance with all covenants of the Company’s line of credit agreement with Wachovia.

11.	INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of such assets and liabilities as measured by income tax law. A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	March 30, 2008	April 1, 2007

Deferred tax assets:
Straight-line rent expense	$3,771	$2,046
Gift certificate liability	1,427	1,258
Amortization of gain	705	744
Employee benefit accruals	742	807
Workers compensation	283	—
Other	272	30

	7,200	4,885

Deferred tax liabilities:
Property and equipment	2,970	1,085
Inventories	997	910
Goodwill	2,140	1,790

	6,107	3,785

Net deferred tax asset	$1,093	$1,100

Net deferred tax asset consists of (in thousands):

	March 30, 2008	April 1, 2007

Current asset	$347	$931
Long-term asset	746	169

	$1,093	$1,100

The income tax provision consists of (in thousands):

	Fiscal Year Ended

	March 30, 2008	April 1, 2007	March 26, 2006

Current tax expense:
Federal	$1,581	$6,707	$5,823
State	915	2,027	2,539
Deferred tax expense (benefit):
Federal and State	2,569	(968)	129

Income tax provision	$5,065	$7,766	$8,491

The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

	Fiscal Year Ended

	March 30, 2008	April 1, 2007	March 26, 2006

Federal income tax provision at statutory rate of 35%	$6,250	$7,791	$8,131
State income taxes, net of federal benefit	968	1,179	1,519
Tax credits, net	(1,437)	(1,372)	(1,226)
Tax benefit recognized for FIN 48 uncertainties in the income statement, net	(824)	—	—
Other	108	168	67

Income tax provision	$5,065	$7,766	$8,491

Effective income tax rate	28.4%	34.9%	36.6%

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

The Company files income tax returns that are periodically audited by various federal and state jurisdictions. With few exceptions, the Company is no longer subject to federal and state income tax examinations for years prior to fiscal year 2005.

The Company adopted the provisions of FIN48 on April 2, 2007. As a result of the implementation of FIN 48, the Company recorded a non-cash cumulative transition charge of approximately $1.4 million as a reduction of retained earnings (see Consolidated Statement of Stockholders’ Equity). As of April 2, 2007, the Company had $3.3 million of unrecognized tax benefits, of which approximately $0.7 million would impact the effective tax rate if recognized. As of March 30, 2008, the Company had $0.7 million of unrecognized tax benefits, all of which would impact the tax rate, if recognized. Of the total unrecognized tax benefits at March 30, 2008, the Company believes is reasonably possible that this amount could be reduced by $0.4 million in the next twelve months due the expiration of statute of limitations.

The unrecognized tax benefits and related interest and penalties are generally classified as other long term liabilities in the accompanying fiscal year 2008 consolidated balance sheet.

A reconciliation of beginning and ending unrecognized tax benefits, exclusive of related interest and penalties, is as follows (in thousands):

Unrecognized tax benefits, April 2, 2007	$3,308
Gross decreases - prior period tax positions	(2,725)
Gross increases - prior period tax positions	76

Unrecognized tax benefits, March 30, 2008	$659

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. As of April 2, 2007, the Company had approximately $0.4 million accrued for the payment of interest and approximately $0.6 million accrued for the payment of penalties related to unrecognized tax benefits. As of March 30, 2008, the Company had approximately $0.2 million accrued for the payment of interest and no amount accrued for the payment of penalties related to unrecognized tax benefits.

During the current fiscal year, the Company reduced the related interest and penalties associated with unrecognized tax benefits by approximately $0.1 million and $0.6 million, respectively.

12.	COMMITMENTS AND CONTINGENCIES

Acquisitions – Haru Holding Corp.

In December 1999, the Company completed the acquisition of 80% of the equity of Haru Holding Corp. (“Haru”). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period from July 1, 2005 through September 30, 2005, the holders of the balance of Haru’s equity (the “Minority Stockholders”) had a one-time option to sell their remaining shares to the Company (the “put option”). The exercise price under the put option was to be calculated as four and one-half (4½) times Haru’s consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru’s debt (as that term is defined in the purchase agreement) at the date of the computation.

On July 1, 2005, the Minority Stockholders exercised the put option.

The Company believes that the proper application of the put option price formula would result in a payment to the former Minority Stockholders of approximately $3.7 million. The Company has offered to pay such amount to the former Minority Stockholders and recorded a $3.7 million liability with respect thereto.

On August 25, 2006, the former Minority Stockholders sued the Company. The complaint, (which was originally filed in the Supreme Court of the State of New York, County of New York, but has been removed to the United States District Court for the Southern District of New York) seeks an award of $10.7 million, based on the former Minority Stockholders’ own calculation of the put option price formula and actions allegedly taken by the Company to reduce the value of the put option.

On December, 19, 2007, the Court dismissed all of the claims against the Company, except for the breach of fiduciary duty and breach of contract claims. On January 25, 2008, the Company filed its Answer and Affirmative Defenses to the Amended Complaint. The Court has set a discovery deadline of July 25, 2008.

The Company believes that it has correctly calculated the put option price and that the claims of the former Minority Stockholders are without merit. However, there can be no assurance as to the outcome of this litigation.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH26, 2006

Acquisitions – RA Sushi

In December 2002, the Company completed the acquisition of RA Sushi, a privately owned Arizona chain which operated four restaurants. Pursuant to the purchase agreement of RA Sushi, the Company was required to pay the seller contingent purchase price payments based on certain operating results. The contingent purchase price payments were based upon the achievement of stipulated levels of operating earnings and revenues by the acquired restaurants over a three-year period commencing with the end of fiscal 2004 and such payments were not contingent on the continued employment of the sellers of the restaurants. The minimum contingent payment levels were met in all three years. Payments associated with these levels were paid out in fiscal years 2007 and 2006.

Litigation -

On May 17, 2007, Benihana Monterey Corporation, a subsidiary of the Company, filed a complaint in the action, Benihana Monterey Corporation v. Nara Benihana Monterey, Inc., et al, , pending in the Superior Court of California, County of Monterey. The action was commenced against various defendants in connection with a default on a Promissory Note in the amount of $375,000 signed by one of the Company’s franchisees and a Personal Guaranty signed by the owner of such franchise. The Company seeks $375,000 plus interest and costs and has attached certain of the defendants’ assets by way of an Attachment Order. The franchisee filed a counter-claim alleging certain misrepresentations by the Company, and in March of 2008, the Court dismissed the counter-claim. The Company has obtained judgment against the defendant for approximately $500,000, including repayment of the $375,000 Promissory Note, interest and costs. The Company has served the defendant with an order regarding examination of the defendant’s assets and has filed a subpoena requiring the defendant and the defendant’s entities to produce substantial documents. The Company has evaluated the collectibility of the outstanding balance of the Promissory Note, and during fiscal 2008, established a $400,000 reserve for the estimated portion of the Promissory Note that may not be collectible.

On August 3, 2007, the Company was served with a complaint in the action, National Cable Communications, LLC v. The Romann Group and Benihana Inc., pending in the Supreme Court of the State of New York. In this action, plaintiff alleges that the Company is jointly and severally liable with its co-defendant, the Romann Group, for unpaid payments relating to spot cable advertisements allegedly purchased by Romann Group on behalf of the Company and placed by plaintiff. Plaintiff’s complaint demands judgment of approximately $570,000 plus interest, costs and disbursements. The Company has answered the complaint, denying liability with respect to the plaintiff’s claims and has asserted cross-claims against the Romann Group. The Romann Group served its answer in this action denying the Company’s cross claims and asserted counterclaims against the plaintiff and cross-claims against the Company for unspecified damages. The Company believes that both the plaintiff’s and the Romann Group’s cross-claims are without merit and will vigorously defend against the claims.

The Company is not subject to any other significant pending legal proceedings, other than ordinary routine claims incidental to its business.

Supply Agreements -

The Company has entered into non-cancellable supply agreements for the purchase of certain beef and seafood items, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts. As of March 30, 2008, purchase commitments totaled approximately $15.1 million.

13.	CONVERTIBLE PREFERRED STOCK

On July 1, 2004, the Company received net proceeds of $9.3 million, after transaction costs, representing the funding of the first $10.0 million tranche of its sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock (“Series B Preferred Stock”) to BFC Financial Corporation (“BFC”). In connection with the first tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC.

On August 4, 2005, the Company completed the second and final tranche consisting of $10.0 million aggregate principal amount of its Series B Preferred Stock sold to BFC. In connection with the second tranche, the Company issued and sold 400,000 shares of its Series B Preferred Stock. The Company received net proceeds of $9.9 million, after transaction costs, from the sale.

The Series B Preferred Stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B Preferred Stock is convertible into Common Stock of the Company at a conversion price of approximately $12.67 per share (as adjusted, to reflect the three-for-two stock split) that equates to 1.97 shares of Common Stock for each share of Series B Preferred Stock (subject to anti-dilution provisions). The 800,000 shares of Series B Preferred Stock outstanding at March 30, 2008 are convertible into an aggregate 1,578,943 shares of Common Stock. The Series B Preferred Stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B Preferred Stock, and votes on an “as if converted” basis together with the Company’s Common Stock on all matters put to a vote of the holders of Common Stock. In addition, under certain circumstances, the approval of a majority of the Series B Preferred Stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of the total consolidated assets of the Company.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

The Company pays quarterly dividends on the Series B Preferred Stock, and at March 30, 2008, accrued but unpaid dividends on the Series B Preferred Stock totaled $0.2 million, or $0.31 per share, of the Series B Preferred Stock.

Since the Series B Preferred Stock is convertible into Common Stock at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) and the Common Stock was trading at approximately $13.33 per share (as adjusted to reflect the three-for-two stock split) on August 4, 2005 when the second tranche was completed, a deemed dividend was recognized on the beneficial conversion feature, in connection with the second tranche, totaling $526,000. The deemed dividend will not result in any cash payments to the holders of the Series B Preferred Stock.

The Company is obligated to redeem the Series B Preferred Stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B Preferred Stock to a date no later than July 2, 2024. The Company may pay the redemption in cash or, at its option, in shares of Common Stock valued at then-current market prices unless the aggregate market value of the Company’s Common Stock and any other common equity is below $75.0 million. In addition, the Series B Preferred Stock may, at the Company’s option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the Common Stock exceeds approximately $25.33 per share (as adjusted to reflect the three-for-two stock split) for sixty consecutive trading days.

The holders of a majority of the outstanding Series B Preferred Stock are entitled to nominate one individual to the Company’s board of directors. In the event that dividends are not paid for two consecutive quarters, the holders of the majority of the Series B Preferred Stock are entitled to elect one additional director.

Consistent with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the conversion option of the Series B Preferred Stock is not a derivative liability that must be fair valued.

14.	STOCKHOLDERS’ EQUITY

Common and Class A Common Stock - The Company’s Common Stock is convertible into Class A Common Stock on a one-for-one basis. The Class A Common Stock is identical to the Common Stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company’s Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A Common stockholders vote as a class to elect 25% of the members of the Board of Directors.

Stock Dividend – On May 18, 2007, the Company’s Board of Directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of Common Stock for each outstanding share of Common Stock and each outstanding share of Class A Common Stock. The stock dividend was paid on June 15, 2007 to holders of record of the Common Stock and Class A Common Stock at the close of business on June 1, 2007. In lieu of distributing a fractional share of Common Stock, the Company paid to stockholders holding an odd number of shares of Common Stock or an odd number of shares of Class A Common Stock an amount in cash equal to one-third of the closing price of the Common Stock on the Nasdaq National Market System on June 1, 2007, totaling approximately $4,000.

The number and class of shares available upon exercise of any options granted by the Company under its various stock options plans were equitably adjusted to reflect the stock dividend in accordance with the terms of such plans, taking into effect any differential in the closing price of the Common Stock and the Class A Common Stock on June 1, 2007. Applicable terms of all other instruments and agreements to purchase Common Stock or Class A Common Stock were appropriately adjusted to reflect the stock dividend as well. All applicable share and per-share data in these consolidated financial statements and related disclosures have been retroactively adjusted to give effect to this stock split.

Stock Options – On November 2, 2007, the Company’s shareholders approved the 2007 Equity Incentive Plan. As of that date, all future awards are to be granted under the 2007 Equity Incentive Plan. Therefore, the Company no longer grants options under any of its previously approved plans, including: the 2003 Directors’ Stock Option Plan, 2000 Employees Class A Stock Option Plan, 1997 Employees Class A Stock Option Plan and Amended and Restated Directors’ Stock Option Plan (together, the “Prior Option Plans”). All outstanding options issued under such Prior Option Plans will not be affected and will continue to be outstanding in accordance with their terms and the terms of the Prior Option Plans pursuant to which they were issued. The number of shares of Class A stock available for grant under the 2007 Equity Incentive Plan is 750,000, of which a maximum of 550,000 may be issued upon the exercise of incentive stock options. As of March 30, 2008, of these amounts, the Company has granted 25,900 shares of restricted Class A Common Stock and options to purchase 313,400 shares of Class A Common Stock, leaving 410,700 shares available for future grants.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

The purpose of the 2007 Equity Incentive Plan is to enable the Company to attract, retain and motivate key employees and non-employee directors by providing them equity participation. The plan provides for incentive stock options (“ISO’s”) under Section 422 of the Internal Revenue Code of 1986, as amended, and for options which are not ISO’s, stock appreciation rights (SARs), stock grants and stock equivalent units. Options, SARs and stock equivalent units granted under the employee plans may not have terms exceeding ten years (in the case of optionees holding 10% or more of the combined voting rights of the Company’s securities, ISO’s may not have terms exceeding five years) and may not provide for an option exercise price of less than 100% of the fair market value of the Company’s Class A Stock on the day of the grant (110% of such fair market value in the case of optionees holding 10% or more of the combined voting rights of the Company’s securities). With regard to each option grant, the option first vests with respect to one-third on first anniversary of the grant of such option, one-third on the second anniversary of the grant of such option and as to the balance of such shares on the third anniversary of such option. With regard to each restricted stock grant, the grant is subject to a risk of forfeiture which fist lapses with respect to approximately one-third on the first anniversary of such grant, approximately one-third on the second anniversary of such grant and the balance of such shares on the third anniversary of such grant.

Under the 2007 Equity Incentive Plan, options to purchase 10,000 shares of Class A Common Stock are automatically granted to each of the Company’s non-employee directors on the date of the Company’s annual meeting and are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of such option and as to the balance of such shares on the second anniversary of grant of such option.

Transactions under the above plans for the fiscal years 2006, 2007 and 2008 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

		(per share)	(in years)

Outstanding at March 27, 2005	2,566,283	$7.47
Granted	90,000	14.91
Canceled/Expired	(15,752)	7.35
Exercised	(880,755)	6.49

Outstanding at March 26, 2006	1,759,776	8.33
Granted	105,000	18.81
Canceled/Expired	(5,198)	6.17
Exercised	(298,656)	7.51

Outstanding at April 1, 2007	1,560,922	9.21
Granted	313,400	11.69
Canceled/Expired	(16,164)	17.79
Exercised	(328,820)	7.99

Outstanding at March 30, 2008	1,529,338	$9.90	5.2	$3,612,000

Exercisable at March 30, 2008	1,185,938	$9.20	3.8	$3,342,000

The Company expects options to purchase 157,800 shares to vest during fiscal 2009. Historically, forfeitures of options have not been significant.

The weighted average grant date fair values of options granted during fiscal years 2008, 2007 and 2006 were $4.27, $6.53 and $4.45, respectively.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

			Options Outstanding			Options Exercisable

Ranges of exercise prices:			Number	Weighted- Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price

$4.42	-	$5.24	146,625	2.8	$4.92	146,625	$4.92
6.59	-	7.13	101,200	1.1	6.60	101,200	6.60
7.36	-	9.01	573,613	3.2	8.11	573,613	8.11
10.00	-	11.22	457,900	7.4	10.73	214,500	11.16
14.91	-	16.36	160,000	8.7	15.55	90,000	14.92
18.81	-	18.84	90,000	8.9	18.82	60,000	18.82

			1,529,338	5.2	$9.90	1,185,938	$9.20

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. For fiscal years 2008, 2007 and 2006, the total intrinsic value of stock options exercised was approximately $4.0 million, $3.5 million and $7.4 million, respectively. Proceeds from stock options exercised during the fiscal years ended 2008, 2007 and 2006 totaled $2.6 million, $2.2 million and $5.7 million, respectively. Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during the fiscal years ended 2008, 2007 and 2006 totaled $1.6 million, $1.2 million and $2.7 million, respectively. As of March 30, 2008, total unrecognized compensation cost related to nonvested stock options totaled $1.3 million and is expected to be recognized over approximately 3 years. The total fair value of shares vested during fiscal year was $0.6 million.

Restricted stock – In March of 2008, the Company granted 25,900 shares of restricted “non-vested” Class A Common Stock awards to certain employees, and as of March 30, 2008 none of these awards were vested or forfeited. The grant date fair value of restricted stock awards granted was $10.35, which was the market price of the underlying shares on the date of grant. The aggregate fair value of the restricted stock awards was approximately $0.3 million. There were no restricted stock awards granted in prior periods. As of March 30, 2008, there was approximately $0.3 million of unrecognized compensation cost related to restricted stock awards, which is expected to be recognized over approximately 3 years.

Stock Rights - The Company has a Shareholder Rights Plan under which a Preferred Share Purchase Right (Right) is represented by outstanding shares of the Company’s Common and Class A Common Stock. The Rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which the Company’s Board of Directors believes is inadequate or structured in a coercive manner.

The Rights become exercisable on the tenth day (or such later date as the Board of Directors may determine) after public announcement that a person or a group (subject to certain exceptions) has acquired 20% or more of the outstanding Common Stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the Common Stock.

On January 31, 2007, the Board of Directors of the Company approved and the Company entered into an Amended and Restated Rights Agreement (the “Agreement”). The Agreement amended and restated that certain Rights Agreement (the “Original Agreement”) between the Company and First Union National Bank of North Carolina (which was succeeded in interest by American Stock Transfer & Trust Company) dated as of February 6, 1997. The principal purpose of the Agreement was to extend the final expiration date of the Rights certificates issued under the Original Agreement from February 2, 2007 to February 2, 2011. The Agreement also implements certain other changes to the Original Agreement, including modifications to the provisions governing “Exempt Persons.”

On May 18, 2007, the Board of Directors of the Company approved and the Company entered into an Amendment (the “Amendment”) to the Amended and Restated Rights Agreement, dated as of January 31, 2007, between the Company and American Stock Transfer & Trust Company, as rights agent. The Amendment amended the Agreement to clarify that an Exempt Person (as defined under the Agreement) will not cease to be an Exempt Person if such person acquires additional shares of Common Stock pursuant to one or more actions or transactions approved by the Company’s Board of Directors.

Treasury Stock – During fiscal year 2007, the Company retired 9,177 shares of Common Stock and 1,651 shares of Class A Common Stock, previously held in treasury.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

15.	RELATED PARTY TRANSACTIONS

In October 2007, the Company entered into a lease for a Benihana restaurant to be located in Orlando, FL. The landlord is Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation. Two directors of the Company are also directors of Bluegreen Corporation.

As discussed in Note 13, the Company sold an aggregate 800,000 shares of its Series B Preferred Stock to BFC for $20.0 million. John E. Abdo, a director of the Company, is a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. The sale of Series B Preferred Stock was completed in two tranches during fiscal years 2005 and 2006. The sale of Series B Preferred Stock resulted in net aggregate proceeds of $19.2 million ($9.3 million in fiscal 2005 and $9.9 million in fiscal 2006).

Benihana of Tokyo, Inc. (“BOT”) owns a Benihana restaurant in Honolulu, Hawaii (the “Honolulu Restaurant”) and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Company which consists of the United States (except for rights related to the State of Hawaii) and Central and South America and the islands of the Caribbean Sea. The Company also granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by Rocky H. Aoki, the Company founder. The Company has a right of first refusal to purchase any Hawaiian restaurant or any joint venture or sublicensing thereof proposed to be made by BOT with an unaffiliated third party; and, in the event any Hawaiian restaurant is sold, sublicensed or transferred to a third party not affiliated with Rocky H. Aoki, the Company will be entitled to receive royalties from such restaurant equal to 6% of gross revenues.

In April 2006, the Company sold the assets of its sole Doraku restaurant to Kevin Aoki, the Company’s former Vice President of Marketing and a former member of the Board of Directors. The assets were sold for $0.5 million, after adjustment, as determined by an independent appraisal. The transaction was approved by the Board of Directors. Pursuant to the sale agreement, Kevin Aoki extended the non-competition provision of his employment agreement through August 31, 2008, but Mr. Aoki is permitted (i) to own, operate and manage Sushi Doraku restaurants in Hawaii and in Miami-Dade County, Florida, provided any such restaurants in Miami-Dade County are not within a seven mile radius of any existing or proposed restaurants then being operated by the Company or any of its subsidiaries or franchisees and (ii) to have an interest in any other additional Sushi Doraku restaurants with the prior written consent, not to be unreasonably withheld, of a committee of Benihana’s Board of Directors. Additionally, the Company paid Mr. Aoki less than $0.1 million upon his resignation from the Company, representing the remainder of his unearned salary under an employment agreement. Consistent with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” these items are reflected in the Company’s fiscal 2007 results. The financial impact of this transaction was nominal.

While the assets of the Doraku restaurant meet the definition of “discontinued operations,” as defined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company has not segregated Doraku’s results of operations, as the amounts are immaterial. Net income totaled approximately $41,000 and $24,000 for fiscal years 2007 and 2006, respectively.

Darwin C. Dornbush, the Company’s Secretary and a retired director of the Company, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, formerly known as Dornbush Schaeffer Strongin & Weinstein, LLP, a law firm. In the fiscal years 2008, 2007 and 2006, the Company incurred approximately $0.9 million, $0.8 million and $0.7 million, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP.

During fiscal 2008, J. Ronald Castell, a director of the Company, provided certain marketing consulting services. Mr. Castell earned approximately $30,000 in consulting fees during the fiscal year.

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

The Company’s annual incentive compensation plan ties key employees’ bonus earning potential to individually-designed performance objectives. Under the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives. Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results of the Company. A portion of awards is also determined by achieving other performance and management goals.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

For fiscal year 2008, the maximum incentive awards that could be awarded to the Company’s named executive officers pursuant to the incentive compensation plan are as follows: for the chief executive officer – 50% of annual base salary, chief operating officer and president – 45% of annual base salary, executive vice president – operations – 40% of annual base salary, and other vice presidents– 30% of annual base salary. The controller and the other senior directors are eligible to receive their annual base salary multiplied by 25%.

For fiscal years 2007 and 2006, the maximum incentive awards that could be awarded to the Company’s named executive officers pursuant to the incentive compensation plan are as follows: for the president and chief executive officer, executive vice president of operations, senior vice president – finance, vice president – marketing, senior vice president – chief operating officer and the vice president – sushi division: their annual base salary multiplied by 30%. The controller and the other senior directors are eligible to receive their annual base salary multiplied by 25% in fiscal 2007 and 20% in fiscal 2006.

Incentive compensation earned is payable in a lump sum payment.

Target rates are approved annually based upon a review of the rates of return on equity of other publicly traded restaurant businesses by the Compensation Committee of the Board of Directors.

The Company recorded $0.3 million, $0.3 million, and $0.5 million of corporate incentive compensation expense for fiscal years 2008, 2007 and 2006, respectively.

The Company has an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. The Company has elected to invest the deferrals in mutual funds that track the election made by the participants and to monitor the selected investment’s performance. Investment earnings are credited to their accounts and the Company increases or decreases its obligations under the deferred compensation plan.

17.	SEGMENT REPORTING

The Company’s reportable segments are those that are based on the Company’s methods of internal reporting and management structure. The Company manages operations by restaurant concept.

Revenues for each of the segments consist of restaurant sales. Franchise revenues, while generated from Benihana franchises, have not been allocated to the Benihana teppanyaki segment. Franchise revenues are reflected as corporate revenues.

The table below presents information about reportable segments for fiscal years 2008, 2007 and 2006 (in thousands):

	Fiscal Year Ended

	March 30, 2008

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated

Revenues	$215,716	$44,965	$34,509	$—	$1,756	$296,946

Income from operations	25,177	807	4,326	—	(12,722)	17,588

Capital expenditures	33,844	10,483	10,809	—	—	55,136

Depreciation expense	12,173	2,192	2,096	—	134	16,595

Goodwill	11,214	11,880	6,896	—	—	29,990

Total assets	140,798	40,332	30,543	—	29,981	241,654

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 30, 2008, APRIL 1, 2007 AND MARCH 26, 2006

	Fiscal Year Ended

	April 1, 2007

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated

Revenues	$200,248	$38,986	$31,661	$185	$1,569	$272,649

Income from operations	23,850	2,538	5,451	70	(10,113)	21,796

Capital expenditures	29,774	6,201	1,568	—	—	37,543

Depreciation expense	9,951	1,507	1,756	—	109	13,323

Goodwill	11,214	11,880	6,896	—	—	29,990

Total assets	120,485	30,540	22,121	—	31,143	204,289

	Fiscal Year Ended

	March 26, 2006

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated

Revenues	$189,796	$24,620	$27,662	$1,954	$1,521	$245,553

Income from operations	25,285	2,302	4,599	41	(9,084)	23,143

Capital expenditures	17,816	4,904	3,111	3	—	25,834

Depreciation expense	8,715	903	1,572	115	81	11,386

Goodwill	11,214	11,880	6,896	—	—	29,990

Total assets	100,294	25,079	22,960	534	42,649	191,516

18.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal quarter ended (in thousands except for per share information)

	March 30, 2008				April 1, 2007

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$70,228	$69,814	$66,969	$89,935	$71,625	$62,202	$58,929	$79,893
Gross profit	53,110	53,096	50,923	68,334	53,801	46,714	44,247	60,267
Net income	2,907	3,171	2,509	4,206	4,072	3,279	2,623	4,521
Basic earnings per share	$0.17	$0.19	$0.15	$0.26	$0.25	$0.20	$0.16	$0.28
Diluted earnings per share	$0.17	$0.19	$0.15	$0.25	$0.23	$0.19	$0.15	$0.26

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the “Company”) as of March 30, 2008 and April 1, 2007, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended March 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 30, 2008 and April 1, 2007, and the results of its operations and its cash flows for each of the three years in the period ended March 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 13, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 13, 2008

EVALUATION DISCLOSURE CONTROLS AND PROCEDURES

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to the Company and our subsidiaries required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 30, 2008 based on the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control structure and consequently, the Company’s internal control over financial reporting were effective as of March 30, 2008.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company’s internal control over financial reporting as of March 30, 2008. Deloitte & Touche LLP expressed an unqualified opinion on our internal control over financial reporting as of March 30, 2008 as stated in their report included herein.

/s/ Joel A. Schwartz

Joel A. Schwartz
Chief Executive Officer

/s/ Jose I. Ortega

Jose I. Ortega
Chief Financial Officer

June 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the internal control over financial reporting of Benihana Inc. and subsidiaries (the “Company”) as of March 30, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 30, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 30, 2008 of the Company and our report dated June 13, 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 13, 2008

OFFICERS AND DIRECTORS

CORPORATE OFFICERS

Joel A. Schwartz – Chairman of the Board and Chief Executive Officer

Juan C. Garcia – President and Chief Operating Officer

Taka Yoshimoto - Executive Vice President - Operations

Jose I. Ortega - Vice President-Finance, Chief Financial Officer and Treasurer

Darwin C. Dornbush - Secretary

DIRECTORS

Joel A. Schwartz

Taka Yoshimoto

John E. Abdo - Vice Chairman of the Board of Directors and Chairman of the Executive Committee,

BFC Financial Corporation; Vice Chairman of the Board and Chairman of the Executive Committee,
BankAtlantic Bancorp., Inc.; Vice Chairman, Woodbridge Holdings Inc.; and Vice Chairman of the
Board, Bluegreen Corporation.

Norman Becker - Independent Consultant, Certified Public Accountant

J. Ronald Castell - ReelRon LLC

Lewis Jaffe - Chief Executive Officer, Lynch Ambulance

Robert B. Sturges - Chief Executive Officer, Nevada Gold & Casinos Inc. and Limited Partner in the Miami Heat NBA
franchise

Richard C. Stockinger – Restaurant Consultant; Former President, Patina Restaurant Group; Former Vice President,
Treasurer and Secretary, The Smith & Wollensky Restaurant Group, Inc.

Joseph J. West, Ph.D. - Dean, School of Hospitality and Tourism Management, Florida International University

CORPORATE INFORMATION

COMMON STOCK
NASDAQ Symbols
Common Stock	BNHN
Class A Common Stock	BNHNA

GENERAL COUNSEL
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue
New York, New York 10017

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
200 South Biscayne Boulevard
Suite 400
Miami, Florida 33131

10-K REPORT AVAILABILITY
A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.Benihana.com or can be obtained by writing us at:
8685 N.W. 53rd Terrace
Miami, Florida 33166

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS
8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

COMMON STOCK INFORMATION

The Company’s Common Stock and Class A Common Stock are traded on the Nasdaq Global Market. There were 439 holders of record of the Company’s Common Stock and 415 holders of record of the Class A Common Stock at March 30, 2008.

On May 18, 2007, the Board of Directors declared a 3 for 2 stock dividend payable in Common Shares to the holders of both the Class A Shares and Common Shares. The stock dividend was paid on June 15, 2007 to holders of record June 1, 2007.

The table below sets forth the high and low prices for the Company’s Common Stock and Class A Common Stock for the periods indicated. The high and low prices have been adjusted as if the stock dividend had been in existence for the fiscal periods presented.

	Fiscal Year Ended

	March 30, 2008		April 1, 2007

COMMON STOCK	High	Low	High	Low

1st Quarter	$22.31	$19.23	$24.10	$14.57
2nd Quarter	21.56	16.50	20.23	14.10
3rd Quarter	18.23	10.80	22.17	17.78
4th Quarter	12.49	9.20	22.81	18.83

	Fiscal Year Ended

CLASS A	March 30, 2008		April 1, 2007

COMMON STOCK	High	Low	High	Low

1st Quarter	$22.08	$19.36	$24.14	$14.53
2nd Quarter	21.47	16.49	20.13	14.19
3rd Quarter	18.45	10.74	21.90	17.19
4th Quarter	12.52	9.21	22.42	18.74

The Class A Common Stock is identical to the Common Stock except that it gives the holder one-tenth (1/10) vote per share, voting together with the Company’s Common Stock as a single class on all matters except the election of directors. For election of directors, the Class A Common stockholders vote as a class to elect 25% of the members of the Board of Directors.

The Company has not declared or paid a cash dividend on common equity since its organization and has no present intention of paying any such dividend in the foreseeable future. The Company intends to retain all available cash for the operation and expansion of its business. In addition, the Company’s present loan agreement restricts the payment of cash dividends on all classes of common stock.

Set forth below is a comparison of the five-year cumulative total return among Common Stock of the Company, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812 (Retail – Eating Places), in each case assuming that $100 was invested on the last day of the fiscal year ending of 2003, March 30, 2003. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BENIHANA INC., COMMON STOCK
NASDAQ MARKET (U.S.) INDEX AND SIC CODE INDEX

	2003	2004	2005	2006	2007	2008

BENIHANA INC.	100.00	162.94	143.00	281.03	274.80	167.13
SIC CODE INDEX	100.00	160.09	176.60	198.67	218.10	216.79
NASDAQ MARKET INDEX (U.S.)	100.00	154.14	155.50	184.83	195.64	183.38

Set forth below is a comparison of the five-year cumulative total return among Class A Common Stock of the Company, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812, in each case assuming that $100 was invested on the last day of the fiscal year ending in 2003, March 30, 2003. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BENIHANA INC., CLASS A,
NASDAQ MARKET (U.S.) INDEX AND SIC CODE INDEX

	2003	2004	2005	2006	2007	2008

BENIHANA INC. CLASS A	100.00	168.57	149.10	288.96	283.84	170.40
SIC CODE INDEX	100.00	160.09	176.60	198.67	218.10	216.79
NASDAQ MARKET INDEX (U.S.)	100.00	154.14	155.50	184.83	195.64	183.38