Form 10-K, Exhibit 13
period 2009-03-29
BENIHANA INC
filed 2009-06-29
CIK 935226

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

We have a 52/53-weekfiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. Fiscal year 2007 consisted of 53 weeks and all other fiscal years presented consisted of 52 weeks.

	Fiscal Year Ended
(in thousands except per share data)	March 29, 2009	March 30, 2008	April 1, 2007	March 26, 2006	March 27, 2005
	(53 week year)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Revenues	$305,607	$296,946	$272,649	$245,553	$218,331
Cost of food and beverage sales	72,646	69,727	66,051	59,014	53,372
Restaurant operating expenses	188,922	178,099	159,456	139,433	126,825
Restaurant opening costs	2,165	3,440	1,535	1,270	1,304
Marketing, general and administrative expenses	30,289	28,092	23,811	22,693	20,939
Impairment charges	21,505	—	—	—	2,668
Interest (expense) income, net	(848)	270	465	88	(298)
(Loss) income before income taxes and minority interest	(10,768)	17,858	22,261	23,231	12,925
Income tax (benefit) provision	(5,703)	5,065	7,766	8,491	4,520
(Loss) income before minority interest	(5,065)	12,793	14,495	14,740	8,405
Minority interest	—	—	—	178	585
Net (loss) income	(5,065)	12,793	14,495	14,562	7,820
Basic (loss) earnings per share (1)	$(0.40)	$0.77	$0.90	$0.93	$0.54
Diluted (loss) earnings per share (1)	$(0.40)	$0.75	$0.84	$0.91	$0.51

CONSOLIDATED BALANCE SHEETS DATA:
Total assets	$257,127	$241,654	$204,289	$191,516	$154,254
Long-term debt including current maturities	33,351	17,422	—	6,666	10,000
Stockholders’ equity	152,437	157,616	142,482	125,262	103,207

OTHER FINANCIAL DATA:
Capital expenditures, net of insurance proceeds	$46,809	$55,136	$37,543	$25,834	$22,446

(1)
On May 18, 2007, our board of directors declared a 3 for 2 stock dividend payable in common shares to the holders of both the Class A shares and common shares. The stock dividend was paid on June 15, 2007 to holders of record June 1, 2007. The basic and diluted earnings per common share are shown as if the stock dividend had been in existence for each fiscal year presented, in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standard No. 128, “Earnings per Share.”

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Management’s discussion and analysis below should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

Overview

Our Business

We have operated “Benihana” teppanyaki-style Japanese restaurants in the United States for 45 years, and we believe we are one of the largest operators of teppanyaki-style restaurants in the country. We also operate two other Asian restaurant concepts: RA Sushi and Haru.

Our core concept, the Benihana restaurant, offers teppanyaki-style Japanese cuisine in which fresh steak, chicken and seafood are prepared by a chef on a steel teppan grill at the center of the customers’ table. We believe that the Benihana style of presentation makes us a unique choice for customers, and customers who are seeking greater value for their dining budget appreciate the added entertainment provided by the chef cooking directly at their table. In addition to our Benihana restaurants, we also operate two other restaurant concepts offering Asian, predominately sushi, entrees. We sold our sole Sushi Doraku restaurant during fiscal year 2007.

The RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a fun-filled, high-energy environment. RA Sushi caters to a younger demographic, and we believe that it is highly suitable for a variety of real estate options, including “life-style” centers, shopping centers and malls, as well as areas with a nightlife component. RA Sushi’s beverage sales represent approximately 34% of restaurant sales. The RA Sushi restaurants are less expensive to build than our other two concepts and offer us a growth vehicle that we believe can succeed in various types of markets.

Our Haru concept features an extensive menu of traditional Japanese and Japanese fusion dishes in a modern, urban atmosphere. We believe that the Haru concept is well suited for densely populated cities with nearby shopping, office and tourist areas. The Haru concept generates high average restaurant sales volumes from take-out and delivery. Approximately 35% of our Haru New York, NY locations’ revenues are derived from delivery and takeout sales.

The following table reflects changes in restaurant count by concept during the fiscal years ended March 30, 2008 and March 29, 2009:

	Teppanyaki	RA Sushi	Haru	Total
Restaurant count, April 1, 2007	59	13	7	79
Openings	3	5	2	10
Closings	(2)	—	—	(2)
Restaurant count, March 30, 2008	60	18	9	87
Openings	4	4	—	8
Restaurant count, March 29, 2009	64	22	9	95

Summary of results

Summary highlights of our fiscal year 2009 as compared to the previous fiscal year are as follows:

●	seventeenth consecutive year with total sales increases;
●	opened four new Benihana restaurants in Coral Springs, FL, Columbus, OH, Plymouth Meeting, PA and Plano, TX;
●	opened four new RA Sushi restaurants in Chino Hills, CA, Huntington Beach, CA, Pembroke Pines, FL and South Miami, FL;
●	opened three franchised Benihana restaurants in Chile, Key West, FL and Tom’s River, NJ;
●	completed the renovation program with the remodeling of 22 Benihana restaurants; and 
●	rebuilt and re-opened the Benihana restaurant in Memphis, TN after it was destroyed by fire in fiscal year 2008.

Total revenues increased 2.9% in fiscal year 2009. Net loss for fiscal year 2009 was $5.1 million, a decrease of 139.8% from net income of approximately $12.8 million in fiscal year 2008. Basic loss per common share decreased to $0.40 for fiscal year 2009 from basic earnings per share of $0.77 for fiscal year 2008. Basic weighted average shares outstanding increased by approximately 0.1 million shares to 15.3 million shares at March 29, 2009 from 15.2 million shares at March 30, 2008. Diluted loss per common share decreased to $0.40 for fiscal year 2009 from diluted earnings per common share of $0.75 in fiscal year 2008. Average diluted weighted shares outstanding decreased by approximately 1.9 million shares to 15.3 shares at March 29, 2009 from 17.2 million shares at March 30, 2008. The decrease in diluted weighted average shares outstanding during fiscal year 2009 compared to fiscal year 2008 was due to the impact of lower stock prices during fiscal year 2009 on the weighted average shares calculation.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Results for the fiscal year ended March 29, 2009 were adversely impacted by a challenging economic environment, resulting in softer sales trends and increased costs at the restaurant level. In response to the ongoing macroeconomic and industry challenges, we are actively managing controllable expenses and, in an effort to drive traffic, continue to highlight the distinct nature of the guest experience with our new multi-media campaign at the Benihana concept and through a combination of media advertising and local marketing initiatives at our RA Sushi and Haru concepts. Additionally, we have opted to reduce capital expenditures and limit near-term expansion to those development projects for which leases have already been executed.

Results for the fiscal year ended March 29, 2009 were also impacted by a non-cash long-lived asset impairment charge of $9.6 million ($5.7 million after-tax) and a non-cash goodwill impairment charge of $11.9 million ($7.0 million after-tax). For further discussion of this adjustment, refer to the operating costs and expenses section of management’s discussion and analysis of financial condition and results of operations and Note 11, Impairment Charges, of the consolidated financial statements.

Outlook

We anticipate that comparable restaurant sales trends will remain soft for the foreseeable future. Accordingly, depressed sales volumes will continue to impact the operating efficiencies attainable at both the restaurant and corporate levels. Furthermore, as we continue to expand our restaurant concepts, our financial results will be impacted by the ratio of newer restaurants to more established restaurants since sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies. We do, however, anticipate a slight increase in restaurant sales in fiscal year 2010, as compared to fiscal year 2009, due primarily to planned restaurant openings as well as the benefit of additional operating weeks from locations temporarily closed as part of the renovation program during fiscal year 2009.

There are significant risks and challenges that could impact our financial results and ability to increase sales and earnings. The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef and seafood as well as other items necessary to operate such as electricity or other energy supplies, and the ability to pass along increased costs to customers through price increases. Additionally, the restaurant industry is characterized by a significant initial capital investment coupled with high labor costs. Other risks and uncertainties are discussed in “Forward looking statements” found elsewhere in this report. We are focused on monitoring costs and increasing comparable restaurant sales to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans take into account these operational factors and investment costs to generate sustainable operating results and achieve acceptable returns of investment from each of our restaurant concepts.

Operating results

Revenues

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of restaurants in operation, the number of patrons that visit our restaurants and franchisees’ restaurants and the average per person guest check amounts.

The following table shows revenues for the fiscal years ended March 29, 2009, March 30, 2008 and April 1, 2007 and the related percentage changes (dollar amounts in thousands):

	Fiscal Year Ended
	2009		2008		2007 (53 weeks)
		Percentage change from 2008		Percentage change from 2007
Restaurant sales	$303,868	2.9%	$295,190	8.9%	$271,080
Franchise fees and royalties	1,739	-1.0%	1,756	11.9%	1,569
Total revenues	$305,607	2.9%	$296,946	8.9%	$272,649

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The following table summarizes restaurant sales by concept for the fiscal years ended March 29, 2009, March 30, 2008, and April 1, 2007 and the related percentage changes (dollar amounts in thousands):

	Fiscal Year Ended
	2009		2008		2007 (53 weeks)
Total restaurant sales by concept:		Percentage change from 2008		Percentage change from 2007
Teppanyaki	$206,970	-4.1%	$215,716	7.7%	$200,248
RA Sushi	61,270	36.3%	44,965	15.3%	38,986
Haru	35,628	3.2%	34,509	9.0%	31,661
Sushi Doraku	—	0.0%	—	-100.0%	185
Total restaurant sales	$303,868	2.9%	$295,190	8.9%	$271,080

The following table summarizes comparable restaurant sales by concept and the percentage changes between fiscal years 2009 and 2008 and fiscal years 2008 and 2007, respectively (dollar amounts in thousands). Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

	Fiscal Year Ended			Fiscal Year Ended
Comparable restaurant sales by concept:	2009	2008	Percentage change from 2008	2008	2007	Percentage change from 2007
Teppanyaki	$189,165	$204,969	-7.7%	$186,602	$181,278	2.9%
RA Sushi	41,500	44,886	-7.5%	37,694	38,089	-1.0%
Haru	30,853	34,509	-10.6%	32,160	31,045	3.6%
Total comparable restaurant sales	$261,518	$284,364	-8.0%	$256,456	$250,412	2.4%

The following table summarizes the changes in restaurant sales between the fiscal years ended April 1, 2007, March 30, 2008 and March 29, 2009 (in thousands):

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Total
Restaurant sales during fiscal year ended April 1, 2007	$200,248	$38,986	$31,661	$185	$271,080
Increase (decrease) in comparable sales	5,324	(395)	1,115	—	6,044
Increase from new restaurants	11,325	7,276	2,349	—	20,950
Decrease from closed or sold restaurants	(2,561)	—	—	(185)	(2,746)
Increase from temporary closures, net	5,375	—	—	—	5,375
Impact of 53rd week during fiscal year 2007	(3,995)	(902)	(616)	—	(5,513)
Restaurant sales during fiscal year ended March 30, 2008	215,716	44,965	34,509	—	295,190
Decrease in comparable sales	(15,804)	(3,386)	(3,656)	—	(22,846)
Increase from new restaurants	6,232	19,691	4,775	—	30,698
Decrease from closed restaurants	(1,886)	—	—	—	(1,886)
Increase from temporary closures, net	2,712	—	—	—	2,712
Restaurant sales during fiscal year ended March 29, 2009	$206,970	$61,270	$35,628	$—	$303,868

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

2009 compared to 2008

Total revenues increased 2.9% in fiscal year 2009 when compared to fiscal year 2008. Restaurant sales increased $8.7 million in fiscal year 2009 when compared to fiscal year 2008. The increase in restaurant sales was mainly attributable to sales from new restaurants of $30.7 million and an increase in sales of $2.7 million due to a fewer number of lost weeks from temporary closures in the current fiscal year, offset by a decrease in sales from restaurants opened longer than one year of $22.8 million and a decrease of $1.9 million for permanently closed restaurants. We believe that the decreases experienced in comparable guest counts at all of our concepts are reflective of the current economic conditions impacting consumers, and we anticipate that comparable sales trends will remain soft for the foreseeable future.

Benihana - Sales for the Benihana restaurants decreased $8.8 million in fiscal year 2009 compared to fiscal year 2008. The decrease is attributable to decreases in sales from restaurants opened longer than one year of $15.8 million and lost sales attributable to permanent restaurant closures totaling $1.9 million offset by in an increase in sales from new restaurants of $6.2 million and an increase in sales of $2.7 million due to a fewer number of lost weeks from temporary closures in the current fiscal year. Sales from new restaurants were mainly attributable to the Coral Springs, FL, Columbus, OH, Plymouth Meeting, PA and Plano, TX restaurants that opened during the current fiscal year as well as the Chandler, AZ, Maple Grove, MN and Dulles, VA locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for Benihana restaurants opened longer than one year decreased 7.7% due primarily to a decrease of 9.3% in dine-in guest counts offset by a 1.3% increase in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $28.39 in fiscal year 2009 compared to $28.02 in fiscal year 2008.

RA Sushi - Sales for the RA Sushi restaurants increased $16.3 million in fiscal year 2009 compared to fiscal year 2008. The increase is attributable to sales from new restaurants of $19.7 million offset by decreases in sales from restaurants opened longer than one year of $3.4 million. Sales from new restaurants were mainly attributable to the Pembroke Pines, FL, South Miami, FL, Chino Hills, CA and Huntington Beach, CA restaurants that opened during the current fiscal year as well as the Mesa, AZ, Tustin, CA, Lombard, IL, Baltimore, MD and Plano, TX locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year decreased 7.5% due primarily to a decrease of 5.4% in dine-in guest counts as well as a decrease of 2.2% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $21.05 in fiscal year 2009 compared to $21.54 in fiscal year 2008. The decrease in dine in guest check amount in fiscal year 2009, as compared to fiscal year 2008, was primarily due to a lower-priced extended happy hour menu implemented in the current fiscal year.

Haru - Sales for the Haru restaurants increased $1.1 million in fiscal year 2009 compared to fiscal year 2008. The increase is attributable to sales from new restaurants of $4.8 million offset by decreases in sales from restaurants opened longer than one year of $3.7 million. Sales from new restaurants were mainly attributable to the Boston, MA restaurant and the Wall Street location in New York, NY that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for Haru restaurants opened longer than one year decreased 10.6%. Dine-in sales, which comprised 66.9% percent of restaurant sales, decreased 9.1% due primarily to a 13.1% decrease in dine-in guest counts offset by a 4.0% increase in the average per person dine-in guest check. Take-out sales, which comprised 33.1% of restaurant sales, decreased 11.6%. The average comparable per person dine-in guest check amount was $31.65 in fiscal year 2009 compared to $30.43 in fiscal year 2008.

Franchise fees and royalties - Franchise fees and royalties decreased 1.0% in fiscal year 2009 when compared to fiscal year 2008 due primarily to a decrease in sales at franchised locations offset by an increase in sales from franchises opened during fiscal year 2009. During fiscal year 2009, three franchised restaurants were opened in Chile, Key West, FL and Tom’s River, NJ.

2008 compared to 2007

Total revenues increased 8.9% in fiscal year 2008 when compared to fiscal year 2007. Restaurant sales increased $24.1 million in fiscal year 2008 when compared to fiscal year 2007. The increase in restaurant sales was mainly attributable to sales from new restaurants of $21.0 million, an increase in sales from restaurants opened longer than one year of $6.0 million and increases in sales of $5.4 million due to a fewer number of lost weeks from temporary closures in fiscal year 2008, offset by decreases in sales of $5.5 million attributable to an additional week in fiscal year 2007 and $2.7 million for permanently closed or sold restaurants.

Benihana - Sales for the Benihana restaurants increased $15.5 million in fiscal year 2008 compared to fiscal year 2007. The increase is attributable to increases in sales from new restaurants of $11.3 million, increases in sales from restaurants opened longer than one year of $5.3 million and increases in sales of $5.4 million due to a fewer number of lost weeks from temporary closures in fiscal year 2008 offset by decreases in sales of $4.0 million attributable to an additional week in fiscal year 2007 and lost sales attributable to permanent restaurant closures totaling $2.6 million. Sales from new restaurants were mainly attributable to the Chandler, AZ, Maple Grove, MN and Dulles, VA restaurants that opened during fiscal year 2008 as well as the Coral Gables, FL and Miramar, FL locations that contributed operating weeks in fiscal year 2008 before entering the comparable restaurant base. Total comparable restaurant sales growth for Benihana restaurants opened longer than one year increased 2.9% due primarily to a 9.5% increase in the average per person dine-in guest check offset by a decrease of 5.5% in dine-in guest counts. The average comparable per person dine-in guest check amount was $27.63 in fiscal year 2008 compared to $25.23 in fiscal year 2007. The decrease in dine-in guest counts was primarily experienced in lunch traffic. Comparable Benihana dine-in guest counts during dinner remained flat when compared to fiscal year 2007.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

RA Sushi - Sales for the RA Sushi restaurants increased $6.0 million in fiscal year 2008 compared to fiscal year 2007. The increase is attributable to sales from new restaurants of $7.3 million offset by decreases in sales from restaurants opened longer than one year of $0.4 million and a $0.9 million decrease in sales attributable to an additional week in fiscal year 2007. Sales from new restaurants were mainly attributable to the Mesa, AZ, Tustin, CA, Lombard, IL, Baltimore, MD and Plano, TX restaurants that opened during fiscal year 2008 as well as the Corona, CA, Torrance, CA, and Glenview, IL locations that contributed operating weeks in fiscal year 2008 before entering the comparable restaurant base. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year decreased 1.0% due primarily to a decrease of 3.0% in dine-in guest counts offset by an increase of 2.2% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $21.52 in fiscal year 2008 compared to $21.05 in fiscal year 2007.

Haru - Sales for the Haru restaurants increased $2.8 million in fiscal year 2008 compared to fiscal year 2007. The increase is attributable to sales from new restaurants of $2.3 million and increases in sales from restaurants opened longer than one year of $1.1 million offset by decreases in sales of $0.6 million attributable to an additional week in fiscal year 2007. Sales from new restaurants were mainly attributable to the Boston, MA restaurant and the Wall Street location in New York, NY, which opened during fiscal year 2008. Total comparable restaurant sales for Haru restaurants opened longer than one year increased 3.6% due primarily to a 1.5% increase in the average per person dine-in guest check and a 3.6% increase in dine-in guest counts. The average comparable per person dine-in guest check amount was $30.35 in fiscal year 2008 compared to $29.90 in fiscal year 2007.

Franchise fees and royalties - Franchise fees and royalties increased 11.9% in fiscal year 2008 when compared to fiscal year 2007 due primarily to increased royalties as a result of increased sales at franchised locations. During fiscal year 2008, one new franchised restaurant was opened in Panama, and a franchised restaurant in Monterey, CA was closed.

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

Restaurant opening costs include rent during the development period as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred. Restaurant opening costs will vary from location to location depending on a number of factors, including the proximity to our existing restaurants, the size and physical layout of each location, the cost of travel and lodging for different metropolitan areas and the extent of unexpected delays, if any, in obtaining final licenses and permits to open the restaurants, which may also be dependent upon our landlords obtaining their licenses and permits as well as completing their construction activities.

The following tables summarize the costs and expenses by concept, as well as consolidated, for the fiscal years ended March 29, 2009, March 30, 2008 and April 1, 2007.

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated
Fiscal Year Ended March 29, 2009:
Cost of food and beverage sales	$48,879	$15,660	$8,107	$—	$—	$72,646
Restaurant operating expenses	128,141	38,571	22,210	—	—	188,922
Restaurant opening costs	726	1,439	—	—	—	2,165
Marketing, general and administrative expenses	7,946	4,136	1,971	—	16,236	30,289
Impairment charges	1,370	16,555	3,580	—	—	21,505
Total operating expenses	$187,062	$76,361	$35,868	$—	$16,236	$315,527

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated
Fiscal Year Ended March 30, 2008:
Cost of food and beverage sales	$50,939	$11,061	$7,727	$—	$—	$69,727
Restaurant operating expenses	130,496	27,347	20,256	—	—	178,099
Restaurant opening costs	823	1,869	748	—	—	3,440
Marketing, general and administrative expenses	8,281	3,881	1,452	—	14,478	28,092
Total operating expenses	$190,539	$44,158	$30,183	$—	$14,478	$279,358

Fiscal Year Ended April 1, 2007:
Cost of food and beverage sales	$49,169	$9,780	$7,039	$63	$—	$66,051
Restaurant operating expenses	119,024	22,614	17,766	52	—	159,456
Restaurant opening costs	478	854	203	—	—	1,535
Marketing, general and administrative expenses	7,727	3,200	1,202	—	11,682	23,811
Total operating expenses	$176,398	$36,448	$26,210	$115	$11,682	$250,853

The following table summarizes the costs and expenses as a percentage of restaurant sales by concept, as well as consolidated, for the fiscal years ended March 29, 2009, March 30, 2008 and April 1, 2007.

	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Consolidated
Fiscal Year Ended March 29, 2009:
Cost of food and beverage sales	23.6%	25.6%	22.8%	—	23.9%
Restaurant operating expenses	61.9%	63.0%	62.3%	—	62.2%
Restaurant opening costs	0.4%	2.3%	0.0%	—	0.7%
Marketing, general and administrative expenses	3.8%	6.8%	5.5%	—	10.0%
Impairment charges	0.7%	27.0%	10.0%	—	7.1%
Total operating expenses	90.4%	124.6%	100.7%	—	103.8%

Fiscal Year Ended March 30, 2008:
Cost of food and beverage sales	23.6%	24.6%	22.4%	—	23.6%
Restaurant operating expenses	60.5%	60.8%	58.7%	—	60.3%
Restaurant opening costs	0.4%	4.2%	2.2%	—	1.2%
Marketing, general and administrative expenses	3.8%	8.6%	4.2%	—	9.2%
Total operating expenses	88.3%	98.2%	87.5%	—	94.6%

Fiscal Year Ended April 1, 2007:
Cost of food and beverage sales	24.6%	25.1%	22.2%	33.9%	24.4%
Restaurant operating expenses	59.4%	58.0%	56.1%	27.9%	58.8%
Restaurant opening costs	0.2%	2.2%	0.6%	—	0.6%
Marketing, general and administrative expenses	3.9%	8.2%	3.8%	—	8.7%
Total operating expenses	88.1%	93.5%	82.7%	61.8%	92.5%

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

2009 compared to 2008

Cost of food and beverage sales - The cost of food and beverage sales for the current fiscal year increased in dollar amount and as a percentage of restaurant sales when compared to fiscal year 2008. Cost of food and beverage sales, which is generally variable with sales, increased in dollar amount with the net increase in restaurant sales. The increase, when expressed as a percentage of sales, during the current period is primarily attributable to higher year over year commodity costs experienced during fiscal year 2009 and a lower-priced extended happy hour menu implemented at our RA Sushi locations. This increase was also partially offset by a 1% menu price increase taken at our RA Sushi and Haru locations during the second quarter of 2009. While we have not been able to increase menu prices sufficiently to fully offset commodity cost increases experienced during the current fiscal year, we have been able to renew certain commodity purchase agreements at terms more favorable than those in place during the first three quarters of fiscal year 2009. Cost of sales as a percentage of restaurant sales are expected to be favorable when compared to fiscal year 2009 through the first quarter of fiscal year 2010. However, cost of sales as a percentage of restaurant sales will revert to the margins achieved for the full fiscal year 2009 with the rollout of enhanced menu items at Benihana teppanyaki during the second fiscal quarter.

Restaurant operating expenses - Restaurant operating expenses increased in dollar amount and when expressed as a percentage of restaurant sales when compared to fiscal year 2008. The increase in absolute amount is primarily due to the increase in number of restaurants between periods. The increase, when expressed as a percentage of sales, is primarily a result of operating inefficiencies associated with decreasing comparable sales in the current period at mature restaurants, specifically as it relates to utilities and fixed costs including occupancy and depreciation expense, as well as the opening of four new Benihana restaurants and four new RA Sushi restaurants. We anticipate that sales trends will remain soft for the foreseeable future. Accordingly, depressed sales volumes will continue to impact the operating efficiencies attainable at the restaurant level.

Offsetting the increase in restaurant operating expenses during fiscal year 2009 are $0.5 million in business interruption insurance proceeds, which were received and recognized during the period. The business interruption proceeds relate to the Benihana restaurant located in Memphis, TN that was damaged by fire in February 2008. No similar proceeds were recognized during the prior fiscal year.

We recognized additional depreciation expense totaling $0.4 million and $2.4 million during the fiscal year ended March 29, 2009 and March 30, 2008, respectively, which resulted from reevaluating the remaining useful lives of assets at Benihana restaurants remodeled as part of the renovation program. During the fiscal years ended March 29, 2009 and March 30, 2008, we incurred $1.0 million and $1.5 million, respectively, in ongoing expenses at Benihana restaurants temporarily closed for remodeling. The renovation program was completed in fiscal year 2009, with the renovation of an aggregate 22 Benihana restaurants.

Restaurant opening costs - Restaurant opening costs in the fiscal year ended March 29, 2009 decreased in dollar amount and as a percentage of sales as compared to the prior fiscal year. The decrease in the current fiscal year when compared to prior fiscal year is due to the number and timing of restaurant openings.

Marketing, general and administrative expenses - Marketing, general and administrative costs increased in dollar amount and increased when expressed as a percentage of sales in the fiscal year ended March 29, 2009 as compared to the prior fiscal year. The increase in absolute amount during the current fiscal year is primarily due to the recognition of $3.2 million during the fourth quarter of 2009 related to the resignation of Joel A. Schwartz from his positions as Director, Chairman and Chief Executive Officer (as further discussed in Note 15, Resignation of Former Director, Chairman and Chief Executive Officer, of the consolidated financial statements) offset by a recovery of approximately $0.4 million during the third quarter related to a promissory note due from one of our franchisees, which was previously deemed uncollectible in fiscal year 2008. We anticipate that depressed sales volumes will continue to impact the operating efficiencies attainable at the corporate level in fiscal year 2010.

Impairment charges - During the fiscal year ended March 29, 2009, as a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. As a result, we performed an analysis of the carrying value of our property and equipment. As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, during fiscal year 2009, we recorded an impairment charge of $9.6 million ($5.7 million after-tax) related to the write-down of property and equipment to estimated fair value at five restaurants.

Additionally, we review goodwill and other indefinite-lived intangible assets annually for impairment during the third quarter, or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. We evaluated goodwill during fiscal year 2009 at the reporting unit level using an estimation of fair value based upon (1) an analysis of discounted cash flow projections (income approach) and (2) an analysis of cash flows of the reporting unit using market-derived earnings multiples of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation (market approach). Based on the results of step one of the impairment tests, the Benihana and Haru reporting units’ estimated fair values exceeded their carrying values. No impairment charges to goodwill for these reporting units were recognized.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Based on the results of step one of the impairment test, the RA Sushi reporting unit’s estimated fair value did not exceed its carrying value; therefore, the second step of the impairment test was performed. The second step involves an analysis reflecting the allocation of the fair value determined in the first step (as if it was the purchase price in a business combination). The recorded amounts of other items on the balance sheet are not adjusted. As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, during fiscal year 2009, we recorded an impairment charge of $11.9 million ($7.0 million after-tax) related to the write-down of goodwill allocated to the RA Sushi reporting unit to its implied fair value as determined by step two of the goodwill impairment test primarily due to depressed economic and industry factors at the valuation date and the step two purchase price allocation where a considerable amount of the RA Sushi reporting unit’s fair value was allocated to the RA Sushi trade name.

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

Interest (expense) income, net - Interest expense increased in the fiscal year ended March 29, 2009 when compared to the prior fiscal year as we continued to draw on the line of credit to finance the expansion and renovation programs. Interest income decreased in fiscal year 2009 when compared to fiscal year 2008 and is expected to decrease in the future as we are in a net borrowing position.

Income tax provision - Our effective tax rate was 53.0% for fiscal year 2009 compared to 28.4% for fiscal year 2008. The effective tax rate for fiscal year 2009 was impacted primarily by a pretax loss in the current year, the resolution of uncertain tax positions totaling $0.3 million, which were previously recognized upon the adoption of Financial Accounting Standards Board (“FASB”) Financial Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”) as well as increasing tax credits with decreasing taxable income.

2008 compared to 2007

Cost of food and beverage sales - Cost of food and beverage sales increased in absolute amount in fiscal year 2008 when compared to fiscal year 2007. The increase in absolute amount is directly attributable to the increase in sales resulting from new restaurants opened during fiscal year 2008 and overall increase in comparable restaurant sales. Cost of food and beverage sales decreased when expressed as a percentage of restaurant sales in fiscal year 2008 when compared to fiscal year 2007. The decrease, when expressed as a percentage of sales, during the fiscal year 2008 is attributable to menu price increases, effected at the beginning of the fiscal year 2008, at our Benihana restaurants, and during the second quarter of fiscal year 2008, at our RA Sushi and Haru restaurants. The Benihana restaurant menu prices were increased by approximately 7% and the RA Sushi and Haru restaurant menu prices were increased by approximately 3% in order to offset increases in commodity costs and minimum wage rates.

Restaurant operating expenses - Restaurant operating expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal year 2008 when compared to fiscal year 2007. The increase in absolute amount was mainly attributable to the aforementioned increase in sales resulting from new restaurants opened during the year and overall increase in comparable restaurant sales. Inefficiencies associated with new store openings were realized due to the opening of three new Benihana restaurants, five new RA Sushi restaurants and two new Haru restaurants. Decreasing traffic counts also contributed to operating inefficiencies at mature restaurants, specifically as it relates to labor and fixed costs at the restaurants.

We recognized additional depreciation expense which resulted from the reevaluation of the remaining useful lives of assets at Benihana restaurants to be renovated as part of our rejuvenation program. This additional depreciation totaled approximately $2.4 million and $1.6 million, during fiscal years 2008 and 2007, respectively. We incurred approximately $1.5 million and $2.0 million in ongoing expenses at Benihana restaurants which were temporarily closed for remodeling during fiscal years 2008 and 2007, respectively. During the renovation program, we retained skilled labor while stores have been temporarily closed, resulting in further inefficiencies in operating expenses.

Restaurant opening costs - Restaurant opening expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal year 2008. The increase in fiscal year 2008 is attributable to the fact that we opened more restaurants during fiscal year 2008 than in the prior year.

Marketing, general and administrative expenses - Marketing, general and administrative expenses increased in absolute amount and when expressed as a percentage of restaurant sales in fiscal year 2008 when compared to fiscal year 2007. These increases are directly related to the continued expansion of our infrastructure to support planned development, as evidenced at RA Sushi and Haru and on a consolidated basis.

During fiscal year 2008, we recognized a reserve of $0.4 million for the estimated portion of a note receivable and accrued interest due from a franchisee that, at the time, we believed would not be collectible.

Interest income, net - Interest income, net, decreased in fiscal year 2008 when compared to fiscal year 2007 primarily due to an increase in interest expense as a result of outstanding borrowings and a decrease in interest income.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Income tax provision - Our effective tax rate was 28.4% for fiscal year 2008 compared to 34.9% for fiscal year 2007. The effective tax rate for fiscal year 2008 was favorably impacted primarily by lower pretax income, increasing tax credits and the resolution of uncertain tax positions previously recognized upon the adoption of FIN 48.

Net income - Net income for fiscal year 2008 was $12.8 million, a decrease of 11.7% from net income of approximately $14.5 million in fiscal year 2007. Basic earnings per common share decreased to $0.77 for fiscal year 2008 from basic earnings per share of $0.90 for fiscal year 2007. Basic weighted average shares outstanding increased by approximately 0.3 million shares to 15.2 million shares at March 30, 2008 from 14.8 million shares at April 1, 2007. Diluted earnings per common share decreased to $0.75 for fiscal year 2008 from diluted earnings per common share of $0.84 in fiscal year 2007. Average diluted weighted shares outstanding decreased by approximately 0.1 million shares to 17.2 million shares at March 30, 2008 from 17.3 million shares at April 1, 2007. The increase in basic weighted average shares outstanding during fiscal year 2008 compared to fiscal year 2007 was due primarily to the issuance of shares as a result of stock option exercises. The decrease in diluted weighted average shares outstanding during fiscal year 2008 compared to fiscal year 2007 was due to the impact of lower stock prices during fiscal year 2008 on the weighted average shares calculation.

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures; however, as a result of our expansion and renovation programs, we have relied more upon financing obtained from financial institutions in fiscal years 2009 and 2008.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance these items. As a result, many restaurant businesses, including our own, operate with negative working capital. During the current fiscal year ended March 29, 2009, the working capital deficit has increased by $3.6 million. This trend is reflective of our recent expansion.

Line of Credit Facility
We currently have available up to $60 million from Wachovia Bank, National Association (“Wachovia”) under the terms of a line of credit entered on March 15, 2007, the second amendment to the line of credit entered into on November 19, 2008 and the third amendment to the line of credit entered into on February 9, 2009. While providing for working capital, capital expenditures and general corporate purposes, the amended line of credit agreement requires that we maintain certain financial ratios and profitability amounts and restricts the payment of cash dividends as well as the use of proceeds to purchase our stock. The amended line of credit allows us to borrow up to $60 million through March 15, 2011, provided that $10 million of this commitment is subject to Wachovia’s successfully syndicating a portion of the loan or our attaining a leverage ratio of less than 3.5 to 1.0 for two consecutive fiscal quarters, and is secured by the assets of Benihana Inc. The amended line of credit also permits us to further increase the commitment under the credit agreement up to an additional $15 million, subject to certain terms and conditions. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. The amended line of credit provides for a commitment fee of 0.3% on the unused portion of the loan commitment. Interest rates payable under the amended line of credit vary depending on our leverage ratio and range from 1.25% to 3.50% above the applicable LIBOR rate or, at our option, from 0.0% to 2.0% above the applicable interest rate. For an interim period, the amended line of credit both decreases the fixed charge coverage ratio and increases the leverage ratio, which we are required to maintain under the credit agreement. At March 29, 2009, we were in compliance with the financial covenants of the amended line of credit agreement with Wachovia.

At March 29, 2009, we had $33.4 million outstanding under the amended line of credit with Wachovia at an interest rate of 4.0%. The amount available to be borrowed under the amended line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $0.5 million at March 29, 2009. Accordingly, at March 29, 2009, we had available $16.1 million for borrowing under the amended line of credit, with an additional $10 million available under certain terms and conditions.

We believe that, under the terms of the amended line of credit, we have sufficient capital available to execute our expansion plans, along with the flexibility necessary to operate in the current economic environment. Our liquidity and capital resource strategies are focused on managing capital to maintain compliance with the financial ratios contained in the amended line of credit agreement with Wachovia. To the extent that in the future we believe that we will be unable to comply with the financial covenants contained in the amended line of credit agreement, we will seek an amendment or waiver of our amended line of credit agreement, which could increase the cost of debt. If we were unable to obtain a waiver or amendment, our failure to satisfy these ratios would result in a default under our amended line of credit agreement and could permit acceleration of all of our indebtedness.

Series B Preferred Stock
On July 1, 2004, we received net proceeds of $9.3 million, after transaction costs, representing the funding of the first $10.0 million tranche of our sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock (“Series B preferred stock”) to BFC Financial Corporation (“BFC”). In connection with the first tranche, we issued and sold 0.4 million shares of our Series B preferred stock. On August 4, 2005, we completed the second and final tranche consisting of $10.0 million aggregate principal amount of our Series B preferred stock sold to BFC. In connection with the second tranche, we issued and sold 0.4 million shares of our Series B preferred stock. We received net proceeds of $9.9 million, after transaction costs, from the sale. John E. Abdo, a director, is also a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The Series B preferred stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions). The 0.8 million shares of Series B preferred stock outstanding at March 29, 2009 are convertible into an aggregate 1.6 million shares of common stock. The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock and votes on an “as if converted” basis together with our common stock on all matters put to a vote of the common stock holders. In addition, under certain circumstances, the approval of a majority of the Series B preferred stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of our total consolidated assets.

We pay quarterly dividends on the Series B preferred stock, and at March 29, 2008, accrued but unpaid dividends on the Series B preferred stock totaled $0.2 million.

We are obligated to redeem the Series B preferred stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B preferred stock to a date no later than July 2, 2024. We may pay the redemption in cash or, at our option, in shares of common stock valued at then-current market prices unless the aggregate market value of our common stock and any other common equity is below $75.0 million. In addition, the Series B preferred stock may, at our option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the common stock exceeds approximately $25.33 per share (as adjusted to reflect the three-for-two stock split) for sixty consecutive trading days.

Pursuant to the agreement under which BFC purchased the Series B preferred stock, BFC is entitled to elect one individual to our board of directors but has waived such right so long as either John E. Abdo or Alan B. Levan have been otherwise elected to our board. Additionally, in the event that dividends are not paid for two consecutive quarters, BFC is entitled to elect one additional director but has waived such right so long as both John E. Abdo and Alan B. Levan have been otherwise elected to our board.

Expansion and Renovation Programs
In response to the current economic environment, we have limited near-term expansion to those development projects for which leases have already been executed. We have elected to terminate the leases for the Benihana teppanyaki restaurants that were planned for Chicago, IL and Westwood (Boston) MA, as well as the lease for the RA Sushi restaurant that was planned for Westwood (Boston) MA. As of June 29, 2009 we have four restaurants under development, consisting of one Benihana restaurant and three RA Sushi restaurants.

The development and opening process generally ranges from 12 to 18 months after lease signing and depends largely upon the availability of the leased space we intend to occupy and is often subject to matters that result in delays outside of our control, usually the permitting process, turnover of the premises from the landlord and mandates of local governmental building authorities. The number and timing of new restaurants actually opened during any given period, and their associated contribution, will depend on a number of factors, including but not limited to, the identification and availability of suitable locations and leases, the timing of the delivery of the leased premises to us from our landlords so that we can commence our build-out construction activities, the ability of our landlords and us to timely obtain all necessary governmental licenses and permits to construct and operate our restaurants, disputes experienced by our landlords or our outside contractors, any unforeseen engineering or environmental problems with the leased premises, weather conditions that interfere with the construction process, our ability to successfully manage the design, construction and preopening processes for each restaurant, the availability of suitable restaurant management and hourly employees and general economic conditions. While we manage those factors within our control, we have experienced unforeseen delays in restaurant openings from time to time in the past and will likely experience delays in the future.

We implemented a design initiative to develop a prototype Benihana restaurant to improve the unit-level economics while shortening construction time and improving decor. The restaurant in Miramar, FL, which opened during June 2006, was the first restaurant to feature the prototype design. Under a renovation program commenced during 2005, we have also used many of the design elements of the prototype to refurbish our mature Benihana restaurants.

During fiscal year 2006, we made a strategic decision to accelerate the renovation program, by transforming a planned 24 mature Benihana restaurants in order to opportunistically build a stronger foundation for our core brand amid a growing American appetite for Asian cuisine. Given the current economic environment, we opted to postpone the remodeling of two of the initial 24 Benihana restaurants. The two postponed restaurants will be refurbished at a later time under our normal maintenance program. During fiscal year 2009, we completed the renovation program with the renovation of an aggregate 22 of our mature Benihana restaurants, using many of the design elements of the prototype Benihana restaurant.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Renovations required, on average, between $2.0 million and $2.3 million in capital expenditures per restaurant. The cost to remodel each restaurant was directly dependent on the scope of work to be performed at each location. The scope of work could be impacted by the age of the location, current condition of the location as well as local permitting requirements. The renovation of the older Benihana restaurants was necessary to ensure the continued relevance of the Benihana brand and enhance our leadership position as the premier choice for Japanese-style dining.

Minority Stockholders Liability
As further discussed in Note 16, Commitments and Contingencies, of the consolidated financial statements, we will also use our capital resources to settle the outstanding liability incurred when the holders of the balance of Haru’s equity (the “minority stockholders”) exercised their put option in Haru Holding Corp. On July 1, 2005, the former minority stockholders exercised the put option to sell their respective shares to us. Currently, there is a dispute between us and the former minority stockholders concerning the price at which the former minority stockholders exercised their put option to sell their remaining interest in Haru. We believe that the proper application of the put option price formula would result in a payment to the former minority stockholders of approximately $3.7 million. We have offered to pay this amount to the former minority stockholders and recorded a $3.7 million liability for the payment of the put option with respect thereto. There can be no assurance as to the outcome of this litigation.

Cash Obligation to Former Director, Chairman and Chief Executive Officer
As further discussed in Note 15, Resignation of Former Director, Chairman and Chief Executive Officer, we will use our capital resources to fund the cash obligation of $2.9 million in connection with the resignation of Joel A. Schwartz from his positions as Director, Chairman and Chief Executive Officer.

Supply Agreements
We have entered into non-cancellable supply agreements for the purchase of certain beef and seafood items, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Future capital requirements

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. We have, however, limited near-term expansion to those development projects for which leases have already been executed in response to the current economic environment and have completed the renovation program. We intend to open one new Benihana and three new RA Sushi restaurants during fiscal year 2010, of which the Benihana teppanyaki restaurant in Orlando, FL and the RA Sushi restaurant in Atlanta, GA have already opened. Our future capital requirements and the adequacy of available funds will depend on many factors, including market acceptance of products, the operating performance of our restaurants, the duration of current economic conditions, the cost and availability of credit, acquisitions and the timing and rate of restaurant expansion.

For fiscal year 2010, we anticipate that our cash flow from operations will be sufficient to provide for our projected capital requirements, as we are anticipating a significant reduction in capital expenditures given the timing and rate of planned development and completion of the renovation program. As a result and given the uncertainty of the macroeconomic environment, we plan to evaluate other uses of capital, including, but not limited to, debt repayment.

Cash Flows

We believe that our cash from operations and the funds available under the line of credit will provide sufficient capital to fund operations, commitments and contingencies and committed restaurant expansion for at least the next twelve months. The following table summarizes the sources and uses of cash and cash equivalents (in thousands):

	Fiscal Year Ended
	2009	2008	2007

Net cash provided by operating activities	$33,850	$27,757	$31,153
Net cash used in investing activities	(46,530)	(55,145)	(36,771)
Net cash provided by (used in) financing activities	14,853	20,657	(4,236)
Net increase (decrease) in cash and cash equivalents	$2,173	$(6,731)	$(9,854)

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Operating activities

Net cash provided by operating activities totaled $33.9 million, $27.8 million and $31.2 million in fiscal years 2009, 2008 and 2007, respectively. Cash provided by operations increased during the year when compared to fiscal year 2008. The increase resulted primarily from an increase in the working capital deficit during the current fiscal year.

Investing activities

Capital expenditures were $48.8 million, $55.1 million and $37.5 million during the fiscal years ended March 29, 2009, March 30, 2008 and April 1, 2007, respectively. Capital expenditures have decreased in response to current economic conditions and due to the completion of the renovation project. Near-term expansion has also been limited to those development projects for which leases have already been executed. Capital expenditures during fiscal year 2010 are expected to total approximately $15.0 million.

During the fiscal year ended March 29, 2009, we received $2.0 million in insurance proceeds related to the Benihana restaurant located in Memphis, TN that was damaged by fire, which proceeds were used to rebuild the restaurant. The Memphis, TN location reopened in January of 2009.

During the fiscal year ended March 29, 2009, we entered into a franchise agreement with a third-party for the operation of the Benihana Monterey location and, concurrently, entered into an agreement for the sale of the Benihana Monterey location’s assets, which had collateralized a promissory note due from the previous franchisee. The proceeds from the sale of assets resulted in a partial recovery of approximately $0.4 million of the promissory note, accrued interests and costs owed by the previous franchisee. Refer to Note 16, Commitments and Contingencies, of the consolidated financial statements for further discussion.

In September 2006, we completed the acquisition of a Benihana restaurant in Broomfield, CO that was previously owned and operated by a franchisee. The purchase price totaled $2.8 million, of which approximately $2.7 million was paid in cash and the remainder in other consideration.

In December 2002, we completed the acquisition of RA Sushi, a privately owned Arizona chain which operated four restaurants. Pursuant to the purchase agreement of RA Sushi, we were required to pay the seller contingent purchase price payments based on certain operating results. The contingent purchase price payments were based upon the achievement of stipulated levels of operating earnings and revenues by the acquired restaurants over a three-year period commencing with the end of fiscal year 2004 and these payments were not contingent on the continued employment of the sellers of the restaurants. The minimum contingent payment levels were met in all three years, and we paid $0.2 million in fiscal year 2007 associated with these levels.

In April 2006, we sold our Sushi Doraku restaurant to Mr. Kevin Aoki, our former Vice President of Marketing and a former member of our board of directors. The restaurant facility was sold for $0.5 million, of which approximately $0.5 million was paid in cash and less than $0.1 million as a note receivable payable over 12 months. The note receivable was paid in full by Mr. Aoki during fiscal year 2008.

Financing activities

We began drawing on our line of credit with Wachovia in fiscal year 2008 to fund the expansion and renovation programs. Though we expect to continue to draw on the line of credit in the near future, as a result of committed development, it is anticipated that we will begin using cash from operations to begin to pay down outstanding borrowings during fiscal year 2010. Refer to “Financial Resources” above for a discussion of the amended terms of our line of credit agreement. During the fiscal year ended March 29, 2009, we borrowed $112.5 million under the line of credit and made $96.6 million in payments. During fiscal year ended March 30, 2008, we borrowed $75.8 million under the line of credit and made $58.3 million in payments.

During the fiscal year ended March 29, 2009, we entered into second and third amendments to the line of credit and incurred $0.2 million in debt issuance costs in connection with the amendments.

During fiscal year 2007, we made $6.7 million in payments to repay borrowings under a term loan with Wachovia Bank.

We paid approximately $1.0 million in dividends on the Series B preferred stock during each of the fiscal years 2009, 2008 and 2007.

During fiscal years 2009, 2008 and 2007, cash proceeds from stock option exercises were less than $0.1 million, $2.6 million and $2.2 million, respectively.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

Contractual obligations and commitments

The following table summarizes contractual obligations and commitments at March 29, 2009 (in thousands):

	Total	2010	2011	2012	2013	2014	Thereafter
Operating lease obligations (1) (Note 12)	$205,366	$15,483	$15,417	$15,184	$15,168	$14,276	$129,838
Long-term debt(2) (Note 7)	33,351	—	33,351	—	—	—	—
Purchase commitments	16,301	16,301	—	—	—	—	—
Haru put option (Note 16)	3,718	3,718	—	—	—	—	—
Retirement, severance and consulting cash obligations (3) (Note 15)	3,013	1,331	429	429	431	393	—
FIN 48 obligation (4) (Note 14)	385	—	—	—	—	—	385
Total	$262,134	$36,833	$49,197	$15,613	$15,599	$14,669	$130,223

(1)
Operating lease obligations do not include certain operating expenses such as contingent rent obligations and common area maintenance. In fiscal year 2009, these charges totaled approximately $4.8 million.

(2)
Borrowings under the line of credit facility as of March 29, 2009. The line of credit facility allows us to borrow up to $60 million through March 15, 2011. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. Estimates of future interest payments for our variable rate debt are excluded.

(3)
On February 9, 2009, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive, effective February 9, 2009. In connection with his resignation, Mr. Schwartz’s employment agreement with us, dated March 17, 2008, was terminated on a without cause basis. In connection with Mr. Schwartz’s resignation, we entered into an agreement with Mr. Schwartz which provides for, among other things, Mr. Schwartz to provide consulting services to us for a period of five years in exchange for annual payments from us of $17,200. In accordance with his employment agreement with us, Mr. Schwartz will be paid a severance payment of $0.9 million and a retirement benefit of $2.0 million. The severance payment will be paid in a lump sum six months after Mr. Schwartz’s resignation and the retirement benefit will be paid in sixty equal monthly installments and the first six installments shall not be paid until six months after Mr. Schwartz’s resignation.

(4)
We have $0.4 million of unrecognized tax benefits (including related interest) related to uncertain tax positions recorded as liabilities under FIN 48. As we are uncertain as to if or when these amounts may be settled, the related balance has been reflected in the caption “Thereafter.”

Off-balance sheet arrangements

As of March 29, 2009, we did not have any “off-balance sheet arrangements” as that term is defined in Regulation S-K Item 303(a)(4).

The impact of inflation

The primary inflationary factors affecting our operations are labor and commodity costs. Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of operating resources, including food and other raw materials, labor and other supplies and services. Other than labor costs, we do not believe that inflation has had a material effect on sales or expenses during the last three years. Our restaurant operations are subject to federal and state minimum wage laws governing matters such as working conditions, overtime and tip credits. Significant numbers of our food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in recent years. To the extent permitted by competition, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. To the extent that price increases cannot be passed along to our customers, those increases could impact our financial results. We increased menu prices at our RA Sushi and Haru locations by 1% during fiscal year 2009 to mitigate the impact of increases in commodity costs and minimum wage rates.

Quantitative and qualitative disclosures about market risks

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to the London interbank offering rate. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of March 29, 2009.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

We had $33.4 million of borrowings outstanding under our line of credit at March 29, 2009. Based on the amounts outstanding as of March 29, 2009, a 100 basis point change in interest rates would result in an approximate change to interest expense of approximately $0.3 million.

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

Fiscal years 2009 and 2008 consisted of 52 weeks, while fiscal year 2007 consisted of 53 weeks.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities during the reported period. Actual amounts could differ from those estimates (see Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements). Critical accounting policies and estimates are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments. Judgments made in the application of these policies or uncertainties at the time of application may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements based on the high degree of judgment or complexity in their application.

Long-Lived Assets - We record all property and equipment at cost. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation and amortization of long-lived assets are calculated using the straight-line method over the estimated useful life of the assets or the expected lease term used for lease accounting purposes, whichever is shorter. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments made by us. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit, or operating losses to be primary indicators of potential asset impairment, after an individual restaurant location has been operating for two years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of their carrying amounts are affected by factors such as the ongoing maintenance and improvements of the assets, changes in economic conditions, changes in operating performance of the restaurant sites and other factors. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors may cause us to realize a material impairment charge.

Valuation and Recoverability of Goodwill and Other Intangible Assets - We review the recoverability of goodwill and other long-lived intangible assets annually or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. Goodwill is evaluated at the reporting unit level using an estimation of fair value based upon (1) an analysis of discounted cash flow projections (income approach) and (2) an analysis of cash flows of the reporting unit using market-derived earnings multiples of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation (market approach). The second step, if required, involves an analysis reflecting the allocation of the fair value determined in the first step (as if it was the purchase price in a business combination). If the calculated fair value of the goodwill resulting from this allocation is lower than the carrying value of the goodwill in the reporting unit, the difference is reflected as a non-cash impairment loss. The recorded amounts of other items on the balance sheet are not adjusted.

The accounting estimates related to our goodwill and other indefinite lived intangible assets require us to make significant assumptions about fair values. Our assumptions regarding fair values require significant judgment about economic factors, industry factors, as well as our outlook regarding the prospects of the reporting units. Changes in these judgments may have a material effect on the estimated fair values, and, among other things, may cause us to realize a material impairment charge.

Leases - We are obligated under various lease agreements for certain restaurant facilities, classified as operating leases. Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, percentage rent, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods we are reasonably assured to exercise due to the fact that we would incur an economic penalty for not doing so. Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that the sales levels will be achieved.

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

Self-Insurance - We are self-insured for certain losses, principally related to health and workers’ compensation, and we maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid, both reported and unreported, as of the balance sheet date. We utilize estimates of expected losses, based on statistical analyses, to validate our self-insurance liability on a quarterly basis. Actual trends, including the severity or frequency of claims, may differ from our estimates, and may produce materially different amounts of reported expense.

Income Taxes - Accounting for our income taxes requires significant judgment in the calculation of our provision for income taxes and in the evaluation of our uncertain tax positions. We estimate certain components of our provision for income taxes, including, but not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We use the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Recognition of deferred tax assets is limited to amounts considered by us to be more likely than not of realization in future periods. Realization is dependent on generating sufficient taxable income. Although realization is not assured, we believe it is more likely than not that all of the deferred tax asset will be realized.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or our application of the laws to our business (see Note 14, Income Taxes, of the consolidated financial statements).

On April 2, 2007, we adopted FIN 48. FIN 48 addresses the determination of how benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Although we believe we have adequately reserved for our uncertain tax positions, the ultimate outcome of these tax matters may differ from our expectations. To the extent that the final tax outcome of these matters is different than the amounts recorded, the differences will impact the provision for income taxes in the period in which the determination is made.

Stock-Based Compensation – We account for stock-based compensation in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). The use of different assumptions could produce a materially different estimate of stock-based compensation fair value and, consequently, the related amount of compensation expense recognized each period.

New accounting pronouncements that may affect our financial reporting

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. In February 2008, the FASB amended SFAS 157 by issuing FASB Staff Position (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS 157 does not address fair value measurements for purposes of lease classification or measurement. In February 2008, the FASB also issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.

Our adoption of the provisions of SFAS 157 on March 31, 2008, with respect to financial assets and liabilities measured at fair value, did not have a material impact on our fair value measurements or our consolidated financial statements for fiscal year ended March 29, 2009. In accordance with FSP FAS 157-2, we are currently evaluating the potential impact of applying the provisions of SFAS 157 to our non-financial assets and liabilities beginning in fiscal year 2010, including (but not limited to) the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment and other long-term assets when assessing long-lived asset impairment. We do not expect the provisions of FSP FAS 157-4 to materially impact our financial statements beginning in fiscal year 2010.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R establishes the principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS 141R is not permitted. Acquisitions, if any, after the effective date will be accounted for in accordance with SFAS 141R.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
of Financial Condition and Results of Operations

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

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We have elected not to early adopt and are currently evaluating the potential impact of applying the provisions of FSP FAS 107-1 and APB 28-1 beginning in fiscal year 2010.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements but does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We have elected not to early adopt and are currently evaluating the potential impact of applying the provisions of FSP FAS 115-2 and FAS 124-2 beginning in fiscal year 2010.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). The objective of SFAS 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and, to the extent required, we will apply the provisions of SFAS 165 beginning in fiscal year 2010.

Forward looking statements

This report contains various “forward-looking statements,” which represent our expectations or beliefs concerning future events, including restaurant growth, future capital expenditures and other operating information. A number of factors could, either individually or in combination, cause actual results to differ materially from those included in the forward-looking statements, including changes in consumer dining preferences, fluctuations in commodity prices, availability of qualified employees, changes in the general economy, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations or acquisition opportunities, harsh weather conditions in areas in which we and our franchisees operate restaurants or plan to build new restaurants, acceptance of our concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits and franchising, ability to complete new restaurant construction and obtain governmental permits on a reasonably timely basis, the possibility of an adverse outcome in our dispute with the former minority stockholders of Haru Holding Corp., unstable economic conditions in foreign countries where we franchise restaurants and other factors that we cannot presently foresee.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share information)

	Fiscal Year Ended
	March 29, 2009	March 30, 2008	April 1, 2007
Revenues
Restaurant sales	$303,868	$295,190	$271,080
Franchise fees and royalties	1,739	1,756	1,569
Total revenues	305,607	296,946	272,649

Costs and Expenses
Cost of food and beverage sales	72,646	69,727	66,051
Restaurant operating expenses	188,922	178,099	159,456
Restaurant opening costs	2,165	3,440	1,535
Marketing, general and administrative expenses	30,289	28,092	23,811
Impairment charges	21,505	—	—
Total operating expenses	315,527	279,358	250,853

(Loss) income from operations	(9,920)	17,588	21,796
Interest (expense) income, net	(848)	270	465

(Loss) income before income taxes	(10,768)	17,858	22,261
Income tax (benefit) provision	(5,703)	5,065	7,766

Net (Loss) Income	(5,065)	12,793	14,495
Less: accretion of preferred stock issuance costs and preferred stock dividends	1,087	1,084	1,104
Net (loss) income attributable to common stockholders	$(6,152)	$11,709	$13,391

Earnings Per Share
Basic (loss) earnings per common share	$(0.40)	$0.77	$0.90
Diluted (loss) earnings per common share	$(0.40)	$0.75	$0.84

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)

	March 29, 2009	March 30, 2008
Assets
Current Assets:
Cash and cash equivalents	$3,891	$1,718
Receivables, net	1,833	4,473
Inventories	6,529	6,477
Income tax receivable	1,304	3,756
Prepaid expenses and other current assets	2,603	2,036
Investment securities, available for sale - restricted	631	808
Deferred income tax asset, net	721	347
Total current assets	17,512	19,615

Property and equipment, net	203,299	184,176
Goodwill	18,020	29,900
Deferred income tax asset, net	9,900	746
Other assets, net	8,396	7,217
Total assets	$257,127	$241,654
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current Liabilities:
Accounts payable	$7,027	$6,158
Accrued expenses	25,821	25,226
Accrued put option liability	3,718	3,718
Total current liabilities	36,566	35,102

Deferred obligations under operating leases	13,238	11,296
Borrowings under line of credit	33,351	17,422
Other long-term liabilities	1,999	769
Total liabilities	85,154	64,589

Commitments and Contingencies (Notes 7, 12 and 16)
Convertible Preferred Stock - $1.00 par value; authorized - 5,000,000 shares; Series B mandatory redeemable convertible preferred stock – authorized – 800,000 shares; issued and outstanding – 800,000 shares in 2009 and 2008, respectively, with a liquidation preference of $20 million plus accrued and unpaid dividends as of March 29, 2009 (Note 8)	19,536	19,449
Stockholders’ Equity:
Common stock - $.10 par value; convertible into Class A common stock; authorized – 12,000,000 shares; issued and outstanding – 5,603,139 and 6,234,964 shares, respectively	560	623
Class A common stock - $.10 par value; authorized – 20,000,000 shares; issued and outstanding – 9,693,511 and 9,044,436 shares, respectively	970	905
Additional paid-in capital	69,479	68,342
Retained earnings	81,625	87,777
Accumulated other comprehensive loss, net of tax	(197)	(31)
Total stockholders’ equity	152,437	157,616
Total liabilities, convertible preferred stock and stockholders’ equity	$257,127	$241,654

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share information)
Common Stock		Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss, net of tax	Total Stockholders’ Equity
Balance, March 26, 2006	$753	$711	$59,905	$64,036	$(143)	$—	$125,262
Net income				14,495			14,495
Issuance of 104,552 shares of common stock and 194,104 shares of Class A common stock from exercise of options	10	19	2,213				2,242
Conversion of 487,464 shares of common stock into 487,464 shares of Class A common stock	(49)	49					—
Dividends declared on Series B preferred stock				(1,016)			(1,016)
Accretion of issuance costs on Series B preferred stock				(88)			(88)
Stock-based compensation			399				399
Retirement of treasury stock	(1)		(142)		143		—
Tax benefit from stock option exercises			1,188				1,188
Balance, April 1, 2007	713	779	63,563	77,427	—	—	142,482
Comprehensive income:
Net income				12,793			12,793
Change in unrealized loss on investment securities available for sale, net of tax						(31)	(31)
Total comprehensive income							12,762
Cumulative effect of accounting change (Note 14)				(1,355)			(1,355)
Issuance of 109,990 shares of common stock and 218,830 shares of Class A common stock from exercise of options	11	22	2,592				2,625
Issuance of 25,900 shares of restricted Class A common stock		3	(3)				—
Conversion of 1,008,118 shares of common stock into 1,008,118 shares of Class A common stock	(101)	101					—
Cash dividend paid in lieu of fractional shares on stock split				(4)			(4)
Dividends declared on Series B preferred stock				(996)			(996)
Accretion of issuance costs on Series B preferred stock				(88)			(88)
Stock-based compensation			576				576
Tax benefit from stock option exercises			1,614				1,614
Balance, March 30, 2008	623	905	68,342	87,777	—	(31)	157,616
Comprehensive loss:
Net loss				(5,065)			(5,065)
Change in unrealized loss on investment securities available for sale, net of tax						(166)	(166)
Total comprehensive loss							(5,231)
Issuance of 5,750 shares of common stock and 11,500 shares of Class A common stock from exercise of options	1	1	76				78
Conversion of 637,575 shares of common stock into 637,575 shares of Class A common stock	(64)	64					—
Dividends declared on Series B preferred stock				(1,000)			(1,000)
Accretion of issuance costs on Series B preferred stock				(87)			(87)
Stock based compensation			1,043				1,043
Tax benefit from stock option exercises			18				18
Balance, March 29, 2009	$560	$970	$69,479	$81,625	$—	$(197)	$152,437

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Fiscal Year Ended
	March 29, 2009	March 30, 2008	April 1, 2007
Operating Activities:
Net (loss) income	$(5,065)	$12,793	$14,495
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of business acquisitions:
Depreciation and amortization	18,761	17,347	13,906
Non-cash impairment charges	21,505	—	—
Deferred income taxes	(9,423)	2,562	(968)
Stock-based compensation	1,043	576	399
Tax benefit from stock option exercises	(18)	(1,614)	(1,188)
Loss on disposal of assets	24	869	181
Provision for loss on promissory note	—	400	—
Change in operating assets and liabilities that provided (used) cash:
Receivables	931	(921)	(148)
Inventories	(52)	(748)	765
Prepaid expenses and other current assets	(567)	748	(1,271)
Income taxes and other long-term liabilities	2,086	(5,396)	2,958
Other assets	(190)	(1,762)	(627)
Accounts payable	237	(1,787)	(146)
Other long-term liabilities	1,614	—	—
Accrued expenses and deferred obligations under operating leases	2,964	4,690	2,797
Net cash provided by operating activities	33,850	27,757	31,153
Investing Activities:
Expenditures for property and equipment and computer software	(48,821)	(55,136)	(34,572)
Collection of insurance proceeds	2,012	—	—
Proceeds on sale of collateral underlying Monterey promissory note	373	—	—
Business acquisition, net of cash acquired	—	—	(2,743)
Payment of contingent consideration on RA Sushi acquisition	—	—	(228)
Cash proceeds from sale of Sushi Doraku	—	—	515
Purchase of investment securities, available for sale, net	(94)	(21)	(6)
Cash proceeds from disposal of property and equipment	—	10	241
Collection on Sushi Doraku note	—	2	22
Net cash used in investing activities	(46,530)	(55,145)	(36,771)
Financing Activities:
Borrowings on line of credit	112,535	75,767	—
Repayments on line of credit	(96,606)	(58,345)	—
Debt issuance costs	(168)	—	—
Repayment of long-term debt	—	—	(6,666)
Dividends paid on Series B preferred stock	(1,004)	(1,000)	(1,000)
Proceeds from issuance of common and Class A common stock upon exercise of options	78	2,625	2,242
Tax benefit from stock option exercises	18	1,614	1,188
Cash dividend paid in lieu of fractional shares on stock split	—	(4)	—
Net cash provided by (used in) financing activities	14,853	20,657	(4,236)
Net increase (decrease) in cash and cash equivalents	2,173	(6,731)	(9,854)
Cash and cash equivalents, beginning of year	1,718	8,449	18,303
Cash and cash equivalents, end of year	$3,891	$1,718	$8,449
Supplemental Cash Flow Information
Cash paid during the fiscal year for:
Interest	$801	$300	$447
Income taxes	1,304	7,898	5,775
Noncash investing and financing activities
Acquired property and equipment for which cash payments had not yet been made	$5,867	$6,735	$4,235
Accrued but unpaid dividends on the Series B preferred stock	241	245	249
Unrealized loss on investment securities available for sale, net of tax	166	31	—
Fair value of assets acquired, other than cash	—	—	2,743
Note receivable received as part of consideration for sale of location	—	—	24

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations – As of March 29, 2009, Benihana Inc. including our wholly-owned subsidiaries (“we” “our” or “us”), owned and operated 64 Benihana restaurants, 22 RA Sushi restaurants and 9 Haru restaurants. We also had 21 franchised Benihana restaurants as of March 29, 2009. We own the right to operate, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands. We also own the United States trademarks and worldwide development rights to the names “Haru” and “RA” and related trademarks.

Basis of Presentation - The consolidated financial statements include the assets, liabilities and results of operations of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

On May 18, 2007, our board of directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of common stock for each outstanding share of common stock and each outstanding share of Class A common stock. Share and per share information included in the consolidated financial statements has been adjusted to reflect the impact of the stock dividend, in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128, “Earnings per Share.”

Fiscal year - We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. The fiscal year is divided into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us with a consistent number of operating days within each period as well as ensures that certain significant holidays occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Fiscal years 2009 and 2008 consisted of 52 weeks, while fiscal year 2007 consisted of 53 weeks.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents - We consider all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Amounts receivable from third-party credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Inventories - Inventories, which consist principally of restaurant operating supplies and food and beverage, are stated at the lower of cost (first-in, first-out method) or market.

Investment securities, available for sale - We maintain investments in certain publicly traded mutual funds that invest in debt and equity securities. We invest in these mutual funds to mirror and track the performance of the elections made by employees that participate in our deferred compensation plan. These investments are held in trust in accordance with the deferred compensation plan and are restricted for payment of plan expenses and benefits to the participants. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders’ equity. These investments have no stated maturities.

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use - The cost of computer software obtained for internal use is capitalized and recorded in other assets and is amortized over a three-year period. Amortization of these costs totaled $0.2 million, $0.4 million and $0.2 million during fiscal years 2009, 2008 and 2007, respectively.

Accounting for Long-Lived Assets - Property and equipment are stated at cost. We capitalize all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction in fiscal years 2009, 2008 and 2007 was approximately $0.2 million, $0.2 million and $0.3 million, respectively.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit, or operating losses to be primary indicators of potential asset impairment, after an individual restaurant location has been operating for two years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During fiscal year 2009, as a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. As a result, we performed an analysis of the carrying value of our property and equipment. As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, we recorded an impairment charge of $9.6 million ($5.7 million after-tax) during fiscal year 2009 related to the write-down of property and equipment to estimated fair value at five restaurants.

Accounting for Goodwill and Intangibles - Goodwill consists of the cost of an acquired business in excess of the fair value of net assets acquired, using the purchase method of accounting. Goodwill and other intangible assets deemed to have indefinite lives are not amortized and are subject to annual impairment tests. Intangible assets deemed to have definite lives are amortized over their estimated useful lives.

We review goodwill and other indefinite-lived intangible assets annually for impairment or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist, and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. We evaluate goodwill at the reporting unit level using an estimation of fair value based upon (1) an analysis of discounted cash flow projections (income approach) and (2) an analysis of cash flows of the reporting unit using market-derived earnings multiples of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation (market approach). The second step, if required, involves an analysis reflecting the allocation of fair value determined in the first step (as if it was the purchase price in a business combination). If the calculated fair value of the goodwill resulting from this allocation is lower than the carrying value of the goodwill in the reporting unit, the difference is reflected as a non-cash impairment loss. The recorded amounts of other items on the balance sheet are not adjusted.

We performed our assessment for possible impairment during fiscal years 2009, 2008 and 2007 and no impairment charges resulted from the impairment tests in fiscal years 2008 and 2007. There were no changes in goodwill during fiscal years 2008 or 2007. As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, during fiscal year 2009, we recorded an impairment charge of $11.9 million ($7.0 million after-tax) related to the write-down of goodwill allocated to the RA Sushi reporting unit to its implied fair value as determined by step two of the goodwill impairment test.

The following table reflects the changes in the carrying amount of goodwill for fiscal year 2009:

Balance as of March 30, 2008	$29,900
Impairment charge	(11,880)
Balance as of March 29, 2009	$18,020

The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite lived intangible assets and included in other assets in the accompanying consolidated balance sheets. We review premiums on liquor licenses for impairment annually or more frequently if impairment indicators exist. We performed our assessment for possible impairment during fiscal years 2009, 2008 and 2007 and no impairment charges resulted from the impairment tests.

Other intangible assets include lease acquisition costs, capitalized computer software costs and reacquired franchise rights. These intangible assets are classified as other assets, net in the accompanying consolidated balance sheets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years. Reacquired franchise rights are amortized over the remaining term of purchased rights. Amortization of intangibles totaled $0.6 million, $0.7 million and $0.5 million during fiscal years 2009, 2008 and 2007, respectively.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Estimated amortization expense over the estimated remaining life of intangible assets is as follows (in thousands):

Fiscal year:
2010	$949
2011	941
2012	664
2013	254
2014	254
Thereafter	303
Total	$3,365

Self-Insurance – We are self-insured for certain losses, principally related to health and workers’ compensation, and we maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid, both reported and unreported, as of the balance sheet date. We utilize estimates of expected losses, based on statistical analyses, to validate our self-insurance liability on a quarterly basis.

Revenue Recognition – Revenues from food and beverage sales are recognized as products are sold. We sell gift cards to customers in our restaurants and through our websites. Proceeds from the sale of gift cards are deferred until the revenue recognition criteria has been met, generally upon redemption. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is based on historical redemption patterns. Initial franchise fees are recorded as income when substantially all of our material obligations under the franchise agreement are satisfied, which generally coincides with the opening of the franchised restaurants. Continuing royalties, which are based upon a percentage of each franchised restaurant’s gross revenues, are recognized as income when earned. Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis within sales in our consolidated statements of earnings.

Accounting for Leases - Rent expense for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term, as defined in SFAS No. 13, “Accounting for Leases.” Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. The difference between rent expense and rent paid is recorded as a deferred rent obligation and is included in the accompanying consolidated balance sheets. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that the sales levels will be achieved. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Depreciation and Amortization - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the expected lease term used for lease accounting purposes or their useful lives). Depreciation expense associated with property and equipment totaled $18.1 million, $16.6 million and $13.3 million for fiscal years 2009, 2008 and 2007, respectively. During fiscal years 2009, 2008 and 2007, we incurred incremental depreciation expense of $0.4 million, $2.4 million and $1.6 million, respectively, related to our review of the estimated useful lives of assets for restaurants scheduled to be remodeled as part of our renovation program.

Restaurant Opening Costs - Restaurant opening costs include costs to recruit and train hourly restaurant employees, wages, travel and lodging costs for our opening training team and other support employees, costs for practice service activities and straight-line minimum base rent during the restaurant preopening period for accounting purposes. We expense restaurant opening costs as incurred.

Advertising - Advertising costs are expensed as incurred. Advertising costs were $7.8 million, $7.7 million and $6.7 million in fiscal 2009, 2008 and 2007, respectively, and are included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock-Based Compensation - SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”) requires compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. With limited exceptions, the amount of compensation cost will be measured based on the fair market value on the grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). The following summarizes assumptions used in estimating the fair value of option grants:

	Fiscal Year
	2009	2008	2007
Risk free interest rate	3.4% - 3.7%	3.4% - 4.6%	4.6%
Expected dividend yield	—	—	—
Expected term	3 years	3 years	3 years
Expected volatility	51.0% - 65.4%	46.4% - 48.5%	44.0%

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield is based on our history and expectation of dividend payments. The expected term is based on the period of time the options are expected to be outstanding. The volatility factor is based on historical monthly price observations of the underlying shares over the expected term of the option as we have no reason to believe that future volatility over the expected term is likely to differ from historical volatility. Forfeitures are expected not to be significant and have not historically been significant.

In accordance with SFAS 123R, tax benefits related to equity award grants that are in excess of the tax benefits recorded on our consolidated statements of earnings are classified as a cash inflow in the financing section of the accompanying consolidated statements of cash flows.

(Loss) Earnings Per Share - Basic (loss) earnings per common share is computed by dividing net (loss) income attributable to common stockholders by the weighted average number of common shares outstanding during each period. The diluted (loss) earnings per common share computation includes dilutive common share equivalents issued under our various stock option plans and conversion rights of Series B preferred stock. The components used in the computation of basic (loss) earnings per share and diluted (loss) earnings per share for each fiscal year are shown below (in thousands):

	March 29, 2009	March 30, 2008	April 1, 2007

Net (loss) income	$(5,065)	$12,793	$14,495
Less: Accretion of preferred stock issuance costs and preferred stock dividends	(1,087)	(1,084)	(1,104)
(Loss) income for computation of basic (loss) earnings per share	(6,152)	11,709	13,391
Add: Accretion of preferred stock issuance costs and preferred stock dividends (Note 8)	—	1,084	1,104
(Loss) income for computation of diluted (loss) earnings per share	$(6,152)	$12,793	$14,495

Weighted average number of common shares in basic (loss) earnings per share	15,289	15,173	14,841
Effect of dilutive securities:
Stock options and warrants	—	334	838
Convertible preferred shares	—	1,662	1,598
Weighted average number of common shares and dilutive potential common shares used in diluted (loss) earnings per share	15,289	17,169	17,277

During fiscal years 2009 and 2008, stock options to purchase 1.6 million and 0.5 million shares of common stock were excluded from the calculation of diluted earnings per share since the effect would be considered anti-dilutive. During fiscal year 2007, no stock options were excluded from the calculation of diluted earnings per share.

In accordance with SFAS 128, “Earnings per Share,” convertible preferred stock shall be assumed to have been converted at the beginning of the period and the resulting common shares shall be included in the denominator of diluted EPS. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. Convertible preferred stock is anti-dilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable upon conversion exceeds basic EPS. For the fiscal year ended March 29, 2009, the dividend declared per common share obtainable upon conversion of the Series B preferred stock exceeded basic EPS.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Income Taxes – We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. We use the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts considered by us to be more likely than not of realization in future periods.

On April 2, 2007, we adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 addresses the determination of how benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, a tax benefit is recorded from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority.

Other Comprehensive Loss –For the fiscal years 2009 and 2008, the only component of other comprehensive loss is the net unrealized losses on our investments classified as available for sale.

Segment Reporting - We account for our segments in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We have determined that our reportable segments are those that are based on our methods of internal reporting and management structure, which is based upon our restaurant concepts. Accordingly, our reportable segments are based on restaurant concept.

There were no material amounts of revenues or transfers between reportable segments. Revenues from external customers are derived principally from food and beverage sales. We do not rely on any major customers as a source of revenue. For fiscal years 2009, 2008 and 2007, franchise revenues attributed to foreign countries totaled approximately $0.4 million, $0.5 million and $0.3 million, respectively.

New Accounting Pronouncements That May Affect Financial Reporting – In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS 157 is effective for financial assets and liabilities for fiscal years beginning after November 15, 2007. In February 2008, the FASB amended SFAS 157 by issuing FASB Staff Position (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13,” which states that SFAS 157 does not address fair value measurements for purposes of lease classification or measurement. In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delayed the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly,” which provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased and for identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.

Our adoption of the provisions of SFAS 157 on March 31, 2008, with respect to financial assets and liabilities measured at fair value, did not have a material impact on our fair value measurements or our consolidated financial statements for fiscal year 2009. In accordance with FSP FAS 157-2, we are currently evaluating the potential impact of applying the provisions of SFAS 157 to our non-financial assets and liabilities beginning in fiscal year 2010, including (but not limited to) the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment and other long-term assets when assessing long-lived asset impairment. We do not expect the provisions of FSP FAS 157-4 to materially impact our financial statements beginning in fiscal year 2010.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 provides reporting entities an option to report selected financial assets and liabilities at fair value. SFAS 159 establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard also requires additional information to aid financial statement users’ understanding of a reporting entity’s choice to use fair value on its earnings and also requires entities to display the fair value of those affected assets and liabilities in the primary financial statements. SFAS 159 is effective as of the beginning of a reporting entity’s first fiscal year beginning after November 15, 2007. Application of the standard is optional and any impacts are limited to those financial assets and liabilities to which SFAS 159 would be applied. We adopted SFAS 159 effective March 31, 2008 and have elected not to measure any of our current eligible financial assets or liabilities at fair value upon adoption.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”). SFAS 141R establishes the principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. SFAS 141R also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. SFAS 141R is effective for business combinations occurring in fiscal years beginning after December 15, 2008. Early adoption of SFAS 141R is not permitted. Acquisitions, if any, after the effective date will be accounted for in accordance with SFAS 141R.

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

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” which amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments,” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting,” to require those disclosures in summarized financial information at interim reporting periods. This FSP is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We have elected not to early adopt and are currently evaluating the potential impact of applying the provisions of FSP FAS 107-1 and APB 28-1 beginning in fiscal year 2010.

In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments,” which improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements but does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. This FSP is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We have elected not to early adopt and are currently evaluating the potential impact of applying the provisions of FSP FAS 115-2 and FAS 124-2 beginning in fiscal year 2010.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). The objective of SFAS 165 is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective for interim and annual periods ending after June 15, 2009 and, to the extent required, we will apply the provisions of SFAS 165 beginning in fiscal year 2010.

2.	INVENTORIES

Inventories consist of (in thousands):

	March 29, 2009	March 30, 2008

Food and beverage	$2,785	$2,511
Supplies	3,744	3,966
	$6,529	$6,477

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short-term nature of the items as of March 29, 2009 and March 30, 2008. The carrying amounts of our debt at March 29, 2009 and March 30, 2008 approximate fair value due to the variable rates associated with the debt instrument.

On March 31, 2008, we partially adopted SFAS 157 as a result of applying the deferral provisions of FSP FAS 157-2. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies that fair value is a market- based measurement that should be determined based on assumptions that market participants would use in pricing an asset and liability. As a basis for considering these assumptions, SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As of March 29, 2009 and March 30, 2008, we had certain publicly traded mutual funds that invest in debt and equity securities that are required to be measured at fair value on a recurring basis. We invest in these mutual funds to mirror and track the performance of the elections made by employees that participate in our deferred compensation plan. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders’ equity. We determined the fair value of our investment securities available for sale using quoted market prices (Level 1 in the fair value hierarchy). We do not have any other fair value measurements under SFAS 157 as of March 29, 2009.

The following tables disclose, as of March 29, 2009 and March 30, 2008, our available for sale investment securities that have been in a continuous unrealized net loss position for less than 12 months and those that have been in a continuous unrealized-loss position for 12 or more (in thousands):

	12 months or greater			less than 12 months
	March 29, 2009			March 29, 2009
	Cost	Fair value	Gross unrealized loss	Cost	Fair value	Gross unrealized loss

Equity securities	$860	$543	$(317)	$—	$—	$—
Fixed income securities	64	48	(16)	—	—	—
Money market fund deposits	40	40	—	—	—	—
	$964	$631	$(333)	$—	$—	$—

	12 months or greater			less than 12 months
	March 30, 2008			March 30, 2008
	Cost	Fair value	Gross unrealized loss	Cost	Fair value	Gross unrealized loss

Equity securities	$—	$—	$—	$727	$681	$(46)
Fixed income securities	—	—	—	116	109	(7)
Money market fund deposits	—	—	—	18	18	—
	$—	$—	$—	$861	$808	$(53)

We do not believe these net unrealized losses are other-than-temporary, as we anticipate that will be able to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value. We do not have any present plans to sell any investments that are currently in an unrealized loss position.

4.	PROPERTY AND EQUIPMENT

Property and equipment, net consists of (in thousands):

	March 29, 2009	March 30, 2008

Land	$14,414	$14,414
Buildings	40,764	39,880
Leasehold improvements	175,185	147,705
Restaurant furniture, fixtures and equipment	46,937	39,011
	277,300	241,010
Less: Accumulated depreciation and amortization	84,655	70,687
	192,645	170,323
Construction in progress	10,654	13,853
	$203,299	$184,176

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During fiscal year 2008, the Benihana restaurant in Memphis, TN was destroyed by fire, and we wrote off the net book value of damaged property and recorded an insurance receivable for those assets. During fiscal year 2009, we received $2.0 million in insurance proceeds, which were used to rebuild the restaurant, and $0.5 million in business interruption insurance proceeds were recognized, which offset fiscal year 2009 restaurant operating expenses. During the first quarter of fiscal year 2010, we collected the balance on the outstanding insurance claims and, at that time, we recognized a gain of approximately $0.1 million. The Memphis, TN location re-opened in January of 2009.

5.	OTHER ASSETS

Other assets, net consist of (in thousands):

	March 29, 2009	March 30, 2008

Security deposits	$3,048	$3,035
Premium on liquor licenses	1,983	1,899
Capitalized computer software, net of accumulated amortization of $177 in fiscal year 2009	1,503	227
Lease acquisition costs, net of accumulated amortization of $1,440 and $1,261, respectively	941	1,120
Reacquired franchise rights, net of accumulated amortization of $193 and $118, respectively	632	707
Other, net of accumulated amortization of $1,947 and $1,745, respectively	289	229
	$8,396	$7,217

6.	ACCRUED EXPENSES

Accrued expenses consist of (in thousands):

	March 29, 2009	March 30, 2008

Accrued payroll, incentive compensation and related taxes	$5,211	$5,525
Accrued capital expenditures	3,957	5,056
Unredeemed gift cards and certificates	3,329	3,488
Accrued workers compensation claims	2,366	2,226
Sales taxes payable	1,613	1,529
Accrued retirement and severance obligation	1,317	—
Accrued percentage rent	1,114	1,379
Other accrued liabilities	6,914	6,023
	$25,821	$25,226

7.	LONG-TERM DEBT

We had available up to $75 million from Wachovia Bank, National Association (“Wachovia”) under the terms of a line of credit entered on March 15, 2007. The line of credit facility allowed us to borrow up to $75 million through March 15, 2012 and was secured by the assets of Benihana Inc. There were no scheduled payments prior to maturity; however, we could prepay outstanding borrowings prior to that date. We had the option to pay interest at Wachovia’s prime rate plus an applicable margin or at the London interbank offering rate (“LIBOR”) plus an applicable margin. The interest rate varied depending upon the ratio of the sum of our earnings before interest, taxes, depreciation and amortization, as defined in the agreement, to our indebtedness. We also incurred a commitment fee on the unused balance available under the terms of the line of credit, based on a leverage ratio.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On November 19, 2008 and February 9, 2009, we amended the line of credit discussed above. We currently have available up to $60 million from Wachovia under the terms of a line of credit entered on March 15, 2007, the second amendment to the line of credit entered into on November 19, 2008 and the third amendment to the line of credit entered into on February 9, 2009. While providing for working capital, capital expenditures and general corporate purposes, the amended line of credit agreement requires that we maintain certain financial ratios and profitability amounts and restricts the payment of cash dividends as well as the use of proceeds to purchase our stock. The amended line of credit allows us to borrow up to $60 million through March 15, 2011, provided that $10 million of this commitment is subject to Wachovia’s successfully syndicating a portion of the loan or our attaining a leverage ratio of less than 3.5 to 1.0 for two consecutive fiscal quarters, and is secured by the assets of Benihana Inc. The amended line of credit also permits us to further increase the commitment under the credit agreement up to an additional $15 million, subject to certain terms and conditions. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. The amended line of credit provides for a commitment fee of 0.3% on the unused portion of the loan commitment. Interest rates payable under the amended line of credit vary depending on our leverage ratio and range from 1.25% to 3.50% above the applicable LIBOR rate or, at our option, from 0.0% to 2.0% above the applicable interest rate. For an interim period, the amended line of credit both decreases the fixed charge coverage ratio and increases the leverage ratio, which we are required to maintain under the credit agreement. At March 29, 2009, we were in compliance with the financial covenants of the amended line of credit agreement with Wachovia.

At March 29, 2009, we had $33.4 million outstanding under the amended line of credit with Wachovia at an interest rate of 4.0%. The amount available to be borrowed under the amended line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $0.5 million at March 29, 2009. Accordingly, at March 29, 2009, we had available $16.1 million for borrowing under the amended line of credit, with an additional $10 million available under certain terms and conditions.

8.	CONVERTIBLE PREFERRED STOCK

On July 1, 2004, we received net proceeds of $9.3 million, after transaction costs, representing the funding of the first $10.0 million tranche of the sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock (“Series B preferred stock”) to BFC Financial Corporation (“BFC”). In connection with the first tranche, we issued and sold 0.4 million shares of our Series B preferred stock. On August 4, 2005, we completed the second and final tranche consisting of $10.0 million aggregate principal amount of our Series B preferred stock sold to BFC. In connection with the second tranche, we issued and sold 0.4 million shares of our Series B preferred stock. We received net proceeds of $9.9 million, after transaction costs, from the sale. John E. Abdo, a director, is also a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC.

The Series B preferred stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted, to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions). The 0.8 million shares of Series B preferred stock outstanding at March 29, 2009 are convertible into an aggregate 1.6 million shares of common stock. The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock, and votes on an “as if converted” basis together with the common stockholders on all matters put to a vote of the holders of common stock. In addition, under certain circumstances, the approval of a majority of the Series B preferred stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of our total consolidated assets.

We pay quarterly dividends on the Series B preferred stock, and at March 29, 2009, accrued but unpaid dividends totaled $0.2 million, or $0.30 per share, of the Series B preferred stock.

Since the Series B preferred stock is convertible into common stock at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) and the common stock was trading at approximately $13.33 per share (as adjusted to reflect the three-for-two stock split) on August 4, 2005 when the second tranche was completed, a deemed dividend was recognized on the beneficial conversion feature, in connection with the second tranche, totaling $0.5 million. The deemed dividend will not result in any cash payments to the holders of the Series B preferred stock.

We are obligated to redeem the Series B preferred stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B preferred stock to a date no later than July 2, 2024. We may pay the redemption in cash or, at our option, in shares of common stock valued at then-current market prices unless the aggregate market value of our common stock and any other common equity is below $75.0 million. In addition, the Series B preferred stock may, at our option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the common stock exceeds approximately $25.33 per share (as adjusted to reflect the three-for-two stock split) for sixty consecutive trading days.

Pursuant to the agreement under which BFC purchased the Series B preferred stock, BFC is entitled to elect one individual to our board of directors but has waived such right so long as either John E. Abdo or Alan B. Levan have been otherwise elected to our board. Additionally, in the event that dividends are not paid for two consecutive quarters, BFC is entitled to elect one additional director but has waived such right so long as both John E. Abdo and Alan B. Levan have been otherwise elected to our board.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Consistent with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” the conversion option of the Series B preferred stock is not a derivative liability that must be fair valued.

9.	STOCKHOLDERS’ EQUITY

Common and Class A Common Stock – Our common stock is convertible into Class A common stock on a one-for-one basis. The Class A common stock is identical to the common stock except that it gives the holder one-tenth (1/10) vote per share, voting together with our common stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders vote as a class to elect 25% of the members of the board of directors.

Stock Dividend –On May 18, 2007, our board of directors unanimously declared a three-for-two stock split to be effected by means of a dividend of one-half of one share of common stock for each outstanding share of common stock and each outstanding share of Class A common stock. The stock dividend was paid on June 15, 2007 to holders of record of the common stock and Class A common stock at the close of business on June 1, 2007. In lieu of distributing a fractional share of common stock, we paid to stockholders holding an odd number of shares of common stock or an odd number of shares of Class A common stock an amount in cash equal to one-third of the closing price of the common stock on the NASDAQ National Market System on June 1, 2007, totaling approximately $4,000.

The number and class of shares available upon exercise of any options granted by us under our various stock options plans were equitably adjusted to reflect the stock dividend in accordance with the terms of the plans, taking into effect any differential in the closing price of the common stock and the Class A common stock on June 1, 2007. Applicable terms of all other instruments and agreements to purchase common stock or Class A common stock were appropriately adjusted to reflect the stock dividend as well. All applicable share and per-share data in these consolidated financial statements and related disclosures have been retroactively adjusted to give effect to this stock split.

Stock Rights – We have a shareholder rights plan, as amended on January 31, 2007 and May 18, 2007, under which a preferred share purchase right is represented by outstanding shares of our common stock and Class A common stock. The preferred share purchase rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which our board of directors believes is inadequate or structured in a coercive manner.

The preferred share purchase rights become exercisable on the tenth day (or a later date as the board of directors may determine) after public announcement that a person or a group (subject to certain exceptions) has acquired 20% or more of the outstanding common stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the common stock.

Treasury Stock – During fiscal year 2007, we retired 9,177 shares of common stock and 1,651 shares of Class A common stock, previously held in treasury.

10.	RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

	Fiscal Year Ended
	March 29, 2009	March 30, 2008	April 1, 2007
Labor and related costs	$104,174	$100,655	$91,903
Occupancy costs	19,727	17,620	16,523
Depreciation and amortization	18,121	16,595	13,369
Utilities	9,293	7,926	6,917
Restaurant supplies	7,339	6,841	6,120
Credit card discounts	5,787	5,592	5,020
Other restaurant operating expenses	24,481	22,870	19,604
Total restaurant operating expenses	$188,922	$178,099	$159,456

11.	IMPAIRMENT CHARGES

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit, or operating losses to be primary indicators of potential asset impairment, after an individual restaurant location has been operating for two years.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During fiscal year 2009, as a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. Accordingly, we performed an analysis of the carrying value of our property and equipment.

Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

The results of our analysis indicated that the property and equipment were impaired at five restaurants: Benihana Tucson, RA Sushi Corona, RA Sushi Glenview, RA Sushi Palm Beach Gardens and Haru Philadelphia. Accordingly, during fiscal year 2009, we took an impairment charge of $9.6 million ($5.7 million after-tax) to write-down the restaurants’ property and equipment to estimated fair value, all of which is classified as impairment charges in the accompanying consolidated statement of earnings.

Additionally, we review goodwill and other indefinite-lived intangible assets annually for impairment, or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist, and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. We evaluated goodwill during fiscal year 2009 at the reporting unit level using an estimation of fair value based upon (1) an analysis of discounted cash flow projections (income approach) and (2) an analysis of cash flows of the reporting unit using market-derived earnings multiples of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation (market approach).

Based on the results of step one of the impairment tests, the Benihana and Haru reporting units’ estimated fair values exceeded their carrying values. No impairment charges to goodwill for these reporting units were recognized. Based on the results of step one of the impairment test, the RA Sushi reporting unit’s estimated fair value did not exceed its carrying value, which required us to perform the second step of the goodwill impairment test. The second step involves an analysis reflecting the allocation of the fair value determined in the first step (as if it was the purchase price in a business combination). The recorded amounts of other items on the balance sheet are not adjusted. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. The second step of the goodwill impairment test indicated that all of the goodwill allocated to the RA Sushi reporting unit was impaired primarily due to depressed economic and industry factors at the valuation date and the step two purchase price allocation where a considerable amount of the RA Sushi reporting unit’s fair value was allocated to the RA Sushi trade name. Therefore, during fiscal year 2009, we recorded a non-cash goodwill impairment charge of $11.9 million ($7.0 million after-tax) all of which is classified as impairment charges in the accompanying consolidated statement of earnings.

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

12.	LEASES

We generally operate our restaurants in leased premises. We are obligated under various lease agreements for certain restaurant facilities and our corporate office, which are classified as operating leases. The typical restaurant premises lease is for a term of between 10 to 25 years with renewal options ranging from 5 to 20 years. The leases generally provide for the obligation to pay property taxes, utilities and various other use and occupancy costs. We are also obligated under various leases for office space.

Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, percentage rent, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods we are reasonably assured to exercise due to the fact that we would incur an economic penalty for not doing so. Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that the sales levels will be achieved.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Minimum payments under lease commitments are as follows (in thousands):

Operating Leases

Fiscal year:
2010	$15,483
2011	15,417
2012	15,184
2013	15,168
2014	14,276
Thereafter	129,838
Total minimum lease payments	$205,366

Rent expense consists of (in thousands):

	Fiscal Year Ended
	March 29, 2009	March 30, 2008	April 1, 2007

Minimum rentals	$15,404	$13,489	$12,103
Contingent rentals	3,211	3,401	3,712
	$18,615	$16,890	$15,815

13.	STOCK-BASED COMPENSATION

On November 2, 2007, our shareholders approved the 2007 Equity Incentive Plan. As of that date, all future awards are granted under the 2007 Equity Incentive Plan. Therefore, we no longer grant options under any of our previously approved plans, including: the 2003 Directors’ Stock Option Plan, 2000 Employees Class A Stock Option Plan, 1997 Employees Class A Stock Option Plan and Amended and Restated Directors’ Stock Option Plan (together, the “prior option plans”). All outstanding options issued under the prior option plans will not be affected and will continue to be outstanding in accordance with their terms and the terms of the prior option plans pursuant to which they were issued. The number of shares of Class A common stock available for grant under the 2007 Equity Incentive Plan is 750,000, of which a maximum of 550,000 may be issued upon the exercise of incentive stock options. As of March 29, 2009, of these amounts, we have granted 25,900 shares of restricted Class A common stock and options to purchase 413,400 shares of Class A common stock, leaving 310,700 shares available for future grants.

The purpose of the 2007 Equity Incentive Plan is to enable us to attract, retain and motivate key employees and non-employee directors by providing them equity participation. The plan provides for incentive stock options (“ISO’s”) under Section 422 of the Internal Revenue Code of 1986, as amended, and for options which are not ISO’s, stock appreciation rights (SARs), stock grants and stock equivalent units. Options, SARs and stock equivalent units granted under the employee plans may not have terms exceeding ten years (in the case of optionees holding 10% or more of the combined voting rights of our securities, ISO’s may not have terms exceeding five years) and may not provide for an option exercise price of less than 100% of the fair market value of the our Class A common stock on the day of the grant (110% of the fair market value in the case of optionees holding 10% or more of the combined voting rights of our securities). With regard to each option grant, the option first vests with respect to one-third on first anniversary of the grant of the option, one-third on the second anniversary of the grant of the option and as to the balance of the shares on the third anniversary of the option. With regard to each restricted stock grant, the grant is subject to a risk of forfeiture which fist lapses with respect to approximately one-third on the first anniversary of the grant, approximately one-third on the second anniversary of the grant and the balance of the shares on the third anniversary of the grant.

Under the 2007 Equity Incentive Plan, options to purchase 10,000 shares of Class A common stock are automatically granted to each of our non-employee directors on the date of our annual meeting of stockholders and are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of the option and as to the balance of the shares on the second anniversary of grant of the option.

We recorded $1.0 million ($0.6 million after-tax), $0.6 million ($0.4 million after-tax) and $0.4 million ($0.2 million after-tax) in stock compensation expense, included in marketing, general and administrative expenses in the accompanying consolidated statement of earnings, during the fiscal years 2009, 2008 and 2007, respectively. As further discussed in Note 15, Resignation of Former Director, Chairman and Chief Executive Officer, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009. In connection with Mr. Schwartz’s resignation, all stock options and restricted stock granted to Mr. Schwartz under the 2007 Equity Incentive Plan were modified to accelerate vesting as of February 9, 2009. Included in the tables below are 69,600 stock options and 11,600 restricted stock awards where vesting was accelerated in connection with Mr. Schwartz’s resignation. The total incremental compensation cost recognized during fiscal year 2009 resulting from this modification was $0.3 million.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock Options - Stock option transactions under the above plans for the fiscal years 2007, 2008 and 2009 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per share)	(in years)	(in thousands)

Outstanding at March 26, 2006	1,759,776	8.33
Granted	105,000	18.81
Canceled/Expired	(5,198)	6.17
Exercised	(298,656)	7.51

Outstanding at April 1, 2007	1,560,922	9.21
Granted	313,400	11.69
Canceled/Expired	(16,164)	17.79
Exercised	(328,820)	7.99

Outstanding at March 30, 2008	1,529,338	9.90
Granted	100,000	4.36
Canceled/Expired	(1,725)	7.84
Exercised	(17,250)	4.43
Outstanding at March 29, 2009	1,610,363	$9.61	4.03	$10
Exercisable at March 29, 2009	1,371,163	$9.82	3.72	$—

We expect options to purchase 0.1 million shares to vest during fiscal year 2010. The weighted average grant date fair value of options granted during fiscal years 2009, 2008 and 2007 was $1.79, $4.27 and $6.53, respectively.

			Options Outstanding			Options Exercisable
Ranges of exercise prices:			Number	Weighted- Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.00	-	$2.61	70,000	9.7	$2.61	—	$—
4.42	-	5.24	129,375	2.1	4.99	129,375	4.99
6.59	-	6.62	101,200	0.1	6.60	101,200	6.60
7.36	-	9.01	601,888	2.4	8.13	571,888	8.11
10.00	-	11.22	457,900	4.8	10.73	342,033	10.86
14.91	-	16.36	160,000	7.6	15.55	136,667	15.41
18.81	-	18.84	90,000	7.8	18.82	90,000	18.82
			1,610,363	4.03	$9.61	1,371,163	$9.82

The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. For fiscal years 2009, 2008 and 2007, the total intrinsic value of stock options exercised was less than $0.1 million, $4.0 million and $3.5 million, respectively. Proceeds from stock options exercised during the fiscal years ended 2009, 2008 and 2007 totaled less than $0.1 million, $2.6 million and $2.2 million, respectively. Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during the fiscal years ended 2009, 2008 and 2007 totaled less than $0.1 million, $1.6 million and $1.2 million, respectively. As of March 29, 2009, total unrecognized compensation cost related to nonvested stock options totaled $0.6 million and is expected to be recognized over approximately 2.3 years. The total fair value of shares vested during fiscal year 2009 was $0.8 million.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Restricted Stock - Restricted stock transactions under the 2007 Equity Incentive Plan are as follows:

	Shares	Weighted Average Grant Date Fair Value
		(per share)
Nonvested at April 1, 2007	—	$—
Granted	25,900	10.35
Nonvested at March 30, 2008	25,900	10.35
Granted	—	—
Forfeited	—	—
Vested	(16,367)	10.35
Nonvested at March 29, 2009	9,533	$10.35

No restricted stock was granted prior to March of 2008 or under any of our prior option plans. The total fair value of restricted stock that vested during fiscal year 2009 was $0.2 million. As of March 29, 2009, there was approximately $0.1 million of unrecognized compensation cost related to restricted stock grants, which is expected to be recognized over approximately 2.0 years.

14.	INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of these assets and liabilities as measured by income tax law. The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	March 29, 2009	March 30, 2008

Deferred tax assets:
Straight-line rent expense	$4,892	$3,771
Goodwill	2,343	—
Gift certificate liability	1,362	1,427
Amortization of gain	667	705
Employee benefit accruals	2,410	742
Workers compensation	550	283
Other	30	240
	12,254	7,168
Deferred tax liabilities:
Property and equipment	796	2,970
Inventories	974	997
Goodwill	—	2,140
	1,770	6,107

	10,484	1,061
Available for sale investment securities	137	32
Net deferred tax asset	$10,621	$1,093

A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized. Realization is dependent on generating sufficient taxable income. Although realization is not assured, we believe it is more likely than not that all of the deferred tax asset will be realized.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Net deferred tax asset consists of (in thousands):

	March 29, 2009	March 30, 2008
Current asset	$721	$347
Long-term asset	9,900	746
	$10,621	$1,093

The income tax (benefit) provision consists of (in thousands):

	Fiscal Year Ended
	March 29, 2009	March 30, 2008	April 1, 2007

Current tax expense:
Federal	$2,382	$1,581	$6,707
State	1,338	922	2,027
Deferred tax (benefit) expense:
Federal and State	(9,423)	2,562	(968)
Income tax (benefit) provision	$(5,703)	$5,065	$7,766

The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

	Fiscal Year Ended
	March 29, 2009	March 30, 2008	April 1, 2007
Federal income tax provision at statutory rate of 35%	$(3,769)	$6,250	$7,791
State income taxes, net of federal benefit	(492)	968	1,179
Tax credits, net	(1,477)	(1,437)	(1,372)
Tax benefit recognized for FIN 48 uncertainties	(321)	(824)	—
Other	356	108	168

Income tax (benefit) provision	$(5,703)	$5,065	$7,766

Effective income tax rate	53.0%	28.4%	34.9%

We file income tax returns that are periodically audited by various federal and state jurisdictions. With few exceptions, we are no longer subject to federal and state income tax examinations for years prior to fiscal year 2006.

We adopted the provisions of FIN48 on April 2, 2007. As a result of the implementation of FIN 48, we recorded a non-cash cumulative transition charge of approximately $1.4 million as a reduction of retained earnings during fiscal year 2008. As of March 30, 2008, we had $0.7 million of unrecognized tax benefits, all of which would impact the tax rate, if recognized. As of March 29, 2009, we had $0.4 million of unrecognized tax benefits, all of which would impact the tax rate, if recognized. Of the total unrecognized tax benefits at March 29, 2009, we believe it is reasonably possible that this amount could be reduced by $0.1 million in the next twelve months due the expiration of statute of limitations.

The unrecognized tax benefits and related interest and penalties are generally classified as other long term liabilities in the accompanying consolidated balance sheets.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

A reconciliation of beginning and ending unrecognized tax benefits, exclusive of related interest and penalties, is as follows (in thousands):

Unrecognized tax benefits, April 2, 2007	$3,308
Gross decreases - prior period tax positions	(2,725)
Gross increases - prior period tax positions	76
Unrecognized tax benefits, March 29, 2009	659
Gross decreases - prior period tax positions	(370)
Gross increases - prior period tax positions	83
Unrecognized tax benefits, March 29, 2009	$372

We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of earnings. As of March 29, 2009, we had less than $0.1 million accrued for the payment of interest and no amount accrued for the payment of penalties related to unrecognized tax benefits. During fiscal year 2009, we reduced the related interest associated with unrecognized tax benefits by approximately $0.2 million. As of March 30, 2008, we had approximately $0.2 million accrued for the payment of interest and no amount accrued for the payment of penalties related to unrecognized tax benefits. During fiscal year 2008, we reduced the related interest and penalties associated with unrecognized tax benefits by approximately $0.1 million and $0.6 million, respectively.

15.	RESIGNATION OF FORMER DIRECTOR, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

During the fourth quarter of fiscal year 2009, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009.

In connection with Mr. Schwartz’s resignation, we entered into an agreement with Mr. Schwartz to provide consulting services for a period of five years for annual payments of $17,200. The agreement also provides for the accelerated vesting of all stock options and restricted stock granted to Mr. Schwartz under our 2007 Equity Incentive Plan.

Mr. Schwartz’s employment agreement with us, dated March 17, 2008, was terminated on a without cause basis on February 9, 2009. As a result, during the fourth quarter of fiscal year 2009, we recognized a $3.2 million charge comprised primarily of severance and retirement cash obligations totaling $2.9 million as well as additional compensation expense related to the acceleration of Mr. Schwartz’s stock options and restricted stock grants under the 2007 Equity Incentive Plan totaling $0.3 million. In accordance with Mr. Schwartz’s employment agreement, he will be paid a lump sum severance payment of $0.9 million six months after his resignation and a retirement benefit of $2.0 million to be paid in sixty equal monthly installments and the first six installments shall not be paid until six months after his resignation. Of the amount due to Mr. Schwartz, $1.3 million is classified as short-term within accrued expenses and the remaining $1.6 million is classified as long-term within other long-term liabilities in the accompanying consolidated balance sheet. Additionally, as provided under his employment agreement, for a period of three years following his resignation, we will provide Mr. Schwartz and his wife with continued group medical and dental insurance coverage or payments in lieu thereof.

On February 9, 2009, our board of directors approved the election of Richard C. Stockinger to Chief Executive Officer. Mr. Stockinger has served as a member of our board since November 2007.

On February 9, 2009, our board of directors elected Darwin C. Dornbush to serve as a Class III member of the board and as Chairman of the Board. Mr. Dornbush, currently our Secretary and a member of the board from 1995 until 2005, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm.

16.	COMMITMENTS AND CONTINGENCIES

Acquisitions – Haru Holding Corp.

In December 1999, we completed the acquisition of 80% of the equity of Haru Holding Corp. (“Haru”). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period from July 1, 2005 through September 30, 2005, the holders of the balance of Haru’s equity (the “minority stockholders”) had a one-time option to sell their remaining shares to us (the “put option”). The exercise price under the put option was to be calculated as four and one-half (4½) times Haru’s consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru’s debt (as that term is defined in the purchase agreement) at the date of the computation. On July 1, 2005, the minority stockholders exercised the put option, and we aquired the remaining 20% of the equity of Haru.

We believe that the proper application of the put option price formula would result in a payment to the former minority stockholders of approximately $3.7 million. We have offered to pay this amount to the former minority stockholders and recorded a $3.7 million liability with respect thereto.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

On August 25, 2006, the former minority stockholders sued us. The suit (which was filed in the Supreme Court of the State of New York, County of New York, but has been removed to the United States District Court for the Southern District of New York) sought an award of $10.7 million, based on the former minority stockholders’ own calculation of the put option price formula and actions allegedly taken by us to reduce the value of the put option.

On December, 19, 2007, the Court dismissed all of the claims against us, except for the breach of fiduciary duty and breach of contract claims. On January 25, 2008, we filed our Answer and Affirmative Defenses to the Amended Complaint. The parties have completed fact and expert discovery. On December 22, 2008, the Court entered an order referring the case for a settlement conference. No settlement was reached. On April 3, 2009, both parties filed motions for summary judgment. During May 2009, each party responded to the other's motion for summary judgement. The parties are currently waiting for the Court to rule on these motions.

We believe that we have correctly calculated the put option price and that the claims of the former minority stockholders are without merit. However, there can be no assurance as to the outcome of this litigation.

Other Litigation

On May 17, 2007, Benihana Monterey Corporation, a subsidiary of ours, filed a complaint in the action, Benihana Monterey Corporation v. Nara Benihana Monterey, Inc., et al. The action was commenced against various defendants in connection with a default on a promissory note in the amount of $0.4 million signed by one of our franchisees and a personal guaranty signed by the owner of the franchise. We obtained judgment against the defendant for approximately $0.5 million, including repayment of the $0.4 million promissory note, interest and costs. We served the defendant with an order regarding examination of the defendant’s assets and filed a subpoena requiring the defendant and the defendant’s entities to produce substantial documents. During fiscal year 2008, we recorded a $0.4 million reserve for the estimated portion of the promissory note and accrued interest that, at the time, we believed would not be collectible. On December 4, 2008, we entered into a franchise agreement with a third-party for the operation of the Benihana Monterey location and, concurrently, entered into an agreement for the sale of the Benihana Monterey location’s assets, which had collateralized the promissory note. The proceeds from the sale of assets resulted in a partial recovery of approximately $0.4 million of the promissory note, accrued interests and costs. The defendant has since filed for bankruptcy and has been discharged of all debts, including our judgment. The remaining balance of the promissory note and accrued interest is not probable of being collected and was written off during fiscal year 2009.

We are not subject to any other significant pending legal proceedings, other than ordinary routine claims incidental to our business.

Supply Agreements -

We have entered into non-cancellable supply agreements for the purchase of certain beef and seafood items, in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

17.	SEGMENT REPORTING

Our reportable segments are those that are based on our methods of internal reporting and management structure. We manage operations by restaurant concept.

Revenues for each of the segments consist of restaurant sales. Franchise revenues, while generated from Benihana franchises, have not been allocated to the Benihana segment. Franchise revenues are reflected as corporate revenues.

The table below presents information about reportable segments for fiscal years 2009, 2008 and 2007 (in thousands):

	Fiscal Year Ended
	March 29, 2009
	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated

Revenues	$206,970	$61,270	$35,628	$—	$1,739	$305,607
Depreciation and amortization	12,271	3,242	2,649	—	599	18,761
Impairment charges	1,370	16,555	3,580	—	—	21,505
Income (loss) from operations	19,908	(15,091)	(240)	—	(14,497)	(9,920)
Capital expenditures, net of insurance proceeds	33,089	11,905	362	—	1,453	46,809
Goodwill	11,124	—	6,896	—	—	18,020
Total assets	163,625	32,991	24,853	—	35,658	257,127

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Fiscal Year Ended
	March 30, 2008
	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated

Revenues	$215,716	$44,965	$34,509	$—	$1,756	$296,946
Depreciation and amortization	12,169	2,192	2,275	—	711	17,347
Income from operations	25,177	807	4,326	—	(12,722)	17,588
Capital expenditures	33,844	10,483	10,809	—	—	55,136
Goodwill	11,124	11,880	6,896	—	—	29,900
Total assets	140,798	40,332	30,543	—	29,981	241,654

	Fiscal Year Ended
	April 1, 2007
	Teppanyaki	RA Sushi	Haru	Sushi Doraku	Corporate	Consolidated

Revenues	$200,248	$38,986	$31,661	$185	$1,569	$272,649
Depreciation and amortization	9,944	1,507	1,935	—	520	13,906
Income from operations	23,850	2,538	5,451	70	(10,113)	21,796
Capital expenditures	29,774	6,201	1,568	—	—	37,543
Goodwill	11,124	11,880	6,896	—	—	29,900
Total assets	120,485	30,540	22,121	—	31,143	204,289

18.	RELATED PARTY TRANSACTIONS

Darwin C. Dornbush, the Chairman of our board of directors, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm. In the fiscal years 2009, 2008 and 2007, we incurred approximately $0.9 million, $0.9 million and $0.8 million, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP. We have also paid Mr. Dornbush approximately $0.2 million since the beginning of fiscal year 2008 in exchange for certain consulting services.

During fiscal year 2008, we entered into a lease for a Benihana restaurant to be located in Orlando, FL, with an annual rent of $0.1 million and a base term of 20 years. The landlord is Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation. Three of our directors are also directors of Bluegreen Corporation.

J. Ronald Castell, a director of ours, provided certain marketing consulting services and earned less than $0.1 million in consulting fees during fiscal year 2008 and fiscal year 2009.

In fiscal year 2007, we sold the assets of our sole Doraku restaurant to Kevin Aoki, our former Vice President of Marketing and a former member of our board of directors. The assets were sold for $0.5 million, after adjustment, as determined by an independent appraisal, and the transaction was approved by the board of directors. Pursuant to the sale agreement, Mr. Aoki is permitted (i) to own, operate and manage Sushi Doraku restaurants in Hawaii and in Miami-Dade County, Florida, provided any restaurants in Miami-Dade County are not within a seven mile radius of any existing or proposed restaurants then being operated by us or any of our subsidiaries or franchisees and (ii) to have an interest in any other additional Sushi Doraku restaurants with the prior written consent, not to be unreasonably withheld, of a committee of our board of directors. Additionally, we paid Mr. Aoki less than $0.1 million upon his resignation, representing the remainder of his unearned salary under his employment agreement. Consistent with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” these items are reflected in our fiscal year 2007 results. The financial impact of this transaction was nominal. While the assets of the Doraku restaurant meet the definition of “discontinued operations,” as defined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have not segregated Doraku’s results of operations, as the amounts are immaterial. Net income totaled less than $0.1 million for fiscal year 2007.

As discussed in Note 8, Convertible Preferred Stock, we sold an aggregate 0.8 million shares of our Series B preferred stock to BFC for $20.0 million. The sale of Series B preferred stock resulted in net aggregate proceeds of $19.2 million ($9.3 million in fiscal year 2005 and $9.9 million in fiscal year 2006). The sale of Series B preferred stock was completed in two tranches during fiscal years 2005 and 2006. John E. Abdo, a director, is also director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Benihana of Tokyo, Inc. (“BOT”) owns a Benihana restaurant in Honolulu, Hawaii (the “Honolulu Restaurant”) and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by Benihana Inc. which consists of the United States (except for rights related to the State of Hawaii) and Central and South America and the islands of the Caribbean Sea. We also granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by BOT or its affiliates and bears a royalty of 6% of gross revenues in the event the restaurants are transferred to an unaffiliated third party.

19.	INCENTIVE, DEFERRED COMPENSATION AND 401K PLANS

Incentive Plan

We have an incentive compensation plan whereby bonus awards are made if we attain a certain targeted return on equity at the beginning of each fiscal year or at the discretion of the Compensation Committee. The purpose of the plan is to improve the long-term sustainable results of operations by more fully aligning the interests of management and key employees with our shareholders. Our annual incentive compensation plan ties key employees’ bonus earning potential to individually-designed performance objectives. Under the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives. Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results. A portion of awards is also determined by achieving other performance and management goals. Target rates are approved annually by the Compensation Committee.

We did not incur any corporate incentive compensation expense in fiscal year 2009 in connection with the incentive compensation plan. We recorded $0.3 million of corporate incentive compensation expense in fiscal years 2008 and 2007.

Deferred Compensation Plan

We have an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. We have elected to invest the deferrals in mutual funds that track the election made by the participants and to monitor the selected investment’s performance. Investment earnings are credited to their accounts and we increase or decrease our obligations under the deferred compensation plan.

401K Plan

We adopted the Benihana 401K Plan (“the 401K Plan”) effective June 23, 2008. All eligible employees, as determined in accordance with Internal Revenue Service guidelines, who are at least age twenty-one or older can participate in the 401K Plan upon completion of one year of employment. The 401K Plan permits employees to elect to contribute a portion of their eligible compensation into the 401K Plan. Our matching contributions under the 401K Plan are discretionary and are calculated as a percentage of eligible employee elective salary deferrals. These matching contributions have a six year graded vesting schedule. During fiscal year 2009, we accrued employer matching contributions to the 401K Plan of $0.2 million.

20.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal quarter ended (in thousands except for per share information)

	March 29, 2009				March 30, 2008
	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$73,953	$67,214	$69,980	$94,460	$70,228	$69,814	$66,969	$89,935
Gross profit	56,456	50,765	52,676	71,325	53,110	53,096	50,923	68,334
Net income (loss)	1,164	(10,392)	1,971	2,192	2,907	3,171	2,509	4,206
Basic earnings (loss) per share	$0.06	$(0.70)	$0.11	$0.12	$0.17	$0.19	$0.15	$0.26
Diluted earnings (loss) per share	$0.06	$(0.70)	$0.11	$0.12	$0.17	$0.19	$0.15	$0.25

The net loss for the third quarter of fiscal year 2009 is due to the non-cash impairment charges further discussed in Note 11, Impairment Charges, of the consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the “Company”) as of March 29, 2009 and March 30, 2008, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended March 29, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 29, 2009 and March 30, 2008, and the results of its operations and its cash flows for each of the three years in the period ended March 29, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 29, 2009

EVALUATION DISCLOSURE CONTROLS AND PROCEDURES

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to Benihana Inc. and our subsidiaries (“the Company”) required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 29, 2009 based on the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control structure and consequently, the Company’s internal control over financial reporting were effective as of March 29, 2009.

This report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report on internal control over financial reporting.

/s/ Richard C. Stockinger
Richard C. Stockinger
Chief Executive Officer

/s/ Jose I. Ortega
Jose I. Ortega
Chief Financial Officer

June 29, 2009

OFFICERS AND DIRECTORS

CORPORATE OFFICERS

Richard C. Stockinger –Chief Executive Officer

Juan C. Garcia – President and Chief Operating Officer

Taka Yoshimoto - Executive Vice President - Operations

Jose I. Ortega - Vice President-Finance, Chief Financial Officer and Treasurer

Darwin C. Dornbush – Secretary and Chairman of the Board

DIRECTORS

John E. Abdo - Vice Chairman of the Board of Directors and Chairman of the Executive Committee, BFC Financial Corporation; Vice Chairman of the Board and Chairman of the Executive Committee, BankAtlantic Bancorp., Inc.; Vice Chairman, Woodbridge Holdings Inc.; and Vice Chairman of the Board, Bluegreen Corporation.

Norman Becker - Independent Consultant, Certified Public Accountant

J. Ronald Castell - ReelRon LLC

Darwin C. Dornbush – Partner, Dornbush Schaeffer Strongin & Venaglia, LLP

Lewis Jaffe - Independent Consultant

Alan B. Levan - Chairman of the Board of Directors, Chief Executive Officer and President, BFC Financial Corporation; Chairman of the Board of Directors, Chief Executive Officer and President, BankAtlantic Bancorp.; Chairman of the Board of Directors and Chief Executive Officer, Woodbridge Holdings Corporation; and Chairman of the Board, Bluegreen Corporation.

Richard C. Stockinger

Joseph J. West, Ph.D. - Dean, School of Hospitality and Tourism Management, Florida International University

Taka Yoshimoto

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
Suite 400
Miami, Florida 33131

10-K REPORT AVAILABILITY
A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.benihana.com or can be obtained by writing us at:
8685 N.W. 53rd Terrace
Miami, Florida 33166

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS
8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

COMMON STOCK INFORMATION

Our common stock and Class A common stock are traded on the NASDAQ Global Select Market. There were 427 holders of record of our common stock and 407 holders of record of the Class A common stock at March 29, 2009.

On May 18, 2007, our board of directors declared a 3 for 2 stock dividend payable in common shares to the holders of both the common stock and Class A common stock. The stock dividend was paid on June 15, 2007 to holders of record June 1, 2007.

The table below sets forth high and low prices for our common stock and Class A common stock for the periods indicated. The high and low prices have been adjusted as if the stock dividend had been in existence for the fiscal periods presented.

	Fiscal Year Ended
	March 29, 2009		March 30, 2008
COMMON STOCK	High	Low	High	Low

1st Quarter	$11.33	$5.71	$22.31	$19.23
2nd Quarter	7.61	2.98	21.56	16.50
3rd Quarter	3.43	1.63	18.23	10.80
4th Quarter	2.93	1.62	12.49	9.20

	Fiscal Year Ended
	March 29, 2009		March 30, 2008
CLASS A COMMON STOCK	High	Low	High	Low

1st Quarter	$11.42	$5.64	$22.08	$19.36
2nd Quarter	7.55	3.18	21.47	16.49
3rd Quarter	3.28	1.60	18.45	10.74
4th Quarter	2.74	1.56	12.52	9.21

The Class A common stock is identical to the common stock except that it gives the holder one-tenth (1/10) vote per share, voting together with our common stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders vote as a class to elect 25% of the members of the board of directors.

We have not declared or paid a cash dividend on common equity since our organization and have no present intention of paying any dividends in the foreseeable future. We intend to retain all available cash for the operation and expansion of our business. In addition, our present credit agreement restricts the payment of cash dividends on all classes of common stock.

Set forth below is a comparison of the five-year cumulative total return among our common stock, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812 (Retail – Eating Places), in each case assuming that $100 was invested on the last day of the fiscal year ending of 2004, March 28, 2004. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BENIHANA INC., COMMON STOCK NASDAQ MARKET (U.S.) INDEX AND SIC CODE INDEX

	2004	2005	2006	2007	2008	2009
BENIHANA INC. COMMON STOCK	100.00	87.76	172.48	168.66	102.58	25.69
SIC CODE INDEX	100.00	110.31	124.09	136.23	135.42	118.01
NASDAQ MARKET INDEX (U.S.)	100.00	100.88	119.92	126.93	118.97	77.42

Set forth below is a comparison of the five-year cumulative total return among our Class A common stock, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812, in each case assuming that $100 was invested on the last day of the fiscal year ending in 2004, March 28, 2004. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BENIHANA INC., CLASS A
NASDAQ MARKET (U.S.) INDEX AND SIC CODE INDEX

	2004	2005	2006	2007	2008	2009
BENIHANA INC. CLASS A	100.00	88.45	171.41	168.37	101.08	24.47
SIC CODE INDEX	100.00	110.31	124.09	136.23	135.42	118.01
NASDAQ MARKET INDEX (U.S.)	100.00	100.88	119.92	126.93	118.97	77.42