Form 10-K, Exhibit 13
period 2010-03-28
BENIHANA INC
filed 2010-06-11
CIK 935226

Exhibit 13.01

BENIHANA INC. AND SUBSIDIARIES

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

	Fiscal Year Ended
	March 28,	March 29,	March 30,	April 1,	March 26,
(in thousands except per share data)	2010	2009	2008	2007	2006
			(53 week year)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Revenues	$313,524	$305,607	$296,946	$272,649	$245,553
Cost of food and beverage sales	74,759	72,646	69,727	66,051	59,014
Restaurant operating expenses	201,867	188,922	178,099	159,456	139,433
Restaurant opening costs	1,045	2,165	3,440	1,535	1,270
Marketing, general and administrative expenses	31,244	30,289	28,092	23,811	22,693
Impairment charges	12,347	21,505	-	-	-
Interest (expense) income, net	(2,020)	(848)	270	465	88
(Loss) income before income taxes	(9,758)	(10,768)	17,858	22,261	23,231
Income tax (benefit) provision	(815)	(5,703)	5,065	7,766	8,491
Net (loss) income	(8,943)	(5,065)	12,793	14,495	14,562
Basic (loss) earnings per share	$(0.65)	$(0.40)	$0.77	$0.90	$0.93
Diluted (loss) earnings per share	$(0.65)	$(0.40)	$0.75	$0.84	$0.91

CONSOLIDATED BALANCE SHEETS DATA:
Total assets	$234,090	$257,127	$241,654	$204,289	$191,516
Long-term debt including current maturities	22,410	33,351	17,422	-	6,666
Stockholders’ equity	143,716	152,437	157,616	142,482	125,262

OTHER FINANCIAL DATA:
Capital expenditures, net of insurance proceeds	$17,000	$46,809	$55,136	$37,543	$25,834

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Management’s discussion and analysis below should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

Overview

Our Business

We have operated “Benihana” teppanyaki-style Japanese restaurants in the United States for more than 45 years, and we believe we are one of the largest operators of teppanyaki-style restaurants in the country.   We also operate two other Asian restaurant concepts: RA Sushi and Haru.

Our core concept, the Benihana teppanyaki restaurant, offers teppanyaki-style Japanese cuisine in which fresh steak, chicken and seafood are prepared by a chef on a steel teppan grill at the center of the guests’ table. We believe that the Benihana style of presentation makes us a unique choice for guests, and guests who are seeking greater value for their dining budget appreciate the added entertainment provided by the chef cooking directly at their table. In addition to our Benihana teppanyaki restaurants, we also operate two other restaurant concepts offering Asian, predominately sushi, entrees.

During fiscal year 2010, we launched our Benihana Teppanyaki Renewal Program (“Renewal Program”). The Renewal Program focuses on improving guest experiences as they relate to value, image, quality, consistency and Japanese culture.  We have elevated the quality of food and beverages in our Benihana teppanyaki restaurants. These improvements were designed to restore the quality of products to those historically offered and included upgrading the quality of tenderloin, chicken, scallops and shrimp. We have been able to implement these changes without increasing menu prices as a result of our comprehensive purchasing effort. Service standards were improved through extensive staff training and re-engineering the roles and responsibilities of both the restaurant general manager and regional manager. Incentive compensation plans were put in place to insure successful execution of these strategies, enhance staff productivity and improve guest satisfaction.  In addition, the concept’s marketing and public relations activities have been substantially improved. These combined efforts are focused on increasing guest frequency, creating greater mindshare and ultimately bolstering restaurant sales at our flagship brand. As part of the Renewal Program, we launched a new menu in an effort to improve the food quality and variety. The menu contains eight new items, along with significant improvements to our beef, chicken and shrimp.  Additionally, cooking methods have been modified to enhance the flavor of our entrees.  Other enhancements to the dining experience include table top presentation, steps of service, red linen napkins, an enhanced focus on beverage offerings, including temperature controlled wine storage and standardized dress attire for all Benihana teppanyaki chefs and restaurant staff. We are undertaking work at select restaurants on maximizing visibility with signage, including lighting the blue roofs where appropriate, and identifying opportunities for additional seating, particularly at our South Florida waterfront locations.  The Renewal Program also addressed deferred maintenance at our restaurants as well as improvements to and retraining on our health and sanitation procedures.

As part of the Renewal Program, we are making changes to the dining experience so that we will not only continue to honor one of the world’s oldest cultures, but also solidify the concept’s reputation as being a celebration of Japanese heritage.  We have hired an Executive Culinary Advisor, Hiroyuki Sakai, who is working with our newly promoted Executive Chef and eight regional chefs.

Additionally, we have launched several initiatives which are designed to create greater awareness for the concept and strengthen guest connectivity.  In April 2009, we initiated the Chef’s Table marketing program, an email database which is being utilized for value-based promotions and building brand loyalty. The database is currently comprised of approximately 1,000,000 addresses.  The Children’s Club program, initiated in September 2009, now called Kabuki Kids with approximately 100,000 participants, addresses this very important guest constituency, as children are often the prime drivers in bringing families to Benihana.

In light of prevailing economic conditions and costs incurred to implement the Renewal Program, during fiscal year 2010, we have focused on conserving cash and increasing operating efficiencies. However, as the overall economy is beginning to stabilize and the results of the Renewal Program have begun to be realized, we plan to resume restaurant expansion and may seek to selectively make acquisitions within our Benihana concept.  In this connection, we are undertaking an in depth reevaluation and analysis of our site selection and other development guidelines to ensure future acquisitions are in line with our overall growth strategy.

The RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a fun-filled, high-energy environment.  RA Sushi caters to a younger demographic, and we believe that it is highly suitable for a variety of real estate options, including “life-style” centers, shopping centers and malls, as well as areas with a nightlife component. RA Sushi’s beverage sales represent approximately 35% of restaurant sales.  The RA Sushi restaurants are less expensive to build than our other two concepts and offer us an additional growth vehicle that we believe can succeed in various types of markets.

Our Haru concept features an extensive menu of traditional Japanese and Japanese fusion dishes in a modern, urban atmosphere.  We believe that the Haru concept is well suited for densely populated cities with nearby shopping, office and tourist areas.  The Haru concept generates high average restaurant sales volumes from take-out and delivery.  Approximately 40% of our Haru New York, NY locations’ revenues are derived from delivery and takeout sales.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

The following table reflects changes in restaurant count by concept during the fiscal years ended March 29, 2009 and March 28, 2010:

	Teppanyaki	RA Sushi	Haru	Total
Restaurant count, March 30, 2008	60	18	9	87
Openings	4	4	-	8
Restaurant count, March 29, 2009	64	22	9	95
Openings	1	3	-	4
Closings	(2)	-	-	(2)
Restaurant count, March 28, 2010	63	25	9	97

Summary of results

Summary highlights of our fiscal year 2010 as compared to the previous fiscal year are as follows:

●	eighteenth consecutive year with total sales increases;
●	opened one new Benihana teppanyaki restaurant in Orlando, FL;
●	closed two Benihana teppanyaki restaurants in Washington, D.C. and Tucson, AZ;
●	opened three new RA Sushi restaurants in Atlanta, GA, Leawood, KS and Houston, TX;
●	closed one franchised Benihana teppanyaki restaurant in Santiago, Chile; and
●	opened two new franchised Benihana teppanyaki restaurants in Monterey, California and Buenos Aires, Argentina.

Total revenues increased 2.6%, or $7.9 million to $313.5 million from $305.6 million during fiscal year 2010, as compared to the same period last year.  Net loss increased by $3.9 million during fiscal year 2010 from a net loss of $5.1 million generated during fiscal year 2009.  Basic and diluted loss per common share increased to $0.65 for fiscal year 2010 from a basic and diluted loss per share of $0.40 for fiscal year 2009. Basic weighted average shares outstanding were 15.4 million and 15.3 million as of March 28, 2010 and March 29, 2009, respectively.

Results for the fiscal year ended March 28, 2010 continued to be adversely impacted by a challenging economic environment, resulting in softer sales trends and increased costs at the restaurant level. In response to the ongoing macroeconomic and industry challenges, we are actively managing controllable expenses and, in an effort to drive traffic, continue to highlight the distinct nature of the guest experience with our new multi-media campaign at the Benihana teppanyaki concept and through a combination of media advertising and local marketing initiatives at our RA Sushi and Haru concepts. Additionally, we opted to reduce capital expenditures in fiscal year 2010.

Results for the fiscal year ended March 28, 2010 were also impacted by a non-cash long-lived asset impairment charge of $1.2 million ($0.7 million after-tax) and a non-cash goodwill impairment charge of $11.1 million ($7.3 million after-tax). For a further discussion of these adjustments, refer to the operating costs and expenses section of management’s discussion and analysis of financial condition and results of operations and Note 11, Impairment Charges, of the consolidated financial statements.

Outlook

In the fourth quarter of fiscal year 2010, we began to see a positive trend in comparable store sales driven by improvements in the overall economy and the realization of benefits derived from our Renewal Program.  We anticipate that these trends will continue if the overall economy remains stable or improves.  Given these positive trends, we have begun to focus again on the growth of our business and are developing plans for resumed growth both through new store development and potential acquisitions.  When we resume the expansion of our restaurant concepts, our financial results will be impacted by the ratio of newer restaurants to more established restaurants since sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies.

There are significant risks and challenges that could impact our financial results and ability to increase sales and earnings. The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs.  Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef and seafood as well as other items necessary to operate such as electricity or other energy supplies, and the ability to pass along increased costs to guests through price increases.  Additionally, the restaurant industry is characterized by a significant initial capital investment coupled with high labor costs.  Other risks and uncertainties are discussed in “Forward looking statements” found elsewhere in this report. We are focused on monitoring costs and increasing comparable restaurant sales to raise restaurant operating profit in existing restaurants as well as new restaurants.  Our expansion plans will take into account these and other operational factors and investment costs and seek to generate sustainable operating results and to achieve acceptable returns on investment from each of our restaurant concepts.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Operating results

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

Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location.  Operating costs and expenses are largely dependent on the number of guests that visit our restaurants and the cost of commodities, the number of employees that are necessary to provide a high quality of service to our guests, rents we pay for our restaurant properties, utilities and other necessary operating costs.  Expenses are additionally dependent upon average wage rates, marketing costs and the costs of administering restaurant operations.

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

Fiscal year 2010 compared to Fiscal Year 2009

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended March 28, 2010 and March 29, 2009 (dollar amounts in thousands):

Fiscal Year Ended March 28, 2010:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$205,638	100.0%	$73,484	100.0%	$32,675	100.0%	$-	-	$311,797	100.0%
Franchise fees and royalties	-		-		-		1,727		1,727
Total revenues	205,638		73,484		32,675		1,727		313,524

Restaurant expenses:
Cost of food and beverage sales	48,645	23.7%	18,824	25.6%	7,290	22.3%	-	-	74,759	24.0%
Restaurant operating expenses	136,114	66.2%	45,705	62.2%	20,048	61.4%	-	-	201,867	64.7%
Restaurant opening costs	185	0.1%	860	1.2%	-	-	-	-	1,045	0.3%
Marketing, general and administrative expenses	7,691	3.7%	4,163	5.7%	1,378	4.2%	18,012		31,244	10.0%
Impairment charges	11,796	5.7%	256	0.3%	295	0.9%	-	-	12,347	4.0%
Total operating expenses	204,431	99.4%	69,808	95.0%	29,011	88.8%	18,012	-	321,262	103.0%

Income (loss) from operations	$1,207	0.6%	$3,676	5.0%	$3,664	11.2%	$(16,285)	-	$(7,738)	-2.5%

Fiscal Year Ended March 29, 2009:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$206,970	100.0%	$61,270	100.0%	$35,628	100.0%	$-	-	$303,868	100.0%
Franchise fees and royalties	-		-		-		1,739		1,739
Total revenues	206,970		61,270		35,628		1,739		305,607

Restaurant expenses:
Cost of food and beverage sales	48,879	23.6%	15,660	25.6%	8,107	22.8%	-	-	72,646	23.9%
Restaurant operating expenses	128,141	61.9%	38,571	63.0%	22,210	62.3%	-	-	188,922	62.2%
Restaurant opening costs	726	0.4%	1,439	2.3%	-	-	-	-	2,165	0.7%
Marketing, general and administrative expenses	7,946	3.8%	4,136	6.8%	1,971	5.5%	16,236		30,289	10.0%
Impairment charges	1,370	0.7%	16,555	27.0%	3,580	10.0%	-	-	21,505	7.1%
Total operating expenses	187,062	90.4%	76,361	124.6%	35,868	100.7%	16,236	-	315,527	103.8%

Income (loss) from operations	$19,908	9.6%	$(15,091)	-24.6%	$(240)	-0.7%	$(14,497)	-	$(9,920)	-3.3%

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

In the aggregate, loss from operations decreased $2.2 million, or 22.0%, for the fiscal year ended March 28, 2010 when compared to the prior fiscal year.  By concept, income from operations decreased $18.7 million at Benihana teppanyaki, increased $18.8 million at RA Sushi and increased $3.9 million at Haru. These changes in income (loss) from operations when compared to the prior fiscal year are due to changes in revenues and operating expenses as further discussed under the headings “Revenues” and “Operating costs and expenses” below.

Revenues

The following table summarizes the changes in restaurant sales between the fiscal years ended March 29, 2009 and March 28, 2010 (in thousands):

	Teppanyaki	RA Sushi	Haru	Total

Restaurant sales during fiscal year ended March 29, 2009	$206,970	$61,270	$35,628	$303,868
(Decrease) increase in comparable sales	(16,215)	1,582	(2,953)	(17,586)
Increase from new restaurants	8,593	10,553	-	19,146
Decrease from closed restaurants	(1,330)	-	-	(1,330)
Increase from temporary closures, net	7,620	79	-	7,699
Restaurant sales during fiscal year ended March 28, 2010	$205,638	$73,484	$32,675	$311,797

Total revenues increased 2.6% in fiscal year 2010 when compared to fiscal year 2009, and restaurant sales increased $7.9 million in fiscal year 2010 when compared to fiscal year 2009.  The increase in restaurant sales was mainly attributable to sales from new restaurants of $19.1 million and an increase in sales of $7.7 million due to a fewer number of lost weeks from temporary closures in the current fiscal year, offset by a decrease in sales from restaurants opened longer than one year of $17.5 million and a decrease of $1.3 million for permanently closed restaurants. Although we have experienced a decrease in certain comparable guest counts as discussed below, we have experienced an overall increase in guest count from prior year.  This is reflective in recent periods’ revenues as compared to prior year, and we anticipate these positive trends to continue.

The following table summarizes comparable restaurant sales by concept and the percentage changes between fiscal years 2010 and 2009 (dollar amounts in thousands).  Restaurants are considered comparable when they are open during the same periods in the two years being compared.  New restaurants enter the comparable restaurant base when they have been open for more than one year.  Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

	Fiscal Year Ended
			Percentage
			change from
Comparable restaurant sales by concept:	2010	2009	2009
Teppanyaki	$189,783	$205,998	-7.9%
RA Sushi	62,852	61,270	2.6%
Haru	32,675	35,628	-8.3%
Total comparable restaurant sales	$285,310	$302,896	-5.8%

Benihana - Sales for the Benihana teppanyaki restaurants decreased $1.3 million in fiscal year 2010 compared to fiscal year 2009.  The decrease is attributable to decreases in sales from restaurants opened longer than one year of $16.2 million and lost sales attributable to permanent restaurant closures totaling $1.3 million, offset by in an increase in sales from new restaurants of $8.6 million and an increase in sales of $7.6 million due to a fewer number of lost weeks from temporary closures in the current fiscal year. Sales from new restaurants were mainly attributable to the Orlando, FL restaurant that opened during the current fiscal year, as well as the Coral Springs, FL, Columbus, OH, Plymouth Meeting, PA and Plano, TX locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for Benihana teppanyaki restaurants opened longer than one year decreased 7.9% due primarily to a decrease of 4.2% in dine-in guest counts and a 2.7% decrease in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $27.70 in fiscal year 2010 compared to $28.46 in fiscal year 2009.

RA Sushi - Sales for the RA Sushi restaurants increased $12.2 million, or 19.9% in fiscal year 2010 compared to fiscal year 2009.  The increase is attributable to sales from new restaurants of $10.6 million and an increase in sales from restaurants opened longer than one year of $1.6 million. Sales from new restaurants were mainly attributable to the Leawood, KS, Houston, TX, and Atlanta, GA, restaurants that opened during the current fiscal year, as well as the Chino Hills, CA, Huntington Beach, CA, Pembroke Pines, FL and South Miami, FL locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year increased 2.6% due primarily to an increase of 9.4% in dine-in guest counts, offset by a decrease of 5.0% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $20.48 in fiscal year 2010 compared to $21.55 in fiscal year 2009.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Haru - Sales for the Haru restaurants decreased $3.0 million in fiscal year 2010 compared to fiscal year 2009.  The decrease is attributable to a reduction in sales from restaurants opened longer than one year.  Total comparable restaurant sales for Haru restaurants opened longer than one year decreased 8.3%. Dine-in sales, which comprised 66.8% percent of restaurant sales, decreased 8.4% primarily due to a 9.6% decrease in dine-in guest counts, offset by a 4.9% increase in the average per person dine-in guest check. Take-out sales, which comprised 33.2% of restaurant sales, decreased 8.4%. The average comparable per person dine-in guest check amount was $32.29 in fiscal year 2010 compared to $30.79 in fiscal year 2009.

Franchise fees and royalties - Franchise fees and royalties were flat during fiscal year 2010, as compared to fiscal year 2009.

Operating costs and expenses

Cost of food and beverage sales - The consolidated cost of food and beverage sales for the current fiscal year increased in dollar amount and remained relatively flat across all three concepts when expressed as a percentage of restaurant sales during fiscal year 2010, as compared to the prior fiscal year.  The net increase in absolute dollars is reflective of the fact that cost of food and beverage sales is generally variable with sales and resulted from the net increase in restaurant sales experienced during fiscal year 2010, specifically the increase in sales at RA Sushi.

Restaurant operating expenses - In the aggregate, consolidated restaurant operating expenses increased by $12.9 million and 2.5% when expressed as a percentage of restaurant sales during fiscal year 2010, as compared to fiscal year 2009.   At Benihana teppanyaki, the increase is primarily due to the reopening of stores temporarily closed during the prior year and the opening of one new store, partially offset by the closing of two stores which contributed approximately $8.7 million in increased operating costs. Additionally, during fiscal year 2010 Benihana teppanyaki recognized $0.8 million in promotional expenses associated with The Chef’s Table program (which was offset by a decrease in marketing expenses recorded in Marketing, general and administrative expenses), increased restaurant labor costs of approximately $1.2 million resulting from higher restaurant sales, and approximately $1.7 million in incremental supplies and repair and maintenance expenses.

During fiscal year 2009, we received and recognized business interruption insurance proceeds of $0.5 million related to the Benihana teppanyaki restaurant located in Memphis, TN that was damaged by fire during fiscal 2008. An additional $0.2 million in similar proceeds were recognized during fiscal 2010. During fiscal 2009, we also recognized additional depreciation expense totaling $0.4 million, which resulted from reevaluating the remaining useful lives of assets at Benihana teppanyaki restaurants to be renovated as part of our 2005 Renovation Program and incurred $1.0 million in ongoing expenses at Benihana teppanyaki restaurants temporarily closed for remodeling. The 2005 Renovation Program was completed in fiscal year 2009, and no similar charges were recognized during fiscal year 2010.

At RA Sushi, the overall increase in restaurant operating expenses is primarily attributable to the increase in the number of restaurants when comparing periods. RA Sushi’s restaurant operating expenses increased by $7.1 million, or approximately 18.5%, however, the percentage increase in the number of stores was 13.6% which reflects higher costs for newer restaurants.

At Haru, the overall decrease in restaurant operating expenses of $2.2 million is primarily attributable to a $1.3 million reduction in labor costs resulting from an overall decrease in restaurant sales and a $0.6 million decrease in depreciation expense primarily attributable to a reduction in the net book value of store assets associated with an impairment charge recognized at our Haru Philadelphia location.

The consolidated increase of 2.5% in operating expenses when expressed as a percentage of sales is the result of costs incurred with the Renewal Program, decreasing comparable sales at mature restaurants, specifically as it relates to labor and fixed costs, including occupancy and depreciation expense as well as underperformance associated with the opening of new restaurants. RA Sushi, however, was able to expand its operating margins given the 2.6% increase in comparable sales during the current period. As a result of operating efficiencies, specifically as it relates to labor costs, Haru was also able to expand its operating margins.

Restaurant opening costs - Restaurant opening costs in fiscal year 2010 decreased in dollar amount and as a percentage of sales as compared to the prior fiscal year.  The decrease in the current fiscal year when compared to fiscal year 2009 is due to a reduction in the number of stores opened and timing of restaurant openings.

Marketing, general and administrative costs - Marketing, general and administrative costs increased slightly in dollar amount but remained the same when expressed as a percentage of sales in the fiscal year 2010, as compared to the prior fiscal year. The dollar increase was due to the write-off of costs totaling $0.2 million associated with development projects that were terminated during the year, increased corporate depreciation expense totaling $0.5 million due to depreciation expense on the ERP system that was implemented during fiscal year 2009, increased corporate salaries totaling $0.6 million as a result of changes in our Benihana teppanyaki corporate operations and changes in our regional manager structure with related changes in roles and responsibilities, an increase in compensation expense associated with changes in the valuation of investments in our deferred compensation plan totaling $0.2 million, as well as certain non-recurring costs associated with various consulting agreements, including the services provided by our interim Chief Financial Officer, for approximately $1.1 million and the resignations of Taka Yoshimoto, Juan C. Garcia and Jose I. Ortega totaling $0.5 million.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

During the third quarter 2009, we recovered approximately $0.4 million related to a promissory note due from one of our franchisees, which was previously deemed uncollectible. No similar recoveries were experienced during the current fiscal year.  During the fourth quarter 2009, we recorded costs associated with the resignation of Joel A. Schwartz totaling $3.2 million.

Impairment charges - During fiscal year ended March 28, 2010, as a result of continued under-performance of Benihana Tucson, RA Sushi Palm Beach Gardens and Haru Philadelphia and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of these stores’ property and equipment may not be recoverable. As a result, we performed an analysis of the carrying value of our property and equipment. As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, during fiscal year 2010, we recorded impairment charges of $1.2 million ($0.7 million net of tax) related to the full write-down of property and equipment at these three restaurants.

We review goodwill and other indefinite-lived intangible assets annually for impairment during the third quarter, or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process.  The first step is a comparison of each reporting unit’s fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist, and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. Any impairment charge will reduce the amount of goodwill on the balance sheet.

As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, we evaluated goodwill for Benihana teppanyaki and Haru as of the end of the third quarter of fiscal year 2010 at the reporting unit level.  RA Sushi reporting unit’s goodwill was impaired in fiscal year 2009. Based on the results of step one of the impairment test, the Haru reporting unit’s estimated fair value exceeded its carrying value, and accordingly, no impairment charge to goodwill for the Haru reporting unit has been recognized. Based on the results of step one of the impairment test, the Benihana teppanyaki reporting unit’s estimated fair value did not exceed its carrying value, which required us to perform the second step of the goodwill impairment test. We completed the second step of the goodwill impairment test for the Benihana teppanyaki reporting unit, which resulted in an impairment charge of $11.1 million ($7.3 million net of tax) related to the Benihana teppanyaki reporting unit’s goodwill.

During the fiscal year ended March 29, 2009, we recorded impairment charges of $21.5 million, comprised of $11.9 million ($7.0 million net of tax) associated with goodwill and $9.6 million ($5.7 million net of tax) to write-down certain restaurants’ property and equipment to estimated fair value.

As of March 28, 2010, consolidated goodwill totaled $6.9 million for the Haru reporting unit. There is no goodwill associated with the Benihana teppanyaki or RA sushi reporting units.

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

Interest (expense) income, net - Interest expense increased $1.2 million in fiscal year 2010 when compared to fiscal year 2009.  This increase is primarily due to higher interest charges on our line of credit and a reduction in capitalized interest costs due to a decrease in new construction projects.

Income tax provision - Our effective tax rate was 8.4% for fiscal year 2010 compared to 53.0% for fiscal year 2009. The effective tax rate for fiscal year 2010 was impacted primarily by the recognition of an impairment loss for the Benihana teppanyaki reporting unit’s goodwill for which there was no income tax benefit due to a zero tax basis, increasing tax credits with decreasing taxable income as well as the resolution of uncertain tax positions totaling $0.1 million, which were previously recognized upon the adoption of accounting for uncertainty in income taxes.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Fiscal year 2009 compared to Fiscal Year 2008

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended March 29, 2009 and March 30, 2008 (dollar amounts in thousands):

Fiscal Year Ended March 29, 2009:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$206,970	100.0%	$61,270	100.0%	$35,628	100.0%	$-	-	$303,868	100.0%
Franchise fees and royalties	-		-		-		1,739		1,739
Total revenues	206,970		61,270		35,628		1,739		305,607

Restaurant expenses:
Cost of food and beverage sales	48,879	23.6%	15,660	25.6%	8,107	22.8%	-	-	72,646	23.9%
Restaurant operating expenses	128,141	61.9%	38,571	63.0%	22,210	62.3%	-	-	188,922	62.2%
Restaurant opening costs	726	0.4%	1,439	2.3%	-	-	-	-	2,165	0.7%
Marketing, general and administrative expenses	7,946	3.8%	4,136	6.8%	1,971	5.5%	16,236		30,289	10.0%
Impairment charges	1,370	0.7%	16,555	27.0%	3,580	10.0%	-	-	21,505	7.1%
Total operating expenses	187,062	90.4%	76,361	124.6%	35,868	100.7%	16,236	-	315,527	103.8%

Income (loss) from operations	$19,908	9.6%	$(15,091)	-24.6%	$(240)	-0.7%	$(14,497)	-	$(9,920)	-3.3%

Fiscal Year Ended March 30, 2008:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$215,716	100.0%	$44,965	100.0%	$34,509	100.0%	$-	-	$295,190	100.0%
Franchise fees and royalties	-		-		-		1,756		1,756
Total revenues	215,716		44,965		34,509		1,756		296,946

Restaurant expenses:
Cost of food and beverage sales	50,939	23.6%	11,061	24.6%	7,727	22.4%	-	-	69,727	23.6%
Restaurant operating expenses	130,496	60.5%	27,347	60.8%	20,256	58.7%	-	-	178,099	60.3%
Restaurant opening costs	823	0.4%	1,869	4.2%	748	2.2%	-	-	3,440	1.2%
Marketing, general and administrative expenses	8,281	3.8%	3,881	8.6%	1,452	4.2%	14,478		28,092	9.5%
Total operating expenses	190,539	88.3%	44,158	98.2%	30,183	87.5%	14,478	-	279,358	94.6%

Income (loss) from operations	$25,177	11.7%	$807	1.8%	$4,326	12.5%	$(12,722)	-	$17,588	6.0%

Income (loss) from operations decreased $27.5 million, or 156.4%, for the fiscal year ended March 29, 2009 when compared to the same period in fiscal year 2008, consisting of a 20.9% decrease at Benihana teppanyaki, a 197.0% decrease at RA Sushi and a 105.5% decrease at Haru. This decrease in income (loss) from operations when compared to fiscal year 2008 was primarily due to $21.5 million in impairment charges in fiscal year 2009 as well as changes in revenues and other operating expenses as further discussed under the headings “Revenues” and “Costs and Expenses” below.

Revenues

The following table summarizes the changes in restaurant sales between the fiscal years ended March 30, 2008 and March 29, 2009 (in thousands):

	Teppanyaki	RA Sushi	Haru	Total

Restaurant sales during fiscal year ended March 30, 2008	$215,716	$44,965	$34,509	$295,190
(Decrease) increase in comparable sales	(15,804)	(3,386)	(3,656)	(22,846)
Increase from new restaurants	6,232	19,691	4,775	30,698
Decrease from closed restaurants	(1,886)	-	-	(1,886)
Increase from temporary closures, net	2,712	-	-	2,712
Restaurant sales during fiscal year ended March 29, 2009	$206,970	$61,270	$35,628	$303,868

The following table summarizes comparable restaurant sales by concept and the percentage changes between fiscal years 2009 and 2008 (dollar amounts in thousands).  Restaurants are considered comparable when they are open during the same periods in the two years being compared.  New restaurants enter the comparable restaurant base when they have been open for more than one year.  Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Fiscal Year Ended
			Percentage
			change from
Comparable restaurant sales by concept:	2009	2008	2008
Teppanyaki	$189,165	$204,969	-7.7%
RA Sushi	41,500	44,886	-7.5%
Haru	30,853	34,509	-10.6%
Total comparable restaurant sales	$261,518	$284,364	-8.0%

Total revenues increased 2.9% in fiscal year 2009 when compared to fiscal year 2008, and restaurant sales increased $8.7 million in fiscal year 2009 when compared to fiscal year 2008.  The increase in restaurant sales was mainly attributable to sales from new restaurants of $30.7 million and an increase in sales of $2.7 million due to a fewer number of lost weeks from temporary closures in the fiscal year 2009, offset by a decrease in sales from restaurants opened longer than one year of $22.8 million and a decrease of $1.9 million for permanently closed restaurants.

Benihana - Sales for the Benihana teppanyaki restaurants decreased $8.8 million in fiscal year 2009 compared to fiscal year 2008.  The decrease is attributable to decreases in sales from restaurants opened longer than one year of $15.8 million and lost sales attributable to permanent restaurant closures totaling $1.9 million offset by an increase in sales from new restaurants of $6.2 million and an increase in sales of $2.7 million due to a fewer number of lost weeks from temporary closures in fiscal year 2009.  Sales from new restaurants were mainly attributable to the Coral Springs, FL, Columbus, OH, Plymouth Meeting, PA and Plano, TX restaurants that opened during fiscal year 2009 as well as the Chandler, AZ, Maple Grove, MN and Dulles, VA locations that contributed operating weeks in fiscal year 2009 before entering the comparable restaurant base. Total comparable restaurant sales for Benihana teppanyaki restaurants opened longer than one year decreased 7.7% due primarily to a decrease of 9.3% in dine-in guest counts offset by a 1.3% increase in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $28.39 in fiscal year 2009 compared to $28.02 in fiscal year 2008.

RA Sushi - Sales for the RA Sushi restaurants increased $16.3 million in fiscal year 2009 compared to fiscal year 2008.  The increase is attributable to sales from new restaurants of $19.7 million offset by decreases in sales from restaurants opened longer than one year of $3.4 million.  Sales from new restaurants were mainly attributable to the Pembroke Pines, FL, South Miami, FL, Chino Hills, CA and Huntington Beach, CA restaurants that opened during fiscal year 2009 as well as the Mesa, AZ, Tustin, CA, Lombard, IL, Baltimore, MD and Plano, TX locations that contributed operating weeks in fiscal year 2009 before entering the comparable restaurant base. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year decreased 7.5% due primarily to a decrease of 5.4% in dine-in guest counts as well as a decrease of 2.2% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $21.05 in fiscal year 2009 compared to $21.54 in fiscal year 2008. The decrease in dine in guest check amount in fiscal year 2009, as compared to fiscal year 2008, was primarily due to a lower-priced extended happy hour menu implemented in fiscal year 2009.

Haru - Sales for the Haru restaurants increased $1.1 million in fiscal year 2009 compared to fiscal year 2008.  The increase is attributable to sales from new restaurants of $4.8 million offset by decreases in sales from restaurants opened longer than one year of $3.7 million. Sales from new restaurants were mainly attributable to the Boston, MA restaurant and the Wall Street location in New York, NY that contributed operating weeks in the year 2009 before entering the comparable restaurant base. Total comparable restaurant sales for Haru restaurants opened longer than one year decreased 10.6%. Dine-in sales, which comprised 66.9% percent of restaurant sales, decreased 9.1% due primarily to a 13.1% decrease in dine-in guest counts offset by a 4.0% increase in the average per person dine-in guest check. Take-out sales, which comprised 33.1% of restaurant sales, decreased 11.6%. The average comparable per person dine-in guest check amount was $31.65 in fiscal year 2009 compared to $30.43 in fiscal year 2008.

Franchise fees and royalties - Franchise fees and royalties decreased 1.0% in fiscal year 2009 when compared to fiscal year 2008 due primarily to a decrease in sales at franchised locations offset by an increase in sales from franchises opened during fiscal year 2009. During fiscal year 2009, three franchised restaurants were opened in Chile, Key West, FL and Tom’s River, NJ.

Operating costs and expenses

Cost of food and beverage sales - The cost of food and beverage sales for fiscal year 2009 increased in dollar amount and as a percentage of restaurant sales when compared to fiscal year 2008. Cost of food and beverage sales, which is generally variable with sales, increased in dollar amount with the net increase in restaurant sales. The increase, when expressed as a percentage of sales, during fiscal year 2009 was primarily attributable to higher year over year commodity costs experienced during fiscal year 2009 and a lower-priced extended happy hour menu implemented at our RA Sushi locations. This increase was also partially offset by a 1% menu price increase taken at our RA Sushi and Haru locations during the second quarter of 2009.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Restaurant operating expenses - Restaurant operating expenses increased in dollar amount and when expressed as a percentage of restaurant sales in fiscal year 2009 when compared to fiscal year 2008. The increase in absolute amount was primarily due to the increase in number of restaurants between periods. The increase, when expressed as a percentage of sales, was primarily a result of operating inefficiencies associated with decreasing comparable sales in fiscal year 2009 at mature restaurants, specifically as it relates to utilities and fixed costs including occupancy and depreciation expense, as well as the opening of four new Benihana teppanyaki restaurants and four new RA Sushi restaurants.

Offsetting the increase in restaurant operating expenses during fiscal year 2009 were $0.5 million in business interruption insurance proceeds, which were received and recognized during the period. The business interruption proceeds relate to the Benihana teppanyaki restaurant located in Memphis, TN that was damaged by fire in February 2008. No similar proceeds were recognized during fiscal year 2008.

We recognized additional depreciation expense totaling $0.4 million and $2.4 million during the fiscal years 2009 and 2008, respectively, which resulted from reevaluating the remaining useful lives of assets at Benihana teppanyaki restaurants remodeled as part of the renovation program. During the fiscal years 2009 and 2008, we incurred $1.0 million and $1.5 million, respectively, in ongoing expenses at Benihana teppanyaki restaurants temporarily closed for remodeling. The renovation program was completed in fiscal year 2009, with the renovation of an aggregate 22 Benihana teppanyaki restaurants.

Restaurant opening costs - Restaurant opening costs in fiscal year 2009 decreased in dollar amount and as a percentage of sales as compared to fiscal year 2008 due to the number and timing of restaurant openings.

Marketing, general and administrative expenses - Marketing, general and administrative costs increased in dollar amount and increased when expressed as a percentage of sales in fiscal year 2009 as compared to fiscal year 2008. The increase in absolute amount during fiscal year 2009 was primarily due to the recognition of $3.2 million during the fourth quarter of 2009 related to the resignation of Joel A. Schwartz from his positions as Director, Chairman and Chief Executive Officer offset by a recovery of approximately $0.4 million during the third quarter 2009 related to a promissory note due from one of our franchisees, which was previously deemed uncollectible in fiscal year 2008.

Impairment charges - During the fiscal year 2009, as a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. As a result, we performed an analysis of the carrying value of our property and equipment. During fiscal year 2009, we recorded an impairment charge of $9.6 million ($5.7 million after-tax) related to the write-down of property and equipment to estimated fair value at five restaurants.

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

As of March 29, 2009, consolidated goodwill totaled $18.0 million, including $11.1 million for Benihana teppanyaki and $6.9 million for Haru. There is no goodwill associated with the RA Sushi reporting unit.

Interest (expense) income, net - Interest expense increased in fiscal year 2009 when compared to fiscal year 2008 as we continued to draw on the line of credit to finance the expansion and renovation programs.

Income tax provision - Our effective tax rate was 53.0% for fiscal year 2009 compared to 28.4% for fiscal year 2008. The effective tax rate for fiscal year 2009 was impacted primarily by a pretax loss, the resolution of uncertain tax positions totaling $0.3 million, which were previously recognized upon the adoption new guidance which clarifies the accounting for uncertainty in income taxes recognized in the financial statements, as well as increasing tax credits with decreasing taxable income.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures; however, as a result of our expansion and renovation programs, we relied more upon financing obtained from financial institutions in fiscal years 2010, 2009 and 2008.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance these items.  As a result, many restaurant businesses, including our own, operate with negative working capital. During the current fiscal year ended March 28, 2010, the working capital deficit has increased by $20.6 million. This increase is primarily due to the reclassification of our indebtedness of $22.4 million under the terms of our credit facility from long term debt to current liabilities as of the end of fiscal year 2010.

Line of Credit

We have a line of credit with Wachovia Bank, National Association (“Wachovia”) under the terms of an agreement entered into on March 15, 2007, a second amendment to the line of credit entered into on November 19, 2008, a third amendment to the line of credit entered into on February 9, 2009, a fourth amendment to the line of credit entered into on November 23, 2009 and a fifth amendment (adding certain immaterial provisions) to the line of credit entered into on January 29, 2010. While providing for working capital, capital expenditures and general corporate purposes, the amended line of credit agreement requires that we maintain certain financial ratios and profitability amounts, restricts the payment of cash dividends and the use of proceeds to purchase our stock and is secured by the assets of Benihana Inc. (including first mortgages on all real estate owned by the Company). There are no scheduled payments prior to scheduled maturity; however, we may prepay outstanding borrowings prior to that date.

Under the terms of the third amendment, the amended line of credit allowed us to borrow up to $60 million through March 15, 2011, provided that $10.0 million of this commitment was subject to Wachovia successfully syndicating a portion of the loan or our attaining a leverage ratio of less than 3.5 to 1.0 for two consecutive fiscal quarters.

At the end of our second quarter of fiscal year 2010, we were not in compliance with the financial covenants of the amended line of credit agreement with Wachovia. Accordingly, on November 23, 2009, we entered into a fourth amendment to the line of credit. The fourth amendment allows us to borrow up to $40.5 million through July 17, 2010. On July 18, 2010, the last day of the first quarter of fiscal year 2011, the amount available to borrow will be reduced to $37.5 million through January 1, 2011. On January 2, 2011, the last day of the third quarter of fiscal year 2011, the amount available to borrow will be further reduced to $32.5 million through maturity. The amount we can borrow will be further reduced by 25% of any net cash proceeds we may receive in connection with any sale of our equity securities.  The amended line of credit provides for a commitment fee of 0.25% on the unused portion of the loan commitment and interest rates payable at 4.75% above the applicable LIBOR rate with a LIBOR floor of 1.0%. The amended line of credit provides for a minimum fixed charge coverage ratio of 1.10:1.00 through the first quarter of fiscal year 2011 and a minimum of 1.35:1.00 thereafter, and a maximum leverage ratio of 5.00:1.00 through the end of the first quarter of fiscal year 2011 and 4.50:1.00 by the end of the second quarter of fiscal year 2011 through, and including, the third quarter of fiscal year 2011. At March 28, 2010, we were in compliance with the financial covenants of the amended line of credit agreement with Wachovia.

At March 28, 2010, we had $22.4 million outstanding under the amended line of credit with Wachovia at an interest rate of 5.75%.  Borrowings under the line of credit become due on March 15, 2011, and we have no agreement with Wachovia to extend or renew the line beyond maturity. The amount available to be borrowed under the amended line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.0 million at March 28, 2010, and as of that date, we had available $17.1 million for borrowing under the terms of the amended line of credit facility.

Our liquidity and capital resource strategies have been focused on conserving and managing capital to maintain compliance with the financial ratios contained in the amended line of credit agreement with Wachovia. There can be no assurance that we will meet all requirements of the amended credit agreement through its scheduled maturity in March of 2011, and our ability to do so will depend on a variety of general economic conditions, some of which are outside our control.  To the extent that in the future we believe that we will be unable to comply with the financial covenants contained in the amended line of credit agreement, we will seek an amendment or waiver of our amended line of credit agreement, which could further increase the cost of debt.  If we were unable to obtain a waiver or amendment, our failure to satisfy these ratios would result in a default under our amended line of credit agreement and could permit acceleration of all of our indebtedness.  Management believes, however, that if recent sales and operating cash flow trends continue or further improve, it is likely that we should be able to successfully extend or refinance our amended line of credit prior to or at maturity.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Our amended line of credit matures on March 15, 2011, and the scheduled reductions in the availability of funds under the credit agreement will reduce our flexibility to respond to continuing negative economic conditions or other adverse developments as well as our ability to respond to attractive expansion opportunities.  In anticipation of the scheduled maturity of the line of credit, maintenance capital expenditures and capital expenditures to be made in connection with the Renewal Program and in response to scheduled reductions in the amounts to be made available under the line, as well as our renewed focus on growth strategies, management is considering all supplemental and alternative sources of financing that may be available to us, and in this connection, we have filed a Registration Statement on Form S-3 under the Securities Act of 1933. The Registration Statement on Form S-3 covers the sale of an indeterminate amount of our Class A common stock, common stock, preferred stock, debt securities and subscription rights for an aggregate initial offering price totaling approximately $30.0 million.

Series B Preferred Stock

The 0.8 million shares of Series B Convertible Preferred Stock (“Series B preferred stock”) outstanding at March 28, 2010 are convertible into an aggregate 1.6 million shares of common stock.  The Series B preferred stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends.  The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions). The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock and votes on an “as if converted” basis together with our common stock on all matters put to a vote of the common stock holders. We pay quarterly dividends on the Series B preferred stock, and at March 28, 2010, accrued but unpaid dividends on the Series B preferred stock totaled $0.2 million.

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

Pursuant to the agreement under which BFC Financial Corporation (“BFC”) purchased the Series B preferred stock, BFC is entitled to elect one individual to our board of directors but has waived such right so long as either John E. Abdo or Alan B. Levan have been otherwise elected to our board. Additionally, in the event that dividends are not paid for two consecutive quarters, BFC is entitled to elect one additional director but has waived such right so long as both John E. Abdo and Alan B. Levan have been otherwise elected to our board.

Increase in Authorized Shares

On February 22, 2010, we held a special meeting of shareholders to consider and act upon a proposed Agreement and Plan of Merger by and between Benihana Inc. and its wholly-owned subsidiary BHI Mergersub, Inc., pursuant to which such subsidiary would merge with and into the Company.  The sole purpose of this transaction was to effect an amendment to our certificate of incorporation to increase the number of shares of Class A common stock which we are authorized to issue by 12,500,000.  Our stockholders approved the transaction and our certificate of incorporation was amended on February 23, 2010 to reflect the share increase.  The increase in shares will allow us to use the net proceeds from any sale of the securities offered by the prospectus for general corporate purposes, including but not limited to restaurant operations, the repayment of debt and acquisition or investment in other companies, businesses or assets. At the present time, no determination has been made to offer any securities nor has any determination been made as to the specific uses of proceeds if such securities were to be offered and sold.

Expansion Program

In response to the current economic environment prevailing in fiscal year 2010, we opted to reduce capital expenditures. As of June 11, 2010, we had a lease signed for one potential Benihana teppanyaki restaurant.  Based upon the availability of debt and equity financing, continued improvement in same store sales trends, the positive results of the Renewal Program, the availability of real estate at reasonable prices and the ability to make strategic acquisitions on attractive terms, we anticipate that we will resume an active growth strategy.

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Minority Stockholders Liability

As further discussed in Note 16, Commitments and Contingencies, of the consolidated financial statements, we will also use our capital resources to settle the outstanding liability incurred when the holders of the balance of Haru’s equity (the “minority stockholders”) exercised their put option in Haru Holding Corp.  On July 1, 2005, the former minority stockholders exercised the put option to sell their respective shares to us.  On August 25, 2006, the former minority stockholders sued us. The suit (which was filed in the Supreme Court of the State of New York, County of New York, but has been removed to the United States District Court for the Southern District of New York) sought an award of $10.7 million, based on the former minority stockholders’ own calculation of the put option price formula and actions allegedly taken by us to reduce the value of the put option. On December, 19, 2007, the Court dismissed all of the claims against us, except for the breach of fiduciary duty and breach of contract claims. On March 5, 2010, the Court issued a decision stating that the price required to be paid by us to the former minority stockholders would be approximately $3.7 million, our original calculation of the put option price.  As of March 28, 2010, we have accrued the amount determined by the Court plus approximately $0.4 million in prejudgment interest.  On April 2, 2010, the plaintiff appealed the Court’s decision.  The outcome of the appeal is currently pending.

Cash Obligation to Former Directors and Executives

As further discussed in Note 15, Resignation of Former Directors and Executives, we will use our capital resources to fund the remaining $2.1 million cash obligation in connection with the resignation of various former directors and executives in fiscal year 2010.

Supply Agreements

We have entered into non-cancellable national supply agreements for the purchase of certain beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms.  These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements.  These supply agreements are not considered derivative contracts.

Future capital requirements

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. In fiscal year 2010, however, we limited our near-term expansion activities to those development projects for which leases had already been executed. While we have signed a lease for only one new Benihana teppanyaki restaurant during fiscal year 2011, we are refocusing on our plans to grow the business and hope to expand the number of new restaurants that will open in fiscal year 2011.  Any significant increase in the number of new restaurants we may open will require us to raise additional capital and no assurance can be given that we will be able to do so on terms favorable to us.  Our future capital requirements and the adequacy of available funds will depend on many factors, including market acceptance of products, the operating performance of our restaurants, the fluctuations of the national economy, the cost and availability of credit, the availability of acquisitions and the timing and rate of restaurant expansion.

For fiscal year 2011, we anticipate that our cash flow from operations will be sufficient to provide for our projected capital requirements based on our committed projects. However, if we increase our expansion and acquisition programs, cash flow from operations may not be sufficient to fund our capital requirements, and we may seek additional financing through either debt or equity issuance.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Cash Flows

We believe that our cash from operations and the funds available under the line of credit will provide sufficient capital to fund operations, commitments and contingencies and committed restaurant expansion for at least the next twelve months.  However, we believe that we will require additional capital if we are to resume a more aggressive growth strategy. The following table summarizes the sources and uses of cash and cash equivalents (in thousands):

	Fiscal Year Ended
	2010	2009	2008
Net cash provided by operating activities	$27,608	$33,850	$27,757
Net cash used in investing activities	(16,662)	(46,530)	(55,145)
Net cash (used in) provided by financing activities	(12,279)	14,853	20,657
Net (decrease) increase in cash and cash equivalents	$(1,333)	$2,173	$(6,731)

Operating activities

Net cash provided by operating activities totaled $27.6 million, $33.9 million and $27.8 million in fiscal years 2010, 2009 and 2008, respectively. Cash provided by operations decreased during the year when compared to fiscal year 2009.  The decrease resulted primarily from an increase in the working capital deficit during the current fiscal year and an increase in the net loss from the prior fiscal year.

Investing activities

Capital expenditures were $17.2 million, $48.8 million and $55.1 million during the fiscal years 2010, 2009 and 2008, respectively. Capital expenditures during fiscal year 2011 are expected to total approximately $13.8 million but will be substantially increased if we accelerate our expansion and acquisition program.

During the fiscal years 2010 and 2009, we received $0.2 million and $2.0 million in insurance proceeds, respectively, related to the Benihana teppanyaki restaurant located in Memphis, TN that was damaged by fire, which proceeds were used to rebuild the restaurant. The Memphis, TN location re-opened in January of 2009.

During the fiscal year 2010, in connection with the resignation of Joel Schwartz, our former Director, Chairman and Chief Executive Officer, approximately $0.3 million was withdrawn from the deferred compensation plan, and we realized a loss of less than $0.1 million.

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

Financing activities

We began drawing on our line of credit with Wachovia in fiscal year 2008 to fund the expansion and renovation programs.  Though we expect to continue to draw on the line of credit in the near future, as a result of committed development, unless we accelerate our expansion and acquisition programs, it is anticipated that we will continue to use cash from operations to pay down outstanding borrowings during fiscal year 2011. Refer to “Financial Resources” above for a discussion of the amended terms of our line of credit agreement. During the fiscal year ended March 28, 2010, we borrowed $99.9 million under the line of credit and made $110.9 million in payments. During the fiscal year ended March 29, 2009, we borrowed $112.5 million under the line of credit and made $96.6 million in payments. During fiscal year ended March 30, 2008, we borrowed $75.8 million under the line of credit and made $58.3 million in payments.

During the fiscal year ended March 28, 2010, we entered into fourth and fifth amendments to the line of credit and incurred $0.8 million in debt issuance costs in connection with the amendments.  During the fiscal year ended March 29, 2009, we entered into second and third amendments to the line of credit and incurred $0.2 million in debt issuance costs in connection with the amendments.

We paid approximately $1.0 million in dividends on the Series B preferred stock during each of the fiscal years 2010, 2009 and 2008.

During fiscal years 2010, 2009 and 2008, cash proceeds from stock option exercises were $0.6 million, less than $0.1 million and $2.6 million, respectively.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Contractual obligations and commitments

The following table summarizes contractual obligations and commitments at March 28, 2010 (in thousands):

	Total	2011	2012	2013	2014	2015	Thereafter
Operating lease obligations (1) (Note 12)	$189,896	$15,341	$14,950	$14,856	$14,039	$13,003	$117,707
Long-term debt(2) (Note 7)	22,410	22,410	-	-	-	-	-
Purchase commitments	19,943	19,002	523	320	98	-	-
Haru put option (Note 16)	4,100	4,100	-	-	-	-	-
Retirement, severance and consulting cash obligations (3) (Note 15)	2,107	907	412	412	376	-	-
FIN 48 obligation (4) (Note 14)	327	-	-	-	-	-	327
Outsource agreement (5) (Note 21)	8,590	1,201	1,673	1,673	1,673	1,673	697
Total	$247,373	$62,961	$17,558	$17,261	$16,186	$14,676	$118,731

(1)
Operating lease obligations do not include certain operating expenses such as contingent rent obligations and common area maintenance. In fiscal year 2010, these charges totaled approximately $5.0 million.

(2)
Borrowings under the line of credit facility as of March 28, 2010. The line of credit facility allows us to borrow up to $40.5 million through July 17, 2010, reduced to $37.5 million through January 1, 2011, and then further reduced to $32.5 million through maturity. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. Estimates of future interest payments for our variable rate debt are excluded; however, using the borrowings outstanding and the corresponding 5.75% interest rate as of March 28, 2010, an estimate of annual interest payments for fiscal year 2011 would be approximately $1.3 million. Based on the amounts outstanding as of March 28, 2010, a 100 basis point change in interest rates would result in an approximate change to these estimated interest rate payments of $0.2 million.

(3)
On February 9, 2009, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009.  In connection with his resignation, Mr. Schwartz’s employment agreement with us was terminated on a without cause basis, and we entered into an agreement with Mr. Schwartz which provides for, among other things, Mr. Schwartz to provide consulting services to us for a period of five years in exchange for annual payments from us of $17,200.  In accordance with his employment agreement with us, Mr. Schwartz was paid a severance payment of $0.9 million and a retirement benefit of $2.0 million beginning in fiscal year 2010.  The severance payment was paid in a lump sum six months after Mr. Schwartz’s resignation and the retirement benefit is to be paid in sixty equal monthly installments.

Effective as of December 18, 2009, Taka Yoshimoto resigned from his positions as Director and Executive Vice President – Operations. In connection with Mr. Yoshimoto’s resignation, on December 22, 2009, we entered into an agreement with Mr. Yoshimoto which provides for, among other things, payment to Mr. Yoshimoto of $19,340 per month for twelve months commencing on January 15, 2010, and payment, on Mr. Yoshimoto’s behalf, of any premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) applicable to Mr. Yoshimoto’s health insurance coverage until December 15, 2010.

Effective as of January 13, 2010, Juan C. Garcia resigned from his positions as President and Chief Administrative Officer. In connection with Mr. Garcia’s resignation, on January 28, 2010, we entered into an agreement with Mr. Garcia which provides for, among other things, continuation of Mr. Garcia’s basic compensation and car allowance through March 31, 2010 under the terms of his Amended and Restated Employment Agreement dated March 31, 2008,  semi-monthly payments to Mr. Garcia of $11,461 beginning on the first regular pay day following March 31, 2010 and continuing through January 20, 2011, and payment, on Mr. Garcia’s behalf, of any premiums under COBRA applicable to Mr. Garcia’s health insurance coverage until the first regularly scheduled pay day following January 13, 2011.

Effective as of January 13, 2010, Jose I. Ortega resigned from his positions as Vice President – Finance, Chief Financial Officer and Treasurer. In connection with Mr. Ortega’s resignation, on January 14, 2010, we entered into an agreement with Mr. Ortega pursuant to which Mr. Ortega will provide consulting services to us with regard to accounting, SEC filings and other financial matters for up to ninety days.  During the consulting period, we will continue to pay Mr. Ortega the base compensation payable to him at the time of his resignation.  Upon completion of the consulting period and execution of a general release by Mr. Ortega, we will pay Mr. Ortega semi-monthly payments of $8,333 for twelve additional months. In addition, we will make payments, on behalf of Mr. Ortega, of any premiums under COBRA applicable to the health insurance coverage of Mr. Ortega and his qualified dependents until we make our final payment under the agreement.

(4)
We have $0.3 million of unrecognized tax benefits (including related interest) related to uncertain tax positions recorded as liabilities. As we are uncertain as to if or when these amounts may be settled, the related balance has been reflected in the caption “Thereafter.”

(5)
On June 10, 2010, we executed an Outsourcing Services Agreement (the “Agreement”) with InfoSync Services, LLC (“Vendor”) pursuant to which Vendor will provide to us accounting and information services described in the Agreement. The original term of the agreement is for 36 months following the start of processing date with subsequent 2 year renewal options available to us, and we have agreed that Vendor will be the exclusive provider of the services which are the subject of the Agreement.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Off-balance sheet arrangements

As of March 28, 2010, we did not have any “off-balance sheet arrangements” as that term is defined in Regulation S-K Item 303(a)(4).

The impact of inflation

The primary inflationary factors affecting our operations are labor and commodity costs. Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of operating resources, including food and other raw materials, labor and other supplies and services.  Other than labor costs, we do not believe that inflation has had a material effect on sales or expenses during the last three fiscal years. Our restaurant operations are subject to federal and state minimum wage laws governing matters such as working conditions, overtime and tip credits.  Significant numbers of our food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in recent years.  To the extent permitted by competition, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. To the extent that price increases cannot be passed along to our guests, those increases could impact our financial results.

Quantitative and qualitative disclosures about market risks

We are exposed to certain risks of increasing interest rates and commodity prices.  The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to the London interbank offering rate.  We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels.  We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of March 28, 2010.

We had $22.4 million of borrowings outstanding under our line of credit at March 28, 2010. Based on the amounts outstanding as of March 28, 2010, a 100 basis point change in interest rates would result in an approximate change to interest expense of approximately $0.2 million.

We purchase commodities such as chicken, beef and seafood for our restaurants.  The prices of these commodities may be volatile depending upon market conditions.  We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

We have, however, entered into non-cancellable national supply agreements for the purchase of certain beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms.  These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements.  These supply agreements are not considered derivative contracts.

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

Fiscal years 2010, 2009 and 2008 consisted of 52 weeks.

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

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of their carrying amounts are affected by factors such as the ongoing maintenance of and improvements to the assets, changes in economic conditions, changes in operating performance of the restaurant sites and other factors. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors may cause us to realize a material impairment charge.

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

Stock-Based Compensation – Compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values.  The amount of compensation cost will be measured based on the fair market value on the grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). The use of different assumptions could produce a materially different estimate of stock-based compensation fair value and, consequently, the related amount of compensation expense recognized each period.

New Accounting Standards

For a description of the new accounting standards that may affect us, see Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Forward looking statements

This annual report contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. When used in this quarterly report and any documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify certain of such forward-looking statements. These forward-looking statements represent our expectations or beliefs concerning future events. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein as a result of a number of factors, either individually or in combination, including changes in consumer dining preferences, the reaction of our customers and employees to the Benihana Teppanyaki Renewal Program, fluctuations in commodity prices, availability of qualified employees, changes in the general economy and the availability and cost of securing capital, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, harsh weather conditions in areas in which we and our franchisees operate restaurants or plan to build new restaurants, acceptance of our concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete restaurant construction and renovation programs and obtain governmental permits on a reasonably timely basis, an adverse outcome in the dispute between us and the former minority stockholders of Haru Holding Corp. and other factors that we cannot presently foresee.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)
	March 28,	March 29,
	2010	2009
Assets
Current Assets:
Cash and cash equivalents	$2,558	$3,891
Receivables, net	1,929	1,833
Inventories	6,902	6,529
Income tax receivable	1,327	1,304
Prepaid expenses and other current assets	2,043	2,603
Investment securities, available for sale - restricted	608	631
Deferred income tax asset, net	340	721
Total current assets	15,707	17,512

Property and equipment, net	194,261	203,299
Goodwill	6,896	18,020
Deferred income tax asset, net	9,286	9,900
Other assets, net	7,940	8,396
Total assets	$234,090	$257,127
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current Liabilities:
Accounts payable	$5,262	$7,027
Accrued expenses	23,617	25,821
Accrued put option liability	4,100	3,718
Borrowings under line of credit	22,410	-
Total current liabilities	55,389	36,566

Deferred obligations under operating leases	13,802	13,238
Borrowings under line of credit	-	33,351
Other long-term liabilities	1,560	1,999
Total liabilities	70,751	85,154

Commitments and Contingencies (Notes 7, 12 and 16)
Convertible Preferred Stock - $1.00 par value; authorized - 5,000,000 shares; Series B mandatory redeemable convertible preferred stock – authorized – 800,000 shares; issued and outstanding – 800,000 shares in 2010 and 2009, respectively, with a liquidation preference of $20 million plus accrued and unpaid dividends as of March 28, 2010 (Note 8)	19,623	19,536
Stockholders’ Equity:
Common stock - $.10 par value; convertible into Class A common stock; authorized – 12,000,000 shares; issued and outstanding – 5,647,780 and 5,603,139 shares, respectively	564	560
Class A common stock - $.10 par value; authorized – 32,500,000 and 20,000,000 shares; issued and outstanding – 9,768,611 and 9,693,511 shares, respectively	977	970
Additional paid-in capital	70,589	69,479
Retained earnings	71,598	81,625
Accumulated other comprehensive loss, net of tax	(12)	(197)
Total stockholders’ equity	143,716	152,437
Total liabilities, convertible preferred stock and stockholders’ equity	$234,090	$257,127

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share information)

	Fiscal Year Ended
	March 28,	March 29,	March 30,
	2010	2009	2008
Revenues
Restaurant sales	$311,797	$303,868	$295,190
Franchise fees and royalties	1,727	1,739	1,756
Total revenues	313,524	305,607	296,946

Costs and Expenses
Cost of food and beverage sales	74,759	72,646	69,727
Restaurant operating expenses	201,867	188,922	178,099
Restaurant opening costs	1,045	2,165	3,440
Marketing, general and administrative expenses	31,244	30,289	28,092
Impairment charges	12,347	21,505	-
Total operating expenses	321,262	315,527	279,358

(Loss) income from operations	(7,738)	(9,920)	17,588
Interest (expense) income, net	(2,020)	(848)	270

(Loss) income before income taxes	(9,758)	(10,768)	17,858
Income tax (benefit) provision	(815)	(5,703)	5,065

Net (Loss) Income	(8,943)	(5,065)	12,793
Less: accretion of preferred stock issuance costs and preferred stock dividends	1,085	1,087	1,084
Net (loss) income attributable to common stockholders	$(10,028)	$(6,152)	$11,709

(Loss) Earnings Per Share
Basic (loss) earnings per common share	$(0.65)	$(0.40)	$0.77
Diluted (loss) earnings per common share	$(0.65)	$(0.40)	$0.75

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share information)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net of tax	Total Stockholders’ Equity
Balance, April 1, 2007	$713	$779	$63,563	$77,427	$-	$142,482
Comprehensive income:
Net income				12,793		12,793
Net increase in unrealized loss on investment securities available for sale, net of tax					(31)	(31)
Total comprehensive income						12,762
Cumulative effect of accounting change (Note 14)				(1,355)		(1,355)
Issuance of 109,990 shares of common stock and 218,830 shares of Class A common stock from exercise of options	11	22	2,592			2,625
Issuance of 25,900 shares of restricted Class A common stock		3	(3)			-
Conversion of 1,008,118 shares of common stock into 1,008,118 shares of Class A common stock	(101)	101				-
Cash dividend paid in lieu of fractional shares on stock split				(4)		(4)
Dividends declared on Series B preferred stock				(996)		(996)
Accretion of issuance costs on Series B preferred stock				(88)		(88)
Stock-based compensation			576			576
Tax benefit from stock option exercises			1,614			1,614
Balance, March 30, 2008	623	905	68,342	87,777	(31)	157,616
Comprehensive loss:
Net loss				(5,065)		(5,065)
Net increase in unrealized loss on investment securities available for sale, net of tax					(166)	(166)
Total comprehensive loss						(5,231)
Issuance of 5,750 shares of common stock and 11,500 shares of Class A common stock from exercise of options	1	1	76			78
Conversion of 637,575 shares of common stock into 637,575 shares of Class A common stock	(64)	64				-
Dividends declared on Series B preferred stock				(1,000)		(1,000)
Accretion of issuance costs on Series B preferred stock				(87)		(87)
Stock based compensation			1,043			1,043
Tax benefit from stock option exercises			18			18
Balance, March 29, 2009	560	970	69,479	81,625	(197)	152,437
Comprehensive loss:
Net loss				(8,943)		(8,943)
Net decrease in unrealized loss on investment securities available for sale, net of tax					185	185
Total comprehensive loss						(8,758)
Issuance of 44,641 shares of common stock and 78,500 shares of Class A common stock from exercise of options	4	7	628			639
Forfeiture of 3,400 shares of restricted Class A common stock		-	-			-
Dividends declared on Series B preferred stock				(997)		(997)
Accretion of issuance costs on Series B preferred stock				(87)		(87)
Stock based compensation			450			450
Tax benefit from stock option exercises			32			32
Balance, March 28, 2010	$564	$977	$70,589	$71,598	$(12)	$143,716

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
	Fiscal Year Ended
	March 28,	March 29,	March 30,
	2010	2009	2008
Operating Activities:
Net (loss) income	$(8,943)	$(5,065)	$12,793
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of business acquisitions:
Depreciation and amortization	20,403	18,761	17,347
Non-cash impairment charges	12,347	21,505	-
Deferred income taxes	865	(9,423)	2,562
Stock-based compensation	450	1,043	576
Tax benefit from stock option exercises	(32)	(18)	(1,614)
Loss on disposal of assets	30	24	869
Provision for loss on promissory note	-	-	400
Change in operating assets and liabilities that provided (used) cash:
Receivables	(270)	931	(921)
Inventories	(373)	(52)	(748)
Prepaid expenses and other current assets	560	(567)	748
Income taxes and other long-term liabilities	(71)	2,086	(5,396)
Other assets	506	(190)	(1,762)
Accounts payable	123	237	(1,787)
Other long-term liabilities	-	1,614	-
Accrued expenses and deferred obligations under operating leases	2,013	2,964	4,690
Net cash provided by operating activities	27,608	33,850	27,757
Investing Activities:
Expenditures for property and equipment and computer software	(17,174)	(48,821)	(55,136)
Collection of insurance proceeds	174	2,012	-
Proceeds on sale of collateral underlying Monterey promissory note	-	373	-
Proceeds from sales (purchases) of investment securities, available for sale, net	338	(94)	(21)
Cash proceeds from disposal of property and equipment	-	-	10
Collection on Sushi Doraku note	-	-	2
Net cash used in investing activities	(16,662)	(46,530)	(55,145)
Financing Activities:
Borrowings on line of credit	99,946	112,535	75,767
Repayments on line of credit	(110,894)	(96,606)	(58,345)
Debt issuance costs	(757)	(168)	-
Stock registration costs	(245)	-	-
Dividends paid on Series B preferred stock	(1,000)	(1,004)	(1,000)
Proceeds from issuance of common and Class A common stock upon exercise of options	639	78	2,625
Tax benefit from stock option exercises	32	18	1,614
Cash dividend paid in lieu of fractional shares on stock split	-	-	(4)
Net cash (used in) provided by financing activities	(12,279)	14,853	20,657
Net (decrease) increase in cash and cash equivalents	(1,333)	2,173	(6,731)
Cash and cash equivalents, beginning of year	3,891	1,718	8,449
Cash and cash equivalents, end of year	$2,558	$3,891	$1,718
Supplemental Cash Flow Information Cash paid during the fiscal year for:
Interest	$1,405	$801	$300
Income taxes	875	1,304	7,898
Noncash investing and financing activities
Acquired property and equipment for which cash payments had not yet been made	$330	$5,867	$6,735
Accrued but unpaid dividends on the Series B preferred stock	238	241	245
Net decrease (increase) in unrealized loss on investment securities available for sale, net of tax	185	(166)	(31)

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations - As of March 28, 2010, Benihana Inc., including our wholly-owned subsidiaries (“we,” “our” or “us”), owned and operated 63 Benihana teppanyaki restaurants, 25 RA Sushi restaurants and 9 Haru restaurants. We also had 22 franchised Benihana teppanyaki restaurants as of March 28, 2010.  Benihana National Corp. owns the right to operate, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands. We also own the United States trademarks and worldwide development rights to the names “Haru” and “RA” and related trademarks.

Basis of Presentation - The consolidated financial statements include the assets, liabilities and results of operations of our wholly-owned subsidiaries.  All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year - We have a 52/53-week fiscal year.  Our fiscal year ends on the Sunday within the dates of March 26 through April 1.  The fiscal year is divided into 13 four-week periods.  Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year.  This operating calendar provides us with a consistent number of operating days within each period as well as ensures that certain significant holidays occur consistently within the same fiscal quarters.  Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable.  Fiscal years 2010, 2009 and 2008 each consisted of 52 weeks.

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

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use - The cost of computer software obtained for internal use is capitalized and recorded in other assets and is amortized over a three-year period.  Amortization of these costs totaled $0.8 million, $0.2 million and $0.4 million during fiscal years 2010, 2009 and 2008, respectively.

Accounting for Long-Lived Assets - Property and equipment are stated at cost.  We capitalize all direct costs incurred to construct restaurants.  Upon opening, these costs are depreciated and charged to expense based upon their useful life classification.  Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs.  The amount of interest capitalized in connection with restaurant construction was less than $0.1 million in fiscal year 2010 and approximately $0.2 million each of fiscal years 2009 and 2008.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit or operating losses to be primary indicators of potential asset impairment, after an individual restaurant location has been operating for two years.  Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level.  When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets, the carrying amount is compared to fair value.  An impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, we recorded an impairment charge of $1.2 million ($0.7 million after-tax) and $9.6 million ($5.7 million after-tax) during fiscal years 2010 and 2009, respectively, related to the write-down of property and equipment to estimated fair value at certain of our restaurants.

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

As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, during fiscal years 2010 and 2009, we recorded impairment charges of $11.1 million ($7.3 million after-tax) and $11.9 million ($7.0 million after-tax), respectively, related to the write-down of goodwill allocated to the Benihana and RA Sushi reporting units to their implied fair value as determined by step two of the goodwill impairment test.

The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite lived intangible assets and included in other assets in the accompanying consolidated balance sheets. We review premiums on liquor licenses for impairment annually or more frequently if impairment indicators exist. We performed our assessment for possible impairment during fiscal years 2010, 2009 and 2008 and no impairment charges resulted from the impairment tests.

Other intangible assets include lease acquisition costs, capitalized computer software costs and reacquired franchise rights.  These intangible assets are classified as other assets, net in the accompanying consolidated balance sheets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years through September 30, 2010.  Reacquired franchise rights are amortized over the remaining term of purchased rights.  Amortization of intangibles totaled $1.3 million, $0.6 million and $0.7 million during fiscal years 2010, 2009 and 2008, respectively.

Estimated amortization expense over the estimated remaining life of intangible assets is as follows (in thousands):

Fiscal year:
2011	$1,482
2012	254
2013	254
2014	254
2015	116
Thereafter	182
Total	$2,542

Fiscal year 2011 amortization expense includes the accelerated amortization of our accounting system as a result of our agreement to outsource certain accounting transactions.  See Note 21, Subsequent Events, for further discussion.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

Revenue Recognition - Revenues from food and beverage sales are recognized as products are sold. We sell gift cards to guests in our restaurants and through our websites.  Proceeds from the sale of gift cards are deferred until the revenue recognition criteria have been met, generally upon redemption. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is based on historical redemption patterns. Initial franchise fees are recorded as income when substantially all of our material obligations under the franchise agreement are satisfied, which generally coincides with the opening of the franchised restaurants.  Continuing royalties, which are based upon a percentage of each franchised restaurant’s gross revenues, are recognized as income when earned. Sales taxes collected from guests and remitted to governmental authorities are presented on a net basis within sales in our consolidated statements of earnings.

Accounting for Leases - Rent expense for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term.  Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement.  Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. The difference between rent expense and rent paid is recorded as a deferred rent obligation and is included in the accompanying consolidated balance sheets. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that the sales levels will be achieved. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes.  Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Depreciation and Amortization - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years;  restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years;  and leasehold improvements - lesser of the expected lease term used for lease accounting purposes or their useful lives).  Depreciation expense associated with property and equipment totaled $19.1 million, $18.1 million and $16.6 million for fiscal years 2010, 2009 and 2008, respectively.  During fiscal years 2009 and 2008, we recognized incremental depreciation expense of $0.4 million and $2.4 million, respectively, related to our review of the estimated useful lives of assets for Benihana teppanyaki restaurants scheduled to be remodeled as part of our renovation program.  No such additional expense was incurred in fiscal year 2010.

Restaurant Opening Costs - Restaurant opening costs include costs to recruit and train hourly restaurant employees, wages, travel and lodging costs for our opening training team and other support employees, costs for practice service activities and straight-line minimum base rent during the restaurant preopening period for accounting purposes.  We expense restaurant opening costs as incurred.

Advertising - Advertising costs are expensed as incurred.  Advertising costs were $6.9 million, $7.8 million and $7.7 million in fiscal 2010, 2009 and 2008, respectively, and are included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

Stock-Based Compensation - Compensation costs related to share-based payments to employees, including grants of employee and director stock options, are recognized in the financial statements based on their fair values.  The amount of compensation cost will be measured based on the fair market value on the grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). The following summarizes assumptions used in estimating the fair value of option grants:

	Fiscal Year
	2010	2009	2008
Risk free interest rate	3.9%	3.4% - 3.7%	3.4% - 4.6%
Expected dividend yield	-	-	-
Expected term	3 years	3 years	3 years
Expected volatility	74.6%	51.0% - 65.4%	46.4% - 48.5%

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

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

	March 28,	March 29,	March 30,
	2010	2009	2008

Net (loss) income	$(8,943)	$(5,065)	$12,793
Less: Accretion of preferred stock issuance costs and preferred stock dividends	(1,085)	(1,087)	(1,084)
(Loss) income for computation of basic (loss) earnings per share	(10,028)	(6,152)	11,709
Add: Accretion of preferred stock issuance costs and preferred stock dividends (Note 8)	-	-	1,084
(Loss) earnings for computation of diluted (loss) earnings per share	$(10,028)	$(6,152)	$12,793

Weighted average number of common shares in basic (loss) earnings per share	15,388	15,289	15,173
Effect of dilutive securities:
Stock options and warrants	-	-	334
Convertible preferred shares	-	-	1,662
Weighted average number of common shares and dilutive potential common shares used in diluted (loss) earnings per share	15,388	15,289	17,169

Due to the net loss attributable to common shareholders for fiscal years 2010 and 2009, all potentially dilutive shares were excluded from the denominator of the earnings per share calculation as including such shares would have been anti-dilutive.  Similarly, the numerator was not adjusted to add back any preferred stock issuance costs or preferred stock dividends as including such amounts would have been anti-dilutive.  During fiscal years 2010, 2009 and 2008, stock options to purchase 1.0 million, 1.6 million and 0.5 million shares of common stock were excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.

Convertible preferred stock shall be assumed to have been converted at the beginning of the period and the resulting common shares shall be included in the denominator of diluted EPS. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. Convertible preferred stock is anti-dilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable upon conversion exceeds basic EPS. For the fiscal year 2010, the dividend declared per common share obtainable upon conversion of the Series B preferred stock of 3.2 million shares was excluded from the calculation of diluted earnings per share due to its anti-dilutive effect.

Income Taxes - We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. We use the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts considered by us to be more likely than not of realization in future periods.

A tax benefit claimed or expected to be claimed on a tax return is recorded from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority.

Other Comprehensive Loss - For the fiscal years 2010, 2009 and 2008, the only component of other comprehensive loss is the net unrealized losses on our investments classified as available for sale.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Segment Reporting - Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  We have determined that our reportable segments are those that are based on our methods of internal reporting and management structure, which is based upon our restaurant concepts.  Accordingly, our reportable segments are based on restaurant concept.

There were no material amounts of revenues or transfers between reportable segments. Revenues from external guests are derived principally from food and beverage sales.  We do not rely on any major guests as a source of revenue.  For fiscal years 2010, 2009 and 2008, franchise revenues attributed to foreign countries totaled approximately $0.4 million, $0.4 million and $0.5 million, respectively.

Recently Issued Accounting Standards - In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06 (“ASU 2010-06”) which amends ASC 820.  The ASU requires new disclosures regarding recurring or nonrecurring fair value measurements. Entities will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and describe the reasons for the transfers. Entities will also be required to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about the valuation techniques used in determining fair value for Level 2 or Level 3 measurements. The changes as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009, except for requirements related to Level 3 disclosures, which are effective for annual and interim periods beginning after December 15, 2010.  This guidance required new disclosures only and will have no impact on our consolidated financial statements beginning in fiscal 2011.

In June 2009, the Financial Accounting Standards Board (“FASB”) approved the Accounting Standards Codification (“ASC” or “the Codification”) as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as standards issued by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission (“SEC”), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts the Company’s financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There have been no changes to the content of our financial statements or disclosures as a result of implementing the Codification.

In June 2009, the ASB updated ASC Topic 810 (“ASC 810”), “Consolidation” (previously SFAS No. 167) which amends FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” regarding certain guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The guidance is effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. We do not expect the adoption of the provisions of ASC 810 to materially impact our financial statements beginning in fiscal year 2011.

In May 2009, the FASB updated ASC Topic 855, “Subsequent Events” (“ASC 855”) (formerly referenced SFAS No. 165, “Subsequent Events”). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for interim and annual periods ending after June 15, 2009. Our adoption of ASC 855 on March 30, 2009 did not result in significant changes in the subsequent events that we report, either through recognition or disclosure, in our consolidated financial statements.

In April 2009, the FASB issued ASC Topic 320, “Investments – Debt and Equity Securities” (“ASC 320”) (formerly referenced as FASB Staff Position (“FSP”) FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). This statement improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements but does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Our adoption of ASC 320 on March 30, 2009 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued ASC Topic 825, “Financial Instruments” (“ASC 825”) (formerly referenced as FSP FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments”). ASC 825 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. Our adoption of ASC 825 on March 30, 2009 did not have a material impact on our consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In December 2007, the FASB issued ASC Topic 805, “Business Combinations” (formerly referenced as SFAS No. 141R, “Business Combinations”). ASC 805 establishes the principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. ASC 805 also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. ASC 805 is effective for business combinations occurring after March 30, 2009. Acquisitions, if any, after the effective date will be accounted for in accordance with ASC 805.

In September 2006, the FASB issued ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) (previously referenced as SFAS No. 157, “Fair Value Measurements”).  ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. Our adoption of the provisions of ASC 820 on March 31, 2008 with respect to financial assets and liabilities measured at fair value did not have a material impact on our fair value measurements on our condensed consolidated financial statements. Our adoption of the provisions of ASC 820 on March 30, 2009, with respect to nonfinancial assets and liabilities, including (but not limited to) the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment, did not have a material impact on how we estimated our fair value measurements but did result in increased disclosures about fair value measurements in our consolidated financial statements.

2.	INVENTORIES

Inventories consist of (in thousands):

	March 28,	March 29,
	2010	2009

Food and beverage	$2,794	$2,785
Supplies	4,108	3,744
	$6,902	$6,529

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term nature of the items as of March 28, 2010 and March 29, 2009. The carrying amounts of our debt at March 28, 2010 and March 29, 2009 approximate fair value due to the variable rates associated with the debt instrument. During fiscal year 2010, we amended our line of credit agreement (refer to Note 7, Long-term Debt) and believe the carrying value of our debt as of March 28,2010 approximates fair value.

As of March 28, 2010 and March 29, 2009, we had certain publicly traded mutual funds that invest in debt and equity securities that are required to be measured at fair value on a recurring basis.  We invest in these mutual funds to mirror and track the performance of the elections made by employees that participate in our deferred compensation plan. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders’ equity.  We determined the fair value of our investment securities available for sale using quoted market prices (Level 1 in the fair value hierarchy).

The following table discloses, as of March 29, 2009, our available for sale investment securities that have been in a continuous unrealized net loss position for less than 12 months and those that have been in a continuous unrealized net loss position for 12 or more (in thousands).  There were no significant available for sale investment securities in a net loss position as of March 28, 2010.

	12 months or greater			less than 12 months
	March 29, 2009			March 29, 2009
			Unrealized			Unrealized
	Cost	Fair value	loss	Cost	Fair value	loss
Equity securities	$860	$543	$(317)	$-	$-	$-
Fixed income securities	64	48	(16)	-	-	-
	$924	$591	$(333)	$-	$-	$-

We periodically evaluate unrealized losses in our available for sale investment securities for other-than-temporary impairment using both qualitative and quantitative criteria and, as of March 28, 2010 and March 29, 2009, determined that there was no material other-than-temporary impairment.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Disclosures for nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, were required prospectively beginning March 30, 2009. Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment.

During the year ended March 28, 2010, in connection with the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment, we recorded impairment charges totaling $12.3 million to write down the Benihana teppanyaki reporting unit’s goodwill and certain restaurants’ property and equipment to fair value using unobservable inputs (level 3 measurements). Refer to Note 11, Impairment Charges, for the reasons for the measurements, description of the inputs and information used to develop the inputs.

4.	PROPERTY AND EQUIPMENT

Property and equipment, net consists of (in thousands):

	March 28,	March 29,
	2010	2009

Land	$14,414	$14,414
Buildings	41,487	40,764
Leasehold improvements	188,432	175,185
Restaurant furniture, fixtures and equipment	51,836	46,937
	296,169	277,300
Less: Accumulated depreciation and amortization	102,836	84,655
	193,333	192,645
Construction in progress	928	10,654
	$194,261	$203,299

During fisacl year 2008, the Benihana teppanyaki restaurant in Memphis, TN was destroyed by fire, and we wrote off the net book value of damaged property and recorded an insurance receivable for those assets. During fiscal year 2009, we received $2.0 million in insurance proceeds, which were used to rebuild the restaurant.

5.	OTHER ASSETS

Other assets, net consist of (in thousands):

	March 28,	March 29,
	2010	2009

Security deposits	$2,444	$3,048
Premium on liquor licenses	1,983	1,983
Capitalized computer software, net of accumulated amortization of $838 and $177, respectively	1,222	1,503
Lease acquisition costs, net of accumulated amortization of $1,619 and $1,440, respectively	762	941
Reacquired franchise rights, net of accumulated amortization of $265 and $193, respectively	558	632
Other, net of accumulated amortization of $2,354 and $1,947 , respectively	971	289
	$7,940	$8,396

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	ACCRUED EXPENSES

Accrued expenses consist of (in thousands):

	March 28,	March 29,
	2010	2009

Accrued payroll, incentive compensation and related taxes	$6,395	$5,211
Accrued capital expenditures	308	3,957
Unredeemed gift cards and certificates	3,359	3,329
Accrued workers compensation claims	3,193	2,366
Sales taxes payable	1,767	1,613
Accrued retirement and severance obligation	820	1,317
Accrued percentage rent	1,590	1,114
Other accrued liabilities	6,185	6,914
	$23,617	$25,821

7.	LONG-TERM DEBT

As of March 28, 2010, we were allowed to borrow up to $40.5 million through July 17, 2010 from Wachovia Bank, National Association (“Wachovia”) under the terms of an agreement entered into on our line of credit agreement, as amended.  While providing for working capital, capital expenditures and general corporate purposes, the amended line of credit agreement requires that we maintain certain financial ratios and profitability amounts and restricts the payment of cash dividends as well as the use of proceeds to purchase our stock and is secured by the assets of Benihana Inc. (including first mortgages on all real estate owned by the Company). On July 18, 2010, the last day of the first quarter of fiscal year 2011, the amount available to borrow will be reduced to $37.5 million through January 1, 2011. On January 2, 2011, the last day of the third quarter of fiscal year 2011, the amount available to borrow will be further reduced to $32.5 million through maturity. The amount we can borrow will be further reduced by 25% of any net cash proceeds we may receive in connection with any sale of our equity securities.  The amended line of credit provides for a commitment fee of 0.25% on the unused portion of the loan commitment and interest rates payable at 4.75% above the applicable LIBOR rate with a LIBOR floor of 1.0%. The amended line of credit provides for a minimum fixed charge coverage ratio of 1.10:1.00 through the first quarter of fiscal year 2011 and a minimum of 1.35:1.00 thereafter, and a maximum leverage ratio of 5.00:1.00 through the end of the first quarter of fiscal year 2011 and 4.50:1.00 by the end of the second quarter of fiscal year 2011 through, and including, the third quarter of fiscal year 2011.

At March 28, 2010, we had $22.4 million outstanding under the terms of the amended line of credit at an interest rate of 5.75%, all of which will become due on March 15, 2011.  We have no agreement with Wachovia to extend or renew the line beyond maturity. There are no scheduled payments prior to scheduled maturity; however, we may prepay outstanding borrowings prior to that date.  The amount available to be borrowed under the amended line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.0 million at March 28, 2010, and as of that date, we had available $17.1 million for borrowing.  As of March 28, 2010, we were in compliance with the financial covenants of the amended line of credit agreement with Wachovia.

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

The 0.8 million shares of Series B preferred stock outstanding at March 28, 2010 are convertible into an aggregate 1.6 million shares of common stock and has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends.  The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted, to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions).    The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock, and votes on an “as if converted” basis together with the common stockholders on all matters put to a vote of the holders of common stock. In addition, under certain circumstances, the approval of a majority of the Series B preferred stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of our total consolidated assets.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We pay quarterly dividends on the Series B preferred stock, and at March 28, 2010, accrued but unpaid dividends totaled $0.2 million, or $0.30 per share, of the Series B preferred stock.

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

On November 24, 2009, we filed a Registration Statement on Form S-3 under the Securities Act of 1933. The Registration Statement on Form S-3 covers the sale of an indeterminate amount of our Class A common stock, common stock, preferred stock, debt securities and subscription rights for an aggregate initial offering price totaling approximately $30.0 million.

On February 23, 2010, our shareholders approved Agreement and Plan of Merger by and between Benihana Inc. and its wholly-owned subsidiary BHI Mergersub, Inc., pursuant to which such subsidiary would merge with and into the Company.  The sole purpose of this transaction was to effect an amendment to our certificate of incorporation to increase the number of shares of Class A common stock which we are authorized to issue by 12,500,000.  Our certificate of incorporation was amended to reflect the share increase.  No determination has been made to offer any securities nor has any determination been made as to the specific uses of proceeds if such securities were to be offered and sold.

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

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10.	RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

	Fiscal Year Ended
	March 28,	March 29,	March 30,
	2010	2009	2008
Labor and related costs	$107,798	$104,174	$100,655
Occupancy costs	20,944	19,727	17,620
Depreciation and amortization	19,088	18,121	16,595
Utilities	9,276	9,293	7,926
Restaurant supplies	8,549	7,339	6,841
Credit card discounts	6,001	5,787	5,592
Other restaurant operating expenses	30,211	24,481	22,870
Total restaurant operating expenses	$201,867	$188,922	$178,099

11.	IMPAIRMENT CHARGES

As discussed in Note 1, Summary of Significant Accounting Policies, we periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable.  As a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. During fiscal year 2009, the results of our analysis indicated that the property and equipment were impaired at five restaurants:  Benihana Tucson, RA Sushi Corona, RA Sushi Glenview, RA Sushi Palm Beach Gardens and Haru Philadelphia. Accordingly, we recognized an impairment charge of $9.6 million ($5.7 million after-tax) to write-down the restaurants’ property and equipment to estimated fair value.  During fiscal year 2010, our analysis resulted in an additional write-down of property and equipment of $1.2 million ($0.7 million after tax) at our Benihana Tucson, RA Sushi Palm Beach Gardens and Haru Philadelphia locations, all of which is classified as impairment charges in the accompanying consolidated statement of earnings.

Additionally, as discussed in Note 1, Summary of Significant Accounting Policies, we review goodwill and other indefinite-lived intangible assets annually for impairment, or more frequently if indicators of impairment exist. Based on the results of step one of the fiscal year 2010 impairment test, the Haru reporting unit’s estimated fair value exceeded its carrying value; therefore, no impairment charges to goodwill for this reporting unit was recognized. Based on the results of step one of the impairment test, the Benihana reporting unit’s estimated fair value did not exceed its carrying value, which required us to perform the second step of the goodwill impairment test. The second step of the goodwill impairment test indicated that all of the goodwill allocated to the Benihana reporting unit was impaired primarily due to depressed economic and industry factors at the valuation date and the step two purchase price allocations where a considerable amount of the Benihana reporting unit’s fair value was allocated to the Benihana trade name. Therefore, during fiscal year 2010, we recorded a non-cash goodwill impairment charge of $11.1 million ($7.3 million after-tax) to fully impair our Benihana reporting unit.  During fiscal year 2009 and based upon the results of our analysis, our RA Sushi reporting unit was fully-impaired resulting in the recognition of a non-cash goodwill impairment charge of $11.9 million ($7.0 million after-tax), all of which is classified as impairment charges in the accompanying consolidated statement of earnings.  No impairment charge was recorded in fiscal year 2008.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table reflects the changes in the carrying amount of goodwill by concept for fiscal years 2009 and 2010:

	Teppanyaki	RA Sushi	Haru	Total
Balance as of March 30, 2008:
Goodwill	$11,124	$11,880	$6,896	$29,900
Accumulated impairment charges	-	-	-	-
Goodwill, net	11,124	11,880	6,896	29,900
Fiscal year 2009 changes:
Impairment charge	-	(11,880)	-	(11,880)
Balance as of March 29, 2009:
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	-	(11,880)	-	(11,880)
Goodwill, net	11,124	-	6,896	18,020
Fiscal year 2010 changes:
Impairment charge	(11,124)	-	-	(11,124)
Balance as of March 28, 2010:
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	(11,124)	(11,880)	-	(23,004)
Goodwill, net	$-	$-	$6,896	$6,896

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

12.	LEASES

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

Minimum payments under lease commitments are as follows (in thousands):

Operating
Leases
Fiscal year:
2011	$15,341
2012	14,950
2013	14,856
2014	14,039
2015	13,003
Thereafter	117,707
Total minimum lease payments	$189,896

Rent expense consists of (in thousands):

	Fiscal Year Ended
	March 28,	March 29,	March 30,
	2010	2009	2008

Minimum rentals	$16,411	$15,404	$13,489
Contingent rentals	3,267	3,211	3,401
	$19,678	$18,615	$16,890

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.	STOCK-BASED COMPENSATION

On November 2, 2007, our shareholders approved the 2007 Equity Incentive Plan. As of that date, all future awards are granted under the 2007 Equity Incentive Plan. Therefore, we no longer grant options under any of our previously approved plans, including: the 2003 Directors’ Stock Option Plan, 2000 Employees Class A Stock Option Plan, 1997 Employees Class A Stock Option Plan and Amended and Restated Directors’ Stock Option Plan (together, the “prior option plans”). All outstanding options issued under the prior option plans will not be affected and will continue to be outstanding in accordance with their terms and the terms of the prior option plans pursuant to which they were issued. On August 20, 2009, our shareholders approved an amendment to the 2007 Equity Incentive Plan, which (i) increased the number of authorized shares of our Class A common stock available for issuance under the equity plan by 2,000,000 shares to an aggregate of 2,750,000 shares, (ii) increased the number of shares which may be issued under the equity plan upon the exercise of incentive stock options by 1,450,000 shares to an aggregate of  2,000,000 shares and (iii) increased the maximum number of shares for which an employee of the Company may be granted equity awards under the equity plan during any calendar year by 550,000 shares to 750,000 shares.  As of March 28, 2010, of these amounts, we have granted 22,500 shares of restricted Class A common stock, net of forfeitures, and options to purchase 431,466 shares of Class A common stock, net of cancellations, leaving 2,296,034 shares available for future grants.

The purpose of the 2007 Equity Incentive Plan is to enable us to attract, retain and motivate key employees and non-employee directors by providing them equity participation. The plan provides for incentive stock options (“ISO’s”) under Section 422 of the Internal Revenue Code of 1986, as amended, and for options which are not ISO’s, stock appreciation rights (SARs), stock grants and stock equivalent units. Options, SARs and stock equivalent units granted under the employee plans may not have terms exceeding ten years (in the case of optionees holding 10% or more of the combined voting rights of our securities, ISO’s may not have terms exceeding five years) and may not provide for an option exercise price of less than 100% of the fair market value of the our Class A common stock on the day of the grant (110% of the fair market value in the case of optionees holding 10% or more of the combined voting rights of our securities). With regard to each option grant, the option first vests with respect to one-third on the first anniversary of the grant of the option, one-third on the second anniversary of the grant of the option and as to the balance of the shares on the third anniversary of the option. With regard to each restricted stock grant, the grant is subject to a risk of forfeiture which first lapses with respect to approximately one-third on the first anniversary of the grant, approximately one-third on the second anniversary of the grant and the balance of the shares on the third anniversary of the grant.

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

We recorded $0.5 million ($0.3 million after-tax), $1.0 million ($0.6 million after-tax) and $0.6 million ($0.4 million after-tax) in stock compensation expense, included in marketing, general and administrative expenses in the accompanying consolidated statement of earnings, during the fiscal years 2010, 2009 and 2008, respectively.  As further discussed in Note 15, Resignation of Former Directors and Executives, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009. In connection with Mr. Schwartz’s resignation, all stock options and restricted stock granted to Mr. Schwartz under the 2007 Equity Incentive Plan were modified to accelerate vesting as of February 9, 2009. Included in the tables below are 69,600 stock options and 11,600 restricted stock awards where vesting was accelerated in connection with Mr. Schwartz’s resignation. The total incremental compensation cost recognized during fiscal year 2009 resulting from this modification was $0.3 million.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock Options - Stock option transactions under the above plans for the fiscal years 2008, 2009 and 2010 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per share)	(in years)	(in thousands)

Outstanding at April 1, 2007	1,560,922	$9.21
Granted	313,400	11.69
Canceled/Expired	(16,164)	17.79
Exercised	(328,820)	7.99

Outstanding at March 30, 2008	1,529,338	9.90
Granted	100,000	4.36
Canceled/Expired	(1,725)	7.84
Exercised	(17,250)	4.43

Outstanding at March 29, 2009	1,610,363	9.61
Granted	60,000	6.33
Canceled/Expired	(593,509)	9.42
Exercised	(123,141)	5.20
Outstanding at March 28, 2010	953,713	$10.10	4.22	$208
Exercisable at March 28, 2010	827,424	$10.48	4.79	$148

During fiscal years 2010 and 2009, options to purchase 60,000 and 100,000 of Class A common stock were granted, respectively.  Refer to Note 1, Summary of Significant Accounting Policies, for assumptions used in estimating the fair value of these option grants. We expect options to purchase 0.1 million shares to vest during fiscal year 2011.  The weighted average grant date fair value of options granted during fiscal years 2010, 2009 and 2008 was $3.48, $1.79 and $4.27, respectively.

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Ranges of exercise prices:	Number	Life	Price	Number	Price
$0.00 - $2.61	57,000	8.7	$2.61	38,000	$2.61
4.96 - 6.33	96,484	1.3	5.84	56,484	5.49
7.36 - 9.01	319,513	2.5	8.02	299,513	7.99
10.00 - 11.22	270,716	4.5	10.50	223,427	10.53
14.91 - 16.36	135,000	6.6	15.56	135,000	15.56
18.81 - 18.84	75,000	6.8	18.82	75,000	18.82
	953,713	4.22	$10.10	827,424	$10.48

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. For fiscal years 2010, 2009 and 2008, the total intrinsic value of stock options exercised was $0.1 million, less than $0.1 million and $4.0 million, respectively.   Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during the fiscal years ended 2010, 2009 and 2008 totaled less than $0.1 million, less than $0.1 million and $1.6 million, respectively. As of March 28, 2010, total unrecognized compensation cost related to nonvested stock options totaled $0.3 million and is expected to be recognized over approximately 1.5 years. The total fair value of shares vested during fiscal year 2010 was $0.5 million.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Restricted Stock - Restricted stock transactions under the 2007 Equity Incentive Plan are as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
		(per share)

Nonvested at April 1, 2007	-	$-
Granted	25,900	10.35
Nonvested at March 30, 2008	25,900	10.35
Granted	-	-
Forfeited	-	-
Vested	(16,367)	10.35
Nonvested at March 29, 2009	9,533	10.35
Granted	-	-
Forfeited	(3,400)	10.35
Vested	(3,065)	10.35
Nonvested at March 28, 2010	3,068	$10.35

No restricted stock was granted prior to March 2008 or under any of our prior option plans. The aggregate intrinsic value of vested restricted stock awards as of March 28, 2010 and March 29, 2009 was $0.1 million and less than $0.1 million.  As of March 28, 2010, there was less than $0.1 million of unrecognized compensation cost related to restricted stock grants, which is expected to be recognized over approximately 1 year.

14.	INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of these assets and liabilities as measured by income tax law.  The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	March 28,	March 29,
	2010	2009
Deferred tax assets:
Straight-line rent expense	$5,426	$4,892
Goodwill	1,904	2,343
Gift certificate liability	1,344	1,362
Amortization of gain	614	667
Employee benefit accruals	4,259	2,410
Workers compensation	1,073	550
Other	22	30
	14,642	12,254
Deferred tax liabilities:
Property and equipment	3,940	796
Inventories	1,083	974
	5,023	1,770

	9,619	10,484
Available for sale investment securities	7	137
Net deferred tax asset	$9,626	$10,621

A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized. Realization is dependent on generating sufficient taxable income. Although realization is not assured, we believe it is more likely than not that all of the deferred tax asset will be realized.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Net deferred tax asset consists of (in thousands):

	March 28,	March 29,
	2010	2009
Current asset	$340	$721
Long-term asset	9,286	9,900
	$9,626	$10,621

The income tax (benefit) provision consists of (in thousands):

	Fiscal Year Ended
	March 28,	March 29,	March 30,
	2010	2009	2008
Current tax expense:
Federal	$(1,774)	$2,382	$1,581
State	94	1,338	922
Deferred tax (benefit) expense:
Federal and State	865	(9,423)	2,562
Income tax (benefit) provision	$(815)	$(5,703)	$5,065

The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

	Fiscal Year Ended
	March 28,	March 29,	March 30,
	2010	2009	2008
Federal income tax provision at statutory rate of 34% in fiscal year 2010 and 35% in fiscal years 2009 and 2008	$(3,318)	$(3,769)	$6,250
State income taxes, net of federal benefit	216	(492)	968
Tax credits, net	(1,635)	(1,477)	(1,437)
Tax benefit recognized for uncertain tax positions	(96)	(321)	(824)
Goodwill impairment	3,782	-	-
Change in tax rate	233
Other	3	356	108

Income tax (benefit) provision	$(815)	$(5,703)	$5,065

Effective income tax rate	8.4%	53.0%	28.4%

We file income tax returns that are periodically audited by various federal and state jurisdictions. With few exceptions, we are no longer subject to federal and state income tax examinations for years prior to fiscal year 2007.

As of March 28, 2010, we had $0.3 million of unrecognized tax benefits related to uncertain tax positions, all of which would impact the tax rate, if recognized. Of the total unrecognized tax benefits at March 28, 2010, we believe it is reasonably possible that this amount could be reduced by $0.1 million in the next twelve months due the expiration of statute of limitations. As of March 29, 2009, we had $0.4 million of unrecognized tax benefit.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The unrecognized tax benefits and related interest and penalties are generally classified as other long term liabilities in the accompanying consolidated balance sheets.  A reconciliation of beginning and ending unrecognized tax benefits, exclusive of related interest and penalties, is as follows (in thousands):

Unrecognized tax benefits, April 2, 2007	$3,308
Gross decreases - prior period tax positions	(2,725)
Gross increases - prior period tax positions	76
Unrecognized tax benefits, March 30, 2008	659
Gross decreases - prior period tax positions	(370)
Gross increases - prior period tax positions	83
Unrecognized tax benefits, March 29, 2009	372
Gross decreases - prior period tax positions	(112)
Gross increases - prior period tax positions	40
Unrecognized tax benefits, March 28, 2010	$300

We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of earnings. As of March 28, 2010, we had less than $0.1 million accrued for the payment of interest and no amount accrued for the payment of penalties related to unrecognized tax benefits.  During fiscal year 2010, we reduced the related interest associated with unrecognized tax benefits by less than $0.1 million.  As of March 29, 2009, we had less than $0.1 million accrued for the payment of interest and no amount accrued for the payment of penalties related to unrecognized tax benefits.  During fiscal year 2009, we reduced the related interest associated with unrecognized tax benefits by approximately $0.2 million.

15.	RESIGNATION OF FORMER DIRECTORS AND EXECUTIVES

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

Mr. Schwartz’s employment agreement with us, dated March 17, 2008, was terminated on a without cause basis on February 9, 2009. As a result, during the fiscal year 2009, we recognized a $3.2 million charge comprised primarily of severance and retirement cash obligations totaling $2.9 million as well as additional compensation expense related to the acceleration of Mr. Schwartz’s stock options and restricted stock grants under the 2007 Equity Incentive Plan totaling $0.3 million. In accordance with Mr. Schwartz’s employment agreement, he was paid a lump sum severance payment of $0.9 million six months after his resignation and a retirement benefit of $2.0 million to be paid in sixty equal monthly installments where the first six installments shall not be paid until six months after his resignation.  Of the amount due to Mr. Schwartz as of March 28, 2010, $0.4 million is classified as short-term within accrued expenses and the remaining $1.2 million is classified as long-term within other long-term liabilities in the accompanying consolidated balance sheet. Additionally, as provided under his employment agreement, for a period of three years following his resignation, we will provide Mr. Schwartz with continued group medical and dental insurance coverage or payments in lieu thereof.

On February 9, 2009, our board of directors approved the election of Richard C. Stockinger to Chief Executive Officer. Mr. Stockinger has served as a member of our board since November 2007.

On February 9, 2009, our board of directors elected Darwin C. Dornbush to serve as a Class III member of the board and as Chairman of the Board, and on August 20, 2009, our shareholders elected Mr. Dornbush to serve as a Class III member of the board for a one year term.  Mr. Dornbush, a member of the board from 1995 until 2005, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm.

Effective as of December 18, 2009, Taka Yoshimoto resigned from his positions as Director and Executive Vice President – Operations. In connection with Mr. Yoshimoto’s resignation, on December 22, 2009, we entered into an agreement with Mr. Yoshimoto which provides for, among other things, payment to Mr. Yoshimoto of $19,340 per month for twelve months commencing on January 15, 2010, and payment, on Mr. Yoshimoto’s behalf, of any premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) applicable to Mr. Yoshimoto’s health insurance coverage until December 15, 2010.  In consideration for such payments, Mr. Yoshimoto agreed, among other things, to release us and our affiliates from any and all claims which Mr. Yoshimoto may otherwise have against us or our affiliates.  Accordingly, during fiscal year 2010, we recognized a charge of $0.2 million in connection with the resignation of Taka Yoshimoto, included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

Effective as of January 13, 2010, Juan C. Garcia resigned from his positions as President and Chief Administrative Officer. In connection with Mr. Garcia’s resignation, on January 28, 2010, we entered into an agreement with Mr. Garcia which provides for, among other things, continuation of Mr. Garcia’s basic compensation and car allowance through March 31, 2010 under the terms of his Amended and Restated Employment Agreement dated March 31, 2008, semi-monthly payments to Mr. Garcia of $11,461 beginning on the first regular pay day following March 31, 2010 and continuing through January 20, 2011, and payment, on Mr. Garcia’s behalf, of any premiums under COBRA applicable to Mr. Garcia’s health insurance coverage until the first regularly scheduled pay day following January 13, 2011.  In consideration for such payments, Mr. Garcia agreed, among other things, to release us and our affiliates from any and all claims which Mr. Garcia may otherwise have against us or our affiliates.  Accordingly, we recognized a charge of approximately $0.3 million during fiscal year 2010, included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Effective as of January 13, 2010, Richard C. Stockinger, our Chief Executive Officer, was appointed President of the Company.  On January 7, 2010, our Board of Directors approved an increase to Mr. Stockinger’s annual base salary from $350,000 to $500,000 retroactive to the commencement of his employment on February 9, 2009.  Accordingly, we recognized a charge of approximately $0.1 million during the year ending March 28, 2010. In addition, our Board approved immediate termination of Mr. Stockinger’s $7,500 monthly relocation allowance.

Effective as of January 13, 2010, Jose I. Ortega resigned from his positions as Vice President – Finance, Chief Financial Officer and Treasurer. In connection with Mr. Ortega’s resignation, on January 14, 2010, we entered into an agreement with Mr. Ortega pursuant to which Mr. Ortega will provide consulting services to us with regard to accounting, SEC filings and other financial matters for up to ninety days.  During the consulting period, we will continue to pay Mr. Ortega the base compensation payable to him at the time of his resignation.  Upon completion of the consulting period and execution of a general release by Mr. Ortega, we will pay Mr. Ortega semi-monthly payments of $8,333 for twelve additional months. In addition, we will make payments, on behalf of Mr. Ortega, of any premiums under COBRA applicable to the health insurance coverage of Mr. Ortega and his qualified dependents until we make our final payment under the agreement.  In consideration for the payments to be made under the agreement, Mr. Ortega agreed, among other things, to release us and our affiliates from any and all claims which he might otherwise have against us or our affiliates.  Consulting fees will be recognized as incurred over the consulting period. We will recognize a charge of approximately $0.2 million upon completion of the consulting period. As a result, effective as of January 13, 2010, our Board of Directors appointed Gene R. Baldwin as our interim Chief Financial Officer. Mr. Baldwin has served as a partner of CRG Partners Group, LLC and its predecessors (“CRG”), a provider of financial advisory, corporate improvement and related services, since 2002.  During the performance of his duties as interim Chief Financial Officer, Mr. Baldwin will continue as a partner of CRG, and we will compensate Mr. Baldwin through CRG.  The Board of Directors has commenced a search for a permanent Chief Financial Officer.

16.	COMMITMENTS AND CONTINGENCIES

Acquisitions – Haru Holding Corp - In December 1999, we completed the acquisition of 80% of the equity of Haru Holding Corp. (“Haru”). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period from July 1, 2005 through September 30, 2005, the holders of the balance of Haru’s equity (the “minority stockholders”) had a one-time option to sell their remaining shares to us (the “put option”).  The exercise price under the put option was to be calculated as  four and one-half (4½) times Haru’s consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru’s debt (as that term is defined in the purchase agreement) at the date of the computation. On July 1, 2005, the minority stockholders exercised the put option, and we acquired the remaining 20% of the equity of Haru.

On August 25, 2006, the former minority stockholders sued us over, among other things, the calculation of the put option price. The suit (which was filed in the Supreme Court of the State of New York, County of New York, but was removed to the United States District Court for the Southern District of New York) sought an award of $10.7 million, based on the former minority stockholders’ own calculation of the put option price formula and actions allegedly taken by us to reduce the value of the put option.

On December, 19, 2007, the Court dismissed all of the claims against us, except for the breach of fiduciary duty and breach of contract claims. Under a decision issued by the Court on March 5, 2010, the price required to be paid by us to the former minority stockholders would be approximately the $3.7 million originally calculated by us.  As of March 28, 2010, we have accrued the amount determined by the Court plus approximately $0.4 million in prejudgment interest.  On April 2, 2010, the plaintiff appealed the Court’s decision.  The outcome of the appeal is currently pending.

Other Litigation and Proceedings - During May, 2010, the California Department of Alcoholic Beverage Control (the “Department”) notified us of proceedings against the Company based upon allegations that alcohol was served to underage guests in a RA Sushi location. In one incident, on which a claim has been filed against us, a guest was subsequently involved in a fatal automobile accident. We have general liability insurance plans for such claims. We cannot predict the outcome of the pending litigation or Department proceedings but based on the facts known to us, we will vigorously contest any extended suspension or revocation of the alcoholic beverage license for this location and the claim against us. We are not subject to any other significant pending legal proceedings, other than ordinary routine claims incidental to our business or those otherwise covered by our insurance policies.

We do not believe that the ultimate resolution of these matters will have a material adverse effect on our results of operations, financial condition or cash flows.  However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Supply Agreements - We have entered into non-cancellable national supply agreements for the purchase of certain beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms.  These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements.  These supply agreements are not considered derivative contracts.

Other – Refer to Note 15, Resignation of Former Directors and Executives, for cash obligations incurred in connection with the resignations of Taka Yoshimoto from his positions as Director and Executive Vice President – Operations, Juan C. Garcia from his positions as President and Chief Administrative Officer, and Jose I. Ortega from his positions as Vice President – Finance, Chief Financial Officer and Treasurer.

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

The table below presents information about reportable segments for fiscal years 2010, 2009 and 2008 (in thousands):

	Fiscal Year Ended
	March 28, 2010
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$205,638	$73,484	$32,675	$1,727	$313,524
Depreciation and amortization	13,600	3,444	2,079	1,280	20,403
Impairment charges	11,796	256	295	-	12,347
Income (loss) from operations	1,207	3,676	3,664	(16,285)	(7,738)
Capital expenditures, net of insurance proceeds	12,033	332	4,635	-	17,000
Goodwill	-	-	6,896	-	6,896
Total assets	157,522	32,249	22,782	21,537	234,090

	Fiscal Year Ended
	March 29, 2009
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$206,970	$61,270	$35,628	$1,739	$305,607
Depreciation and amortization	12,271	3,242	2,649	599	18,761
Impairment charges	1,370	16,555	3,580	-	21,505
Income (loss) from operations	19,908	(15,091)	(240)	(14,497)	(9,920)
Capital expenditures, net of insurance proceeds	33,089	11,905	362	1,453	46,809
Goodwill	11,124	-	6,896	-	18,020
Total assets	163,625	32,991	24,853	35,658	257,127

	Fiscal Year Ended
	March 30, 2008
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$215,716	$44,965	$34,509	$1,756	$296,946
Depreciation and amortization	12,169	2,192	2,275	711	17,347
Income (loss) from operations	25,177	807	4,326	(12,722)	17,588
Capital expenditures	33,844	10,483	10,809	-	55,136
Goodwill	11,124	11,880	6,896	-	29,900
Total assets	140,798	40,332	30,543	29,981	241,654

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.	RELATED PARTY TRANSACTIONS

Darwin C. Dornbush, the Chairman of our board of directors, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm. In the fiscal years 2010, 2009 and 2008, we incurred approximately $1.3 million, $0.9 million and $0.9 million, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP. We have also paid Mr. Dornbush, as an employee, for certain management advisory services approximately $0.2 million in fiscal year 2010 and $0.1 million for each of fiscal years 2009 and 2008.

During fiscal year 2008, we entered into a lease for a Benihana teppanyaki restaurant to be located in Orlando, FL, with an annual rent of $0.1 million and a base term of 20 years. The landlord is Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation. Three of our directors are also directors of Bluegreen Corporation.

J. Ronald Castell, a director of ours, provides certain marketing consulting services and earned less than $0.1 million in consulting fees during each of fiscal years 2010, 2009 and 2008.

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

During fiscal year 2010, we engaged BFC through its wholly owned subsidiary, Snapper Creek Equity Management, LLC (Snapper Creek), to provide management, financial advisory and other consulting services. Accrued but unbilled consulting fees incurred were approximately $0.2 million for fiscal year 2010.

During fiscal year 2010, we engaged Risk Management Services (RMS), an affiliate of BFC, to provide insurance and risk management services. Fees incurred by RMS in fiscal year 2010 were not significant.

Benihana of Tokyo, Inc. (“BOT”) owns a Benihana restaurant in Honolulu, Hawaii (the “Honolulu Restaurant”).  We have granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii.  This license is royalty free with respect to any Hawaiian restaurant beneficially owned by BOT or its affiliates and bears a royalty of 6% of gross revenues in the event the restaurants are transferred to an unaffiliated third party.

19.	INCENTIVE AND DEFERRED COMPENSATION PLANS

Incentive Plan - We have an incentive compensation plan whereby bonus awards are made if we attain certain financial targets or at the discretion of the Compensation Committee. Our annual incentive compensation plan ties key employees’ bonus earning potential to individually-designed performance objectives.  Under the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives.  Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results.  A portion of awards is also determined by achieving other performance and management goals. Target rates are approved annually by the Compensation Committee.

We recorded $1.2 million and $0.3 million of corporate incentive compensation expense in fiscal years 2010 and 2008.  We did not incur any corporate incentive compensation expense in fiscal year 2009 in connection with the incentive compensation plan.

Deferred Compensation Plan - We have an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death.  Employees may select from various investment options for their available account balances.  We have elected to invest the deferrals in mutual funds that track the election made by the participants and to monitor the selected investment’s performance.  Investment earnings are credited to their accounts, and we increase or decrease our obligations under the deferred compensation plan.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

20.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal quarter ended (in thousands except for per share information)

	March 28, 2010				March 29, 2009
	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$77,826	$70,378	$69,348	$95,972	$73,953	$67,214	$69,980	$94,460
Income (loss) from operations	2,919	(10,704)	(1,933)	1,980	1,676	(18,391)	3,366	3,429
Net income (loss)	1,691	(10,887)	(839)	1,092	1,164	(10,392)	1,971	2,192
Basic earnings (loss) per share	$0.12	$(0.72)	$(0.07)	$0.05	$0.06	$(0.70)	$0.11	$0.12
Diluted earnings (loss) per share	$0.12	$(0.72)	$(0.07)	$0.05	$0.06	$(0.70)	$0.11	$0.12

The net loss recognized in the third quarter of fiscal years 2010 and 2009 is due to the non-cash impairment charges further discussed in Note 11, Impairment Charges, of the consolidated financial statements.

21.	SUBSEQUENT EVENTS

On June 10, 2010, we executed an Outsourcing Services Agreement (the “Agreement”) with InfoSync Services, LLC (“Vendor”) pursuant to which Vendor will provide to us accounting and information services described in the Agreement. The agreement has an original term of 36 months as of the start of processing date with subsequent 2 year renewal options available to us, and we have agreed that Vendor will be the exclusive provider of the services which are the subject of the Agreement.  As a result of the Agreement, we will modify the remaining useful life of our current accounting system and will amortize the net book value over the revised useful life beginning on June 10, 2010 through the commencement of services by the Vendor.

We have completed an evaluation of subsequent events, and no material subsequent events have occurred since March 28, 2010 that required recognition or disclosure in our current period financial statements, other than those discussed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the “Company”) as of March 28, 2010 and March 29, 2009, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended March 28, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 28, 2010, and March 29, 2009, and the results of its operations and its cash flows for each of the three years in the period ended March 28, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 28, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 11, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana, Inc.
Miami, Florida

We have audited the internal control over financial reporting of Benihana Inc. and subsidiaries (the “Company”) as of March 28, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 28, 2010 of the Company and our report dated June 11, 2010, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 11, 2010

EVALUATION DISCLOSURE CONTROLS AND PROCEDURES

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to Benihana Inc. and our subsidiaries (“the Company”) required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 28, 2010 based on the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control structure and consequently, the Company’s internal control over financial reporting were effective as of March 28, 2010.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company’s internal control over financial reporting as of March 28, 2010.  Deloitte & Touche LLP expressed an unqualified opinion on our internal control over financial reporting as of March 28, 2010 as stated in their report included herein.

/s/ Richard C. Stockinger
Richard C. Stockinger
Chief Executive Officer

/s/ Gene R. Baldwin
Gene R. Baldwin
Interim Chief Financial Officer

June 11, 2010

OFFICERS AND DIRECTORS

CORPORATE OFFICERS

Richard C. Stockinger – President and Chief Executive Officer

Gene R. Baldwin – Interim Chief Financial Officer

Christopher Ames – Chief Operating Officer

Cristina Mendoza – General Counsel

Darwin C. Dornbush – Chairman of the Board

DIRECTORS

John E. Abdo – Vice Chairman of the Board of Directors and Chairman of the Executive Committee,
     BFC Financial Corporation; Vice Chairman of the Board and Chairman of the Executive Committee,
     BankAtlantic Bancorp., Inc.; and Vice Chairman of the Board, Bluegreen Corporation.

Norman Becker – Independent Consultant, Certified Public Accountant

J. Ronald Castell – ReelRon LLC

Darwin C. Dornbush – Partner, Dornbush Schaeffer Strongin & Venaglia, LLP

Lewis Jaffe – Independent Consultant, Certified Public Company Director, Advanced Certification

Alan B. Levan – Chairman of the Board of Directors, Chief Executive Officer and President, BFC Financial Corporation; Chairman of the Board of Directors and Chief Executive Officer, BankAtlantic Bancorp.; and Chairman of the Board, Bluegreen Corporation.

Richard C. Stockinger

Joseph J. West, Ph.D. – Professor, School of Hospitality and Tourism Management, Florida International University

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
Suite 400
Miami, Florida 33131

10-K REPORT AVAILABILITY
A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.benihana.com or can be obtained by writing us at:
8685 N.W. 53rd Terrace
Miami, Florida 33166

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS
8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

COMMON STOCK INFORMATION

Our common stock and Class A common stock are traded on the NASDAQ Global Select Market.  There were 417 holders of record of our common stock and 401 holders of record of the Class A common stock at March 28, 2010.

The table below sets forth high and low prices for our common stock and Class A common stock for the periods indicated.  The high and low prices have been adjusted as if the stock dividend had been in existence for the fiscal periods presented.

	Fiscal Year Ended
	March 28, 2010		March 29, 2009
COMMON STOCK	High	Low	High	Low

1st Quarter	$7.77	$2.44	$11.33	$5.71
2nd Quarter	9.00	6.09	7.61	2.98
3rd Quarter	6.91	3.50	3.43	1.63
4th Quarter	6.59	4.04	2.93	1.62

	Fiscal Year Ended
	March 28, 2010		March 29, 2009
CLASS A COMMON STOCK	High	Low	High	Low

1st Quarter	$7.50	$2.51	$11.42	$5.64
2nd Quarter	8.25	5.40	7.55	3.18
3rd Quarter	5.81	3.08	3.28	1.60
4th Quarter	6.19	3.76	2.74	1.56

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

Set forth below is a comparison of the five-year cumulative total return among our common stock, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812 (Retail – Eating Places), in each case assuming that $100 was invested on the last day of the fiscal year ended March 27, 2005.  Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

	2005	2006	2007	2008	2009	2010
Benihana, Inc. Common Stock	$100.00	$196.53	$203.06	$116.94	$29.29	$64.55
NASDAQ Composite Index	$100.00	$117.89	$122.27	$114.97	$79.32	$124.06
NASDAQ Market Index (U.S.)	$100.00	$118.87	$125.82	$117.93	$76.74	$121.30
SIC Code Index	$100.00	$112.49	$123.50	$122.76	$106.98	$144.11

Set forth below is a comparison of the five-year cumulative total return among our Class A common stock, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812, in each case assuming that $100 was invested on the last day of the fiscal year ended March 27, 2005.  Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

	2005	2006	2007	2008	2009	2010
Benihana, Inc. Class A	$100.00	$193.74	$202.02	$114.42	$27.69	$58.12
NASDAQ Composite Index	$100.00	$117.89	$122.27	$114.97	$79.32	$124.06
NASDAQ Market Index (U.S.)	$100.00	$118.87	$125.82	$117.93	$76.74	$121.30
SIC Code Index	$100.00	$112.49	$123.50	$122.76	$106.98	$144.11