Form 10-K, Exhibit 13
period 2011-03-27
BENIHANA INC
filed 2011-06-09
CIK 935226

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

	Fiscal Year Ended
	March 27,	March 28,	March 29,	March 30,	April 1,
(in thousands except per share data)	2011	2010	2009	2008	2007
					(53 week year)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Revenues	$327,640	$313,524	$305,607	$296,946	$272,649
Cost of food and beverage sales	79,810	74,759	72,646	69,727	66,051
Restaurant operating expenses*	209,416	208,486	196,469	185,583	165,990
Restaurant opening costs	8	1,045	2,165	3,440	1,535
General and administrative expenses*	36,373	24,625	22,742	20,608	17,277
Impairment charges	-	12,347	21,505	-	-
Interest (expense) income, net	(1,368)	(2,020)	(848)	270	465
Income (loss) before income taxes	665	(9,758)	(10,768)	17,858	22,261
Income tax (benefit) provision	(670)	(815)	(5,703)	5,065	7,766
Net income (loss)	1,335	(8,943)	(5,065)	12,793	14,495
Basic earnings (loss) per share	$0.02	$(0.65)	$(0.40)	$0.77	$0.90
Diluted earnings (loss) per share	$0.02	$(0.65)	$(0.40)	$0.75	$0.84

CONSOLIDATED BALANCE SHEETS DATA:
Total assets	$220,882	$234,090	$257,127	$241,654	$204,289
Long-term debt including current maturities	5,689	22,410	33,351	17,422	-
Convertible preferred stock	19,710	19,623	19,536	19,449	19,361
Stockholders’ equity	146,723	143,716	152,437	157,616	142,482

OTHER FINANCIAL DATA:
Capital expenditures, net of insurance proceeds	$8,053	$17,000	$46,809	$55,136	$37,543

*Certain marketing costs were reclassified from General and administrative expenses to Restaruant operating expenses (see Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements). We believe that this new presentation provides better comparison to our competitors. We reclassified $6.6 million, $7.5 million, $7.5 million and $6.5 million for fiscal years 2010, 2009, 2008 and 2007, respectively.

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

During fiscal year 2010, we launched our Benihana Teppanyaki Renewal Program (“Renewal Program”). The Renewal Program focuses on improving guest experiences as they relate to value, image, quality, consistency and Japanese culture. We have elevated the quality of food and beverages in our Benihana teppanyaki restaurants. These improvements were designed to restore the quality of products to those historically offered and included upgrading the quality of tenderloin, chicken, scallops and shrimp. We have been able to implement these changes without increasing entree prices through fiscal 2011 as a result of our comprehensive purchasing effort. Service standards were improved through extensive staff training and re-engineering the roles and responsibilities of both the restaurant general manager and regional manager. Incentive compensation plans were put in place to insure successful execution of these strategies, enhance staff productivity and improve guest satisfaction. In addition, the concept’s marketing and public relations activities have been substantially improved. These combined efforts are focused on increasing guest frequency, creating greater mindshare and ultimately bolstering restaurant sales at our flagship brand. As part of the Renewal Program, we launched a new menu in an effort to improve the food quality and variety. Additionally, cooking methods have been modified to enhance the flavor of our entrees. Other enhancements to the dining experience include table top presentation, steps of service, red linen napkins, an enhanced focus on beverage offerings, including temperature controlled wine storage and standardized dress attire for all Benihana teppanyaki chefs and restaurant staff. We have worked at select restaurants to maximize visibility with signage, including lighting the blue roofs where appropriate, and have identified opportunities for additional seating. The Renewal Program also addressed deferred maintenance at our restaurants as well as improvements to and retraining on our health and sanitation procedures. We made changes to the dining experience so that we will not only continue to honor one of the world’s oldest cultures, but also solidify the concept’s reputation as being a celebration of Japanese heritage. We hired an Executive Culinary Advisor, Hiroyuki Sakai, who is working with our Executive Chef and seven regional chefs.

These operational improvements continued through fiscal year 2011 as we continued the implementation of the Renewal Program by completing the fulfillment of the general manager position at every restaurant, implementing a labor scheduling module to improve labor management at the restaurants, distributing managed order guides, which result in better managed inventory and purchasing procedures, and strengthening inventory management controls.

Additionally, we launched several initiatives which are designed to create greater awareness for the concept and strengthen guest connectivity. In April 2009, we initiated the Chef’s Table marketing program, an email database which is being utilized for value-based promotions and building brand loyalty, which entitles the guest to a $30 certificate to be used at our restaurant during the month of the guest’s birthday. The database is currently comprised of approximately 1.8 million addresses. The Children’s Club program, launched in September 2009, now called Kabuki Kids with approximately 0.2 million participants, addresses this very important guest constituency, as children are often the prime drivers in bringing families to Benihana. Kabuki Kids members are entitled to a birthday mug when they visit a restaurant during the month of their birthday.

In light of prevailing economic conditions and costs incurred to implement the Renewal Program, during fiscal year 2011, we have focused on conserving cash and increasing operating efficiencies. However, as the overall economy is beginning to stabilize and the results of the Renewal Program are realized, we plan to resume restaurant expansion and may seek to selectively make acquisitions within our Benihana concept. In this connection, we undertook an in depth reevaluation and analysis of our site selection and other development guidelines to ensure future acquisitions are in line with our overall growth strategy.

The RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a fun-filled, high-energy environment. RA Sushi caters to a younger demographic, and we believe that it is highly suitable for a variety of real estate options, including “life-style” centers, shopping centers and malls, as well as areas with a nightlife component. RA Sushi’s beverage sales represent approximately 31% of restaurant sales. The RA Sushi restaurants are less expensive to build than our other two concepts and offer us an additional growth vehicle that we believe can succeed in various types of markets. In December 2010, we implemented a price increase across all RA Sushi restaurants in response to cost pressures. The result was an increase in certain menu items of 3.3%  and a reduction to the happy hour discounts of 2.8%. In March 2011, RA Sushi launched “The Hook Up,” a guest program that emails a complimentary $20 gift certificate on the guest’s half-birthday.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Our Haru concept features an extensive menu of traditional Japanese and Japanese fusion dishes in a modern, urban atmosphere. We believe that the Haru concept is well suited for densely populated cities with nearby shopping, office and tourist areas. The Haru concept generates significant sales volumes from take-out and delivery. Approximately 33% of our Haru New York, NY locations’ revenues are derived from delivery and takeout sales. In March 2011, we increased menu prices. As a result, our food prices increased 1.1% and beverage prices increased 3.0%. Also in March 2011, Haru launched a guest program, “Access,” which provides members with exclusive monthly offers.

The following table reflects changes in restaurant count by concept during the fiscal years ended March 28, 2010 and March 27, 2011:

	Teppanyaki	RA Sushi	Haru	Total
Restaurant count, March 29, 2009	64	22	9	95
Openings	1	3	-	4
Closings	(2)	-	-	(2)
Restaurant count, March 28, 2010	63	25	9	97
Openings	-	-	-	-
Restaurant count, March 27, 2011	63	25	9	97

Summary of results

Summary highlights of our fiscal year 2011 as compared to the previous fiscal year are as follows:

●	nineteenth consecutive year with total sales increases;
●	closed our second franchised Benihana teppanyaki restaurant located in Santiago, Chile; and
●	amended and restated our credit agreement.

Total revenues increased 4.5%, or $14.1 million, to $327.6 million from $313.5 million during fiscal year 2011 as compared to the same period last year. Net income increased by $10.2 million during fiscal year 2011 to a net income of $1.3 million from a net loss of $8.9 million generated during fiscal year 2010. Basic and diluted earnings per common share is $0.02 for fiscal year 2011 compared to a basic and diluted loss per share of $0.65 for fiscal year 2010. Basic weighted average shares outstanding were 15.6 million and 15.4 million as of March 27, 2011 and March 28, 2010, respectively.

Results for the fiscal year ended March 27, 2011 showed an increase in traffic in response to both a stabilizing economy and our continued marketing and promotional efforts to drive brand awareness. In response to the ongoing macroeconomic and industry challenges, we successfully managed restaurant-level controllable expenses helping to bring the revenue increases to the bottom line. Additionally, we opted to reduce capital expenditures in fiscal year 2011.

As previously announced, in July 2010, our board of directors commenced a review of strategic alternatives available to us, including a possible sale of the Company, in order to maximize stockholder value. On May 13, 2011 our board of directors terminated the possible sale process and approved the following strategic alternatives. First, we will submit to our stockholders for their approval a proposal to reclassify each share of Class A Common Stock of the Company into one share of Common Stock, thereby eliminating the Company’s dual-class common stock structure. Second, our board of directors has amended our shareholder rights plan to expire automatically when and if the reclassification of the Class A Common Stock becomes effective.  There can be no assurance that the proposed reclassification will be consummated or, if consummated, the timing thereof.

Outlook

As we continue to realize the benefits derived from our Renewal Program as well as improvements in the overall economy, we have begun to focus again on the growth of our business and are developing plans for resumed growth both through new store development and potential acquisitions. When we resume the expansion of our restaurant concepts, our financial results will be impacted by the ratio of newer restaurants to more established restaurants since sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies.

We are also focusing our efforts on continued brand awareness at all three of our concepts. The efforts of the Renewal Program will continue at Benihana teppanyaki. At RA Sushi and Haru, we have introduced guest programs, “The Hook up” and “Access,” respectively, to increase brand awareness at these concepts. We are focusing our marketing efforts on these concepts to grow and sustain traffic to the stores.

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

Fiscal Year 2011 compared to Fiscal Year 2010

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended March 27, 2011 and March 28, 2010 (dollar amounts in thousands). The tables reflect certain reclassifications as discussed in Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements.

Fiscal Year Ended March 27, 2011:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$216,819	100.0%	$76,544	100.0%	$32,558	100.0%	$-	-	$325,921	100.0%
Franchise fees and royalties	-		-		-		1,719		1,719
Total revenues	216,819		76,544		32,558		1,719		327,640

Restaurant expenses:
Cost of food and beverage sales	52,861	24.4%	19,259	25.2%	7,690	23.6%	-	-	79,810	24.5%
Restaurant operating expenses*	140,562	64.8%	48,054	62.8%	20,800	63.9%	-	-	209,416	64.3%
Restaurant opening costs	-	0.0%	8	0.0%	-	-	-	-	8	0.0%
General and administrative expenses*	2,021	0.9%	2,642	3.5%	862	2.6%	30,848	n/m	36,373	11.2%
Total operating expenses	195,444	90.1%	69,963	91.4%	29,352	90.2%	30,848	-	325,607	99.9%

Income (loss) from operations	$21,375	9.9%	$6,581	8.6%	$3,206	9.8%	$(29,129)	-	$2,033	0.6%

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Fiscal Year Ended March 28, 2010:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$205,638	100.0%	$73,484	100.0%	$32,675	100.0%	$-	-	$311,797	100.0%
Franchise fees and royalties	-		-		-		1,727		1,727
Total revenues	205,638		73,484		32,675		1,727		313,524

Restaurant expenses:
Cost of food and beverage sales	48,645	23.7%	18,824	25.6%	7,290	22.3%	-	-	74,759	24.0%
Restaurant operating expenses*	140,830	68.5%	47,153	64.2%	20,503	62.7%	-	-	208,486	66.9%
Restaurant opening costs	185	0.1%	860	1.2%	-	0.0%	-	-	1,045	0.3%
General and administrative expenses*	2,975	1.4%	2,715	3.7%	923	2.8%	18,012	n/m	24,625	7.9%
Impairment charges	11,796	5.7%	256	0.3%	295	0.9%	-	-	12,347	4.0%
Total operating expenses	204,431	99.4%	69,808	95.0%	29,011	88.8%	18,012	-	321,262	103.0%

Income (loss) from operations	$1,207	0.6%	$3,676	5.0%	$3,664	11.2%	$(16,285)	-	$(7,738)	-2.5%

*Includes depreciation and amortization expense as follows:

	Fiscal Year Ended March 27, 2011:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Restaurant operating expenses	$14,004	6.5%	$3,658	4.8%	$1,970	6.1%	$-		$19,632
General and administrative expenses	-	0.0%	-	0.0%	-	0.0%	1,970	n/m	1,970
Depreciation and amortization expense	$14,004		$3,658		$1,970		$1,970		21,602	6.9%

	Fiscal Year Ended March 28, 2010:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Restaurant operating expenses	$13,600	6.6%	$3,444	4.7%	$2,079	6.4%	$-	-	$19,123
General and administrative expenses	-	0.0%	-	0.0%	-	0.0%	962	n/m	962
Depreciation and amortization expense	$13,600		$3,444		$2,079		$962		20,085	6.4%

In the aggregate, loss from operations decreased $9.7 million, resulting in income from operations of $2.0 million for the fiscal year ended March 27, 2011 when compared to the prior fiscal year. By concept, income from operations increased $20.2 million at Benihana teppanyaki, increased $2.9 million at RA Sushi and decreased $0.5 million at Haru. These changes in income (loss) from operations when compared to the prior fiscal year are due to changes in revenues and operating expenses as further discussed under the headings “Revenues” and “Operating costs and expenses” below.

Revenues

The following table summarizes the changes in restaurant sales between the fiscal years ended March 28, 2010 and March 27, 2011 (in thousands):

	Teppanyaki	RA Sushi	Haru	Total
Restaurant sales during fiscal year ended March 28, 2010	$205,638	$73,484	$32,675	$311,797
Increase (decrease) in comparable sales	12,840	191	(117)	12,914
Increase from new restaurants	884	2,869	-	3,753
Decrease from closed restaurants	(2,123)	-	-	(2,123)
Decrease from temporary closures, net	(420)	-	-	(420)
Restaurant sales during fiscal year ended March 27, 2011	$216,819	$76,544	$32,558	$325,921

Total revenues increased 4.5% in fiscal year 2011 when compared to fiscal year 2010, and restaurant sales increased $14.1 million in fiscal year 2011 when compared to fiscal year 2010. The increase in restaurant sales was mainly attributable to an increase in sales from restaurants opened longer than one year of $12.9 million and sales from new restaurants of $3.8 million, offset by a decrease in sales of $2.1 million for permanently closed restaurants. Although we have experienced a decrease in certain concepts’ comparable guest counts as discussed below, we have experienced an overall increase in guest counts from the prior year. This is reflective in recent periods’ revenues as compared to prior year, and we anticipate these positive trends to continue.

The following table summarizes comparable restaurant sales by concept and the percentage changes between fiscal years 2011 and 2010 (dollar amounts in thousands). Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Fiscal Year Ended
Comparable restaurant sales by concept:	2011	2010	Percentage change from 2010
Teppanyaki	$215,922	$203,082	6.3%
RA Sushi	73,675	73,484	0.3%
Haru	32,558	32,675	-0.4%
Total comparable restaurant sales	$322,155	$309,241	4.2%

Benihana - Sales for the Benihana teppanyaki restaurants increased $11.2 million, or 5.4%, in fiscal year 2011 compared to fiscal year 2010. The increase is attributable to an increase in sales from restaurants opened longer than one year of $12.8 million and an increase in sales from new restaurants of $0.9 million, offset by lost sales attributable to permanent restaurant closures totaling $2.1 million. Sales from new restaurants were mainly attributable to the Orlando, FL restaurant that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for Benihana teppanyaki restaurants opened longer than one year increased 6.3% due primarily to an increase of 7.8% in dine-in guest counts, offset by a 1.5% decrease in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $27.28 in fiscal year 2011 compared to $27.70 in fiscal year 2010.

RA Sushi - Sales for the RA Sushi restaurants increased $3.1 million, or 4.2%, in fiscal year 2011 compared to fiscal year 2010. The increase is attributable to sales from new restaurants of $2.9 million and an increase in sales from restaurants opened longer than one year of $0.2 million. Sales from new restaurants were mainly attributable to the Leawood, KS, Houston, TX, and Atlanta, GA, restaurants that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year increased 0.3% due primarily to an increase of 1.3% in the average per person dine-in guest check, offset by a decrease of 1.1% in guest counts. The average comparable per person dine-in guest check amount was $21.02 in fiscal year 2011 compared to $20.75 in fiscal year 2010.

Haru - Sales for the Haru restaurants were relatively flat in fiscal year 2011 compared to fiscal year 2010. Sales from restaurants opened longer than one year decreased $0.1 million from the prior year. Total comparable restaurant sales for Haru restaurants opened longer than one year decreased 0.4%. Dine-in sales, which comprised 66.6% percent of restaurant sales, decreased 0.7% primarily due to a 4.0% decrease in average per person dine-in guest check, offset by a 3.5% increase in dine-in guest counts. Take-out sales, which comprised 33.4% of restaurant sales, decreased 0.3%. The average comparable per person dine-in guest check amount was $30.99 in fiscal year 2011 compared to $32.29 in fiscal year 2010.

Franchise fees and royalties - Franchise fees and royalties were flat during fiscal year 2011 as compared to fiscal year 2010.

Operating costs and expenses

Cost of food and beverage sales - The consolidated cost of food and beverage sales for the current fiscal year increased $5.1 million and 0.5% when expressed as a percentage of restaurant sales during fiscal year 2011, as compared to the prior fiscal year. The net increase in absolute dollars is reflective of the fact that cost of food and beverage sales is generally variable with sales and is further impacted by rising commodity prices.

Restaurant operating expenses - In the aggregate, consolidated restaurant operating expenses increased $0.9 million but decreased 2.6% when expressed as a percentage of restaurant sales during fiscal year 2011 as compared to fiscal year 2010. At Benihana teppanyaki, restaurant operating expenses remained relatively flat as compared to the prior year but decreased 3.7% as a percent of revenue. The decrease is primarily the result of enhanced labor management, improving expenses by 2.4% of sales.

At RA Sushi, restaurant operating expenses increased $0.9 million but decreased 1.4% when expressed as a percent of restaurant sales when compared to the prior year. The dollar increase is primarily attributable to increased cost of labor of $0.5 million, however, because of our effective labor management, labor decreased 0.7% as a percent of sales.

At Haru, restaurant operating expenses remained relatively flat when compared to prior year, but increased 1.2% as a percent of restaurant sales. The percentage increase is the result of an increase in utilities costs in the New York area.

Restaurant opening costs - Restaurant opening costs were not significant in either fiscal year 2011 or 2010.

General and administrative costs - General and administrative costs increased $11.7 million and 3.3% when expressed as a percentage of sales in fiscal year 2011 as compared to the prior fiscal year. The dollar increase was due to increased corporate salaries totaling $0.9 million as a result of changes in our Benihana teppanyaki corporate operations and changes in our regional manager and regional chef structure with related changes in roles and responsibilities as well as additional expense recorded for our general claims liability of approximately $0.3 million. We have realized a $0.1 million savings on the outsourcing of our accounting and payroll function. We also incurred an additional $1.2 million in legal fees with respect to various legal items (see Note 9, Commitments and Contingencies, of the consolidated financial statements).

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

During the year ended March 27, 2011, we incurred certain non-recurring costs in our Corporate general and administrative expenses of approximately $10.8 million. These costs include costs associated with various financial, operational and strategic growth consulting agreements (including payments made in consideration for services provided by our interim Chief Financial Officer) of approximately $3.3 million, severance costs incurred related to the resignation of Jose I. Ortega, our former Chief Financial Officer, of $0.2 million, fees paid to the Special Committee, formed to explore financial alternatives for the Company, totaling approximately $0.4 million, costs incurred in conjunction with the execution of our accounting and payroll function outsourcing agreement, including the related severance costs, of approximately $2.0 million (includes $1.4 million of accelerated deprecation expense and final contract settlement of the ERP system), the write-off of abandoned projects of approximately $0.2 million, expenses incurred to respond to and ultimately settle the proxy contest in connection with our Annual Shareholders’ Meeting of $0.9 million, an additional $2.3 million related to stock based compensation in connection with the directors’ stock option grants and restricted share awards granted to certain executives pursuant to their employment agreements and costs incurred in connection with the Board’s assessment of strategic alternatives, including a possible sale of the Company, of $1.5 million.

During the year ended March 28, 2010, we incurred approximately $1.1 million in certain non-recurring costs associated with various consulting agreements, including the services provided by our interim Chief Financial Officer, as well as a charge in connection with the resignations of Taka Yoshimoto, Juan C. Garcia and Jose I. Ortega totaling $0.5 million (see Note 15, Resignation of Former Directors and Executives, of the consolidated financial statements).

Impairment charges – During fiscal year 2010, we recorded impairment charges of $12.3 million, comprised of $11.1 million associated with goodwill and $1.2 million ($0.7 million after-tax) to write-down certain restaurants’ property and equipment to estimated fair value (see Note 11, Impairment Charges, of the consolidated financial statements). No such charges were recorded during the year ended March 27, 2011.

Interest (expense) income, net - Interest expense decreased $0.7 million in fiscal year 2011 when compared to fiscal year 2010. This decrease is a result of a lower outstanding borrowings balance during fiscal year 2011 compared to fiscal year 2010 as well as the reversal of interest previously accrued in connection with the minority stockholder litigation (see Note 16, Commitments and Contingencies, of the consolidated financial statements) for which the Court determined we were not responsible.

Income tax provision - Our effective tax rate was (100.8%) for fiscal year 2011 compared to 8.4% for fiscal year 2010. The effective tax rate for fiscal year 2011 was impacted primarily by increasing tax credits and a change in the effective state tax rate.

Fiscal Year 2010 compared to Fiscal Year 2009

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended March 28, 2010 and March 29, 2009 (dollar amounts in thousands). The tables reflect certain reclassifications as discussed in Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements.

Fiscal Year Ended March 28, 2010:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$205,638	100.0%	$73,484	100.0%	$32,675	100.0%	$-	-	$311,797	100.0%
Franchise fees and royalties	-		-		-		1,727		1,727
Total revenues	205,638		73,484		32,675		1,727		313,524

Restaurant expenses:
Cost of food and beverage sales	48,645	23.7%	18,824	25.6%	7,290	22.3%	-	-	74,759	24.0%
Restaurant operating expenses*	140,830	68.5%	47,153	64.2%	20,503	62.7%	-	-	208,486	66.9%
Restaurant opening costs	185	0.1%	860	1.2%	-	0.0%	-	-	1,045	0.3%
General and administrative expenses*	2,975	1.4%	2,715	3.7%	923	2.8%	18,012	n/m	24,625	7.9%
Impairment charges	11,796	5.7%	256	0.3%	295	0.9%	-	-	12,347	4.0%
Total operating expenses	204,431	99.4%	69,808	95.0%	29,011	88.8%	18,012	-	321,262	103.0%

Income (loss) from operations	$1,207	0.6%	$3,676	5.0%	$3,664	11.2%	$(16,285)	-	$(7,738)	-2.5%

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Fiscal Year Ended March 29, 2009:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Revenues:
Restaurant sales	$206,970	100.0%	$61,270	100.0%	$35,628	100.0%	$-	-	$303,868	100.0%
Franchise fees and royalties	-		-		-		1,739		1,739
Total revenues	206,970		61,270		35,628		1,739		305,607

Restaurant expenses:
Cost of food and beverage sales	48,879	23.6%	15,660	25.6%	8,107	22.8%	-	-	72,646	23.9%
Restaurant operating expenses*	133,383	64.4%	40,189	65.6%	22,897	64.3%	-	-	196,469	64.7%
Restaurant opening costs	726	0.4%	1,439	2.3%	-	0.0%	-	-	2,165	0.7%
General and administrative expenses*	2,704	1.3%	2,518	4.1%	1,284	3.6%	16,236	n/m	22,742	7.5%
Impairment charges	1,370	0.7%	16,555	27.0%	3,580	10.0%	-	-	21,505	7.1%
Total operating expenses	187,062	90.4%	76,361	124.6%	35,868	100.7%	16,236	-	315,527	103.8%

Income (loss) from operations	$19,908	9.6%	$(15,091)	-24.6%	$(240)	-0.7%	$(14,497)	-	$(9,920)	-3.3%

*Includes depreciation and amortization expense as follows:

	Fiscal Year Ended March 28, 2010:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Restaurant operating expenses	$13,600	6.6%	$3,444	4.7%	$2,079	6.4%	$-	-	$19,123
General and administrative expenses	-	0.0%	-	0.0%	-	0.0%	962	n/m	962
Depreciation and amortization expense	$13,600		$3,444		$2,079		$962		20,085	6.4%

	Fiscal Year Ended March 29, 2009:
	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated
Restaurant operating expenses	$12,271	6.0%	$3,242	4.4%	$2,649	8.1%	$-	-	$18,162
General and administrative expenses	-	0.0%	-	0.0%	-	0.0%	488	n/m	488
Depreciation and amortization expense	$12,271		$3,242		$2,649		$488		18,650	6.0%

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

Total revenues increased 2.6% in fiscal year 2010 when compared to fiscal year 2009, and restaurant sales increased $7.9 million in fiscal year 2010 when compared to fiscal year 2009. The increase in restaurant sales was mainly attributable to sales from new restaurants of $19.1 million and an increase in sales of $7.7 million due to a fewer number of lost weeks from temporary closures in the current fiscal year, offset by a decrease in sales from restaurants opened longer than one year of $17.5 million and a decrease of $1.3 million for permanently closed restaurants. Although we have experienced a decrease in certain concept’s comparable guest counts as discussed below, we have experienced an overall increase in guest counts from the prior year.

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Fiscal Year Ended
Comparable restaurant sales by concept:	2010	2009	Percentage change from 2009
Teppanyaki	$189,783	$205,998	-7.9%
RA Sushi	62,852	61,270	2.6%
Haru	32,675	35,628	-8.3%
Total comparable restaurant sales	$285,310	$302,896	-5.8%

Benihana - Sales for the Benihana teppanyaki restaurants decreased $1.3 million in fiscal year 2010 compared to fiscal year 2009. The decrease is attributable to decreases in sales from restaurants opened longer than one year of $16.2 million and lost sales attributable to permanent restaurant closures totaling $1.3 million, offset by in an increase in sales from new restaurants of $8.6 million and an increase in sales of $7.6 million due to a fewer number of lost weeks from temporary closures in fiscal year 2010. Sales from new restaurants were mainly attributable to the Orlando, FL restaurant that opened during fiscal year 2010, as well as the Coral Springs, FL, Columbus, OH, Plymouth Meeting, PA and Plano, TX locations that contributed operating weeks in fiscal year 2010 before entering the comparable restaurant base. Total comparable restaurant sales for Benihana teppanyaki restaurants opened longer than one year decreased 7.9% due primarily to a decrease of 4.2% in dine-in guest counts and a 2.7% decrease in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $27.70 in fiscal year 2010 compared to $28.46 in fiscal year 2009.

RA Sushi - Sales for the RA Sushi restaurants increased $12.2 million, or 19.9%, in fiscal year 2010 compared to fiscal year 2009. The increase is attributable to sales from new restaurants of $10.6 million and an increase in sales from restaurants opened longer than one year of $1.6 million. Sales from new restaurants were mainly attributable to the Leawood, KS, Houston, TX, and Atlanta, GA, restaurants that opened during fiscal year 2010, as well as the Chino Hills, CA, Huntington Beach, CA, Pembroke Pines, FL and South Miami, FL locations that contributed operating weeks in fiscal year 2010 before entering the comparable restaurant base. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year increased 2.6% due primarily to an increase of 9.4% in dine-in guest counts, offset by a decrease of 5.0% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $20.48 in fiscal year 2010 compared to $21.55 in fiscal year 2009.

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

Franchise fees and royalties - Franchise fees and royalties were flat during fiscal year 2010 as compared to fiscal year 2009.

Operating costs and expenses

Cost of food and beverage sales - The consolidated cost of food and beverage sales for the current fiscal year increased in dollar amount and remained relatively flat across all three concepts when expressed as a percentage of restaurant sales during fiscal year 2010 as compared to the prior fiscal year. The net increase in absolute dollars is reflective of the fact that cost of food and beverage sales is generally variable with sales and resulted from the net increase in restaurant sales experienced during fiscal year 2010, specifically the increase in sales at RA Sushi.

Restaurant operating expenses - In the aggregate, consolidated restaurant operating expenses increased by $12.0 million and 2.2% when expressed as a percentage of restaurant sales during fiscal year 2010 as compared to fiscal year 2009. At Benihana teppanyaki, the increase is primarily due to the reopening of stores temporarily closed during the prior year and the opening of one new store, partially offset by the closing of two stores which contributed approximately $8.7 million in increased operating costs. Additionally, during fiscal year 2010 Benihana teppanyaki recognized increased restaurant labor costs of approximately $1.2 million resulting from higher restaurant sales and approximately $1.7 million in incremental supplies and repair and maintenance expenses.

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

At RA Sushi, the overall increase in restaurant operating expenses is primarily attributable to the increase in the number of restaurants when comparing periods. RA Sushi’s restaurant operating expenses increased by $7.0 million, or approximately 17.3%, however, the percentage increase in the number of stores was 13.6% which reflects higher costs for newer restaurants.

At Haru, the overall decrease in restaurant operating expenses of $2.4 million is primarily attributable to a $1.3 million reduction in labor costs resulting from an overall decrease in restaurant sales and a $0.6 million decrease in depreciation expense primarily attributable to a reduction in the net book value of store assets associated with an impairment charge recognized at our Haru Philadelphia location.

The consolidated increase of 2.2% in operating expenses when expressed as a percentage of sales is the result of costs incurred with the Renewal Program, decreasing comparable sales at mature restaurants, specifically as it relates to labor and fixed costs, including occupancy and depreciation expense as well as underperformance associated with the opening of new restaurants. RA Sushi, however, was able to expand its operating margins given the 2.6% increase in comparable sales during the current period. As a result of operating efficiencies, specifically as it relates to labor costs, Haru was also able to expand its operating margins.

Restaurant opening costs - Restaurant opening costs in fiscal year 2010 decreased in dollar amount and as a percentage of sales as compared to the prior fiscal year. The decrease in the current fiscal year when compared to fiscal year 2009 is due to a reduction in the number of stores opened and timing of restaurant openings.

General and administrative costs - General and administrative costs increased $1.9 million and 0.4% expressed as a percentage of sales in fiscal year 2010 as compared to the prior fiscal year. The dollar increase was due to the write-off of costs totaling $0.2 million associated with development projects that were terminated during the year, increased corporate depreciation expense totaling $0.5 million due to depreciation expense on the ERP system that was implemented during fiscal year 2009, increased corporate salaries totaling $0.6 million as a result of changes in our Benihana teppanyaki corporate operations and changes in our regional manager structure with related changes in roles and responsibilities, an increase in compensation expense associated with changes in the valuation of investments in our deferred compensation plan totaling $0.2 million, as well as certain non-recurring costs associated with various consulting agreements, including the services provided by our interim Chief Financial Officer, for approximately $1.1 million and the resignations of Taka Yoshimoto, Juan C. Garcia and Jose I. Ortega totaling $0.5 million.

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures; however, as a result of our expansion and renovation programs, we relied more upon financing obtained from financial institutions in fiscal years 2010 and 2009.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance these items. As a result, many restaurant businesses, including our own, operate with negative working capital. During the current fiscal year ended March 27, 2011, the working capital deficit has decreased by $21.4 million. This decrease is primarily due to the reduction of our outstanding line of credit by $16.7 million and the reclassification of outstanding borrowings of $5.7 million from current liabilities to long term debt as of the end of fiscal year 2011.

Line of Credit

We entered into an Amended and Restated Credit Agreement with Wells Fargo (as successor by merger to Wachovia Bank, National Association) on February 10, 2011. The credit facility provides us a borrowing capacity of $30.0 million, with an option to increase the principal amount of the credit facility by $5.0 million to $35.0 million, subject to certain conditions. The credit facility is scheduled to mature on February 10, 2014.  The credit facility is secured by the assets of the Company (including first mortgages on the thirteen restaurant properties owned by the Company which had an appraised value of approximately $44.4 million as of December 2009). There are no scheduled principal payments prior to maturity. The Company may, however, prepay outstanding borrowings prior to that date without penalty. The line of credit provides for an initial commitment fee of 0.5% on the unused portion of the loan commitment and a variable interest rate. Both the commitment fee and the interest rate adjust based on a leverage ratio, as defined by the amended and restated agreement. While providing for working capital, capital expenditures and general corporate purposes, the amended and restated agreement requires that the Company maintains certain financial ratios and profitability amounts and restricts the amount of cash dividends paid and stock repurchases of the Company, as well as acquisitions and other investments.

At March 27, 2011, we had $5.7 million of borrowings outstanding under the line of credit at an interest rate of 6.5%. Our borrowing capacity under the line of credit is also reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.2 million at March 27, 2011, resulting in an available borrowing balance of $23.1 million. As of March 27, 2011, we were in compliance with the financial covenants of the amended and restated agreement governing the line of credit.

Series B Preferred Stock

The 800,000 shares of Series B Convertible Preferred Stock (“Series B preferred stock”) outstanding at March 27, 2011 are convertible into an aggregate 1.6 million shares of common stock. The Series B preferred stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions). The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock and votes on an “as if converted” basis together with our common stock on all matters put to a vote of the common stock holders. We pay quarterly dividends on the Series B preferred stock, and at March 27, 2011, accrued but unpaid dividends on the Series B preferred stock totaled $0.2 million.

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

On May 20, 2011, BFC exercised the right to convert 200,000 of its 800,000 shares of Series B preferred stock. These 200,000 shares of Series B preferred stock plus the accrued but unpaid dividends were converted into 397,328 shares of common stock.

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

Expansion Program

In response to the current economic environment prevailing in fiscal year 2011, we opted to reduce capital expenditures. Based upon the availability of debt and equity financing, continued improvement in same store sales trends, the positive results of the Renewal Program, the availability of real estate at reasonable prices and the ability to make strategic acquisitions on attractive terms, we anticipate that we will resume restaurant expansion.

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

Minority Stockholders Liability

As further discussed in Note 16, Commitments and Contingencies, of the consolidated financial statements, we will also use our capital resources to settle the outstanding liability incurred when the holders of the balance of Haru’s equity (the “minority stockholders”) exercised their put option in Haru Holding Corp. On July 1, 2005, the former minority stockholders exercised the put option to sell their respective shares to us. On August 25, 2006, the former minority stockholders sued us. The suit (which was filed in the Supreme Court of the State of New York, County of New York, but has been removed to the United States District Court for the Southern District of New York) sought an award of $10.7 million, based on the former minority stockholders’ own calculation of the put option price formula and actions allegedly taken by us to reduce the value of the put option. On December, 19, 2007, the Court dismissed all of the claims against us, except for the breach of fiduciary duty and breach of contract claims. On March 5, 2010, the Court issued a decision stating that the price required to be paid by us to the former minority stockholders would be approximately $3.7 million, our original calculation of the put option price. On April 2, 2010, the plaintiff appealed the Court’s decision. On October 13, 2010, the Court entered an Order requiring a closing within 30 days, upon which we were ordered to pay the put option price as determined by the Court. On November 10, 2010, we paid the amount owed and relieved any related outstanding liability. The outcome of the April 2010 appeal is still pending.

Cash Obligation to Former Directors and Executives

As further discussed in Note 15, Resignation of Former Directors and Executives, of the consolidated financial statements, we will use our capital resources to fund the remaining $1.2 million cash obligation in connection with the resignation of various former directors and executives in fiscal year 2010.

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Future capital requirements

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. In fiscal year 2011, however, we limited our near-term expansion activities. During fiscal year 2012, we are refocusing on our plans to grow the business and hope to expand the number of new restaurants that will open in fiscal year 2013 and beyond. Any significant increase in the number of new restaurants we may open will require us to raise additional capital and no assurance can be given that we will be able to do so on terms favorable to us. Our future capital requirements and the adequacy of available funds will depend on many factors, including market acceptance of products, the operating performance of our restaurants, the fluctuations of the national economy, the cost and availability of credit, the availability of acquisitions and the timing and rate of restaurant expansion.

For fiscal year 2012, we anticipate that our cash flow from operations and line of credit will be sufficient to provide for our projected capital requirements. However, if we increase our expansion and acquisition programs, cash flow from operations may not be sufficient to fund our capital requirements, and we may seek additional financing through either debt or equity issuance.

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

	Fiscal Year Ended
	2011	2010	2009
Net cash provided by operating activities	$27,511	$27,608	$33,850
Net cash used in investing activities	(7,921)	(16,662)	(46,530)
Net cash (used in) provided by financing activities	(18,110)	(12,279)	14,853
Net increase (decrease) in cash and cash equivalents	$1,480	$(1,333)	$2,173

Operating activities

Net cash provided by operating activities totaled $27.5 million, $27.6 million and $33.9 million in fiscal years 2011, 2010 and 2009, respectively. Cash provided by operations in fiscal year 2011 remained flat when compared to fiscal year 2010.

Investing activities

Capital expenditures were $8.1 million, $17.2 million and $48.8 million during fiscal years 2011, 2010 and 2009, respectively. Capital expenditures during fiscal year 2012 are expected to total approximately $16.1 million but will be substantially increased if we accelerate our expansion and acquisition program.

During fiscal years 2010 and 2009, we received $0.2 million and $2.0 million in insurance proceeds, respectively, related to the Benihana teppanyaki restaurant located in Memphis, TN that was damaged by fire, which proceeds were used to rebuild the restaurant. The Memphis, TN location re-opened in January 2009.

During fiscal year 2010, in connection with the resignation of Joel Schwartz, our former Director, Chairman and Chief Executive Officer, approximately $0.3 million was withdrawn from the deferred compensation plan, and we realized a loss of less than $0.1 million.

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

Financing activities

We began drawing on our line of credit with Wachovia in fiscal year 2008 to fund the expansion and renovation programs. In fiscal year 2011, we amended and restated the line of credit with Wells Fargo. Though we expect to continue to draw on the line of credit in the near future as needed for our development plan, it is anticipated that we will continue to use cash from operations to pay down outstanding borrowings during fiscal year 2012. Refer to “Financial Resources” above for a discussion of the amended terms of our line of credit agreement. During the fiscal year ended March 27, 2011, we borrowed $104.8 million under the line of credit and made $121.5 million in payments. During the fiscal year ended March 28, 2010, we borrowed $99.9 million and made $110.9 million in payments. During the fiscal year ended March 29, 2009, we borrowed $112.5 million and made $96.6 million in payments.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

During the fiscal year ended March 27, 2011, we entered into an amended and restated line of credit agreement with Wells Fargo and incurred $0.8 million in debt issuance costs. During the fiscal year ended March 28, 2010, we entered into fourth and fifth amendments to the line of credit and incurred $0.8 million in debt issuance costs in connection with the amendments. During the fiscal year ended March 29, 2009, we entered into second and third amendments to the line of credit and incurred $0.2 million in debt issuance costs in connection with the amendments.

We paid approximately $1.0 million in dividends on the Series B preferred stock during each of fiscal years 2011, 2010 and 2009.

During fiscal years 2011, 2010 and 2009, cash proceeds from stock option exercises were $0.3 million, $0.6 million and less than $0.1 million, respectively.

Contractual obligations and commitments

The following table summarizes contractual obligations and commitments at March 27, 2011 (in thousands):

	Total	2012	2013	2014	2015	2016	Thereafter
Operating lease obligations (1) (Note 12)	$186,176	$15,570	$15,253	$15,149	$14,253	$13,674	$112,277
Long-term debt(2) (Note 7)	5,689	-	-	5,689	-	-	-
Purchase commitments	36,448	30,197	6,153	98	-	-	-
Retirement, severance and consulting cash obligations (3) (Note 15)	1,200	412	412	376	-	-	-
Unrecognized tax benefits (4) (Note 14)	202	-	-	-	-	-	202
Outsource agreement (5)	7,389	1,673	1,673	1,673	1,673	697	-
Total	$237,104	$47,852	$23,491	$22,985	$15,926	$14,371	$112,479

(1)
Operating lease obligations do not include certain operating expenses such as contingent rent obligations and common area maintenance. In fiscal year 2011, these charges totaled approximately $5.2 million.

(2)
Borrowings under the line of credit facility as of March 27, 2011. The line of credit facility allows us to borrow up to $30.0 million through February 2014. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. Estimates of future interest payments for our variable rate debt are excluded; however, using the borrowings outstanding and the corresponding 6.5% interest rate as of March 27, 2011, an estimate of annual interest payments for fiscal year 2012 would be approximately $0.3 million. Based on the amounts outstanding as of March 27, 2011, a 100 basis point change in interest rates would result in an approximate change to these estimated interest rate payments of less than $0.1 million.

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

(4)
We have $0.2 million of unrecognized tax benefits (including related interest) related to uncertain tax positions recorded as liabilities. As we are uncertain as to if or when these amounts may be settled, the related balance has been reflected in the caption “Thereafter.”

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Off-balance sheet arrangements

As of March 27, 2011, we did not have any “off-balance sheet arrangements” as that term is defined in Regulation S-K Item 303(a)(4).

The impact of inflation

The primary inflationary factors affecting our operations are labor and commodity costs. Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of operating resources, including food and other raw materials, labor and other supplies and services. Other than labor costs, we do not believe that inflation has had a material effect on sales or expenses during the last three fiscal years. Our restaurant operations are subject to federal and state minimum wage laws governing matters such as working conditions, overtime and tip credits. Significant numbers of our food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in recent years. To the extent permitted by competition, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. To the extent that price increases cannot be passed along to our guests, those cost increases could negatively impact our financial results.

Quantitative and qualitative disclosures about market risk

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to the London interbank offering rate. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of March 27, 2011.

We had $5.7 million of borrowings outstanding under our line of credit at March 27, 2011. Based on the amounts outstanding as of March 27, 2011, a 100 basis point change in interest rates would result in an approximate change to interest expense of less than $0.1 million.

We purchase commodities such as chicken, beef and seafood for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts exceeds the benefits.

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

Fiscal years 2011, 2010 and 2009 consisted of 52 weeks.

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

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit, or operating losses to be primary indicators of potential asset impairment. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Forward looking statements

This annual report contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. When used in this quarterly report and any documents incorporated by reference herein, the words “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” and similar expressions identify certain of such forward-looking statements. These forward-looking statements represent our expectations or beliefs concerning future events. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein as a result of a number of factors, either individually or in combination, including general economic conditions and disruptions in the global credit and equity markets, competition in the restaurant industry, ability to achieve expected results, changes in food and supply costs, increases in minimum wage, rising insurance costs, fluctuations in operating results, challenges to continued growth, access to sources of capital and the ability to raise capital, issuances of additional equity securities, ability to construct new restaurants within projected budgets and time periods, ability to renew existing leases on favorable terms, further deterioration in general economic conditions and high unemployment, availability of qualified employees, ability to implement our growth strategies, ability to retain key personnel, litigation, ability to comply with governmental regulations, changes in financial accounting standards, ability to establish, maintain and apply adequate internal control over financial reporting, effect of market forces on the price of our stock and other factors that we cannot presently foresee.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)

	March 27,	March 28,
	2011	2010
Assets
Current Assets:
Cash and cash equivalents	$4,038	$2,558
Receivables, net	2,207	1,929
Inventories	5,668	6,902
Income tax receivable	515	1,327
Prepaid expenses and other current assets	1,802	2,043
Investment securities, available for sale - restricted	619	608
Deferred income tax asset, net	322	340
Total current assets	15,171	15,707

Property and equipment, net	182,992	194,261
Goodwill	6,896	6,896
Deferred income tax asset, net	10,053	9,286
Other assets, net	5,770	7,940
Total assets	$220,882	$234,090
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current Liabilities:
Accounts payable	$8,121	$5,262
Accrued expenses	25,346	23,617
Accrued put option liability	-	4,100
Borrowings under line of credit	-	22,410
Total current liabilities	33,467	55,389

Deferred obligations under operating leases	14,268	13,802
Borrowings under line of credit	5,689	-
Other long-term liabilities	1,025	1,560
Total liabilities	54,449	70,751

Commitments and Contingencies (Notes 7, 12 and 16)
Convertible Preferred Stock - $1.00 par value; authorized - 5,000,000 shares;
Series B mandatory redeemable convertible preferred stock – authorized –
800,000 shares; issued and outstanding – 800,000 shares in 2011 and 2010, respectively, with a liquidation preference of $20 million plus accrued and
unpaid dividends as of March 27, 2011 (Note 8)	19,710	19,623
Stockholders’ Equity:
Common stock - $.10 par value; convertible into Class A common stock;
authorized – 12,000,000 shares; issued and outstanding – 5,552,747
and 5,647,780 shares, respectively	555	564
Class A common stock - $.10 par value; authorized – 32,500,000 shares;
issued and outstanding – 10,552,378 and 9,768,611 shares, respectively	1,055	977
Additional paid-in capital	73,601	70,589
Retained earnings	71,849	71,598
Treasury stock, at cost - 46,667 and 0 shares, respectively	(383)	-
Accumulated other comprehensive income (loss), net of tax	46	(12)
Total stockholders’ equity	146,723	143,716
Total liabilities, convertible preferred stock and stockholders’ equity	$220,882	$234,090

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share information)

	Fiscal Year Ended
	March 27,	March 28,	March 29,
	2011	2010	2009
Revenues
Restaurant sales	$325,921	$311,797	$303,868
Franchise fees and royalties	1,719	1,727	1,739
Total revenues	327,640	313,524	305,607

Costs and Expenses
Cost of food and beverage sales	79,810	74,759	72,646
Restaurant operating expenses	209,416	208,486	196,469
Restaurant opening costs	8	1,045	2,165
General and administrative expenses	36,373	24,625	22,742
Impairment charges	-	12,347	21,505
Total operating expenses	325,607	321,262	315,527

Income (loss) from operations	2,033	(7,738)	(9,920)
Interest expense, net	(1,368)	(2,020)	(848)

Income (loss) before income taxes	665	(9,758)	(10,768)
Income tax benefit	(670)	(815)	(5,703)

Net Income (Loss)	1,335	(8,943)	(5,065)
Less: accretion of preferred stock issuance costs and preferred
stock dividends	1,084	1,085	1,087
Net income (loss) attributable to common stockholders	$251	$(10,028)	$(6,152)

Earnings (Loss) Per Share
Basic earnings (loss) per common share	$0.02	$(0.65)	$(0.40)
Diluted earnings (loss) per common share	$0.02	$(0.65)	$(0.40)

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share information)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income, net of tax	Total Stockholders’ Equity
Balance, March 30, 2008	$623	$905	$68,342	$87,777	$-	$(31)	$157,616
Comprehensive loss:
Net loss				(5,065)			(5,065)
Net increase in unrealized loss on investment securities available for sale, net of tax						(166)	(166)
Total comprehensive loss							(5,231)
Issuance of 5,750 shares of common stock and 11,500 shares of Class A common stock from exercise of options	1	1	76				78
Conversion of 637,575 shares of common stock into 637,575 shares of Class A common stock	(64)	64					-
Dividends declared on Series B preferred stock				(1,000)			(1,000)

Accretion of issuance costs on Series B preferred stock				(87)			(87)
Stock based compensation			1,043				1,043
Tax benefit from stock option exercises			18				18
Balance, March 29, 2009	560	970	69,479	81,625	-	(197)	152,437
Comprehensive loss:
Net loss				(8,943)			(8,943)
Net decrease in unrealized loss on investment securities available for sale, net of tax						185	185
Total comprehensive loss							(8,758)
Issuance of 44,641 shares of common stock and 78,500 shares of Class A common stock from exercise of options	4	7	628				639
Forfeiture of 3,400 shares of restricted Class A common stock		-	-				-
Dividends declared on Series B preferred stock				(997)			(997)
Accretion of issuance costs on Series B preferred stock				(87)			(87)
Stock based compensation			450				450
Tax benefit from stock option exercises			32				32
Balance, March 28, 2010	564	977	70,589	71,598	-	(12)	143,716
Comprehensive income:
Net income				1,335			1,335
Net decrease in unrealized loss on investment securities available for sale, net of tax						58	58
Total comprehensive income							1,393
Issuance of 9,984 shares of common stock and 53,750 shares of Class A common stock from exercise of options	1	5	331				337
Issuance of 625,000 shares of restricted Class A common stock		63	(63)				-
Conversion of 105,017 shares of common stock into 105,017 shares of Class A common stock	(10)	10					-
Repurchase treasury stock - 46,667 shares Class A common stock					(383)		(383)
Dividends declared on Series B preferred stock				(997)			(997)
Accretion of issuance costs on Series B preferred stock				(87)			(87)
Stock based compensation			2,701				2,701
Tax benefit from stock option exercises			43				43
Balance, March 27, 2011	$555	$1,055	$73,601	$71,849	$(383)	$46	$146,723

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	March 27,	March 28,	March 29,
	2011	2010	2009
Operating Activities:
Net income (loss)	$1,335	$(8,943)	$(5,065)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	21,602	20,085	18,650
Amortization of deferred debt issuance costs	749	318	111
Non-cash impairment charges	-	12,347	21,505
Deferred income taxes	(791)	865	(9,423)
Stock-based compensation	2,701	450	1,043
Tax benefit from stock option exercises	(43)	(32)	(18)
(Gain) loss on disposal of assets	(30)	30	24
Write-off of abandoned projects	159	-	-
Change in operating assets and liabilities that provided (used) cash:
Receivables	(661)	(270)	931
Inventories	1,234	(373)	(52)
Prepaid expenses and other current assets	241	560	(567)
Income taxes and other long-term liabilities	759	(71)	2,086
Other assets	199	506	(190)
Accounts payable	2,355	123	237
Other long-term liabilities	(27)	-	1,614
Accrued expenses and deferred obligations under operating leases	(2,271)	2,013	2,964
Net cash provided by operating activities	27,511	27,608	33,850
Investing Activities:
Expenditures for property and equipment and computer software	(8,053)	(17,174)	(48,821)
Collection of insurance proceeds	-	174	2,012
Proceeds on sale of collateral underlying Monterey promissory note	-	-	373
Proceeds from sales (purchases) of investment securities, available for sale, net	89	338	(94)
Cash proceeds from disposal of property and equipment	43	-	-
Net cash used in investing activities	(7,921)	(16,662)	(46,530)
Financing Activities:
Borrowings on line of credit	104,817	99,946	112,535
Repayments on line of credit	(121,531)	(110,894)	(96,606)
Debt issuance costs	(777)	(757)	(168)
Stock registration costs	-	(245)	-
Dividends paid on Series B preferred stock	(999)	(1,000)	(1,004)
Proceeds from issuance of common and Class A common stock upon exercise of options	337	639	78
Excess tax benefit from stock option exercises	43	32	18
Net cash (used in) provided by financing activities	(18,110)	(12,279)	14,853
Net increase (decrease) in cash and cash equivalents	1,480	(1,333)	2,173
Cash and cash equivalents, beginning of year	2,558	3,891	1,718
Cash and cash equivalents, end of year	$4,038	$2,558	$3,891
Supplemental Cash Flow Information
Cash paid during the fiscal year for:
Interest	$958	$1,405	$801
Income taxes	527	875	1,304
Noncash investing and financing activities
Acquired property and equipment for which cash payments had not yet been made	$783	$330	$5,867
Accrued but unpaid dividends on the Series B preferred stock	236	238	241
Net decrease (increase) in unrealized loss on investment securities available for sale, net of tax	58	185	(166)

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations - As of March 27, 2011, Benihana Inc., including our wholly-owned subsidiaries (“we,” “our” or “us”), owned and operated 63 Benihana teppanyaki restaurants, 25 RA Sushi restaurants and 9 Haru restaurants. We also had 20 franchised Benihana teppanyaki restaurants as of March 27, 2011. Benihana National Corp., our subsidiary, owns the right to operate, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands. We also own the United States trademarks and worldwide development rights to the names “Haru” and “RA” and related trademarks.

Basis of Presentation - The consolidated financial statements include the assets, liabilities and results of operations of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year - We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. The fiscal year is divided into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us with a consistent number of operating days within each period as well as ensures that certain significant holidays occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Fiscal years 2011, 2010 and 2009 each consisted of 52 weeks.

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

Cash and Cash Equivalents - We consider all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Amounts receivable from third-party credit card processors of $4.5 million and $4.4 million as of March 27, 2011 and March 28, 2010, respectively, are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

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

Accounting for Long-Lived Assets - Property and equipment are stated at cost. We capitalize all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction was less than $0.1 million in each of fiscal years 2011 and 2010 and approximately $0.2 million in fiscal year 2009.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit or operating losses to be primary indicators of potential asset impairment. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, we recorded an impairment charge of $1.2 million ($0.7 million after-tax) and $9.6 million ($5.7 million after-tax) during fiscal years 2010 and 2009, respectively, related to the write-down of property and equipment to estimated fair value at certain of our restaurants.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite lived intangible assets and included in other assets in the accompanying consolidated balance sheets. We review premiums on liquor licenses for impairment annually or more frequently if impairment indicators exist. We performed our assessment for possible impairment during fiscal years 2011, 2010 and 2009 and no impairment charges resulted from the impairment tests.

Other intangible assets include lease acquisition costs, computer software costs obtained for internal use and reacquired franchise rights. These intangible assets are classified as other assets, net in the accompanying consolidated balance sheets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs were amortized over three years. Reacquired franchise rights are amortized over the remaining term of purchased rights. Amortization of intangibles totaled $2.7 million, $1.3 million and $0.6 million during fiscal years 2011, 2010 and 2009, respectively.

Estimated amortization expense over the estimated remaining life of intangible assets is as follows (in thousands):

Fiscal year:
2012	$548
2013	535
2014	498
2015	116
2016	79
Thereafter	109
Total	$1,885

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

Depreciation and Amortization - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the expected lease term used for lease accounting purposes or their useful lives). Depreciation expense associated with property and equipment totaled $19.6 million, $19.1 million and $18.1 million for fiscal years 2011, 2010 and 2009, respectively. During fiscal year 2009, we recognized incremental depreciation expense of $0.4 million related to our review of the estimated useful lives of assets for Benihana teppanyaki restaurants scheduled to be remodeled as part of our renovation program. No such additional expense was incurred in either of fiscal years 2011 or 2010.

Restaurant Opening Costs - Restaurant opening costs include costs to recruit and train hourly restaurant employees, wages, travel and lodging costs for our opening training team and other support employees, costs for practice service activities and straight-line minimum base rent during the restaurant preopening period for accounting purposes. We expense restaurant opening costs as incurred.

Advertising - Advertising costs are expensed as incurred. Advertising costs were $6.8 million, $6.9 million and $7.8 million in fiscal years 2011, 2010 and 2009, respectively, and are included in restaurant operating expenses in the accompanying consolidated statements of earnings.

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

	Fiscal Year
	2011	2010	2009
Risk free interest rate	2.7%	3.9%	3.4% - 3.7%
Expected dividend yield	-	-	-
Expected term	3 years	3 years	3 years
Expected volatility	78.6%	74.6%	51.0% - 65.4%

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield is based on our history and expectation of dividend payments. The expected term is based on the period of time the options are expected to be outstanding. The volatility factor is based on historical monthly price observations of the underlying shares over the expected term of the option as we have no reason to believe that future volatility over the expected term is likely to differ from historical volatility. Forfeitures are expected not to be significant.

Tax benefits related to equity award grants that are in excess of the tax benefits recorded on our consolidated statements of earnings are classified as a cash inflow in the financing section of the accompanying consolidated statements of cash flows.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Earnings (Loss) Per Share – Basic earnings (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during each period. The diluted earnings (loss) per common share computation includes dilutive common share equivalents issued under our various stock option plans and conversion rights of Series B preferred stock. The components used in the computation of basic earnings (loss) per share and diluted earnings (loss) per share for each fiscal year are shown below (in thousands):

	March 27,	March 28,	March 29,
	2011	2010	2009

Net income (loss)	$1,335	$(8,943)	$(5,065)
Less: Accretion of preferred stock issuance costs and preferred stock dividends	(1,084)	(1,085)	(1,087)
Income (loss) for computation of basic earnings (loss) per share	251	(10,028)	(6,152)
Add: Accretion of preferred stock issuance costs and preferred stock dividends (Note 8)	-	-	-
Earnings (loss) for computation of diluted earnings (loss) per share	$251	$(10,028)	$(6,152)

Weighted average number of common shares in basic earnings (loss) per share	15,581	15,388	15,289
Effect of dilutive securities:
Stock options and warrants	31	-	-
Convertible preferred shares	-	-	-
Weighted average number of common shares and dilutive potential common shares used in diluted earnings (loss) per share	15,612	15,388	15,289

Due to the net loss attributable to common stockholders for fiscal years 2010 and 2009, all potentially dilutive shares were excluded from the denominator of the earnings per share calculation as including such shares would have been anti-dilutive. Similarly, the numerator was not adjusted to add back any preferred stock issuance costs or preferred stock dividends as including such amounts would have been anti-dilutive. During fiscal years 2011, 2010 and 2009, stock options to purchase 0.7 million, 1.0 million and 1.6 million shares of common stock, respectively, were excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.

Convertible preferred stock shall be assumed to have been converted at the beginning of the period and the resulting common shares shall be included in the denominator of diluted EPS. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. Convertible preferred stock is anti-dilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable upon conversion exceeds basic EPS. For fiscal years 2011 and 2010, conversion of the Series B preferred stock of 2.5 million and 3.2 million shares, respectively, was excluded from the calculations of diluted earnings per share due to its anti-dilutive effect.

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

Other Comprehensive Income (Loss) - For fiscal years 2011, 2010 and 2009, the only component of other comprehensive income (loss) is the net unrealized gains (losses) on our investments classified as available for sale.

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

There were no material amounts of revenues or transfers between reportable segments. Revenues from external guests are derived principally from food and beverage sales. We do not rely on any major guests as a source of revenue. For each of fiscal years 2011, 2010 and 2009, franchise revenues attributed to foreign countries totaled approximately $0.4 million.

Reclassification - Certain amounts in the years ended March 28, 2010 and March 29, 2009 have been reclassified to allocate certain marketing expenses as restaurant operating expenses. These marketing expenses were previously reflected as general and administrative expenses.  Management believes that this new presentation provides better comparison to our competitors. We reclassified $6.6 million and $7.5 million for the years ended March 28, 2010 and March 29, 2009, respectively.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Recently Issued Accounting Standards - In December 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance which modifies the requirements of Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. This guidance is effective for fiscal years beginning after December 15, 2010, and we anticipate that it will not have a material impact on our consolidated financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06 (“ASU 2010-06”) which requires new disclosures regarding recurring or nonrecurring fair value measurements. Under the ASU, entities will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and describe the reasons for the transfers. Entities will also be required to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities. Entities must also provide disclosures about the valuation techniques used in determining fair value for Level 2 or Level 3 measurements. Our adoption of this ASU on March 29, 2010 did not have a material impact on our consolidated financial statements.

In June 2009, the FASB updated Accounting Standards Codification (“ASC”) Topic 810 (“ASC 810”), “Consolidation” (previously Statement of Financial Accounting Standards (“SFAS”) No. 167) which amended certain guidance contained in FASB Interpretation No. 46(R) “Consolidation of Variable Interest Entities” for determining whether an entity is a variable interest entity and modified the methods allowed for determining the primary beneficiary of a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining when an entity should consolidate a variable interest entity, and (3) changes relating to the required timing for reassessing when an entity should consolidate a variable interest entity. Our adoption of the provisions of ASC 810 on March 29, 2010 did not have a material impact on our consolidated financial statements.

2.	INVENTORIES

Inventories consist of (in thousands):

	March 27,	March 28,
	2011	2010

Food and beverage	$2,889	$2,794
Supplies	2,779	4,108
	$5,668	$6,902

3.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term nature of the items as of March 27, 2011 and March 28, 2010. We believe the carrying amount of our debt at March 27, 2011 and March 28, 2010 approximate fair value due to the variable rates associated with the debt instrument and the recent amendments to our line of credit agreement (refer to Note 7, Long-term Debt).

As of March 27, 2011 and March 28, 2010, we had certain publicly traded mutual funds that invest in debt and equity securities that are required to be measured at fair value on a recurring basis. We invest in these mutual funds to mirror and track the performance of the elections made by employees that participate in our deferred compensation plan. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders’ equity. We determined the fair value of our investment securities available for sale using quoted market prices (Level 1 in the fair value hierarchy).

The following table discloses, as of March 27, 2011 and March 28, 2010, our available for sale investment securities at both the cost basis and fair value by investment type. None of our available for sale investment securities was at a net loss position as of March 27, 2011 or March 28, 2010.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	March 27, 2011		March 28, 2010
	Cost	Fair value	Cost	Fair value

Equity securities	$360	$439	$382	$402
Fixed income securities	65	67	86	86
Money market fund deposits	113	113	120	120
	$538	$619	$588	$608

We periodically evaluate unrealized losses in our available for sale investment securities for other-than-temporary impairment using both qualitative and quantitative criteria and, as of March 27, 2011 and March 28, 2010, determined that there was no other-than-temporary impairment.

Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment. None of our nonfinancial assets or nonfinancial liabilities was measured at fair value as of March 27, 2011 or March 28, 2010.

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

4.	PROPERTY AND EQUIPMENT

Property and equipment, net consists of (in thousands):

	March 27,	March 28,
	2011	2010

Land	$14,414	$14,414
Buildings	43,813	41,487
Leasehold improvements	190,066	188,432
Restaurant furniture, fixtures and equipment	52,612	51,836
	300,905	296,169
Less: Accumulated depreciation and amortization	118,784	102,836
	182,121	193,333
Construction in progress	871	928
	$182,992	$194,261

In fiscal year 2011, we wrote off of $3.7 million of fully depreciated assets.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5.	OTHER ASSETS

Other assets, net consist of (in thousands):

	March 27,	March 28,
	2011	2010

Security deposits	$1,874	$2,444
Premium on liquor licenses	1,860	1,983
Capitalized computer software, net of accumulated amortization of $838 as of March 28, 2010	-	1,222
Lease acquisition costs, net of accumulated amortization of $1,798 and $1,619, respectively	583	762
Reacquired franchise rights, net of accumulated amortization of $340 and $265, respectively	483	558
Other, net of accumulated amortization of $1,998 and $2,354, respectively	970	971
	$5,770	$7,940

6.	ACCRUED EXPENSES

Accrued expenses consist of (in thousands):

	March 27,	March 28,
	2011	2010

Accrued payroll, incentive compensation and related taxes	$7,131	$6,395
Unredeemed gift cards and certificates	2,942	3,359
Accrued workers compensation claims	2,998	3,193
Sales taxes payable	2,017	1,767
Accrued retirement and severance obligation	384	820
Accrued percentage rent	1,350	1,590
Other accrued liabilities	8,524	6,493
	$25,346	$23,617

7.	LONG-TERM DEBT

We entered into an Amended and Restated Credit Agreement with Wells Fargo (as successor by merger to Wachovia Bank, National Association) on February 10, 2011. The credit facility provides us a borrowing capacity of $30.0 million, with an option to increase the principal amount of the credit facility by $5.0 million to $35.0 million, subject to certain conditions. The credit facility is scheduled to mature on February 10, 2014.  The credit facility is secured by the assets of the Company. There are no scheduled principal payments prior to maturity. The Company may, however, prepay outstanding borrowings prior to that date without penalty. The line of credit provides for an initial commitment fee of 0.5% on the unused portion of the loan commitment and a variable interest rate. Both the commitment fee and the interest rate adjust based on a leverage ratio, as defined by the amended and restated agreement. While providing for working capital, capital expenditures and general corporate purposes, the amended and restated agreement requires that the Company maintains certain financial ratios and profitability amounts and restricts the amount of cash dividends paid and stock repurchases of the Company, as well as acquisitions and other investments.

At March 27, 2011, we had $5.7 million of borrowings outstanding under the line of credit at an interest rate of 6.5%. Our borrowing capacity under the line of credit is also reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.2 million at March 27, 2011, resulting in an available borrowing balance of $23.1 million. As of March 27, 2011, we were in compliance with the financial covenants of the amended and restated agreement governing the line of credit.

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

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The 800,000 shares of Series B preferred stock outstanding at March 28, 2010 are convertible into an aggregate 1.6 million shares of common stock and has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted, to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions). The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock, and votes on an “as if converted” basis together with the common stockholders on all matters put to a vote of the holders of common stock. In addition, under certain circumstances, the approval of a majority of the Series B preferred stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of our total consolidated assets.

We pay quarterly dividends on the Series B preferred stock, and at March 27, 2011, accrued but unpaid dividends totaled $0.2 million, or $0.30 per share, of the Series B preferred stock.

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

On May 20, 2011, BFC exercised the right to convert 200,000 of its 800,000 shares of Series B preferred stock. These 200,000 shares of Series B preferred stock plus the accrued but unpaid dividends were converted into 397,328 shares of common stock.

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

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

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

The shareholder rights plan was further amended on January 24, 2011 to, among other things, extend the final expiration date from February 2, 2011 to February 2, 2015, and to adjust the purchase price payable for each preferred share purchase right. The shareholder rights plan was again amended on May 13, 2011 to expire automatically when and if a reclassification of the Class A Common Stock becomes effective (see Note 21, Other Matters).

10.	RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

	Fiscal Year Ended
	March 27,	March 28,	March 29,
	2011	2010	2009
Labor and related costs	$107,096	$107,798	$104,174
Occupancy costs	21,451	20,944	19,727
Depreciation and amortization	19,600	19,088	18,121
Utilities and telephone	10,666	10,264	10,017
Restaurant supplies	8,291	8,549	7,339
Advertising and promotional costs	12,199	10,853	10,611
Credit card discounts	6,445	6,001	5,787
Other restaurant operating expenses	23,668	24,989	20,693
Total restaurant operating expenses	$209,416	$208,486	$196,469

11.	IMPAIRMENT CHARGES

As discussed in Note 1, Summary of Significant Accounting Policies, we periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. During fiscal year 2009, the results of our analysis indicated that the property and equipment were impaired at five restaurants: Benihana Tucson, RA Sushi Corona, RA Sushi Glenview, RA Sushi Palm Beach Gardens and Haru Philadelphia. Accordingly, we recognized an impairment charge of $9.6 million ($5.7 million after-tax) to write-down the restaurants’ property and equipment to estimated fair value. During fiscal year 2010, our analysis resulted in an additional write-down of property and equipment of $1.2 million ($0.7 million after tax) at our Benihana Tucson, RA Sushi Palm Beach Gardens and Haru Philadelphia locations, all of which is classified as impairment charges in the accompanying consolidated statement of earnings. No such impairment charges were recorded during fiscal year 2011.

Additionally, as discussed in Note 1, Summary of Significant Accounting Policies, we review goodwill and other indefinite-lived intangible assets annually for impairment, or more frequently if indicators of impairment exist. Based on the results of step one of the fiscal year 2010 impairment test, the Haru reporting unit’s estimated fair value exceeded its carrying value; therefore, no impairment charges to goodwill for this reporting unit was recognized. Based on the results of step one of the impairment test, the Benihana reporting unit’s estimated fair value did not exceed its carrying value, which required us to perform the second step of the goodwill impairment test. The second step of the goodwill impairment test indicated that all of the goodwill allocated to the Benihana reporting unit was impaired primarily due to depressed economic and industry factors at the valuation date and the step two purchase price allocations where a considerable amount of the Benihana reporting unit’s fair value was allocated to the Benihana trade name. Therefore, during fiscal year 2010, we recorded a non-cash goodwill impairment charge of $11.1 million ($7.3 million after-tax) to fully impair our Benihana reporting unit. During fiscal year 2009 and based upon the results of our analysis, our RA Sushi reporting unit was fully-impaired resulting in the recognition of a non-cash goodwill impairment charge of $11.9 million ($7.0 million after-tax), all of which is classified as impairment charges in the accompanying consolidated statement of earnings. No impairment charge was recorded in fiscal year 2011.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table reflects the changes in the carrying amount of goodwill by concept for fiscal years 2009, 2010 and 2011:

	Teppanyaki	RA Sushi	Haru	Total
Balance as of March 29, 2009:
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	-	(11,880)	-	(11,880)
Goodwill	11,124	-	6,896	18,020
Fiscal year 2010 changes:
Impairment charge	(11,124)	-	-	(11,124)
Balance as of March 28, 2010:
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	(11,124)	(11,880)	-	(23,004)
Goodwill	-	-	6,896	6,896
Balance as of March 27, 2011:
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	(11,124)	(11,880)	-	(23,004)
Goodwill	$-	$-	$6,896	$6,896

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

12.	LEASES

We generally operate our restaurants in leased premises. We are obligated under various lease agreements for certain restaurant facilities and our corporate office, which are classified as operating leases. The typical restaurant premises lease is for a term of between 10 to 25 years with renewal options ranging from 5 to 20 years. The leases generally provide for the obligation to pay property taxes, utilities and various other use and occupancy costs. We are also obligated under two leases for office space.

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

Minimum payments under lease commitments are as follows (in thousands):

Operating
Leases
Fiscal year:
2012	$15,570
2013	15,253
2014	15,149
2015	14,253
2016	13,674
Thereafter	112,277
Total minimum lease payments	$186,176

Rent expense consists of (in thousands):

	Fiscal Year Ended
	March 27,	March 28,	March 29,
	2011	2010	2009

Minimum rentals	$16,690	$16,411	$15,404
Contingent rentals	3,446	3,267	3,211
	$20,136	$19,678	$18,615

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.	STOCK-BASED COMPENSATION

On November 2, 2007, our shareholders approved the 2007 Equity Incentive Plan. As of that date, all future awards are granted under the 2007 Equity Incentive Plan. Therefore, we no longer grant options under any of our previously approved plans, including: the 2003 Directors’ Stock Option Plan, 2000 Employees Class A Stock Option Plan, 1997 Employees Class A Stock Option Plan and Amended and Restated Directors’ Stock Option Plan (together, the “prior option plans”). All outstanding options issued under the prior option plans will not be affected and will continue to be outstanding in accordance with their terms and the terms of the prior option plans pursuant to which they were issued. On August 20, 2009, our shareholders approved an amendment to the 2007 Equity Incentive Plan, which (i) increased the number of authorized shares of our Class A common stock available for issuance under the equity plan by 2,000,000 shares to an aggregate of 2,750,000 shares, (ii) increased the number of shares which may be issued under the equity plan upon the exercise of incentive stock options by 1,450,000 shares to an aggregate of 2,000,000 shares and (iii) increased the maximum number of shares for which an employee of the Company may be granted equity awards under the equity plan during any calendar year by 550,000 shares to 750,000 shares. As of March 27, 2011, of these amounts, we have granted 645,233 shares of restricted Class A common stock, net of forfeitures, and options to purchase 343,287 shares of Class A common stock, net of cancellations, leaving 1,761,480 shares available for future grants.

The purpose of the 2007 Equity Incentive Plan is to enable us to attract, retain and motivate key employees and non-employee directors by providing them equity participation. The plan provides for incentive stock options (“ISO’s”) under Section 422 of the Internal Revenue Code of 1986, as amended, and for options which are not ISO’s, stock appreciation rights (“SARs”), stock grants and stock equivalent units. Options, SARs and stock equivalent units granted under the employee plans may not have terms exceeding ten years (in the case of optionees holding 10% or more of the combined voting rights of our securities, ISO’s may not have terms exceeding five years) and may not provide for an option exercise price of less than 100% of the fair market value of the our Class A common stock on the day of the grant (110% of the fair market value in the case of optionees holding 10% or more of the combined voting rights of our securities). With regard to each option grant, the option first vests with respect to one-third on the first anniversary of the grant of the option, one-third on the second anniversary of the grant of the option and as to the balance of the shares on the third anniversary of the option. With regard to each restricted stock grant, the grant is subject to a risk of forfeiture which first lapses with respect to approximately one-third on the first anniversary of the grant, approximately one-third on the second anniversary of the grant and the balance of the shares on the third anniversary of the grant.

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

We recorded $2.7 million ($1.8 million after-tax), $0.5 million ($0.3 million after-tax) and $1.0 million ($0.6 million after-tax) in stock compensation expense, included in general and administrative expenses in the accompanying consolidated statement of earnings, during fiscal years 2011, 2010 and 2009, respectively. As further discussed in Note 15, Resignation of Former Directors and Executives, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009. In connection with Mr. Schwartz’s resignation, all stock options and restricted stock granted to Mr. Schwartz under the 2007 Equity Incentive Plan were modified to accelerate vesting as of February 9, 2009. Included in the tables below are 69,600 stock options and 11,600 restricted stock awards where vesting was accelerated in connection with Mr. Schwartz’s resignation. The total incremental compensation cost recognized during fiscal year 2009 resulting from this modification was $0.3 million.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Stock Options - Stock option transactions under the above plans for fiscal years 2009, 2010 and 2011 are as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
		(per share)	(in years)	(in thousands)

Outstanding at March 30, 2008	1,529,338	$9.90
Granted	100,000	4.36
Canceled/Expired	(1,725)	7.84
Exercised	(17,250)	4.43

Outstanding at March 29, 2009	1,610,363	9.61
Granted	60,000	6.33
Canceled/Expired	(593,509)	9.42
Exercised	(123,141)	5.20

Outstanding at March 28, 2010	953,713	10.10
Granted	90,000	7.95
Canceled/Expired	(178,179)	9.66
Exercised	(63,734)	5.28
Outstanding at March 27, 2011	801,800	$10.34	5.42	$514
Exercisable at March 27, 2011	681,800	$10.80	4.66	$431

During fiscal years 2011, 2010 and 2009, options to purchase 90,000, 60,000 and 100,000 of Class A common stock were granted, respectively. Refer to Note 1, Summary of Significant Accounting Policies, for assumptions used in estimating the fair value of these option grants. We expect options to purchase 90,000 shares to vest during fiscal year 2012. The weighted average grant date fair value of options granted during fiscal years 2011, 2010 and 2009 was $3.96, $3.48 and $1.79, respectively.

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Ranges of exercise prices:	Number	Life (in years)	Price	Number	Price
$0.00 - $2.61	47,000	7.7	$2.61	47,000	$2.61
4.96 - 6.33	60,000	0.4	6.33	40,000	6.33
7.36 - 8.56	327,000	6.5	8.07	227,000	8.11
10.00 - 11.22	157,800	4.0	10.35	157,800	10.35
14.91 - 16.36	135,000	5.6	15.56	135,000	15.56
18.81 - 18.84	75,000	5.8	18.82	75,000	18.82
	801,800	5.42	$10.34	681,800	$10.80

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. For fiscal years 2011, 2010 and 2009, the total intrinsic value of stock options exercised was $0.1 million, $0.1 million and less than $0.1 million, respectively. Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during each of fiscal years 2011, 2010 and 2009 totaled less than $0.1 million. As of March 27, 2011, total unrecognized compensation cost related to nonvested stock options totaled $0.3 million and is expected to be recognized over approximately 0.9 years. The total fair value of shares vested during fiscal year 2011 was $0.2 million.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Restricted Stock - Restricted stock transactions under the 2007 Equity Incentive Plan are as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
		(per share)

Nonvested at March 30, 2008	25,900	$10.35
Vested	(16,367)	10.35
Nonvested at March 29, 2009	9,533	10.35
Granted	-	-
Forfeited	(3,400)	10.35
Vested	(3,065)	10.35
Nonvested at March 28, 2010	3,068	10.35
Granted	625,000	8.14
Forfeited	(2,267)	10.35
Vested	(152,884)	8.21
Nonvested at March 27, 2011	472,917	$8.12

No restricted stock was granted prior to March 2008 or under any of our prior option plans. The aggregate intrinsic value of vested restricted stock awards as of March 27, 2011 and March 28, 2010 was $1.3 million and $0.1 million. As of March 27, 2011, there was $2.8 million of unrecognized compensation cost related to restricted stock grants, which is expected to be recognized over approximately 2.3 years.

14.	INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of these assets and liabilities as measured by income tax law. The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	March 27,	March 28,
	2011	2010
Deferred tax assets:
Straight-line rent expense	$5,747	$5,426
Goodwill	2,270	1,904
Gift certificate liability	1,136	1,344
Amortization of gain	556	614
Employee benefit accruals	6,364	4,259
Workers compensation	1,157	1,073
State net operating loss carryforwards	2,355	-
Other	160	22
	19,745	14,642

Valuation Allowance	(2,355)	-

Deferred tax liabilities:
Property and equipment	6,168	3,940
Inventories	812	1,083
	6,980	5,023

	10,410	9,619
Available for sale investment securities	(35)	7
Net deferred tax asset	$10,375	$9,626

We have certain state net operating loss carryforwards of $56.3 million, with an estimated tax effect of $2.4 million. These state net operating loss carryforwards expire at various dates through 2031. We believe that it is more likely than not that the benefit from certain state net operating loss carryforwards will not be realized. Accordingly, as of March 27, 2011, we have provided a valuation allowance of $2.4 million for these state net operating loss carryforwards.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Net deferred tax asset consists of (in thousands):

	March 27,	March 28,
	2011	2010
Current asset	$322	$340
Long-term asset	10,053	9,286
	$10,375	$9,626

The income tax provision (benefit) consists of (in thousands):

	Fiscal Year Ended
	March 27,	March 28,	March 29,
	2011	2010	2009
Current tax (benefit) expense:
Federal	$(1,147)	$(1,774)	$2,382
State	1,268	94	1,338
Deferred tax (benefit) expense:
Federal and State	(791)	865	(9,423)
Income tax benefit	$(670)	$(815)	$(5,703)

The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

	Fiscal Year Ended
	March 27,	March 28,	March 29,
	2011	2010	2009
Federal income tax provision at statutory rate of 34% in fiscal
years 2011 and 2010 and 35% in fiscal year 2009	$226	$(3,318)	$(3,769)
State income taxes, net of federal benefit	44	216	(492)
Tax credits, net	(1,735)	(1,635)	(1,477)
Permanent book/tax differences	263	-	-
Tax benefit recognized for uncertain tax positions	(106)	(96)	(321)
Goodwill impairment	-	3,782	-
Change in valuation allowance	315	-	-
Change in tax rate	323	233	-
Other	-	3	356

Income tax provision (benefit)	$(670)	$(815)	$(5,703)

Effective income tax rate	(100.8%)	8.4%	53.0%

We file income tax returns that are periodically audited by various federal and state jurisdictions. With few exceptions, we are no longer subject to federal and state income tax examinations for years prior to fiscal year 2007.

As of March 27, 2011, we had $0.2 million of unrecognized tax benefits related to uncertain tax positions, all of which would impact the tax rate, if recognized. Of the total unrecognized tax benefits at March 27, 2011, we believe it is reasonably possible that this amount could be reduced by $0.1 million in the next twelve months due the expiration of statute of limitations. As of March 28, 2010, we had $0.3 million of unrecognized tax benefits.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The unrecognized tax benefits and related interest and penalties are generally classified as other long term liabilities in the accompanying consolidated balance sheets. A reconciliation of beginning and ending unrecognized tax benefits, exclusive of related interest and penalties, is as follows (in thousands):

Unrecognized tax benefits, March 29, 2009	$372
Gross decreases - prior period tax positions	(112)
Gross increases - prior period tax positions	40
Unrecognized tax benefits, March 28, 2010	300
Gross decreases - prior period tax positions	(119)
Gross increases - prior period tax positions	21
Unrecognized tax benefits, March 27, 2011	$202

We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of earnings. As of March 27, 2011 and March 28, 2010, the amount accrued for the payment of interest was not significant, and we did not incur any penalties related to unrecognized tax benefits. During fiscal year 2010, we reduced the related interest associated with unrecognized tax benefits by less than $0.1 million.

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

Mr. Schwartz’s employment agreement with us, dated March 17, 2008, was terminated on a without cause basis on February 9, 2009. As a result, during fiscal year 2009, we recognized a $3.2 million charge comprised primarily of severance and retirement cash obligations totaling $2.9 million as well as additional compensation expense related to the acceleration of Mr. Schwartz’s stock options and restricted stock grants under the 2007 Equity Incentive Plan totaling $0.3 million. In accordance with Mr. Schwartz’s employment agreement, he was paid a lump sum severance payment of $0.9 million six months after his resignation and a retirement benefit of $2.0 million to be paid in sixty equal monthly installments where the first six installments shall not be paid until six months after his resignation. Of the amount due to Mr. Schwartz as of March 27, 2011, $0.4 million is classified as short-term within accrued expenses and the remaining $0.8 million is classified as long-term within other long-term liabilities in the accompanying consolidated balance sheet. Additionally, as provided under his employment agreement, for a period of three years following his resignation, we will provide Mr. Schwartz with continued group medical and dental insurance coverage or payments in lieu thereof.

On February 9, 2009, our board of directors approved the election of Richard C. Stockinger to Chief Executive Officer. Mr. Stockinger has served as a member of our board since November 2007. On September 28, 2010, our board of directors elected Mr. Stockinger to serve as Chairman of the Board.

Effective as of December 18, 2009, Taka Yoshimoto resigned from his positions as Director and Executive Vice President – Operations. In connection with Mr. Yoshimoto’s resignation, on December 22, 2009, we entered into an agreement with Mr. Yoshimoto which provides for, among other things, payment to Mr. Yoshimoto of $19,340 per month for twelve months commencing on January 15, 2010, and payment, on Mr. Yoshimoto’s behalf, of any premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) applicable to Mr. Yoshimoto’s health insurance coverage until December 15, 2010. In consideration for such payments, Mr. Yoshimoto agreed, among other things, to release us and our affiliates from any and all claims which Mr. Yoshimoto may otherwise have against us or our affiliates. Accordingly, during fiscal year 2010, we recognized a charge of $0.2 million in connection with the resignation of Taka Yoshimoto, included in general and administrative expenses in the accompanying consolidated statements of earnings.

Effective as of January 13, 2010, Juan C. Garcia resigned from his positions as President and Chief Administrative Officer. In connection with Mr. Garcia’s resignation, on January 28, 2010, we entered into an agreement with Mr. Garcia which provides for, among other things, continuation of Mr. Garcia’s basic compensation and car allowance through March 31, 2010 under the terms of his Amended and Restated Employment Agreement dated March 31, 2008, semi-monthly payments to Mr. Garcia of $11,461 beginning on the first regular pay day following March 31, 2010 and continuing through January 20, 2011, and payment, on Mr. Garcia’s behalf, of any premiums under COBRA applicable to Mr. Garcia’s health insurance coverage until the first regularly scheduled pay day following January 13, 2011. In consideration for such payments, Mr. Garcia agreed, among other things, to release us and our affiliates from any and all claims which Mr. Garcia may otherwise have against us or our affiliates. Accordingly, we recognized a charge of approximately $0.3 million during fiscal year 2010, included in general and administrative expenses in the accompanying consolidated statements of earnings.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Effective as of January 13, 2010, Richard C. Stockinger, our Chief Executive Officer, was appointed President of the Company. On January 7, 2010, our Board of Directors approved an increase to Mr. Stockinger’s annual base salary from $350,000 to $500,000 retroactive to the commencement of his employment on February 9, 2009. Accordingly, we recognized a charge of approximately $0.1 million during the year ended March 28, 2010. In addition, our Board approved immediate termination of Mr. Stockinger’s $7,500 monthly relocation allowance.

Effective as of January 13, 2010, Jose I. Ortega resigned from his positions as Vice President – Finance, Chief Financial Officer and Treasurer. In connection with Mr. Ortega’s resignation, on January 14, 2010, we entered into an agreement with Mr. Ortega pursuant to which Mr. Ortega agreed to provide consulting services to us with regard to accounting, SEC filings and other financial matters for ninety days. During the consulting period, we paid Mr. Ortega the base compensation payable to him at the time of his resignation, and we have agreed to pay Mr. Ortega $200,000 over the twelve-month period following the end of the consulting period. In addition, we made payments, on behalf of Mr. Ortega, of any premiums under COBRA applicable to the health insurance coverage of Mr. Ortega and his qualified dependents until we made our final payment under the agreement. In consideration for the payments to be made under the agreement, Mr. Ortega agreed, among other things, to release us and our affiliates from any and all claims which he might otherwise have against us or our affiliates. Consulting fees will be recognized as incurred over the consulting period. As such, during the year ended March 27, 2011, we recognized a charge of approximately $0.2 million.

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

On March 5, 2010, the Court issued a decision stating that the price required to be paid by us to the former minority stockholders would be approximately $3.7 million, our original calculation of the put option price. On April 2, 2010, the plaintiff appealed the Court’s decision. On October 13, 2010, the Court entered an Order requiring a closing within 30 days, upon which we were ordered to pay the put option price as determined by the Court. On November 10, 2010, we paid the amount owed and relieved any related outstanding liability. The outcome of the April 2010 appeal is still pending.

Other Litigation and Proceedings - During May 2010, the California Department of Alcoholic Beverage Control (the “Department”) notified us of proceedings against the Company based upon allegations that alcohol was served to underage guests in a RA Sushi location. In one incident, on which a claim has been filed against us, a guest was subsequently involved in a fatal automobile accident. We have general liability insurance plans for such claims. We cannot predict the outcome of the pending litigation. The Department issued a decision imposing a 30 day suspension of the alcoholic beverage license. We will vigorously contest the suspension of the alcoholic beverage license for this location and the claim against us. While under appeal by us, the suspension is stayed, and we are permitted to continue operating under our alcoholic beverage license.

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

Other – Refer to Note 15, Resignation of Former Directors and Executives, for cash obligations incurred in connection with the resignation of Joel Schwartz from his positions as Director, Chairman and Chief Executive Officer.

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

The table below presents information about reportable segments for fiscal years 2011, 2010 and 2009 (in thousands):

	Fiscal Year Ended
	March 27, 2011
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$216,819	$76,544	$32,558	$1,719	$327,640
Depreciation and amortization	14,004	3,658	1,970	1,970	21,602
Income (loss) from operations	21,375	6,581	3,206	(29,129)	2,033
Capital expenditures	5,620	1,432	724	277	8,053
Goodwill	-	-	6,896	-	6,896
Total assets	131,135	30,101	21,545	38,101	220,882

	Fiscal Year Ended
	March 28, 2010
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$205,638	$73,484	$32,675	$1,727	$313,524
Depreciation and amortization	13,600	3,444	2,079	962	20,085
Impairment charges	11,796	256	295	-	12,347
Income (loss) from operations	1,207	3,676	3,664	(16,285)	(7,738)
Capital expenditures, net of insurance proceeds	12,033	332	4,635	-	17,000
Goodwill	-	-	6,896	-	6,896
Total assets	157,522	32,249	22,782	21,537	234,090

	Fiscal Year Ended
	March 29, 2009
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$206,970	$61,270	$35,628	$1,739	$305,607
Depreciation and amortization	12,271	3,242	2,649	488	18,650
Impairment charges	1,370	16,555	3,580	-	21,505
Income (loss) from operations	19,908	(15,091)	(240)	(14,497)	(9,920)
Capital expenditures, net of insurance proceeds	33,089	11,905	362	1,453	46,809
Goodwill	11,124	-	6,896	-	18,020
Total assets	163,625	32,991	24,853	35,658	257,127

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.	RELATED PARTY TRANSACTIONS

Darwin C. Dornbush, the former Chairman of our board of directors, is a retired partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm. In fiscal years 2011, 2010 and 2009, we incurred approximately $0.9 million, $1.3 million and $0.9 million, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP. We have also paid Mr. Dornbush, as an employee, for certain management advisory services approximately less than $0.1 million, $0.2 million and $0.1 million in fiscal years 2011, 2010 and 2009, respectively. As of September 28, 2010, Mr. Dornbush is no longer compensated as an employee of the Company.

During fiscal year 2008, we entered into a lease for a Benihana teppanyaki restaurant to be located in Orlando, FL, with an annual rent of $0.1 million and a base term of 20 years. The landlord is Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation. Three of our directors are also directors of Bluegreen Corporation.

J. Ronald Castell, a director of ours, provided certain marketing consulting services and earned less than $0.1 million in consulting fees during each of fiscal years 2010 and 2009. No such services were provided in fiscal year 2011.

As discussed in Note 8, Convertible Preferred Stock, we sold an aggregate 800,000 shares of our Series B preferred stock to BFC for $20.0 million. The sale of Series B preferred stock resulted in net aggregate proceeds of $19.2 million ($9.3 million in fiscal year 2005 and $9.9 million in fiscal year 2006). The sale of Series B preferred stock was completed in two tranches during fiscal years 2005 and 2006. John E. Abdo, a Director, is also a Director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a Director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC.

During fiscal year 2010, we engaged BFC through its wholly-owned subsidiary, Snapper Creek Equity Management, LLC (“Snapper Creek”), to provide management, financial advisory and other consulting services. We incurred approximately $0.5 million and $0.2 million in consulting fees in fiscal years 2011 and 2010, respectively. Effective November 30, 2010, we are no longer engaging Snapper Creek to provide any services.

During fiscal year 2010, we engaged Risk Management Services (“RMS”), an affiliate of BFC, to provide insurance and risk management services. Fees incurred by RMS in fiscal year 2010 were not significant. As of September 21, 2010, we are no longer engaging RMS to provide any services.

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

Incentive Plan - We have an incentive compensation plan whereby bonus awards are made if we attain certain financial targets or at the discretion of the Compensation Committee of the Board of Directors (the “Compensation Committee”). Our annual incentive compensation plan ties key employees’ bonus earning potential to individually-designed performance objectives. Under the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives. Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results. A portion of awards is also determined by achieving other performance and management goals. Target rates are approved annually by the Compensation Committee.

We recorded $2.5 million and $1.2 million of corporate incentive compensation expense in fiscal years 2011 and 2010. We did not incur any corporate incentive compensation expense in fiscal year 2009 in connection with the incentive compensation plan.

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

20.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal quarter ended (in thousands except for per share information)

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	March 27, 2011				March 28, 2010
	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$81,786	$72,895	$72,190	$100,769	$77,826	$70,378	$69,348	$95,972
Income (loss) from operations	2,198	1,312	(4,008)	2,531	2,919	(10,704)	(1,933)	1,980
Net income (loss)	549	2,179	(3,002)	1,609	1,691	(10,887)	(839)	1,092
Basic earnings (loss) per share	$0.02	$0.12	$(0.21)	$0.08	$0.09	$(0.72)	$(0.07)	$0.05
Diluted earnings (loss) per share	$0.02	$0.12	$(0.21)	$0.08	$0.09	$(0.72)	$(0.07)	$0.05

The net loss recognized in the third quarter of fiscal year 2010 is due to the non-cash impairment charges further discussed in Note 11, Impairment Charges, of the consolidated financial statements.

21.	OTHER MATTERS

As previously announced, in July 2010, our board of directors commenced a review of strategic alternatives available to us, including a possible sale of the Company, in order to maximize stockholder value. On May 13, 2011 our board of directors terminated the possible sale process and approved the following strategic alternatives. First, we will submit to our stockholders for their approval a proposal to reclassify each share of Class A Common Stock of the Company into one share of Common Stock, thereby eliminating the Company’s dual-class common stock structure. Second, our board of directors has amended our shareholder rights plan to expire automatically when and if the reclassification of the Class A Common Stock becomes effective.  There can be no assurance that the proposed reclassification will be consummated or, if consummated, the timing thereof.

22.	SUBSEQUENT EVENTS

On May 1, 2011, we closed our Haru Philadelphia location. Haru Philadelphia sustained a loss from operations of $0.2 million for the year ended March 27, 2011 and was fully impaired during fiscal year 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the “Company”) as of March 27, 2011 and March 28, 2010, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended March 27, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 27, 2011, and March 28, 2010, and the results of its operations and its cash flows for each of the three years in the period ended March 27, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 27, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 9, 2011, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 9, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the internal control over financial reporting of Benihana Inc. and subsidiaries (the “Company”) as of March 27, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 27, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 27, 2011 of the Company and our report dated June 9, 2011, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 9, 2011

EVALUATION DISCLOSURE CONTROLS AND PROCEDURES

We have established and maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that material information relating to Benihana Inc. and our subsidiaries (“the Company”) required to be disclosed by us in the reports that we file or submit to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of  the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 27, 2011 based on the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control structure and consequently, the Company’s internal control over financial reporting were effective as of March 27, 2011.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company’s internal control over financial reporting as of March 27, 2011. Deloitte & Touche LLP expressed an unqualified opinion on our internal control over financial reporting as of March 27, 2011 as stated in their report included herein.

/s/ Richard C. Stockinger
Richard C. Stockinger
Chief Executive Officer

/s/ Gene R. Baldwin
Gene R. Baldwin
Interim Chief Financial Officer

June 9, 2011

OFFICERS AND DIRECTORS

CORPORATE OFFICERS

Richard C. Stockinger – Chairman of the Board, Chief Executive Officer and President

Gene R. Baldwin – Interim Chief Financial Officer

Christopher Ames – Chief Operating Officer

Cristina Mendoza – General Counsel and Secretary

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

Norman Becker – Independent Consultant, Certified Public Accountant

J. Ronald Castell – ReelRon LLC

Darwin C. Dornbush – Partner, Dornbush Schaeffer Strongin & Venaglia, LLP

Adam Gray - Managing Director and Co-Founder, Coliseum Capital Management, LLC

Lewis Jaffe – Independent Consultant, Certified Public Company Director, Advanced Certification

Michael Kata - Vice President and Chief Operating Officer, Benihana of Tokyo, Inc

Alan B. Levan – Chairman of the Board of Directors, Chief Executive Officer and President, BFC Financial Corporation; Chairman of the Board of Directors and Chief Executive Officer, BankAtlantic Bancorp.; and Chairman of the Board, Bluegreen Corporation.

Richard C. Stockinger

Joseph J. West, Ph.D. – Vice President and Director of Operations, Brooklyn Water Enterprises and Professor, School of Hospitality and Tourism Management, Florida International University

CORPORATE INFORMATION

COMMON STOCK
NASDAQ Symbols
Common Stock                                           BNHN
Class A Common Stock                            BNHNA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
333 SE 2nd Avenue
Suite 3600
Miami, Florida 33131

10-K REPORT AVAILABILITY
A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.benihana.com or can be obtained by writing us at:
8685 NW 53rd Terrace
Miami, Florida 33166

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS
8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

COMMON STOCK INFORMATION

Our common stock and Class A common stock are traded on the NASDAQ Global Select Market. There were 380 holders of record of our common stock and 389 holders of record of the Class A common stock at March 27, 2011.

The table below sets forth high and low prices for our common stock and Class A common stock for the periods indicated. The high and low prices have been adjusted as if the stock dividend had been in existence for the fiscal periods presented.

	Fiscal Year Ended
	March 27, 2011		March 28, 2010
COMMON STOCK	High	Low	High	Low

1st Quarter	$7.02	$5.58	$7.77	$2.44
2nd Quarter	8.12	6.42	9.00	6.09
3rd Quarter	8.47	7.57	6.91	3.50
4th Quarter	9.30	7.97	6.59	4.04

	Fiscal Year Ended
	March 27, 2011		March 28, 2010
CLASS A COMMON STOCK	High	Low	High	Low

1st Quarter	$6.86	$5.02	$7.50	$2.51
2nd Quarter	8.15	6.17	8.25	5.40
3rd Quarter	8.43	7.67	5.81	3.08
4th Quarter	9.39	8.00	6.19	3.76

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

COMMON STOCK INFORMATION

Set forth below is a comparison of the five-year cumulative total return among our common stock, the NASDAQ Composite Index and the SIC Code Index for SIC Code 5812 (Retail – Eating Places), in each case assuming that $100 was invested on the last day of the fiscal year ended March 26, 2006. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG
BENIHANA INC. COMMON STOCK, NASDAQ COMPOSIT INDEX AND SIC
CODE INDEX

	2006	2007	2008	2009	2010	2011
Benihana, Inc.	$100.00	$103.32	$59.50	$14.90	$32.85	$43.35
NASDAQ Composite Index	$100.00	$103.72	$96.45	$66.54	$104.09	$120.31
Sic Code Index	$100.00	$109.78	$109.13	$95.10	$128.11	$142.99

CLASS A COMMON STOCK INFORMATION

Set forth below is a comparison of the five-year cumulative total return among our Class A common stock, the NASDAQ Composite Index and the SIC Code Index for SIC Code 5812, in each case assuming that $100 was invested on the last day of the fiscal year ended March 26, 2006. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG
BENIHANA INC. CLASS A COMMON STOCK, NASDAQ COMPOSIT INDEX
AND SIC CODE INDEX

	2006	2007	2008	2009	2010	2011
Benihana, Inc. A	$100.00	$104.28	$59.02	$14.29	$29.98	$43.85
NASDAQ Composite Index	$100.00	$103.72	$96.45	$66.54	$104.09	$120.31
Sic Code Index	$100.00	$109.78	$109.13	$95.10	$128.11	$142.99