Form 10-K, Exhibit 13
period 2012-04-01
BENIHANA INC
filed 2012-06-15
CIK 935226

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

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. Fiscal year 2012 consisted of 53 weeks and all other fiscal years presented consisted of 52 weeks.

	Fiscal Year Ended
	April 1,	March 27,	March 28,	March 29,	March 30,
(in thousands except per share data)	2012	2011	2010	2009	2008
	(53 weeks)
CONSOLIDATED STATEMENTS OF EARNINGS DATA:
Revenues	$352,077	$327,640	$313,524	$305,607	$296,946
Cost of food and beverage sales	87,144	79,810	74,759	72,646	69,727
Restaurant operating expenses	222,576	209,416	208,486	196,469	185,583
Restaurant opening costs	-	8	1,045	2,165	3,440
General and administrative expenses	35,200	36,373	24,625	22,742	20,608
Impairment charges	2,625	-	12,347	21,505	-
Interest (expense) income, net	(448)	(1,368)	(2,020)	(848)	270
Income (loss) before income taxes	4,084	665	(9,758)	(10,768)	17,858
Income tax provision (benefit)	87	(670)	(815)	(5,703)	5,065
Net income (loss)	3,997	1,335	(8,943)	(5,065)	12,793
Basic earnings (loss) per share	$0.21	$0.02	$(0.65)	$(0.40)	$0.77
Diluted earnings (loss) per share	$0.21	$0.02	$(0.65)	$(0.40)	$0.75

CONSOLIDATED BALANCE SHEETS DATA:
Total assets	$229,423	$220,882	$234,090	$257,127	$241,654
Long-term debt including current maturities	-	5,689	22,410	33,351	17,422
Convertible preferred stock	-	19,710	19,623	19,536	19,449
Stockholders’ equity	170,804	146,723	143,716	152,437	157,616

OTHER FINANCIAL DATA:
Capital expenditures, net of insurance proceeds	$10,122	$8,053	$17,000	$46,809	$55,136

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Management’s discussion and analysis below should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

Overview

Recent Development – Merger Agreement

On May 22, 2012, we entered into an Agreement and Plan of Merger with Safflower Holdings Corp. and Safflower Acquisition Corp. Under the terms of the agreement, approved by Benihana’s Board of Directors, if the merger is consummated, each outstanding share of Benihana's Common Stock will be converted into the right to receive $16.30 per share in cash. The consummation of the merger is subject to customary closing conditions, including the approval of Benihana’s stockholders and regulatory clearance. Safflower Holdings Corp. is owned by funds advised by Angelo, Gordon & Co, L.P.

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

During fiscal year 2010, we launched our Benihana Teppanyaki Renewal Program (“Renewal Program”). The Renewal Program focuses on improving guest experiences as they relate to value, image, quality, consistency and Japanese culture. We have elevated the quality of food and beverages in our Benihana teppanyaki restaurants. These improvements were designed to restore the quality of products to those historically offered and included upgrading the quality of tenderloin, chicken, scallops and shrimp. Food costs have been better maintained by reducing the number of inventory items and consolidating purchasing activities, distributing managed order guides and strengthening inventory management controls. Service standards were improved through extensive staff training and re-engineering the roles and responsibilities of both the restaurant general manager and regional manager. Incentive compensation plans were put in place to insure successful execution of these strategies, enhance staff productivity and improve guest satisfaction. Labor scheduling tools were implemented to improve labor management at the restaurants. In addition, the concept’s marketing and public relations activities have been substantially improved. These combined efforts are focused on increasing guest frequency, creating greater mindshare and ultimately bolstering restaurant sales at our flagship brand. As part of the Renewal Program, we launched a new menu in an effort to improve the food quality and variety. Additionally, cooking methods have been modified to enhance the flavor of our entrees. Other enhancements to the dining experience include table top presentation, steps of service, red linen napkins, an enhanced focus on beverage offerings, including temperature controlled wine storage and standardized dress attire for all Benihana teppanyaki chefs and restaurant staff. We have worked at select restaurants to maximize visibility with signage, including lighting the blue roofs where appropriate, and have identified opportunities for additional seating. The Renewal Program also addressed deferred maintenance at our restaurants as well as improvements to and retraining on our health and sanitation procedures. We made changes to the dining experience so that we will not only continue to honor one of the world’s oldest cultures, but also solidify the concept’s reputation as being a celebration of Japanese heritage. We hired an Executive Culinary Advisor, Hiroyuki Sakai, who is working with our Executive Chef and seven regional chefs.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Additionally, we launched several initiatives which are designed to create greater awareness for the concept and strengthen guest connectivity. In April 2009, we initiated “The Chef’s Table” marketing program, an email database which is being utilized for value-based promotions and building brand loyalty, which entitles the guest to a $30 certificate to be used towards their meal at our restaurant during the month of the guest’s birthday. Beginning in December 2010, we limited the use of the certificates to Monday through Thursday in order to drive week-day traffic to the restaurants. The database is currently comprised of approximately 2.0 million addresses. “The Children’s Club” program, launched in September 2009, now called “Kabuki Kids” with approximately 280,000 participants, addresses this very important guest constituency, as children are often the prime drivers in bringing families to Benihana. “Kabuki Kids” members are entitled to a birthday mug when they visit a restaurant during the month of their birthday.

As a result of commodities pressures, in April 2011, we increased prices at our Benihana restaurants for the first time since the implementation of the Renewal Program. The resulting impact was an increase in certain menu items of 2.0% and a decrease in the Chef’s Specials discount. We evaluate our pricing and discounting policies on an ongoing basis in an effort to balance the impact of commodity costs with guest value perceptions.

These Renewal Program culinary and operational improvements through fiscal year 2011 were extremely successful in improving the overall guest experience and driving increased guest traffic. In fact, for the 2011 calendar year, Benihana was number one in the prestigious Knapp-Track comparable sales survey rankings among all casual dining restaurants.

Fiscal year 2012 saw continued incremental improvements for various Renewal Program initiatives, including a focus on sharing best practice lessons across all three concepts. For example, a lounge menu has been developed for Benihana in part by incorporating successful appetizer and bar menu items from RA Sushi and Haru.

The RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a fun-filled, high-energy environment. RA Sushi caters to a younger demographic, and we believe that it is highly suitable for a variety of real estate options, including “life-style” centers, shopping centers and malls, as well as areas with a nightlife component. RA Sushi’s beverage sales represent approximately 30% of restaurant sales. The RA Sushi restaurants are less expensive to build than our other two concepts and offer us an additional growth vehicle that we believe can succeed in various types of markets. In December 2010, we implemented a price increase across all RA Sushi restaurants in response to cost pressures. The result was an increase in certain menu items of 3.3% and a reduction to the happy hour discounts of 2.8%. In March 2011, RA Sushi launched ”The Hook Up,” a guest program that emails a complimentary $20 gift certificate to be used in the month of the guest’s half-birthday and has approximately 310,000 members. Beginning in fiscal year 2012, we have implemented a review of the RA Sushi business in order to identify operational improvements, including applying lessons learned from the Renewal Program that may be applicable to the RA Sushi concept.

Our Haru concept features an extensive menu of traditional Japanese and Japanese fusion dishes in a modern, urban atmosphere. We believe that the Haru concept is well suited for densely populated cities with nearby shopping, office and tourist areas. The Haru concept generates significant sales volumes from take-out and delivery. Approximately 33% of our Haru New York, NY locations’ revenues are derived from delivery and takeout sales. In March 2011, we increased menu prices. As a result, our food prices increased 1.1% and beverage prices increased 3.0%. Also in March 2011, Haru launched a guest program, “Access,” which has approximately 45,000 members who are provided with exclusive monthly offers and, beginning in January 2012, a $20 gift certificate to be used in the month of the guest’s birthday.

The following table reflects changes in restaurant count by concept during the fiscal years ended March 27, 2011 and April 1, 2012:

	Teppanyaki	RA Sushi	Haru	Total
Restaurant count, March 28, 2010	63	25	9	97
Openings	-	-	-	-
Restaurant count, March 27, 2011	63	25	9	97
Closings	(1)	-	(1)	(2)
Restaurant count, April 1, 2012	62	25	8	95

Summary of results

Summary highlights of our fiscal year 2012 as compared to the previous fiscal year are as follows:

●	twentieth consecutive year with total sales increases;

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

●	ninth consecutive quarter and twenty-seventh consecutive period of comparable restaurant sales increases;
●	Benihana teppanyaki number one brand in comparable restaurant sales increases for calendar year 2011 in Knapp-Track survey;
●	eliminated our dual-class common stock structure by reclassifying each share of Class A common stock into one share of common stock; and
●	authorized our first two quarterly dividends, each at $0.08 per common share.

Total revenues increased 7.5%, or $24.4 million, to $352.1 million from $327.6 million during fiscal year 2012 as compared to the same period last year. Net income increased $2.7 million during fiscal year 2012 to $4.0 million. Basic and diluted earnings per common share are each $0.21 for fiscal year 2012 compared $0.02 for fiscal year 2011. Basic weighted average shares outstanding were 17.2 million and 15.6 million as of April 1, 2012 and March 27, 2011, respectively. Fiscal year 2012 consisted of 53 weeks and fiscal year 2011 consisted of 52 weeks.

Results for the fiscal year ended April 1, 2012 showed an increase in traffic in response to both a stabilizing economy and our continued marketing and promotional efforts to drive brand awareness. In response to the ongoing macroeconomic and industry challenges, we successfully managed restaurant-level controllable expenses helping to bring the revenue increases to the bottom line.

Outlook

We believe the success and momentum generated by the Renewal Program (including nine consecutive quarters and 27 consecutive periods of comparable sales growth through 2012 fiscal year end) has positioned us to once again focus on new unit growth. We recently filled the Senior Director of Real Estate position and are actively pursuing site selection and acquisition utilizing strategic guidelines developed with the assistance of a well-known third-party consultant. The work of this consultant confirmed significant new unit growth opportunities for all three concepts, although we expect our initial efforts will be focused on Benihana and RA Sushi, given the higher expected investment costs for Haru’s urban-centric model. When we resume the expansion of our restaurant concepts, our financial results will be impacted by the ratio of newer restaurants to more established restaurants since sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies.

We are also focusing our efforts on continued brand awareness at all three of our concepts. During late fiscal year 2012, we produced a Benihana commercial which was initially shown on a variety of online and social media channels during the fourth quarter. During the first quarter of fiscal year 2013, this commercial will be aired on television in select markets as a pilot test. Based on the results of the pilot test, we may choose to expand future television advertising. We have also pilot tested and expect to implement the Open Table reservation system throughout our Benihana restaurants during fiscal year 2013. In addition to facilitating the reservation process, the Open Table system also offers various marketing opportunities to existing and new Benihana guests. At RA Sushi and Haru, we will continue to promote our guest programs, “The Hook up” and “Access,” respectively, to increase brand awareness at these concepts. We are focusing our marketing efforts on these concepts to grow and sustain traffic to the stores.

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

Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Operating costs and expenses are largely dependent on the number of guests that visit our restaurants and the cost of commodities, the number of employees that are necessary to provide high quality service to our guests, rents we pay for our restaurant properties, utilities and other necessary operating costs. Expenses are additionally dependent upon average wage rates, marketing costs and the costs of administering restaurant operations.

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

During fiscal year 2012, we engaged award-winning architect James Wines of SITE to design a Benihana prototype restaurant that projects a modern image while retaining traditional Japanese elements. This new prototype has been designed and engineered to be constructed for a cost of approximately $3 million per unit.

Non-GAAP Measures

We present earnings before interest expense, income taxes and depreciation and amortization expense (EBITDA) in this report which is not a measure defined within accounting principles generally accepted in the United States (“GAAP”). This non-GAAP measure should not be construed as a substitute for or a better indicator of the Company’s performance than the Company’s GAAP measures. We analyze our business performance and trends utilizing EBITDA because we believe it is a common valuation measure used within the restaurant industry. In addition, certain financial covenants and management incentives are based on EBITDA. The presentation of the non-GAAP measure in this report is reconciled to the most directly comparable GAAP measure.

Fiscal Year 2012 compared to Fiscal Year 2011

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended April 1, 2012 and March 27, 2011 (dollar amounts in thousands).

Fiscal Year Ended April 1, 2012 (53 weeks):
	Teppanyaki		RA Sushi		Haru		Total Restaurant		Corporate		Consolidated
Revenues:
Restaurant sales	$236,917	100.0%	$80,907	100.0%	$32,550	100.0%	$350,374	100.0%	$-	-	$350,374
Franchise fees and royalties	-		-		-		-		1,703		1,703
Total revenues	236,917		80,907		32,550		350,374		1,703		352,077	100.0%

Restaurant expenses:
Cost of food and beverage sales	(59,115)	-25.0%	(20,167)	-24.9%	(7,862)	-24.2%	(87,144)	-24.9%	-	-	(87,144)	-
Restaurant operating expenses	(151,002)	-63.7%	(50,517)	-62.4%	(21,057)	-64.7%	(222,576)	-63.5%	-	-	(222,576)	-
Restaurant opening costs	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	-	-	-
Restaurant level operating expenses	(210,117)	-88.7%	(70,684)	-87.4%	(28,919)	-88.8%	(309,720)	-88.4%	-	-	(309,720)	-
Restaurant level operating margin	26,800	11.3%	10,223	12.6%	3,631	11.2%	40,654	11.6%	-	-	40,654	-
Restaurant depreciation and amortization	14,036	5.9%	3,607	4.5%	1,977	6.1%	19,620	5.6%	-	-	19,620	-
Restaurant level EBITDA (1)	40,836	17.2%	13,830	17.1%	5,608	17.2%	60,274	17.2%	-	-	60,274	-
Recurring general and administrative expense excluding depreciation and amortization expense	(1,608)	-0.7%	(2,494)	-3.1%	(784)	-2.4%	(4,886)	-1.4%	(24,138)	-	(29,024)	-8.2%
EBITDA before stock-based compensation (1) and other non-recurring general and administrative expenses	39,228	16.6%	11,336	14.0%	4,824	14.8%	55,388	15.8%	(22,435)		32,953	9.4%
Stock-based compensation	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(2,753)	-	(2,753)	-0.8%
Non-recurring general and administrative expenses, excluding depreciation and amortization expense	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(3,105)	-	(3,105)	-0.9%
EBITDA (1)	39,228	16.6%	11,336	14.0%	4,824	14.8%	55,388	15.8%	(28,293)	-	27,095	7.7%
Depreciation and amortization expense	(14,037)	-5.9%	(3,642)	-4.5%	(1,979)	-6.1%	(19,658)	-5.6%	(280)	-	(19,938)	-5.7%
Impairment charges	(2,600)	-1.1%	-	0.0%	(25)	-0.1%	(2,625)	-0.7%	-	-	(2,625)	-0.7%
Income (loss) from operations	$22,591	9.5%	$7,694	9.5%	$2,820	8.7%	$33,105	9.4%	$(28,573)	-	$4,532	1.3%

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Fiscal Year Ended March 27, 2011 (52 weeks):
	Teppanyaki		RA Sushi		Haru		Total Restaurant		Corporate		Consolidated
Revenues:
Restaurant sales	$216,819	100.0%	$76,544	100.0%	$32,558	100.0%	$325,921	100.0%	$-	-	$325,921
Franchise fees and royalties	-		-		-		-		1,719		1,719
Total revenues	216,819		76,544		32,558		325,921		1,719		327,640	100.0%

Restaurant expenses:
Cost of food and beverage sales	(52,861)	-24.4%	(19,259)	-25.2%	(7,690)	-23.6%	(79,810)	-24.5%	-	-	(79,810)	-
Restaurant operating expenses	(140,562)	-64.8%	(48,054)	-62.8%	(20,800)	-63.9%	(209,416)	-64.3%	-	-	(209,416)	-
Restaurant opening costs	-	-	(8)	0.0%	-	-	(8)	0.0%	-	-	(8)	-
Restaurant level operating expenses	(193,423)	-89.2%	(67,321)	-88.0%	(28,490)	-87.5%	(289,234)	-88.7%	-	-	(289,234)	-
Restaurant level operating margin	23,396	10.8%	9,223	12.0%	4,068	12.5%	36,687	11.3%	-	-	36,687	-
Restaurant depreciation and amortization	14,004	6.5%	3,658	4.8%	1,970	6.1%	19,632	6.0%	-	-	19,632	-
Restaurant level EBITDA (1)	37,400	17.2%	12,881	16.8%	6,038	18.5%	56,319	17.3%	-	-	56,319	-
Recurring general and administrative expense excluding depreciation and amortization expense	(2,021)	-0.9%	(2,642)	-3.5%	(862)	-2.6%	(5,525)	-1.7%	(20,830)	-	(26,355)	-8.0%
EBITDA before stock-based compensation (1) and other non-recurring general and administrative expenses	35,379	16.3%	10,239	13.4%	5,176	15.9%	50,794	15.6%	(19,111)		31,683	9.7%
Stock-based compensation	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(2,701)	-	(2,701)	-0.8%
Non-recurring general and administrative expenses, excluding depreciation and amortization expense	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(5,347)	-	(5,347)	-1.6%
EBITDA (1)	35,379	16.3%	10,239	13.4%	5,176	15.9%	50,794	15.6%	(27,159)	-	23,635	7.2%
Depreciation and amortization expense (2)	(14,004)	-6.5%	(3,658)	-4.8%	(1,970)	-6.1%	(19,632)	-6.0%	(1,970)	-	(21,602)	-6.6%
Income (loss) from operations	$21,375	9.9%	$6,581	8.6%	$3,206	9.8%	$31,162	9.6%	$(29,129)	-	$2,033	0.6%

(1) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization expense and impairment charges. See “Non-GAAP Measures” above for more information about this non-GAAP measure, its limitations and why we present EBITDA alongside the most directly comparable GAAP measure.
(2) Includes non-recurring depreciation of $1.4 million related to the transition away from our ERP system in connection with the outsourcing of our accounting and payroll function.

In the aggregate, income from operations increased $2.5 million, resulting in income from operations of $4.5 million for the fiscal year ended April 1, 2012 when compared to the prior fiscal year. By concept, income from operations increased $1.2 million at Benihana teppanyaki and $1.1 million at RA Sushi and decreased $0.4 million at Haru. Additionally, corporate expenses (net of franchise fees and royalties, which were essentially flat year over year) decreased by $0.6 million. These changes in income from operations when compared to the prior fiscal year are due to changes in revenues and operating expenses as further discussed under the headings “Revenues” and “Operating costs and expenses” below.

Revenues

The following table summarizes the changes in restaurant sales between the fiscal years ended March 27, 2011 and April 1, 2012 (in thousands):

	Teppanyaki	RA Sushi	Haru	Total
Restaurant sales during fiscal year ended March 27, 2011	$216,819	$76,544	$32,558	$325,921
Increase in comparable sales	16,522	2,651	266	19,439
Decrease from closed restaurants	(386)	-	(912)	(1,298)
Decrease from temporary closures, net	(909)	-	-	(909)
Impact of 53rd week for fiscal year	4,871	1,712	638	7,221
Restaurant sales during fiscal year ended April 1, 2012	$236,917	$80,907	$32,550	$350,374

Total revenues increased 7.5% in fiscal year 2012 when compared to fiscal year 2011, and restaurant sales increased $24.5 million in fiscal year 2012 when compared to fiscal year 2011. The increase in restaurant sales was mainly attributable to an increase in sales from restaurants opened longer than one year of $19.4 million as well as sales from the incremental 53rd week of $7.2 million, offset by a decrease in sales of $2.2 million for permanently and temporarily closed restaurants. As discussed below, the comparable store sale increases are driven by an increase in guest counts at all concepts from the prior fiscal year.

The following table summarizes comparable restaurant sales by concept and the percentage changes between fiscal years 2012 and 2011 (dollar amounts in thousands). Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

	Fiscal Year Ended		Percentage
			change from
Comparable restaurant sales by concept:	2012	2011	2011
Teppanyaki	$231,524	$215,002	7.7%
RA Sushi	79,197	76,546	3.5%
Haru	31,912	31,646	0.8%
Total comparable restaurant sales	$342,633	$323,194	6.0%

Benihana - Sales for the Benihana teppanyaki restaurants increased $20.1 million, or 9.3%, in fiscal year 2012 compared to fiscal year 2011. The increase is attributable to an increase in sales from restaurants opened longer than one year of $16.5 million and an increase in sales from the incremental 53rd week of $4.9 million, offset by lost sales attributable to the permanent restaurant closure of our Cincinnati, OH (II) location totaling $0.4 million and temporary closures of $0.9 million. Total comparable restaurant sales for Benihana teppanyaki restaurants opened longer than one year increased 7.7% due primarily to an increase of 6.3% in dine-in guest counts and a 1.0% increase in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $27.52 in fiscal year 2012 compared to $27.24 in fiscal year 2011. Take-out sales currently comprise 2.0% of restaurant sales and increased 20% from prior year.

RA Sushi - Sales for the RA Sushi restaurants increased $4.4 million, or 5.7%, in fiscal year 2012 compared to fiscal year 2011. The increase is attributable to sales from restaurants opened longer than one year of $2.7 million and an increase in sales from the incremental 53rd week of $1.7 million. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year increased 3.5% due primarily to an increase of 1.6% in guest counts and an increase of 1.9% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $21.41 in fiscal year 2012 compared to $21.01 in fiscal year 2011.

Haru - Sales for the Haru restaurants were flat in fiscal year 2012 compared to fiscal year 2011. Sales from restaurants opened longer than one year increased $0.3 million from the prior year, and sales attributable to the incremental 53rd week were $0.6 million. Sales also decreased $0.9 million from the prior year due to the permanent closure of our Philadelphia, PA location. Total comparable restaurant sales for Haru restaurants opened longer than one year increased 0.8%. Comparable dine-in sales, which comprised 67% percent of restaurant sales, were flat compared to the prior year. Both the dine-in guest counts and average per person dine-in guest check were relatively flat with the average comparable per person dine-in guest check amount at $30.84 in fiscal year 2012 compared to $30.91 in fiscal year 2011. Take-out sales, which comprised 33% of restaurant sales, were flat compared to fiscal year 2011.

Franchise fees and royalties - Franchise fees and royalties were flat during fiscal year 2012 as compared to fiscal year 2011 as the impact of comparable sales increases and a new unit opening in Argentina during fiscal year 2011 was offset by the impact of four unit closures in Texas, New Jersey and Peru during fiscal year 2012.

Operating costs and expenses

Cost of food and beverage sales - The consolidated cost of food and beverage sales for the current fiscal year increased $7.3 million and 0.4% when expressed as a percentage of restaurant sales during fiscal year 2012, as compared to the prior fiscal year. The increase is reflective of the increase in commodities pricing that was not able to be recovered with the menu price increases and the shallowing of discounts implemented during the fiscal year.

Restaurant operating expenses - In the aggregate, consolidated restaurant operating expenses increased $13.2 million but decreased 0.8% when expressed as a percentage of restaurant sales during fiscal year 2012 as compared to fiscal year 2011 due to improved labor efficiencies, primarily related to overtime management, fixed cost leverage on higher sales volumes and reduced depreciation due primarily to certain prior year retirements, partially offset by increased occupancy costs and marketing costs incurred to produce a commercial and air it on numerous online venues in late fiscal year 2012.

Restaurant opening costs - Restaurant opening costs were not significant in either fiscal year 2012 or 2011.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

General and administrative costs - General and administrative costs decreased $1.2 million and 1.1% when expressed as a percentage of sales in fiscal year 2012 as compared to the prior fiscal year. General and administrative expense for the periods was comprised of the following (in thousands):

	Fiscal Year Ended
	April 1,	March 27,
	2012	2011

Recurring general and administrative expense, excluding depreciation and amortization expense	$29,024	$26,355
Depreciation and amortization expense included in general and administrative expense*	318	1,970
Total recurring general and administrative expense	29,342	28,325
Stock-based compensation	2,753	2,701
Non-recurring general and administrative expense:
Special shareholders’ meetings	1,959	-
Review of strategic alternatives	1,146	1,479
Operational and financial consulting	-	2,026
Accounting and payroll outsource implementation	-	568
Annual shareholders’ meeting proxy contest	-	896
Executive severance costs	-	219
Abandoned projects	-	159
Total non-recurring general and administrative expense	3,105	5,347
Total general and administrative expense	$35,200	$36,373

*The fiscal year 2011 amount includes non-recurring depreciation of approximately $1.4 million related to the transition away from our ERP system in connection with the outsourcing of our accounting and payroll function.

Recurring general and administrative costs, excluding depreciation and amortization, increased $2.7 million and 0.2% when expressed as a percentage of total revenues in fiscal year 2012 compared to fiscal 2011. The dollar increase was due primarily to higher legal and professional fees, particularly as associated with the California and New York wage and hour litigation, including a settlement amount accrued during fiscal year 2012 related to one of the California cases, as discussed in Note 17, Commitment and Contingencies, of the consolidated financial statements.

Non-recurring general and administrative expenses, excluding depreciation and amortization expense, decreased $2.2 million or 0.8% when expressed as a percent of total revenue. Non-recurring expense of $3.1 million for fiscal year 2012 consisted of approximately $2.0 million related to costs associated with the special stockholders’ meetings and $1.1 million related to the Board’s assessment of strategic alternatives, including a potential sale of the Company. Non-recurring expenses of $5.3 million for fiscal year 2011 consisted of $1.5 million incurred in conjunction with the Board’s previous assessment of strategic alternatives, including a possible sale of the Company, $2.0 million related to various financial and operational consulting agreements, including the special committee of the board formed to explore strategic alternatives for the Company, $0.6 million of costs incurred in conjunction with the execution of our accounting and payroll function outsourcing agreement, $0.9 million of costs incurred to respond to and ultimately settle the proxy contest in connection with our 2010 Annual Shareholders’ Meeting, $0.2 million of severance associated with the resignation of our former Chief Financial Officer and the write-off of abandoned projects of approximately $0.2 million. The 2011 evaluation of strategic alternatives, including the potential sale of the Company was terminated in May 2011.

Impairment charges – During fiscal year 2012, we recorded impairment charges of $2.6 million ($2.4 million after-tax) to write-down a certain restaurant’s property and equipment to estimated fair value. See Note 12, Impairment Charges, of the consolidated financial statements. No such charges were recorded during fiscal year 2011.

Interest (expense) income, net - Interest expense, net decreased in fiscal year 2012, when compared to the prior year, as a result of lower average borrowings during the current period. Furthermore, the prior year includes interest income from the reversal of interest previously accrued in connection with certain litigation in which we subsequently prevailed.

Income tax provision - Our effective tax rate was 2.1% for fiscal year 2012 compared to (100.8%) for fiscal year 2012. The effective tax rate for fiscal year 2012 was impacted primarily by the impact of relatively consistent tax credits with an increase in taxable income as compared to the prior year.

Fiscal Year 2011 compared to Fiscal Year 2010

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended March 27, 2011 and March 28, 2010 (dollar amounts in thousands).

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Fiscal Year Ended March 27, 2011 (52 weeks):
	Teppanyaki		RA Sushi		Haru		Total Restaurant		Corporate		Consolidated
Revenues:
Restaurant sales	$216,819	100.0%	$76,544	100.0%	$32,558	100.0%	$325,921	100.0%	$-	-	$325,921
Franchise fees and royalties	-		-		-		-		1,719		1,719
Total revenues	216,819		76,544		32,558		325,921		1,719		327,640	100.0%

Restaurant expenses:
Cost of food and beverage sales	(52,861)	-24.4%	(19,259)	-25.2%	(7,690)	-23.6%	(79,810)	-24.5%	-	-	(79,810)	-
Restaurant operating expenses	(140,562)	-64.8%	(48,054)	-62.8%	(20,800)	-63.9%	(209,416)	-64.3%	-	-	(209,416)	-
Restaurant opening costs	-	-	(8)	0.0%	-	-	(8)	0.0%	-	-	(8)	-
Restaurant level operating expenses	(193,423)	-89.2%	(67,321)	-88.0%	(28,490)	-87.5%	(289,234)	-88.7%	-	-	(289,234)	-
Restaurant level operating margin	23,396	10.8%	9,223	12.0%	4,068	12.5%	36,687	11.3%	-	-	36,687	-
Restaurant depreciation and amortization	14,004	6.5%	3,658	4.8%	1,970	6.1%	19,632	6.0%	-	-	19,632	-
Restaurant level EBITDA (1)	37,400	17.2%	12,881	16.8%	6,038	18.5%	56,319	17.3%	-	-	56,319	-
Recurring general and administrative expense excluding depreciation and amortization expense	(2,021)	-0.9%	(2,642)	-3.5%	(862)	-2.6%	(5,525)	-1.7%	(20,830)	-	(26,355)	-8.0%
EBITDA before stock-based compensation (1) and other non-recurring general and administrative expenses	35,379	16.3%	10,239	13.4%	5,176	15.9%	50,794	15.6%	(19,111)		31,683	9.7%
Stock-based compensation	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(2,701)	-	(2,701)	-0.8%
Non-recurring general and administrative expenses, excluding depreciation and amortization expense	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(5,347)	-	(5,347)	-1.6%
EBITDA (1)	35,379	16.3%	10,239	13.4%	5,176	15.9%	50,794	15.6%	(27,159)	-	23,635	7.2%
Depreciation and amortization expense (2)	(14,004)	-6.5%	(3,658)	-4.8%	(1,970)	-6.1%	(19,632)	-6.0%	(1,970)	-	(21,602)	-6.6%
Income (loss) from operations	$21,375	9.9%	$6,581	8.6%	$3,206	9.8%	$31,162	9.6%	$(29,129)	-	$2,033	0.6%

Fiscal Year Ended March 28, 2010 (52 weeks):
	Teppanyaki		RA Sushi		Haru				Corporate		Consolidated
Revenues:
Restaurant sales	$205,638	100.0%	$73,484	100.0%	$32,675	100.0%	$311,797	100.0%	$-	-	$311,797
Franchise fees and royalties	-		-		-		-		1,727		1,727
Total revenues	205,638		73,484		32,675		311,797		1,727		313,524	100.0%

Restaurant expenses:
Cost of food and beverage sales	(48,645)	-23.7%	(18,824)	-25.6%	(7,290)	-22.3%	(74,759)	-24.0%	-	-	(74,759)	-
Restaurant operating expenses	(140,830)	-68.5%	(47,153)	-64.2%	(20,503)	-62.7%	(208,486)	-66.9%	-	-	(208,486)	-
Restaurant opening costs	(185)	-0.1%	(860)	-1.2%	-	0.0%	(1,045)	-0.3%	-	-	(1,045)	-
Restaurant level operating expenses	(189,660)	-92.2%	(66,837)	-91.0%	(27,793)	-85.1%	(284,290)	-91.2%	-	-	(284,290)	-
Restaurant level operating margin	15,978	7.8%	6,647	9.0%	4,882	14.9%	27,507	8.8%	-	-	27,507	-
Restaurant depreciation and amortization	13,600	6.6%	3,444	4.7%	2,079	6.4%	19,123	6.1%	-	-	19,123	-
Restaurant level EBITDA (1)	29,578	14.4%	10,091	13.7%	6,961	21.3%	46,630	15.0%	-	-	46,630	-
Recurring general and administrative expense excluding depreciation and amortization expense	(2,975)	-1.4%	(2,715)	-3.7%	(923)	-2.8%	(6,613)	-2.1%	(15,528)	-	(22,141)	-7.1%
EBITDA before stock-based compensation (1) and other non-recurring general and administrative expenses	26,603	12.9%	7,376	10.0%	6,038	18.5%	40,017	12.8%	(13,801)		26,216	8.4%
Stock-based compensation	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(450)	-	(450)	-0.1%
Non-recurring general and administrative expenses,		0.0%		0.0%		0.0%		0.0%
excluding depreciation and amortization expense	-	0.0%	-	0.0%	-	0.0%	-	0.0%	(1,072)	-	(1,072)	-0.3%
EBITDA (1)	26,603	12.9%	7,376	10.0%	6,038	18.5%	40,017	12.8%	(15,323)	-	24,694	7.9%
Depreciation and amortization expense	(13,600)	-6.6%	(3,444)	-4.7%	(2,079)	-6.4%	(19,123)	-6.1%	(962)	-	(20,085)	-6.4%
Impairment charges	(11,796)	-5.7%	(256)	-0.3%	(295)	-0.9%	(12,347)	-4.0%	-	-	(12,347)	-3.9%
Income (loss) from operations	$1,207	0.6%	$3,676	5.0%	$3,664	11.2%	$8,547	2.7%	$(16,285)	-	$(7,738)	-2.5%

(1) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization expense and impairment charges. See “Non-GAAP Measures” above for more information about this non-GAAP measure, its limitations and why we present EBITDA alongside the most directly comparable GAAP measure.
(2) Includes non-recurring depreciation of $1.4 million related to the transition away from our ERP system in connection with the outsourcing of our accounting and payroll function.

In the aggregate, income from operations increased $9.8 million, resulting in income from operations of $2.0 million for the fiscal year ended March 27, 2011 when compared to the prior fiscal year. By concept, income from operations increased $20.2 million at Benihana teppanyaki, increased $2.9 million at RA Sushi and decreased $0.5 million at Haru. Additionally, corporate expenses (net of franchise fees and royalties, which were essentially flat year over year) increased $12.8 million. These changes in income (loss) from operations when compared to the prior fiscal year are due to changes in revenues and operating expenses as further discussed under the headings “Revenues” and “Operating costs and expenses” below.

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

Total revenues increased 4.5% in fiscal year 2011 when compared to fiscal year 2010, and restaurant sales increased $14.1 million in fiscal year 2011 when compared to fiscal year 2010. The increase in restaurant sales was mainly attributable to an increase in sales from restaurants opened longer than one year of $12.9 million and sales from new restaurants of $3.8 million, offset by a decrease in sales of $2.1 million for permanently closed restaurants. Although we experienced a decrease in certain concepts’ comparable guest counts as discussed below, we experienced an overall increase in guest counts from the prior year.

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

	Fiscal Year Ended		Percentage
			change from
Comparable restaurant sales by concept:	2011	2010	2010
Teppanyaki	$215,922	$203,082	6.3%
RA Sushi	73,675	73,484	0.3%
Haru	32,558	32,675	-0.4%
Total comparable restaurant sales	$322,155	$309,241	4.2%

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

Restaurant opening costs - Restaurant opening costs were not significant in fiscal year 2011 and were $1.0 million in fiscal year 2010 related to the opening of one Benihana teppanyaki and three RA Sushi restaurants.

General and administrative costs - General and administrative costs increased $11.7 million and 3.3% when expressed as a percentage of sales in fiscal year 2011 as compared to the prior fiscal year. General and administrative expense for the periods was comprised of the following (in thousands):

	Fiscal Year Ended
	March 27,	March 28,
	2011	2010
Recurring general and administrative expense, excluding depreciation and amortization expense	$26,355	$22,141
Depreciation and amortization expense included in general and administrative expense*	1,970	962
Total recurring general and administrative expense	28,325	23,103
Stock-based compensation	2,701	450
Non-recurring general and administrative expense:
Review of strategic alternatives	1,479	-
Operational and financial consulting	2,026	570
Accounting and payroll outsource implementation	568	-
Annual shareholders’ meeting proxy contest	896	-
Executive severance costs	219	502
Abandoned projects	159	-
Total non-recurring general and administrative expense	5,347	1,072
Total general and administrative expense	$36,373	$24,625

*The fiscal year 2011 amount includes non-recurring depreciation of approximately $1.4 million related to the transition away from our ERP system in connection with the outsourcing of our accounting and payroll function.

Recurring general and administrative costs, excluding depreciation and amortization, increased $4.5 million and 1.1% when expressed as a percentage of total revenues in fiscal year 2011 compared to fiscal 2010. The dollar increase was due primarily to increased payments made in consideration for services provided by our interim Chief Financial Officer of $1.1 million, increased corporate salaries totaling $0.9 million as a result of changes in our Benihana teppanyaki corporate operations and changes in our regional manager and regional chef structure with related changes in roles and responsibilities as well as additional expense recorded for our general claims liability of approximately $0.3 million. We also incurred an additional $1.2 million in legal fees with respect to various legal items (see Note 17, Commitments and Contingencies, of the consolidated financial statements).

In fiscal year 2011, we incurred an additional $2.3 million related to stock based compensation in connection with the directors’ stock option grants and restricted share awards granted to certain executives pursuant to their employment agreements.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Non-recurring general and administrative expenses, excluding depreciation and amortization expense, decreased $4.3 million or 1.3% when expressed as a percent of total revenue. Non-recurring expenses of $5.3 million for fiscal year 2011 consisted of $1.5 million incurred in conjunction with the Board’s assessment of strategic alternatives, including a possible sale of the Company, $2.0 million related to various financial and operational consulting agreements, including the special committee of the board formed to explore strategic alternatives for the Company, $0.6 million of costs incurred in conjunction with the execution of our accounting and payroll function outsourcing agreement, $0.9 million of costs incurred to respond to and ultimately settle the proxy contest in connection with our 2010 Annual Shareholders’ Meeting, $0.2 million of severance associated with the resignation of our former Chief Financial Officer and the write-off of abandoned projects of approximately $0.2 million. The 2011 evaluation of strategic alternatives, including the potential sale of the Company was terminated in May 2011. Non-recurring expense of $1.1 million for fiscal year 2010 consisted of approximately $0.6 million related to various financial and operational consulting agreements, including the special committee of the board formed to explore strategic alternatives for the Company and $0.5 million of severance associated with the resignations of former executives.

Impairment charges – During fiscal year 2010, we recorded impairment charges of $12.3 million, comprised of $11.1 million associated with goodwill and $1.2 million ($0.7 million after-tax) to write-down certain restaurants’ property and equipment to estimated fair value (see Note 12, Impairment Charges, of the consolidated financial statements). No such charges were recorded during the year ended March 27, 2011.

Interest (expense) income, net - Interest expense decreased $0.7 million in fiscal year 2011 when compared to fiscal year 2010. This decrease is a result of a lower outstanding borrowings balance during fiscal year 2011 compared to fiscal year 2010 as well as the reversal of interest previously accrued in connection with the minority stockholder litigation (see Note 17, Commitments and Contingencies, of the consolidated financial statements) for which the Court determined we were not responsible.

Income tax provision - Our effective tax rate was (100.8%) for fiscal year 2011 compared to 8.4% for fiscal year 2010. The effective tax rate for fiscal year 2011 was impacted primarily by increasing tax credits and a change in the effective state tax rate.

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures. During the three years ended April 1, 2012, cash flow from operations has been sufficient to fund $35.3 million of capital expenditures and increase our net cash position (cash and cash equivalents less amounts outstanding on the line of credit) by $50.1 million.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance these items. As a result, many restaurant businesses, including our own, operate with negative working capital. During the current fiscal year ended April 1, 2012, the working capital deficit has decreased by $10.3 million. This decrease is primarily due to an increase in cash, primarily from operations, offset by an increase in current liabilities, including a dividend payable of $1.4 million.

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

At April 1, 2012, we had no borrowings outstanding under the line of credit. Our borrowing capacity under the line of credit is also reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.7 million at April 1, 2012, resulting in an available borrowing balance of $28.3 million. As of April 1, 2012, we were in compliance with the financial and non-financial covenants of the amended and restated agreement governing the line of credit.

Stockholders’ Equity

As more fully discussed in Note 9, Convertible Preferred Stock and Note 10, Stockholders’ Equity, of the consolidated financial statements, during fiscal year 2012, 800,000 shares of Series B preferred stock were converted into 1,582,577 shares of common stock. Additionally, during fiscal year 2012, shareholders approved a proposal to amend and restate the Company’s Certificate of Incorporation, pursuant to which each share of Class A common stock was reclassified into one share of common stock. In connection with the approval of this proposal, the class of Class A common stock was eliminated, and the number of authorized shares of common stock was increased from 12 million to 24 million shares.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Expansion Program

We believe the success and momentum generated by the Renewal Program (including nine consecutive quarters and 27 consecutive periods of comparable sales growth through 2012 fiscal year end) has positioned us to once again focus on new unit growth. We recently filled the Senior Director of Real Estate position and are actively pursuing site selection and acquisition utilizing strategic guidelines developed with the assistance of a well-known third-party consultant. The work of this consultant confirmed significant new unit growth opportunities for all three concepts, although we expect our initial efforts will be focused on Benihana and RA Sushi, given the higher expected investment costs for Haru’s urban-centric model.

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

Litigation

The Company has been named in certain litigation involving wage and hour laws in both California and New York. The current exposure related to the California wage and hour claims is not considered significant as the class was not certified as to the wage and hour claims. The New York cases are currently under review to determine if they will be certified as class actions, and it is not possible to determine a probable outcome at this time. We intend to vigorously defend these claims. Another claim in the California wage and hour case was granted class certification, and we have agreed to a tentative settlement amount of $660,000 based on recent negotiations. This tentative settlement amount and agreed upon insurance recoveries have been recorded as of April 1, 2012, in the consolidated balance sheets.

Subsequent to the May 22, 2012 announcement of our entering into a definitive merger agreement (see Note 2, Merger Agreement, of the consolidated financial statements), three suits have been filed against us, our directors and the acquiring party on behalf of the public stockholders of Benihana Inc. as a class, challenging the proposed merger. The suits allege, among other things, that the acquisition price of $16.30 per common share is inadequate. We intend to vigorously defend these claims.

Cash Obligation to Former Directors and Executives

As further discussed in Note 16, Resignation of Former Directors and Executives, of the consolidated financial statements, we will use our capital resources to fund the remaining $0.8 million cash obligation in connection with the resignation of our former Chairman and Chief Executive Officer during fiscal year 2009, which is included in accrued liabilities and other long-term liabilities in the consolidated balance sheets.

Supply Agreements

We have entered into national supply agreements for the purchase of certain commodities, such as beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Future capital requirements

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. In fiscal year 2012, however, we limited our near-term expansion activities. During fiscal year 2013, we are refocusing on our plans to grow the business and hope to expand the number of new restaurants that will open in fiscal year 2014 and beyond. While we believe we can fund expected levels of new unit development with cash flow from operations, any significant increase in the number of new restaurants we may open may require us to raise additional capital and no assurance can be given that we will be able to do so on terms favorable to us. Our future capital requirements and the adequacy of available funds will depend on many factors, including market acceptance of products, the operating performance of our restaurants, the fluctuations of the national economy, the cost and availability of credit, the availability of acquisitions and the timing and rate of restaurant expansion.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

For fiscal year 2013, we anticipate that our cash flow from operations and line of credit will be sufficient to provide for our projected capital requirements.

Cash Flows

We believe that our cash from operations, existing cash balances and the funds available under the line of credit will provide sufficient capital to fund operations, commitments and contingencies and committed restaurant expansion for at least the next twelve months. The following table summarizes the sources and uses of cash and cash equivalents (in thousands):

	Fiscal Year Ended
	2012	2011	2010
	(53 weeks)	(52 weeks)	(52 weeks)
Net cash provided by operating activities	$33,531	$27,511	$27,608
Net cash used in investing activities	(10,058)	(7,921)	(16,662)
Net cash used in financing activities	(6,867)	(18,110)	(12,279)
Net increase (decrease) in cash and cash equivalents	$16,606	$1,480	$(1,333)

Operating activities

Net cash provided by operating activities totaled $33.5 million, $27.5 million and $27.6 million in fiscal years 2012, 2011 and 2010, respectively. The $6.0 million increase in fiscal year 2012 over fiscal year 2011 is primarily attributable to improved income from operations as well as the relative changes in our working capital balances related to the timing of certain payments.

Investing activities

Capital expenditures were $10.1 million, $8.1 million and $17.2 million during fiscal years 2012, 2011 and 2010, respectively. Capital expenditures during fiscal year 2013 are expected to total approximately $12.6 million but may be increased if we accelerate our expansion and acquisition program. We expect that routine remodel and maintenance capital expenditure for our existing restaurant portfolio will range from $6 million to $8 million annually.

During fiscal year 2010, in connection with the resignation of Joel Schwartz, our former Director, Chairman and Chief Executive Officer, approximately $0.3 million was withdrawn from the deferred compensation plan, and we realized a loss of less than $0.1 million.

Financing activities

We began drawing on our line of credit with Wachovia in fiscal year 2008 to fund the expansion and renovation programs. In fiscal year 2011, we amended and restated the line of credit with Wells Fargo. Refer to “Financial Resources” above for a discussion of the amended terms of our line of credit agreement. During the fiscal year ended April 1, 2012, we borrowed $22.7 million under the line of credit and made $28.4 million in payments. During the fiscal year ended March 27, 2011, we borrowed $104.8 million under the line of credit and made $121.5 million in payments. During the fiscal year ended March 28, 2010, we borrowed $99.9 million and made $110.9 million in payments.

During the fiscal year ended March 27, 2011, we entered into an amended and restated line of credit agreement with Wells Fargo and incurred $0.8 million in debt issuance costs. During the fiscal year ended March 28, 2010, we entered into fourth and fifth amendments to the line of credit and incurred $0.8 million in debt issuance costs in connection with the amendments.

We paid approximately $1.4 million in dividends to our common shareholders during fiscal year 2012.

We paid approximately $0.6 million in dividends on the Series B preferred stock during fiscal year 2012. We paid approximately $1.0 million in dividends on the Series B preferred stock during each of fiscal years 2011 and 2010.

During fiscal years 2012, 2011 and 2010, cash proceeds from stock option exercises were $0.9 million, $0.3 million and $0.6 million, respectively.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Contractual obligations and commitments

The following table summarizes contractual obligations and commitments at April 1, 2012 (in thousands):

	Total	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations (1)	$185,008	$16,360	$16,210	$15,399	$14,953	$13,955	$108,131
Purchase commitments	99,278	36,062	46,741	12,935	1,581	1,383	576
Retirement, severance and consulting cash obligations (2)	788	412	376	-	-	-	-
Unrecognized tax benefits (3)	191	-	-	-	-	-	191
Outsource agreement (4)	5,716	1,673	1,673	1,673	697	-	-
Total	$290,981	$54,507	$65,000	$30,007	$17,231	$15,338	$108,898

(1)
Operating lease obligations do not include certain operating expenses such as contingent rent obligations and common area maintenance. In fiscal year 2012, these charges totaled approximately $5.9 million. See Note 13, Leases, of the consolidated financial statements.

(2)
Represents remaining payments to be made pursuant to an agreement entered into with a former officer of the Company in connection with his resignation in February 2009. See Note 16, Resignation of Former Directors and Executives, of the consolidated financial statements.

(3)
We have $0.2 million of unrecognized tax benefits (including related interest) related to uncertain tax positions recorded as liabilities. As we are uncertain as to if or when these amounts may be settled, the related balance has been reflected in the caption “Thereafter.” See Note 15, Income Taxes, of the consolidated financial statements.

(4)
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

Off-balance sheet arrangements

As of April 1, 2012, we did not have any “off-balance sheet arrangements” as that term is defined in Regulation S-K Item 303(a)(4), other than outstanding letters of credit of $1.7 million.

The impact of inflation

The primary inflationary factors affecting our operations are labor and commodity costs. Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of operating resources, including food and other raw materials, labor and other supplies and services. Other than commodity and labor costs, we do not believe that inflation has had a material effect on sales or expenses during the last three fiscal years. During this time frame, certain of our key commodities, including beef and seafood, have been subject to increasing prices. Our restaurant operations are subject to federal and state minimum wage laws governing matters such as working conditions, overtime and tip credits. Significant numbers of our food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in recent years. To the extent permitted by competition, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. To the extent that price increases cannot be passed along to our guests, those cost increases could negatively impact our financial results.

Quantitative and qualitative disclosures about market risk

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to the London interbank offering rate. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of April 1, 2012.

We had no borrowings outstanding under our line of credit at April 1, 2012. Accordingly, a 100 basis point change in interest rates would have no impact to our interest expense.

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

We purchase commodities such as chicken, beef and seafood for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature, and in our view, the cost of the contracts exceeds the benefits.

We have, however, entered into national supply agreements for the purchase of certain commodities, such as beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

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

Fiscal year 2012 consisted of 53 weeks, while fiscal years 2011 and 2010 consisted of 52 weeks.

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

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or our application of the laws to our business (see Note 15, Income Taxes, of the consolidated financial statements).

Although we believe we have adequately reserved for our uncertain tax positions, the ultimate outcome of these tax matters may differ from our expectations. To the extent that the final tax outcome of these matters is different than the amounts recorded, the differences will impact the provision for income taxes in the period in which the determination is made.

Stock-Based Compensation – Compensation costs related to share-based payments to employees, including grants of employee and director stock options, are recognized in the financial statements based on their fair values. The amount of compensation cost will be measured based on the fair market value on the grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). Restricted share awards (“RSA’s”) have been awarded to certain officers of the Company. The RSA’s vest based upon both the passage of time and the achievement of stock price targets. The fair value of the RSA’s is determined on the grant date based on a probability analysis to determine an estimate of the number of such RSA’s that would ultimately vest. The use of different assumptions could produce a materially different estimate of stock-based compensation fair value and, consequently, the related amount of compensation expense recognized each period.

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

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)

	April 1,	March 27,
	2012	2011
Assets
Current Assets:
Cash and cash equivalents	$20,644	$4,038
Cash and cash equivalents, restricted	1,095	-
Receivables, net	2,515	2,207
Inventories	5,228	5,668
Income tax receivable	19	515
Prepaid expenses and other current assets	2,853	1,802
Investment securities, available for sale - restricted	545	619
Deferred income tax asset, net	1,973	322
Total current assets	34,872	15,171

Property and equipment, net	172,043	182,992
Goodwill	6,896	6,896
Deferred income tax asset, net	10,758	10,053
Other assets, net	4,854	5,770
Total assets	$229,423	$220,882
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current Liabilities:
Accounts payable	$12,614	$8,121
Accrued expenses	30,226	25,346
Total current liabilities	42,840	33,467

Deferred obligations under operating leases	15,214	14,268
Borrowings under line of credit	-	5,689
Other long-term liabilities	565	1,025
Total liabilities	58,619	54,449

Commitments and Contingencies (Notes 8, 13 and 17)
Convertible Preferred Stock - $1.00 par value; authorized - 5,000,000 shares; Series B mandatory redeemable convertible preferred stock – authorized, issued and outstanding – 0 and 800,000 shares, respectively	-	19,710
Stockholders’ Equity:
Common stock - $.10 par value; convertible into Class A common stock; authorized – 24,000,000 and 12,000,000 shares, respectively; issued and outstanding – 17,919,577 and 5,552,747 shares, respectively	1,791	555
Class A common stock - $.10 par value; authorized – 0 and 32,500,000 shares, respectively; issued and outstanding – 0 and 10,552,378 shares, respectively	-	1,055
Additional paid-in capital	96,430	73,601
Retained earnings	72,543	71,849
Treasury stock, at cost - 0 and 46,667 shares, respectively	-	(383)
Accumulated other comprehensive income, net of tax	40	46
Total stockholders’ equity	170,804	146,723
Total liabilities, convertible preferred stock and stockholders’ equity	$229,423	$220,882

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share information)
	Fiscal Year Ended
	April 1,	March 27,	March 28,
	2012	2011	2010
	(53 weeks)	(52 weeks)	(52 weeks)
Revenues
Restaurant sales	$350,374	$325,921	$311,797
Franchise fees and royalties	1,703	1,719	1,727
Total revenues	352,077	327,640	313,524

Costs and Expenses
Cost of food and beverage sales	87,144	79,810	74,759
Restaurant operating expenses	222,576	209,416	208,486
Restaurant opening costs	-	8	1,045
General and administrative expenses	35,200	36,373	24,625
Impairment charges	2,625	-	12,347
Total operating expenses	347,545	325,607	321,262

Income (loss) from operations	4,532	2,033	(7,738)
Interest expense, net	(448)	(1,368)	(2,020)

Income (loss) before income taxes	4,084	665	(9,758)
Income tax provision (benefit)	87	(670)	(815)

Net Income (Loss)	3,997	1,335	(8,943)
Less: accretion of preferred stock issuance costs and preferred stock dividends	440	1,084	1,085
Net income (loss) attributable to common stockholders	$3,557	$251	$(10,028)

Earnings (Loss) Per Share
Basic earnings (loss) per common share	$0.21	$0.02	$(0.65)
Diluted earnings (loss) per common share	$0.21	$0.02	$(0.65)

Basic weighted average shares outstanding	17,190	15,581	15,388
Diluted weighted average shares outstanding	17,239	15,612	15,388

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share information)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income, net of tax	Total Stockholders’ Equity
Balance, March 29, 2009	$560	$970	$69,479	$81,625	$-	$(197)	$152,437
Comprehensive loss:
Net loss				(8,943)			(8,943)
Net decrease in unrealized loss on investment securities available for sale, net of tax						185	185
Total comprehensive loss							(8,758)
Issuance of 44,641 shares of common stock and 78,500 shares of Class A common stock from exercise of options	4	7	628				639
Forfeiture of 3,400 shares of restricted Class A common stock		-	-				-
Dividends declared on Series B preferred stock				(997)			(997)
Accretion of issuance costs on Series B preferred stock				(87)			(87)
Stock based compensation			450				450
Tax benefit from stock option exercises			32				32
Balance, March 28, 2010	564	977	70,589	71,598	-	(12)	143,716
Comprehensive income:
Net income				1,335			1,335
Net decrease in unrealized loss on investment securities available for sale, net of tax						58	58
Total comprehensive income							1,393
Issuance of 9,984 shares of common stock and 53,750 shares of Class A common stock from exercise of options	1	5	331				337
Issuance of 625,000 shares of restricted Class A common stock		63	(63)				-
Conversion of 105,017 shares of common stock into 105,017 shares of Class A common stock	(10)	10					-
Repurchase treasury stock - 46,667 shares Class A common stock					(383)		(383)
Dividends declared on Series B preferred stock				(997)			(997)
Accretion of issuance costs on Series B preferred stock				(87)			(87)
Stock based compensation			2,701				2,701
Tax benefit from stock option exercises			43				43
Balance, March 27, 2011	555	1,055	73,601	71,849	(383)	46	146,723
Comprehensive income:
Net income				3,997			3,997
Net decrease in unrealized gain on investment securities available for sale, net of tax						(6)	(6)
Total comprehensive income							3,991
Issuance of 165,000 shares of restricted stock		17	(17)				-
Issuance of 102,917 shares of common stock and 20,000 shares of Class A common stock from exercise of options	10	2	911				923
Conversion of 228,052 shares of common stock into 228,052 shares of Class A common stock	(22)	22					-
Treasury stock withheld for payroll taxes upon vesting of restricted stock - 9,375 shares Class A common stock					(99)		(99)
Conversion of 800,000 shares of Series B preferred stock into 1,582,577 shares of common stock	158		19,598				19,756
Reclassification of 10,965,430 shares of Class A common stock into 10,965,430 shares of common stock	1,096	(1,096)					-
Retirement of 56,042 treasury shares	(6)		(476)		482		-
Dividends declared on Series B preferred stock				(406)			(406)
Accretion of issuance costs on Series B preferred stock				(34)			(34)
Dividends declared on common stock				(2,863)			(2,863)
Stock-based compensation			2,753				2,753
Tax benefit from stock option exercises			23				23
Tax benefit from vesting of restricted Class A common stock			37				37
Balance, April 1, 2012	$1,791	$-	$96,430	$72,543	$-	$40	$170,804

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended
	April 1,	March 27,	March 28,
	2012	2011	2010
	(53 weeks)	(52 weeks)	(52 weeks)
Operating Activities:
Net income (loss)	$3,997	$1,335	$(8,943)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,938	21,602	20,085
Amortization of deferred debt issuance costs	265	749	318
Non-cash impairment charges	2,625	-	12,347
Deferred income taxes	(2,352)	(791)	865
Stock-based compensation	2,753	2,701	450
Tax benefit from stock option exercises	(23)	(43)	(32)
Tax benefit from vesting of restricted Class A common stock	(37)	-	-
(Gain) loss on disposal of assets	-	(30)	30
Write-off of abandoned projects	-	159	-
Change in restricted cash	(1,095)	-	-
Change in operating assets and liabilities that provided (used) cash:
Receivables	(308)	(661)	(270)
Inventories	440	1,234	(373)
Prepaid expenses and other current assets	(1,051)	241	560
Income taxes and other long-term liabilities	538	759	(71)
Other assets	349	199	506
Accounts payable	4,576	2,355	123
Other long-term liabilities	6	(27)	-
Accrued expenses and deferred obligations under operating leases	2,910	(2,271)	2,013
Net cash provided by operating activities	33,531	27,511	27,608
Investing Activities:
Expenditures for property and equipment and computer software	(10,122)	(8,053)	(17,174)
Collection of insurance proceeds	-	-	174
Proceeds from sales of investment securities, available for sale, net	64	89	338
Cash proceeds from disposal of property and equipment	-	43	-
Net cash used in investing activities	(10,058)	(7,921)	(16,662)
Financing Activities:
Borrowings on line of credit	22,746	104,817	99,946
Repayments on line of credit	(28,435)	(121,531)	(110,894)
Dividends paid on Series B preferred stock	(630)	(999)	(1,000)
Dividends paid on common stock	(1,432)	-	-
Payment by the Company for payroll taxes withheld from the employee by withholding
Class A common stock as treasury shares upon vesting of restricted shares	(99)	-	-
Debt issuance costs	-	(777)	(757)
Stock registration costs	-	-	(245)
Proceeds from issuance of common stock and Class A common stock upon exercise
of stock options	923	337	639
Tax benefit from stock option exercises	23	43	32
Tax benefit from vesting of restricted Class A common stock	37	-	-
Net cash used in financing activities	(6,867)	(18,110)	(12,279)
Net increase (decrease) in cash and cash equivalents	16,606	1,480	(1,333)
Cash and cash equivalents, beginning of year	4,038	2,558	3,891
Cash and cash equivalents, end of year	$20,644	$4,038	$2,558
Supplemental Cash Flow Information
Cash paid during the fiscal year for:
Interest	$209	$958	$1,405
Income taxes	1,805	527	875
Noncash investing and financing activities
Acquired property and equipment for which cash payments had not yet been made	$1,974	$783	$330
Conversion of Series B preferred stock into Common Stock	(19,756)	-	-
Reclassification of Class A Common Stock to Common Stock	(1,096)	-	-
Retirement of treasury stock	(482)	-	-
Accrued but unpaid dividends on common stock	1,431	-	-
Accrued but unpaid dividends on the Series B preferred stock	-	236	238
Net decrease (increase) in unrealized loss on investment securities available for sale, net of tax	(6)	58	185

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations - As of April 1, 2012, Benihana Inc., including our wholly-owned subsidiaries (“we,” “our” or “us”), owned and operated 62 Benihana teppanyaki restaurants, 25 RA Sushi restaurants and eight Haru restaurants. We also had 16 franchised Benihana teppanyaki restaurants as of April 1, 2012. Benihana National Corp., our subsidiary, owns the right to operate, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands. We also own the United States trademarks and worldwide development rights to the names “Haru” and “RA” and related trademarks.

Basis of Presentation - The consolidated financial statements include the assets, liabilities and results of operations of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year - We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. The fiscal year is divided into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us with a consistent number of operating days within each period as well as ensures that certain significant holidays occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Fiscal year 2012 consisted of 53 weeks, and fiscal years 2011 and 2010 each consisted of 52 weeks.

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

Cash and Cash Equivalents - We consider all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Amounts receivable from third-party credit card processors of $4.7 million and $4.5 million as of April 1, 2012 and March 27, 2011, respectively, are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Cash and Cash Equivalents, Restricted – Certain cash amounts included in our consolidated cash and cash equivalents are in accounts that are restricted to funding payment of vacation and health benefits related to the Benihana Voluntary Employee Benefit Association Plan. The liabilities associated with such benefits are also included in our accompanying consolidated balance sheets.

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

Accounting for Long-Lived Assets - Property and equipment are stated at cost. We capitalize all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction was less than $0.1 million in each of fiscal years 2011 and 2010. We did not have any capitalizable interest expense during the construction periods of fiscal year 2012.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit or operating losses to be primary indicators of potential asset impairment. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant’s long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant’s long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate (Level 3 in the three-tier fair value hierarchy).

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

As further discussed in Note 12, Impairment Charges, we recorded an impairment charge of $2.6 million ($2.4 after-tax) and $1.2 million ($0.7 million after-tax) during fiscal years 2012 and 2010, respectively, related to the write-down of property and equipment to estimated fair value at certain of our restaurants. No such charges were incurred during fiscal year 2011.

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

As further discussed in Note 12, Impairment Charges, during fiscal year 2010, we recorded impairment charges of $11.1 million ($7.3 million after-tax), related to the write-down of goodwill allocated to the Benihana reporting unit to its implied fair value as determined by step two of the goodwill impairment test.

The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite lived intangible assets and included in other assets in the accompanying consolidated balance sheets. We review premiums on liquor licenses for impairment annually or more frequently if impairment indicators exist. We performed our assessment for possible impairment during fiscal years 2012, 2011 and 2010 and no impairment charges resulted from the impairment tests.

Other intangible assets include lease acquisition costs, computer software costs obtained for internal use and reacquired franchise rights. These intangible assets are classified as other assets, net in the accompanying consolidated balance sheets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs were amortized over three years. Reacquired franchise rights are amortized over the remaining term of purchased rights. Deferred financing costs are amortized over the remaining term of the Amended and Restated Credit Agreement. Amortization of intangibles totaled $0.6 million, $2.7 million and $1.3 million during fiscal years 2012, 2011 and 2010, respectively.

Estimated amortization expense over the estimated remaining life of intangible assets is as follows (in thousands):

Fiscal year:
2013	$554
2014	512
2015	125
2016	80
2017	75
Thereafter	34
Total	$1,380

Self-Insurance - We are self-insured for certain losses, principally related to health, workers’ compensation and general liability exposure, and we maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid, both reported and unreported, as of the balance sheet date. We utilize estimates of expected losses, based on statistical and actuarial analyses, to validate our self-insurance liability on a quarterly basis.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Revenue Recognition - Revenues from food and beverage sales are recognized as products are sold. We sell gift cards to guests in our restaurants and through our websites. Proceeds from the sale of gift cards are deferred until the revenue recognition criteria have been met, generally upon redemption. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is based on historical redemption patterns. Initial franchise fees are recorded as income when substantially all of our material obligations under the franchise agreement are satisfied, which generally coincides with the opening of the franchised restaurants. Continuing royalties, which are based upon a percentage of each franchised restaurant’s gross revenues, are recognized as income when earned. Sales taxes collected from guests and remitted to governmental authorities are presented on a net basis within sales in the accompanying consolidated statements of earnings.

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

Depreciation and Amortization - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the expected lease term used for lease accounting purposes or their useful lives). Depreciation expense associated with property and equipment totaled $19.4 million, $19.6 million and $19.1 million for fiscal years 2012, 2011 and 2010, respectively.

Restaurant Opening Costs - Restaurant opening costs include costs to recruit and train hourly restaurant employees, wages, travel and lodging costs for our opening training team and other support employees, costs for practice service activities and straight-line minimum base rent during the restaurant preopening period for accounting purposes. We expense restaurant opening costs as incurred.

Advertising - Advertising costs are expensed as incurred. Advertising costs were $7.2 million, $6.8 million and $6.9 million in fiscal years 2012, 2011 and 2010, respectively, and are included in restaurant operating expenses in the accompanying consolidated statements of earnings.

Stock-Based Compensation - Compensation costs related to share-based payments to employees, including grants of employee and director stock options and restricted stock awards, are recognized in the financial statements based on their fair values. The amount of compensation cost will be measured based on the fair market value on the stock option grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). The following summarizes assumptions used in estimating the fair value of option grants:

	Fiscal Year
	2012	2011	2010
Risk free interest rate	1.8%	2.7%	3.9%
Expected dividend yield	2.8%	-	-
Expected term	3 years	3 years	3 years
Expected volatility	62.5%	78.6%	74.6%

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

The amount of compensation cost related to restricted stock awards is based on the fair market value of the restricted stock award on the award date as determined by the fair market value of the underlying stock on the award date and the probability of attaining any applicable vesting criteria, including both time and market conditions. The compensation cost is recognized over the expected vesting period.

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

	April 1,	March 27,	March 28,
	2012	2011	2010
	(53 weeks)	(52 weeks)	(52 weeks)
Net income (loss)	$3,997	$1,335	$(8,943)
Less: Accretion of preferred stock issuance costs and preferred stock dividends	(440)	(1,084)	(1,085)
Income (loss) for computation of basic earnings (loss) per share	3,557	251	(10,028)
Add: Accretion of preferred stock issuance costs and preferred stock dividends (Note 9)	-	-	-
Earnings (loss) for computation of diluted earnings (loss) per share	$3,557	$251	$(10,028)

Weighted average number of common shares in basic earnings (loss) per share	17,190	15,581	15,388
Effect of dilutive securities:
Stock options and warrants	49	31	-
Convertible preferred shares	-	-	-
Weighted average number of common shares and dilutive potential common shares used in diluted earnings (loss) per share	17,239	15,612	15,388

Due to the net loss attributable to common stockholders for fiscal year 2010, all potentially dilutive shares were excluded from the denominator of the earnings per share calculation as including such shares would have been anti-dilutive. Similarly, the numerator was not adjusted to add back any preferred stock issuance costs or preferred stock dividends as including such amounts would have been anti-dilutive. During fiscal years 2012, 2011 and 2010, stock options to purchase 210,000, 368,000 and 895,000 shares of common stock, respectively, were excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.

Convertible preferred stock shall be assumed to have been converted at the beginning of the period and the resulting common shares shall be included in the denominator of diluted EPS. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. Convertible preferred stock is anti-dilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable upon conversion exceeds basic EPS. For fiscal years 2011 and 2010, conversion of the Series B preferred stock of 2.5 million and 3.2 million shares, respectively, was excluded from the calculations of diluted earnings per share due to its anti-dilutive effect. For fiscal year 2012, the impact of the actual conversion of the convertible preferred stock is fully included as shares outstanding in the calculation of basic and diluted earnings per share.

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

Other Comprehensive Income (Loss) - For fiscal years 2012, 2011 and 2010, the only component of other comprehensive income (loss) is the net unrealized gains (losses) on our investments classified as available for sale.

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

There were no material amounts of revenues or transfers between reportable segments. Revenues from external guests are derived principally from food and beverage sales. We do not rely on any major guests as a source of revenue. For each of fiscal years 2012, 2011 and 2010, franchise revenues attributed to foreign countries totaled approximately $0.4 million.

Recently Issued Accounting Standards - In May 2011, the Financial Accounting Standards Board (FASB) issued an amendment to the fair value measurements guidance. The amendment provides guidance and clarification about the application of existing fair value measurements and disclosure requirements. The amendment became effective on January 3, 2012, the beginning of our fourth fiscal quarter. The adoption of this standard will require expanded disclosures in the notes to the consolidated financial statements but will not impact our consolidated financial position or results of operations.

In June 2011, the FASB issued a new accounting standard on the presentation of comprehensive income. The new standard requires the presentation of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We will adopt this new presentation standard as of the beginning of fiscal year 2013. The adoption of this standard will only impact the presentation of our financial statements and will not impact our consolidated financial position or results of operations.

In September 2011, the FASB issued guidance which will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The guidance includes a number of events and circumstances for an entity to consider in conducting the qualitative assessment. We will adopt this guidance in the third quarter of fiscal year 2013, which coincides with our fiscal year 2013 annual goodwill impairment test. We do not expect this guidance to have a material impact on our consolidated financial position or results of operations.

2.	MERGER AGREEMENT

On May 22, 2012, we entered into an Agreement and Plan of Merger with Safflower Holdings Corp. and Safflower Acquisition Corp. Under the terms of the agreement, approved by Benihana’s Board of Directors, if the merger is consummated, each outstanding share of Benihana's Common Stock will be converted into the right to receive $16.30 per share in cash. The consummation of the merger is subject to customary closing conditions, including the approval of Benihana’s stockholders and regulatory clearance. Safflower Holdings Corp. is owned by funds advised by Angelo, Gordon & Co, L.P. (“Angelo Gordon”).

3.	INVENTORIES

Inventories consist of (in thousands):

	April 1,	March 27,
	2012	2011

Food and beverage	$2,780	$2,889
Supplies	2,448	2,779
	$5,228	$5,668

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

4.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term nature of the items as of April 1, 2012 and March 27, 2011. We believe the carrying amount of our debt at March 27, 2011 approximated fair value due to the variable rates associated with the debt instrument and the recent amendments to our line of credit agreement (refer to Note 8, Long-term Debt). In accordance with the fair value measurements guidance, if our debt was measured at fair value, it would have been categorized as Level 2 in the three-tier fair value hierarchy. We had no borrowings outstanding under the credit facility as of April 1, 2012.

As of April 1, 2012 and March 27, 2011, we had certain publicly traded mutual funds that invest in debt and equity securities, included in investment securities available for sale–restricted in our accompanying consolidated balance sheets, that are required to be measured at fair value on a recurring basis. We invest in these mutual funds to mirror and track the performance of the elections made by employees that participate in our deferred compensation plan. These mutual fund investments are classified as available for sale and are carried at fair value, with unrealized gains and losses reflected as a separate component of stockholders’ equity. We determined the fair value of our investment securities available for sale using quoted market prices (Level 1 in the three-tier fair value hierarchy).

The following tables disclose, as of April 1, 2012 and March 27, 2011, our available for sale investment securities at both the cost basis and fair value by investment type. None of our available for sale investment securities was at a net loss position as of April 1, 2012 or March 27, 2011.

	April 1, 2012		March 27, 2011
	Cost	Fair value	Cost	Fair value

Equity securities	$387	$443	$360	$439
Fixed income securities	64	69	65	67
Money market fund deposits	33	33	113	113
	$484	$545	$538	$619

Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment. None of our nonfinancial assets or nonfinancial liabilities was measured at fair value as of March 27, 2011.

During the year ended April 1, 2012, in connection with the valuation of property and equipment when assessing long-lived asset impairment, we recorded impairment charges totaling $2.6 million to write down a certain restaurant’s property and equipment to its fair value of $0.7 million using unobservable inputs (Level 3 in the three-tier fair value hierarchy). Refer to Note 1, Summary of Significant Accounting Policies and Note 12, Impairment Charges, for the reasons for the measurements, description of the inputs and information used to develop the inputs.

5.	PROPERTY AND EQUIPMENT

Property and equipment, net consists of (in thousands):

	April 1,	March 27,
	2012	2011

Land	$14,414	$14,414
Buildings	44,153	43,813
Leasehold improvements	190,929	190,066
Restaurant furniture, fixtures and equipment	51,726	52,612
	301,222	300,905
Less: Accumulated depreciation and amortization	131,351	118,784
	169,871	182,121
Construction in progress	2,172	871
	$172,043	$182,992

In fiscal year 2012, we disposed of $7.1 million of assets (and related accumulated depreciation of $6.8 million), primarily in connection with store renovations and closures and the move of our corporate office. In fiscal year 2011, we wrote off of $3.7 million of fully depreciated assets.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.	OTHER ASSETS

Other assets, net consist of (in thousands):

	April 1,	March 27,
	2012	2011

Security deposits	$1,433	$1,874
Premium on liquor licenses	1,810	1,860
Lease acquisition costs, net of accumulated amortization of $1,977 and $1,798, respectively	404	583
Reacquired franchise rights, net of accumulated amortization of $414 and $340, respectively	408	483
Other, net of accumulated amortization of $2,310 and $1,998, respectively	799	970
	$4,854	$5,770

7.	ACCRUED EXPENSES

Accrued expenses consist of (in thousands):

	April 1,	March 27,
	2012	2011

Accrued payroll, incentive compensation and related taxes	$7,157	$7,131
Unredeemed gift cards and certificates	3,320	2,942
Accrued workers compensation claims	3,417	2,998
Sales taxes payable	2,238	2,017
Accrued capital expenditures	1,543	257
Accrued retirement and severance obligation	416	384
Accrued percentage rent	1,203	1,350
Accrued dividend payable	1,432	236
Other accrued liabilities	9,500	8,031
	$30,226	$25,346

8.	LONG-TERM DEBT

We entered into an Amended and Restated Credit Agreement with Wells Fargo (as successor by merger to Wachovia Bank, National Association) on February 10, 2011. The credit facility provides us a borrowing capacity of $30.0 million, with an option to increase the principal amount of the credit facility by $5.0 million to $35.0 million, subject to certain conditions. The credit facility is scheduled to mature on February 10, 2014. The credit facility is secured by the assets of the Company. There are no scheduled principal payments prior to maturity. The Company may, however, prepay outstanding borrowings prior to that date without penalty. The line of credit provides for an initial commitment fee of 0.5% on the unused portion of the loan commitment and a variable interest rate on outstanding balances benchmarked to the prime rate in the United States or to the London interbank offering rate. Both the commitment fee and the interest rate adjust based on a leverage ratio, as defined by the amended and restated agreement. While providing for working capital, capital expenditures and general corporate purposes, the amended and restated agreement requires that the Company maintain certain financial ratios and profitability amounts and restricts the amount of cash dividends paid and stock repurchases of the Company, as well as acquisitions and other investments. We intend to request a waiver or modification of these restrictions prior to the cumulative dividend payment exceeding the limit.

At April 1, 2012, we had no borrowings outstanding under the line of credit. Our borrowing capacity under the line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.7 million at April 1, 2012, resulting in an available borrowing balance of $28.3 million. As of April 1, 2012, we were in compliance with the financial and non-financial covenants of the amended and restated agreement governing the line of credit.

9.	CONVERTIBLE PREFERRED STOCK

In fiscal years 2005 and 2006, we issued 800,000 shares (principal amount of $20 million) of our Series B preferred stock to BFC Financial Corporation (“BFC”) and received net proceeds of $19.2 million after transaction costs. John E. Abdo, a director, is also a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During the year ended April1, 2012, BFC converted all 800,000 shares of the Series B preferred stock into 1,582,577 shares of common stock. As of April 1, 2012, there are no outstanding shares of Series B preferred stock.

We paid quarterly dividends on the Series B preferred stock of $0.6 million, $1.0 million and $1.0 million in fiscal years 2012, 2011 and 2010, respectively, and at April 1, 2012, there were no accrued but unpaid dividends of the Series B preferred stock.

10.	STOCKHOLDERS’ EQUITY

Common Stock - Prior to the reclassification of our Class A common stock as discussed below, our common stock was convertible into Class A common stock on a one-for-one basis. The Class A common stock was identical to the common stock except that it gave the holder one-tenth (1/10) vote per share, voting together with our common stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders voted as a class to elect 25% of the members of the board of directors.

On November 17, 2011, our shareholders approved a proposal to amend and restate the Company’s Certificate of Incorporation, pursuant to which (a) each share of Class A Common Stock of the Company, par value $0.10 per share (the “Class A Common Stock”), would be reclassified as and changed into one share of Common Stock of the Company, par value $0.10 per share (the “Common Stock”); (b) the class of Class A Common Stock (of which 32,500,000 shares were authorized) would be eliminated; and (c) the number of authorized shares of Common Stock would be increased from 12,000,000 to 24,000,000 shares. On November 29, 2011, following the certification of the final results of the voting at the special meeting, the Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware and is now effective.

As a result of the reclassification and the other changes described above and effected by the Amended and Restated Certificate of Incorporation, each share of Class A Common Stock has been reclassified as and changed into one share of Common Stock. As a further result of such changes, shares of the united class of Common Stock have one vote per share on all matters submitted to the Company’s stockholders, including the election of directors. The former Class A Common Stock had the right to 1/10 of a vote per share when voting together with the Common Stock on all matters except for the election of directors, with respect to which the shares of the former Class A Common Stock voted separately as a class to elect 25% of the members of the board of directors. In addition, all holders of the united class of Common Stock will vote as a single class. Holders of the former Class A Common Stock and the Common Stock were previously entitled to separate class voting rights in certain circumstances as required by law, and those class voting rights were eliminated with the reclassification.

Effective November 30, 2011, all shares of the Common Stock began trading as a single class on the Nasdaq Global Select Market under the ticker symbol “BNHN.” As a result of the reclassification, trading of the Class A Common Stock under the ticker symbol “BNHNA” was suspended following the close of the Nasdaq Global Select Market on November 29, 2011.

Additionally, our shareholder rights plan, under which a preferred share purchase right is represented by outstanding shares of our Common Stock and Class A Common Stock, expired automatically upon the Company’s Amended and Restated Certificate of Incorporation becoming effective.

Dividends - In January 2012, our board of directors authorized and declared our first quarterly cash dividend in the amount of $0.08 per common share. Dividends declared were $2.9 million for the fiscal year ended April 1, 2012, of which $1.4 million is included in accrued expenses of the accompanying consolidated balance sheet as of April 1, 2012.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.	RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

	Fiscal Year Ended
	April 1,	March 27,	March 28,
	2012	2011	2010
	(53 weeks)	(52 weeks)	(52 weeks)
Labor and related costs	$115,177	$107,096	$107,798
Occupancy costs	22,468	21,451	20,944
Depreciation and amortization	19,620	19,600	19,088
Utilities and telephone	11,247	10,666	10,264
Restaurant supplies	8,393	8,291	8,549
Advertising and promotional costs (1)	13,858	12,199	10,853
Credit card discounts	6,375	6,445	6,001
Other restaurant operating expenses	25,438	23,668	24,989
Total restaurant operating expenses	$222,576	$209,416	$208,486

(1)
Advertising and promotional costs consist of advertising costs (see Note 1, Summary of Significant Accounting Policies) and various promotional costs, the most significant of which are the allocations from cost of sales of the estimated food and beverage cost related to the redemption of the gift certificates issued to “The Chef’s Table,” “The Hook-Up” and “Access” program participants.

12.	IMPAIRMENT CHARGES

As discussed in Note 1, Summary of Significant Accounting Policies, we periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. During fiscal year 2010, the results of our analysis indicated that the property and equipment were impaired at three restaurants: Benihana Tucson, RA Sushi Palm Beach Gardens and Haru Philadelphia. Accordingly, we recognized an impairment charge of $1.2 million ($0.7 million after tax) to write-down the restaurants’ property and equipment to estimated fair value. During fiscal year 2012, our analysis resulted in an additional write-down of property and equipment of $2.6 million ($2.4 million after tax) primarily at our Benihana Plymouth Meeting location, all of which is classified as impairment charges in the accompanying consolidated statement of earnings. No such impairment charges were recorded during fiscal year 2011.

Additionally, as discussed in Note 1, Summary of Significant Accounting Policies, we review goodwill and other indefinite-lived intangible assets annually for impairment, or more frequently if indicators of impairment exist. Based on the results of step one of the fiscal year 2010 impairment test, the Benihana reporting unit’s estimated fair value did not exceed its carrying value, which required us to perform the second step of the goodwill impairment test. The second step of the goodwill impairment test indicated that all of the goodwill allocated to the Benihana reporting unit was impaired primarily due to depressed economic and industry factors at the valuation date and the step two purchase price allocations where a considerable amount of the Benihana reporting unit’s fair value was allocated to the Benihana trade name. Therefore, during fiscal year 2010, we recorded a non-cash goodwill impairment charge of $11.1 million ($7.3 million after-tax) to fully impair our Benihana reporting unit. No goodwill impairment charge was recorded during fiscal years 2012 or 2011.

The following table reflects the changes in the carrying amount of goodwill by concept for fiscal years 2010, 2011 and 2012:

	Teppanyaki	RA Sushi	Haru	Total
Balance as of March 28, 2010:
Goodwill	$11,124	$11,880	$6,896	$29,900
Accumulated impairment charges	(11,124)	(11,880)	-	(23,004)
Goodwill	-	-	6,896	6,896
Balance as of March 27, 2011:
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	(11,124)	(11,880)	-	(23,004)
Goodwill	-	-	6,896	6,896
Balance as of April 1, 2012:
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	(11,124)	(11,880)	-	(23,004)
Goodwill	$-	$-	$6,896	$6,896

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

13.	LEASES

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

Minimum payments under lease commitments are as follows (in thousands):

Operating
Leases
Fiscal year:
2013	$16,360
2014	16,210
2015	15,399
2016	14,953
2017	13,955
Thereafter	108,131
Total minimum lease payments	$185,008

Rent expense consists of (in thousands):
	Fiscal Year Ended
	April 1,	March 27,	March 28,
	2012	2011	2010
	(53 weeks)	(52 weeks)	(52 weeks)
Minimum rentals	$17,192	$16,690	$16,411
Contingent rentals	3,933	3,446	3,267
	$21,125	$20,136	$19,678

14.	STOCK-BASED COMPENSATION

Our 2007 Equity Incentive Plan, as amended, authorizes the issuance of an aggregate of 2,750,000 shares of our common stock under the equity plan, authorizes the issuance upon the exercise of incentive stock options of an aggregate of 2,000,000 share of common stock and limits the maximum number of shares for which an employee of the Company may be granted equity awards under the equity plan during any calendar year to 750,000 shares. As of April 1, 2012, 810,233 shares of restricted common stock, net of forfeitures, and options to purchase 523,600 shares of common stock, net of cancellations, have been granted under the equity plan. Accordingly, 1,416,167 shares remain available for future grants under the equity plan.

The purpose of the 2007 Equity Incentive Plan is to enable us to attract, retain and motivate key employees and non-employee directors by providing them equity participation. The plan provides for incentive stock options (“ISO’s”) under Section 422 of the Internal Revenue Code of 1986, as amended, and for options which are not ISO’s, stock appreciation rights (“SARs”), stock grants and stock equivalent units. Options, SARs and stock equivalent units granted under the employee plans may not have terms exceeding ten years (in the case of optionees holding 10% or more of the combined voting rights of our securities, ISO’s may not have terms exceeding five years) and may not provide for an option exercise price of less than 100% of the fair market value of the our common stock on the day of the grant (110% of the fair market value in the case of optionees holding 10% or more of the combined voting rights of our securities). With regard to each option grant, the option first vests with respect to one-third on the first anniversary of the grant of the option, one-third on the second anniversary of the grant of the option and as to the balance of the shares on the third anniversary of the option. With regard to each restricted stock grant, the grant is subject to a risk of forfeiture which first lapses with respect to approximately one-third on the first anniversary of the grant, approximately one-third on the second anniversary of the grant and the balance of the shares on the third anniversary of the grant.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Under the 2007 Equity Incentive Plan, options to purchase 10,000 shares of common stock are automatically granted to each of our non-employee directors on the date of our annual meeting of stockholders and are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of the option and as to the balance of the shares on the second anniversary of grant of the option.

We recorded $2.8 million ($1.7 million after-tax), $2.7 million ($1.8 million after-tax) and $0.5 million ($0.3 million after-tax) in stock compensation expense, included in general and administrative expenses in the accompanying consolidated statement of earnings, during fiscal years 2012, 2011 and 2010, respectively.

Stock Options - Stock option transactions under the above plans for fiscal years 2010, 2011 and 2012 are as follows:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
		(per share)	(in years)	(in thousands)

Outstanding at March 29, 2009	1,610,363	$9.61
Granted	60,000	6.33
Canceled/Expired	(593,509)	9.42
Exercised	(123,141)	5.20

Outstanding at March 28, 2010	953,713	10.10
Granted	90,000	7.95
Canceled/Expired	(178,179)	9.66
Exercised	(63,734)	5.28

Outstanding at March 27, 2011	801,800	10.34
Granted	80,000	11.12
Canceled/Expired	(41,450)	8.67
Exercised	(122,917)	7.51
Outstanding at April 1, 2012	717,433	$10.95	4.72	$2,125
Exercisable at April 1, 2012	617,433	$11.04	4.59	$1,861

During fiscal years 2012, 2011 and 2010, options to purchase 80,000, 90,000 and 60,000 of common stock were granted, respectively. Refer to Note 1, Summary of Significant Accounting Policies, for assumptions used in estimating the fair value of these option grants. We expect options to purchase 46,664 shares to vest during fiscal year 2013. The weighted average grant date fair value of options granted during fiscal years 2012, 2011 and 2010 was $4.11, $3.96 and $3.48, respectively.

			Options Outstanding			Options Exercisable
				Weighted-
				Average	Weighted		Weighted
				Remaining	Average		Average
				Contractual	Exercise		Exercise
Ranges of exercise prices:			Number	Life (in years)	Price	Number	Price
$0.00	-	$5.00	40,000	6.66	$2.61	40,000	$2.61
5.01	-	7.50	40,000	7.49	6.33	40,000	6.33
7.51	-	10.00	210,833	3.02	8.00	190,833	8.04
10.01	-	12.50	216,600	5.56	10.63	136,600	10.35
12.51	-	17.50	135,000	4.60	15.56	135,000	15.56
17.50	-	18.84	75,000	4.76	18.82	75,000	18.82
			717,433	4.72	$10.95	617,433	$11.04

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. For fiscal years 2012, 2011 and 2010, the total intrinsic value of stock options exercised was $0.3 million, $0.1 million and $0.1 million, respectively. Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during each of fiscal years 2012, 2011 and 2010 totaled less than $0.1 million. As of April 1, 2012, total unrecognized compensation cost related to nonvested stock options totaled $0.3 million and is expected to be recognized over approximately 1.1 years. The total fair value of shares vested during fiscal year 2012 was $0.3 million.

Restricted Stock - Restricted stock transactions under the 2007 Equity Incentive Plan are as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value
		(per share)

Nonvested at March 29, 2009	9,533	$10.35
Granted	-	-
Forfeited	(3,400)	10.35
Vested	(3,065)	10.35
Nonvested at March 28, 2010	3,068	10.35
Granted	625,000	8.14
Forfeited	(2,267)	10.35
Vested	(152,884)	8.21
Nonvested at March 27, 2011	472,917	8.12
Granted	165,000	7.64
Forfeited	-	-
Vested	(52,500)	8.53
Nonvested at April 1, 2012	585,417	$7.95

The aggregate intrinsic value of vested restricted stock awards as of April 1, 2012 and March 27, 2011 was $0.5 million and $1.3 million, respectively. As of April 1, 2012, there was $1.1 million of unrecognized compensation cost related to restricted stock grants, which is expected to be recognized over approximately 1.0 year.

Subsequent to year-end, on May 24, 2012, an additional 104,167 shares pursuant to restricted stock awards vested with a weighted average grant date fair value of $8.14 and an intrinsic value of $1.7 million.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.	INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of these assets and liabilities as measured by income tax law. The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	April 1,	March 27,
	2012	2011
Deferred tax assets:
Straight-line rent expense	$6,145	$5,747
Goodwill	1,995	2,270
Gift certificate liability	1,281	1,136
Amortization of gain	519	556
FICA tip credit carryover	3,730	4,079
Employee benefit accruals	2,877	2,285
Workers compensation	1,319	1,157
State net operating loss carryforwards	1,942	2,355
Accrued liabilities and other	1,760	160
	21,568	19,745

Valuation Allowance	(1,942)	(2,355)

Deferred tax liabilities:
Property and equipment	5,990	6,168
Inventories	872	812
	6,862	6,980

	12,764	10,410
Available for sale investment securities	(33)	(35)
Net deferred tax asset	$12,731	$10,375

We have FICA tip credit carryovers of $3.7 million that expire in 2032. We have certain state net operating loss carryforwards of $45.6 million, with an estimated tax effect of $1.9 million. These state net operating loss carryforwards expire at various dates through 2032. We believe that it is more likely than not that the benefit from certain state net operating loss carryforwards will not be realized. Accordingly, as of April 1, 2012, we have provided a valuation allowance of $1.9 million for these state net operating loss carryforwards.

Net deferred tax asset consists of (in thousands):

	April 1,	March 27,
	2012	2011
Current asset	$1,973	$322
Long-term asset	10,758	10,053
	$12,731	$10,375

The income tax provision (benefit) consists of (in thousands):

	Fiscal Year Ended
	April 1,	March 27,	March 28,
	2012	2011	2010
Current tax expense (benefit):	(53 weeks)	(52 weeks)	(52 weeks)
Federal	$1,366	$(1,147)	$(1,774)
State	1,075	1,268	94
Deferred tax (benefit) expense:
Federal and State	(2,354)	(791)	865
Income tax expense (benefit)	$87	$(670)	$(815)

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

	Fiscal Year Ended
	April 1,	March 27,	March 28,
	2012	2011	2010
Federal income tax provision at statutory rate of 34% in each of	(53 weeks)	(52 weeks)	(52 weeks)
fiscal years 2012, 2011 and 2010	$1,388	$226	$(3,318)
State income taxes, net of federal benefit	899	44	216
Tax credits, net	(1,896)	(1,735)	(1,635)
Permanent book/tax differences	137	263	-
Tax benefit recognized for uncertain tax positions	-	(106)	(96)
Goodwill impairment	-	-	3,782
Change in valuation allowance	(412)	315	-
Change in tax rate	-	323	233
Other	(29)	-	3

Income tax provision (benefit)	$87	$(670)	$(815)

Effective income tax rate	2.1%	-100.8%	8.4%

We file income tax returns that are periodically audited by various federal and state jurisdictions. With few exceptions, we are no longer subject to federal and state income tax examinations for years prior to fiscal year 2008. Our federal income tax return for fiscal year 2009 and our Florida state income tax return for fiscal year 2009 are currently under examination. We have not yet received any preliminary findings from these examinations.

As of April 1, 2012, we had $0.2 million of unrecognized tax benefits related to uncertain tax positions, all of which would impact the tax rate, if recognized. Of the total unrecognized tax benefits at April 1, 2012, we believe it is reasonably possible that this amount could be reduced by $0.1 million in the next twelve months due the expiration of statute of limitations. As of March 27, 2011, we had $0.2 million of unrecognized tax benefits.

The unrecognized tax benefits and related interest and penalties are generally classified as other long term liabilities in the accompanying consolidated balance sheets. A reconciliation of beginning and ending unrecognized tax benefits, exclusive of related interest and penalties, is as follows (in thousands):

Unrecognized tax benefits, March 28, 2010	$300
Gross decreases - prior period tax positions	(119)
Gross increases - prior period tax positions	21
Unrecognized tax benefits, March 27, 2011	202
Gross decreases - prior period tax positions	(76)
Gross increases - prior period tax positions	65
Unrecognized tax benefits, April 1, 2012	$191

We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of earnings. As of April 1, 2012 and March 27, 2011, the amount accrued for the payment of interest was not significant, and we did not incur any penalties related to unrecognized tax benefits.

16.	RESIGNATION OF FORMER DIRECTORS AND EXECUTIVES

In connection with the resignation of former directors and executives, we incurred severance costs of $0.2 million and $0.5 million during fiscal years 2011 and 2010, respectively, included in general and administrative expenses in the accompanying consolidated statements of earnings. Of the total amount of $0.8 million due to former directors and executives as of April 1, 2012 related to severance costs accrued in fiscal years 2011, 2010 and prior years, $0.4 million is classified as short-term within accrued expenses and $0.4 million is classified as long-term within other long-term liabilities in the accompanying consolidated balance sheets.

17.	COMMITMENTS AND CONTINGENCIES

Wage and Hour Proceedings - The Company has been named in certain litigation involving wage and hour laws in both California and New York. The current exposure related to the California wage and hour claims is not considered significant as the class was not certified as to the wage and hour claims. The New York cases are currently under review to determine if they will be certified as class actions, and it is not possible to determine a probable outcome at this time. We intend to vigorously defend these claims. Another claim in the California wage and hour case was granted class certification, and we have agreed to a tentative settlement amount of $660,000 based on recent negotiations. This tentative settlement amount and agreed upon insurance recoveries have been recorded as of April 1, 2012, in the accompanying consolidated balance sheets.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Merger Agreement - Subsequent to the May 22, 2012 announcement of our entering into a definitive merger agreement (see Note 2, Merger Agreement), three suits have been filed against us, our directors and the acquiring party on behalf of the public stockholders of Benihana Inc. as a class, challenging the proposed merger. The suits allege, among other things, that the acquisition price of $16.30 per common share is inadequate. We intend to vigorously defend these claims.

Acquisitions – Haru Holding Corp – During fiscal year 2007, a suit was brought against us by the former minority stockholders of Haru Holding Corp. (“Haru”) over, among other things the calculation of the put option price related to our fiscal year 2006 acquisition of the remaining 20% of the equity of Haru pursuant to such put option. Subsequent proceedings dismissed all claims against us and found that our original calculation of the put option price of approximately $3.7 million was correct, and we paid such amount in fiscal year 2011. In March 2012, these findings were upheld in our favor on appeal, and we will not owe any pre-judgment interest on the option. As such, we do not believe we have any material remaining exposure.

Other Litigation - In one incident at a RA Sushi location, on which a claim had been filed against us, a guest was subsequently involved in a fatal automobile accident. In July 2011, a jury returned a verdict for which we were found to be 30% responsible, resulting in a liability as assessed of approximately $0.2 million. However, our economic liability was ultimately greater given the joint and several liability laws of this specific state. We have general liability insurance coverage for such claims, subject to certain retention levels which the ultimate economic liability exceeded.

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

Merger Related Contingencies - The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with superior proposals. Upon the termination of the Merger Agreement, in certain circumstances, we would be responsible for reimbursing Angelo Gordon for up to $1,750,000 in certain fees and expenses related to the transaction and in certain circumstances, may be obligated to pay a termination fee to Angelo Gordon of either $5,928,000 or $11,115,000 (depending on the circumstances). Pursuant to an engagement agreement between us and Jefferies & Company, Inc. (“Jefferies), our financial advisors, we have agreed to pay Jefferies a fee in the amount of approximately $4 million for its services, a portion of which was payable upon delivery of its opinion and the remainder of which is payable contingent upon the closing of the transaction.

Supply Agreements - We have entered into national supply agreements for the purchase of certain commodities, such as beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Lease Agreements - We have two Haru lease agreements that expire in August 2012 and July 2014. These locations contributed restaurant level operating income of $1.5 million and $1.4 million, respectively, to the consolidated fiscal year 2012 restaurant operating income. We are in negotiations with the current landlords, and we are actively pursuing alternative locations in the existing trade areas at this time. We expect to either extensively renovate or relocate these restaurants within the next 12-24 months. During the time of the temporary closure of the one restaurant whose expiration is August 2012, we believe we can recover a portion of lost delivery revenue by redirecting the orders and servicing them from another Haru location.

Other – Refer to Note 16, Resignation of Former Directors and Executives, for cash obligations incurred in connection with the resignation of certain former directors and executives.

18.	SEGMENT REPORTING

Our reportable segments are those that are based on our methods of internal reporting and management structure. We manage operations by restaurant concept.

Revenues for each of the segments consist of restaurant sales. Franchise revenues, while generated from Benihana franchises, have not been allocated to the Benihana teppanyaki segment. Franchise revenues are reflected as corporate revenues.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The table below presents information about reportable segments for fiscal years 2012, 2011 and 2010 (in thousands):

	Fiscal Year Ended
	April 1, 2012 (53 weeks)
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$236,917	$80,907	$32,550	$1,703	$352,077
Depreciation and amortization	14,037	3,642	1,979	280	19,938
Impairment charges	2,600	-	25	-	2,625
Income (loss) from operations	22,591	7,694	2,820	(28,573)	4,532
Capital expenditures	8,973	746	221	182	10,122
Goodwill	-	-	6,896	-	6,896
Total assets	142,001	27,616	19,956	39,850	229,423

	Fiscal Year Ended
	March 27, 2011 (52 weeks)
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$216,819	$76,544	$32,558	$1,719	$327,640
Depreciation and amortization	14,004	3,658	1,970	1,970	21,602
Income (loss) from operations	21,375	6,581	3,206	(29,129)	2,033
Capital expenditures, net of	5,620	1,432	724	277	8,053
Goodwill	-	-	6,896	-	6,896
Total assets	131,135	30,101	21,545	38,101	220,882

	Fiscal Year Ended
	March 28, 2010 (52 weeks)
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated

Revenues	$205,638	$73,484	$32,675	$1,727	$313,524
Depreciation and amortization	13,600	3,444	2,079	962	20,085
Impairment charges	11,796	256	295	-	12,347
Income (loss) from operations	1,207	3,676	3,664	(16,285)	(7,738)
Capital expenditures, net of insurance proceeds	12,033	332	4,635	-	17,000
Goodwill	-	-	6,896	-	6,896
Total assets	157,522	32,249	22,782	21,537	234,090

19.	RELATED PARTY TRANSACTIONS

Darwin C. Dornbush, a former member of our board of directors who retired during fiscal year 2012, is a retired partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm. In fiscal years 2012, 2011 and 2010, we incurred approximately $0.2 million, $0.9 million and $1.3 million, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP. We also paid Mr. Dornbush, as an employee, for certain management advisory services approximately less than $0.1 million and $0.2 million in fiscal years 2011 and 2010, respectively. As of September 28, 2010, Mr. Dornbush was no longer compensated as an employee of the Company.

During fiscal year 2008, we entered into a lease for a Benihana teppanyaki restaurant to be located in Orlando, FL, with an annual rent of $0.1 million and a base term of 20 years. The landlord is Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation. Three of our directors are also directors of Bluegreen Corporation.

J. Ronald Castell, a director of ours, provided certain marketing consulting services and earned less than $0.1 million in consulting fees during fiscal year 2010. No such services were provided in fiscal years 2012 or 2011.

As discussed in Note 9, Convertible Preferred Stock, we sold an aggregate 800,000 shares of our Series B preferred stock to BFC for $20.0 million. The sale of Series B preferred stock resulted in net aggregate proceeds of $19.2 million. John E. Abdo, a Director, is also a Director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a Director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC. During fiscal year 2012, BFC exercised their option to convert all of their Series B preferred stock into 1,582,577 shares of common stock. Dividends of $0.6 million, $1.0 million and $1.0 million were paid to BFC on the Series B preferred stock in fiscal years 2012, 2011 and 2010, respectively. As of April 1, 2012, there is no outstanding Series B preferred stock.

BENIHANA INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

During fiscal year 2010, we engaged BFC through its wholly-owned subsidiary, Snapper Creek Equity Management, LLC (“Snapper Creek”), to provide management, financial advisory and other consulting services. We incurred approximately $0.5 million and $0.2 million in consulting fees in fiscal years 2011 and 2010, respectively. Effective November 30, 2010, we were no longer engaging Snapper Creek to provide any services.

During fiscal year 2010, we engaged Risk Management Services (“RMS”), an affiliate of BFC, to provide insurance and risk management services. Fees incurred by RMS in fiscal year 2010 were not significant. As of September 21, 2010, we were no longer engaging RMS to provide any services.

Benihana of Tokyo, Inc. (“BOT”) is the licensed operator of a Benihana restaurant in Honolulu, Hawaii (the “Honolulu Restaurant”). We have granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by BOT or its affiliates and bears a royalty of 6% of gross revenues in the event the restaurants are transferred to an unaffiliated third party.

20.	INCENTIVE AND DEFERRED COMPENSATION PLANS

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

We recorded $2.2 million, $1.1 million and $0.8 million of corporate incentive compensation expense during fiscal years 2012, 2011 and 2010.

Deferred Compensation Plan - We have an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. We have elected to invest the deferrals in mutual funds that track the election made by the participants and to monitor the selected investment’s performance. Investment earnings are credited to their accounts, and we increase or decrease our obligations under the deferred compensation plan based upon such investment results.

21.	QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal quarter ended (in thousands except for per share information)

	April 1, 2012				March 27, 2011
	Fourth	Third	Second	First	Fourth	Third	Second	First
	(13 weeks)	(12 weeks)	(12 weeks)	(16 weeks)	(12 weeks)	(12 weeks)	(12 weeks)	(16 weeks)
Revenues	$92,289	$77,003	$76,241	$106,544	$81,786	$72,895	$72,190	$100,769
(Loss) income from operations	(338)	1,598	908	2,364	2,198	1,312	(4,008)	2,531
Net income (loss)	81	1,039	928	1,949	549	2,179	(3,002)	1,609
Basic earnings (loss) per share	$-	$0.06	$0.05	$0.10	$0.02	$0.12	$(0.21)	$0.08
Diluted earnings (loss) per share	$-	$0.06	$0.05	$0.10	$0.02	$0.12	$(0.21)	$0.08

The loss from operations and net income recognized in the fourth quarter of fiscal year 2012 includes the non-cash impairment charges of $2.6 million ($2.4 million after tax) further discussed in Note 12, Impairment Charges.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Doral, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the “Company”) as of April 1, 2012 and March 27, 2011, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended April 1, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 1, 2012 and March 27, 2011, and the results of its operations and its cash flows for each of the three years in the period ended April 1, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of April 1, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2012, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Doral, Florida

We have audited the internal control over financial reporting of Benihana Inc. and subsidiaries (the “Company”) as of April 1, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 1, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended April 1, 2012 of the Company and our report dated June 15, 2012, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 15, 2012

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

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of April 1, 2012 based on the criteria in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon this evaluation, our management concluded that the Company’s internal control structure and consequently, the Company’s internal control over financial reporting were effective as of April 1, 2012.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company’s internal control over financial reporting as of April 1, 2012. Deloitte & Touche LLP expressed an unqualified opinion on our internal control over financial reporting as of April 1, 2012 as stated in their report included herein.

/s/ Richard C. Stockinger
Richard C. Stockinger
Chief Executive Officer

/s/ J. David Flanery
J. David Flanery
Chief Financial Officer

June 15, 2012

OFFICERS AND DIRECTORS

CORPORATE OFFICERS

Richard C. Stockinger – Chairman of the Board, Chief Executive Officer and President

Christopher Ames – Chief Operating Officer

J. David Flanery – Chief Financial Officer

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

Norman Becker – Independent Consultant, Certified Public Accountant

J. Ronald Castell – ReelRon LLC

Adam Gray - Managing Director and Co-Founder, Coliseum Capital Management, LLC

Michael Kata - Vice President and Chief Operating Officer, Benihana of Tokyo, Inc

Michael S. Kaufman – President of the Restaurant Group, Centerplate, Inc.

Alan B. Levan – Chairman of the Board of Directors, Chief Executive Officer and President, BFC Financial Corporation; Chairman of the Board of Directors and Chief Executive Officer, BankAtlantic Bancorp.; and Chairman of the Board, Bluegreen Corporation.

Richard T. Snead – President and Chief Executive Officer, Mr. Gatti’s, LP

Richard C. Stockinger

CORPORATE INFORMATION

COMMON STOCK
NASDAQ Symbols
Common Stock                                           BNHN

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
333 SE 2nd Avenue
Suite 3600
Miami, Florida 33131

10-K REPORT AVAILABILITY
A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.benihana.com or can be obtained by writing us at:
8750 NW 36th Street
Doral, Florida 33178

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS
8750 NW 36th Street
Doral, Florida 33178
(305) 593-0770

COMMON STOCK INFORMATION

Our common stock is traded on the NASDAQ Global Select Market. Our Class A was traded on the NASDAQ Global Select Market until we eliminated the class in November 2011. There were 389 holders of record of our common stock at April 1, 2012.

The table below sets forth high and low prices for our common stock and Class A common stock and the cash dividends declared per share of common stock for the periods indicated. The high and low prices have been adjusted as if the stock dividend had been in existence for the fiscal periods presented.

	Fiscal Year Ended
	April 1, 2012			March 27, 2011
			Dividends			Dividends
COMMON STOCK	High	Low	Declared	High	Low	Declared

1st Quarter	$10.69	$8.28	$-	$7.20	$5.31	$-
2nd Quarter	9.83	6.76	-	8.23	6.33	-
3rd Quarter	10.50	8.24	-	8.49	7.47	-
4th Quarter	13.75	10.03	0.16	10.52	7.63	-

In November 2011, our shareholders approved a proposal to amend and restate the Company’s Certificate of Incorporation, which, among other things, reclassified each outstanding share of Class A common stock into one share of common stock. As a further result of such changes, shares of the united class of common stock have one vote per share on all matters submitted to the Company’s stockholders, including the election of directors. The former Class A Common Stock had the right to 1/10 of a vote per share when voting together with the common stock on all matters except for the election of directors, with respect to which the shares of the former Class A common stock voted separately as a class to elect 25% of the members of the board of directors. In addition, all holders of the united class of common stock will vote as a single class. Holders of the former Class A common stock and the common stock were previously entitled to separate class voting rights in certain circumstances as required by law, and those class voting rights were eliminated with the reclassification.

In January 2012, our board of directors declared our first quarterly cash dividend of $0.08 per common share. In March 2012, our board of directors declared a quarterly cash dividend of $0.08 per common share. We expect to continue to pay quarterly cash dividends.

Our Amended and Restated Credit Agreement with Wells Fargo restricts the amount of cash dividends paid and stock repurchases. We intend to request a waiver or modification of these restrictions prior to the cumulative dividend payment exceeding the limit.

COMMON STOCK INFORMATION

Set forth below is a comparison of the five-year cumulative total return among our common stock, the NASDAQ Composite Index and the SIC Code Index for SIC Code 5812 (Retail – Eating Places), in each case assuming that $100 was invested on the last day of the fiscal year ended April 1, 2007. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5‐YEAR CUMULATIVE TOTAL RETURN AMONG
BENIHANA INC. COMMON STOCK, NASDAQ COMPOSITE INDEX AND SIC
CODE INDEX

	2007	2008	2009	2010	2011	2012
Benihana, Inc.	$100.00	$57.59	$14.42	$31.79	$41.96	$66.05
NASDAQ Composite Index	$100.00	$93.00	$64.16	$100.36	$116.00	$132.11
Sic Code Index	$100.00	$108.69	$101.95	$133.51	$164.23	$216.13